09037368

Letters to Stockholders

Notice of 2009 Annual Meeting and Proxy Statement

2008 Annual Report to Stockholders

HERSHEY'S

The Hershey Company

Proxy Statement and 2008 Annual Report to Stockholders

March 16, 2009

To Our Stockholders:

It is my pleasure to invite you to attend the 2009 Annual Meeting of Stockholders of The Hershey Company to be held at **10:00 a.m.** Eastern Daylight Time on Thursday, **April 30, 2009**.

Business scheduled to be considered at the meeting includes (1) the election of nine directors and (2) ratification of the appointment of KPMG LLP as the Company's independent auditors for 2009. Management will review the Company's 2008 performance and will be available to respond to questions during the meeting.

The meeting will be held at GIANT Center, 950 West Hersheypark Drive, Hershey, Pennsylvania. Directions to GIANT Center are included with these materials. The doors to GIANT Center will open at **8:00 a.m.** Please note the only entrance to the meeting will be at the front of GIANT Center. Seating will be in the arena seats and will require use of the stadium steps. There will be designated seating for those using wheelchairs or requiring special assistance.

If you plan to attend the meeting, you will need an **ADMISSION TICKET** and a government-issued **PHOTO IDENTIFICATION** to gain admission. Any of the following items will serve as your ADMISSION TICKET:

- The **Notice of Internet Availability of Proxy Materials** you received by mail, directing you to the website where proxy materials could be accessed;
- The **top half of your Proxy Card,** if you received your proxy materials in paper form;
- An **Admission Ticket** supplied by our Investor Relations Department upon your request if your proxy materials were delivered by email; or
- A **letter from your broker, bank or other nominee,** or your **most recent account statement,** indicating that you were the beneficial owner of Hershey stock as of the record date, if your shares are held in street name.

Please remember that, if you are a street name holder and want to vote your shares at the meeting, you also will need to bring a legal proxy from your broker, bank or other nominee.

As in prior years, we highly recommend you do not carry items such as handbags and packages to the meeting as all such items will be inspected. Weapons and sharp objects (such as pocketknives and scissors), cell phones, pagers, cameras and recording devices will not be permitted inside the meeting room.

Please note that we will not distribute voting ballots during the meeting. If you plan to vote at the meeting, pick up a ballot at any of the registration booths upon your arrival and place it in the ballot boxes located near the Security Booth area, or submit your ballot to a meeting usher at the time designated during the meeting.

We also invite you to visit HERSHEY'S CHOCOLATE WORLD visitors center from 8:00 a.m. to 6:00 p.m. on the day of the Annual Meeting. Once again, we are offering stockholders a special 25% discount on selected items. You will need to show your ADMISSION TICKET (in any of the forms described above) at HERSHEY'S CHOCOLATE WORLD to receive the special discount.

As we all know, the difficult economic conditions have created challenges for many in our communities over the past year. In recognition of this, The Hershey Company is making a monetary donation to the Central Pennsylvania Food Bank in lieu of providing gifts to those attending this meeting. This change is consistent with our commitment to the community and with Milton Hershey's legacy of helping those less fortunate.

To assure proper representation of your shares at the meeting, we encourage you to submit your voting instructions to the Company in advance by Internet, phone or mail. Please refer to our proxy materials for more information on how to vote your shares.

I look forward to seeing you at the meeting.

Regards,

James E. Nevels

The Hershey Company

SEC Mail Processing Section

MAR 17 2009

Washington, DC
110

David J. West
President & Chief Executive Officer

March 16, 2009

To Our Fellow Stockholders:

2008 was a year of challenge for businesses in every sector. The food and consumer packaged goods industries faced unprecedented input cost volatility and worsening macroeconomic trends due to the global economic crisis. This was difficult for Hershey, our retail customers, and certainly our consumers.

Against this backdrop, we made difficult decisions and took the necessary steps to move our business forward and build stockholder value. Overall, we exited 2008 with positive momentum. Most importantly, we accomplished what we said we would. We unveiled our new strategy with a focus on our core brands and made significant progress in implementing our global supply chain transformation program. We delivered on-target results for 2008 as our brands responded to the higher levels of consumer marketing investment. Our U.S. marketplace performance improved sequentially throughout the year.

We also reached a significant milestone in 2008 as net sales exceeded $5 billion for the first time in our history, 3.8% higher than in 2007. Our diluted earnings per share from operations, which we define on page 38 of the proxy statement that accompanies this letter, were $1.88 as we made significant investment in advertising, additional retail sales representatives and Hershey International's entries into new market ventures.

In the marketplace, consumers are responding to our core brands and increased advertising. Our *Hershey's Bliss* line continues to perform well. Internally, we launched One Hershey, our refreshed values, and unveiled our new Mission and Strategy. Employee engagement has improved across the Company.

Today's volatile economic environment requires that we continue to make the tough calls with respect to our business. Much is beyond our control, especially in the tumultuous financial and commodity markets. We are facing the highest U.S. unemployment rates in years, and consumer sentiment is affected by uncertainty. The international economic situation also is uncertain and the strength of the U.S. dollar versus various foreign currencies likely will detract from the reported results of our international operations.

In spite of the challenges, Hershey enjoys unique advantages. The relative retail price points of our products are attractive, making chocolate an affordable indulgence. Our brands are among the most powerful in the world, and chocolate is a "destination category" for consumers, especially around seasonal periods such as Halloween. We have excellent relationships with our customers and continue to be U.S. retailers' preferred adviser in the confectionery category despite changes in the competitive landscape. Our financial position is sound and our cash flow is strong. Most importantly, we have a global team of more than 12,000 talented and committed employees.

To succeed in 2009, we must focus on those things that are under our control. This means executing flawlessly and doing the basics extremely well. We'll continue to concentrate on controlling costs in order to maintain our ability to continue investing in advertising, our brands and our capabilities.

Building on the momentum established in 2008, our key focus areas in 2009 include:

North America

We'll continue to focus on core brand growth as we benefit from insights developed from an in-depth market structure and category segmentation review performed in 2008. We'll again increase our investment in advertising.

We'll also work on turning around our *Hershey's Kisses* brand. We've revised the packaging to give the graphics an exciting, contemporary look and feel. By now I hope most of you have seen our latest *Kisses* television advertisements. They started to run at the end of January and will be on-air for the balance of the year.

Build a Sustainable Business Model

The price increase to our customers we instituted in August 2008 is an essential part of building our sustainable business model, enabling us to cover cost increases and to invest in advertising, selling capabilities and innovation. We must build upon the work we've already done with customers and consumers to ensure that we realize the pricing component of our strategy. I'm very pleased with the progress we've made on the global supply chain transformation program. Announced in February 2007, this three-year initiative remains on schedule. We're also looking to improve upon daily tasks starting with a global business process optimization effort that will provide us with the road map to working in the most effective way across the Company.

Consumer-Driven Innovation

We placed a great deal of emphasis in 2008 on building a new innovation process that will provide a framework for long-term success. We will live the process moving forward as we focus on building our innovation for 2010 and beyond. In addition, we are improving our global insights capabilities through consumer market segmentation.

International

In 2008, we made progress with our joint ventures in India, China and Brazil. We made important infrastructure investments with the successful installation of SAP, our enterprise wide technology system, in India and the balance of Asia. We also had our first launch of *Reese's* Peanut Butter Cups in strategic global markets. As always, we'll continue to look at new markets and new opportunities for profitable growth. In 2009, we expect Hershey International to grow sales and earnings greater than the Company average on a local currency basis. However, due to the stronger U.S. dollar, we do not expect the reported results for these operations to be as favorable.

Employee Value Proposition

In 2009, we'll continue to drive employee engagement through enhanced communications and by fully implementing redesigned performance management and compensation systems.

Above all, in 2009 we must again deliver on our commitments. This means meeting stockholder expectations of 2-3% net sales growth and continued progress in market share. We must show earnings growth and will continue our return to predictable performance.

Hershey delivers some of the best-loved brands to consumers around the world. The work we do lets millions of people enjoy Hershey's brands every day, and we are part of a proud heritage that goes back more than 100 years. Our mission, **Bringing sweet moments of Hershey happiness to the world every day,** reflects our commitment.

Our organization is aligned around clear priorities. We are focused on controlling what we can and executing flawlessly. We are committed to shaping the future of your Company to realize the opportunities ahead of us.

David J. West

Safe Harbor Statement

Please refer to the 2008 Annual Report to Stockholders that accompanies this letter for a discussion of Risk Factors that could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this letter to stockholders or elsewhere. This letter to stockholders is not a part of our proxy soliciting material.

TABLE OF CONTENTS

HERSHEY'S

The Hershey Company

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

DATE AND TIME	April 30, 2009 at **10:00 a.m. Eastern Daylight Time**
PLACE	GIANT Center 950 West Hersheypark Drive Hershey, PA 17033
ITEMS OF BUSINESS	(1) Elect nine directors. (2) Ratify the appointment of KPMG LLP as the Company's independent auditors for 2009. (3) Discuss and take action on any other business that is properly brought before the meeting.
WHO CAN VOTE?	You are entitled to vote at the meeting and at any adjournment or postponement of the meeting if you were a stockholder at the close of business on March 2, 2009, the record date for the annual meeting.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 16, 2009

Your vote is important. Instructions on how to vote are contained in our proxy statement and in the Notice of Internet Availability of Proxy Materials. Please cast your vote by telephone or over the Internet as described in those materials. Alternatively, if you requested a copy of the proxy/voting instruction card by mail, you may mark, sign, date and return the proxy/voting instruction card in the envelope provided.

The Hershey Company

100 Crystal A Drive

Hershey, Pennsylvania 17033

March 16, 2009

PROXY STATEMENT

For the Annual Meeting of Stockholders

To Be Held on April 30, 2009

The Board of Directors of The Hershey Company, a Delaware corporation, is furnishing this proxy statement to you in connection with the solicitation of proxies for our 2009 annual meeting of stockholders. The meeting will be held on April 30, 2009, at 10:00 a.m. Eastern Daylight Time, at GIANT Center, 950 West Hersheypark Drive, Hershey, Pennsylvania 17033. Valid proxies received in connection with the annual meeting may be voted at the annual meeting and at any adjournments or postponements of that meeting.

Important Notice Regarding the Availability of Proxy Materials for the 2009 Annual Meeting of Stockholders to be held on April 30, 2009

Our notice of annual meeting and proxy statement, annual report to stockholders, electronic proxy card and other annual meeting materials are available on the Internet at www.proxyvote.com. We intend to begin mailing our Notice of Internet Availability of Proxy Materials to stockholders on or about March 16, 2009. At that time, we will also begin mailing paper copies of our proxy materials to stockholders who requested them. Please see page 2 of this proxy statement for more information on how these materials will be distributed.

INFORMATION ABOUT THE ANNUAL MEETING AND VOTING

Annual Meeting Information

What is a proxy statement and why is it important?

We hold a meeting of stockholders annually. This year's meeting will be held on April 30, 2009. There will be certain items of business that must be voted on by our stockholders at the meeting, and our Board of Directors is seeking your proxy to vote on these items. This proxy statement contains important information about The Hershey Company and the matters that will be voted on at the meeting. Please read these materials carefully so that you have the information you need to make informed decisions. Throughout this proxy statement, we will refer to ourselves as "The Hershey Company," "Hershey," "we," "our" or the "Company."

How are proxy solicitation and other required annual meeting materials distributed?

The Securities and Exchange Commission, or SEC, has adopted rules that allow us to mail a notice to our stockholders advising that our proxy statement, annual report to stockholders, electronic proxy card and related materials are available for viewing, free of charge, on the Internet. Stockholders may then access these materials and vote over the Internet or request delivery of a full set of materials by mail or email. We have elected to utilize this process for the 2009 annual meeting. We intend to begin mailing the required notice, called Notice of Internet Availability of Proxy Materials, to stockholders on or about March 16, 2009. The proxy materials will be posted on the Internet, at www.proxyvote.com, no later than the day we begin mailing the Notice. If you receive a Notice, you will not receive a paper or email copy of the proxy materials unless you request one in the manner set forth in the Notice.

The Notice of Internet Availability of Proxy Materials contains important information, including:

- The date, time and location of the annual meeting;
- A brief description of the matters to be voted on at the meeting;
- A list of the proxy materials available for viewing on www.proxyvote.com and the control number you will use to access the site; and
- Instructions on how to access and review the proxy materials online, how to vote your shares over the Internet, and how to get a paper or email copy of the proxy materials, if that is your preference.

These rules give us the opportunity to serve you more efficiently by making the proxy materials available quickly online and reducing costs associated with printing and postage.

What is a proxy?

A proxy is your legal designation of another person to vote the stock that you own. The person you designate to vote your shares is also called a proxy. We have provided an electronic proxy card at www.proxyvote.com that you will use to vote your shares online or by telephone. If you requested a paper copy of our proxy materials, you can also vote using the proxy card enclosed with those materials. On our proxy card, you will find the names of the persons designated by the Company to act as proxies to vote your shares at the annual meeting. When you submit a proxy, the people named on the proxy card as proxies are required to vote your shares at the annual meeting in the manner you have instructed. Please turn to page 4 for more information about voting your shares.

What is the record date and why is it important?

The record date is the date used by our Board of Directors to determine which stockholders of the Company are entitled to receive notice of, and vote on the items presented at, the annual meeting. Our Board established March 2, 2009 as the record date for the 2009 annual meeting.

What is the difference between a registered stockholder and a stockholder who owns stock in street name?

If you hold shares of Hershey stock directly in your name, you are a registered stockholder. If you own your Hershey shares indirectly through a broker, bank or other holder of record, those shares are held in street name.

How do I gain admission to the annual meeting?

If you owned Hershey stock on the record date, you may attend the annual meeting. If you are a *registered stockholder*, you must bring with you the Notice of Internet Availability of Proxy Materials and a government-issued photo identification (such as a valid driver's license or passport) to gain admission to the meeting. If you did not receive a Notice because you elected to receive paper copies of the proxy materials, please bring the admission ticket printed on the top half of the proxy card supplied with those materials, together with your government-issued photo identification, to gain admission to the meeting. If you receive your proxy materials by email, please call our Investor Relations Department at (800) 539-0261 and request an admission ticket for the meeting.

If you hold your stock in *street name and want to gain admission to the meeting*, you should bring your government-issued photo identification, together with the Notice of Internet Availability of Proxy Materials you received from your broker, bank or other holder of record, or alternatively, a letter from your broker, bank or other holder of record, or your most recent account statement, indicating that you were the beneficial owner of Hershey stock as of the record date for the meeting.

What will occur at the annual meeting?

Following opening remarks, stockholders will be offered an opportunity to submit completed voting ballots on the proposals to be presented at this year's meeting. Following the vote, we will provide an update on our business followed by an opportunity for stockholders to ask questions. Finally, we will provide a preliminary report on the votes cast for each of the proposals presented at the meeting.

What proposals will I be voting on, and how does the Board of Directors recommend I vote?

	Proposal	Board Recommendation
No. 1	Election of nine directors, each to serve until the next annual meeting of stockholders and until his or her successor has been properly elected and qualified	FOR
No. 2	Ratification of the Audit Committee's selection of KPMG LLP as our independent auditors for the fiscal year ending December 31, 2009	FOR

What other matters might arise at the meeting?

We are not aware of any other matters that will be brought before the stockholders at the annual meeting. Except under very limited circumstances, stockholder proposals and nominations for director had to be submitted to us in advance and meet certain requirements in order to be eligible for consideration at the meeting. We described those requirements in our 2008 proxy statement. If any other item of business is properly presented for a vote at the annual meeting, the proxies will vote validly-executed proxies returned to us in accordance with their best judgment. Procedures for submitting stockholder proposals and nominations for director for the 2010 annual meeting are described on page 83.

Voting Information

Does Hershey have more than one class of stock outstanding?

We have two classes of stock outstanding, Common Stock and Class B Common Stock. As of the record date for the annual meeting, there were 166,295,763 shares of Common Stock outstanding and 60,710,908 shares of Class B Common Stock outstanding. All of the outstanding shares of Common Stock and Class B Common Stock are entitled to be voted at the meeting.

What are the voting rights of each class of stock?

You may cast one vote for each share of Common Stock that you held as of the close of business on the record date. You may cast ten votes for each share of Class B Common Stock that you held as of the close of business on the record date.

What is a quorum and why is it important?

A quorum is the minimum number of votes required to be present at the annual meeting to conduct business. Votes will be deemed to be "present" at the meeting if a stockholder of record:

- Attends the meeting in person, or
- Votes in advance by Internet, telephone or proxy card.

Abstentions and "broker non-votes" are counted as being present and entitled to vote in determining whether a quorum is present.

In most instances, holders of the Common Stock and Class B Common Stock vote together. However, there are some matters that must be voted on only by the holders of one class of stock. We will have a quorum at the annual meeting if the following number of votes is present, in person or by proxy:

- *For any matter requiring the vote of the Common Stock voting separately:* a majority of the votes of the Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Class B Common Stock voting separately:* a majority of the votes of the Class B Common Stock outstanding on the record date.
- *For any matter requiring the vote of the Common Stock and Class B Common Stock voting together without regard to class:* a majority of the votes of the Common Stock and Class B Common Stock outstanding on the record date.

What vote is required to approve each proposal?

Proposal No. 1: Election of Directors. Nine directors are to be elected at our annual meeting. As required by our certificate of incorporation and by-laws:

- One-sixth of our directors (which equates presently to two directors) will be elected by the holders of our Common Stock voting separately as a class.
- The remaining seven directors will be elected by the holders of our Common Stock and Class B Common Stock voting together without regard to class.

You can cast your vote "FOR" any or all of the director nominees named on the proxy card or "WITHHOLD" your vote on any or all of the nominees. Please refer to the voter website, www.proxyvote.com, for voting instructions. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

Directors will be elected by *plurality.* That means the nominees who receive the greatest number of properly cast "FOR" votes will be elected.

Arnold G. Langbo and Charles B. Strauss have been nominated by the Board for election by the holders of our Common Stock voting separately at the 2009 annual meeting. The other director nominees have been nominated for election by the holders of our Common Stock and Class B Common Stock voting together. Please go to page 25 for more information about Proposal No. 1.

Proposal No. 2. Holders of record of our Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting will approve Proposal No. 2 if they cast more votes in favor of the proposal than against the proposal. We have provided additional information about Proposal No. 2 in this proxy statement.

How can I vote my shares before the meeting?

You may vote your shares prior to the meeting by following the instructions provided on the Notice of Internet Availability of Proxy Materials, this proxy statement and the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, voting instructions are also contained on the proxy card enclosed with those materials.

- If you are a *registered stockholder*, there are three ways to vote your shares before the meeting:

  By Internet (www.proxyvote.com): Use the Internet to transmit your voting instructions until 11:59 p.m. EDT on April 29, 2009. Have your Notice of Internet Availability of Proxy Materials with you when you access the website and follow the instructions to obtain your records and to create an electronic voting instruction form.

  By telephone (1-800-690-6903): Submit your vote by telephone until 11:59 p.m. EDT on April 29, 2009. Have your Notice of Internet Availability of Proxy Materials in hand when you call and then follow the instructions you receive from the telephone voting site.

  By mail: If you requested a paper copy of the proxy materials, mark, sign and date the proxy card enclosed with those materials and return it in the postage-paid envelope we have provided. To be valid, proxy cards must be received before the start of the annual meeting. Proxy cards should be returned to The Hershey Company, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

- If your shares are held in *street name*, your broker, bank or other holder of record may provide you with a Notice of Internet Availability of Proxy Materials. Follow the instructions on the Notice to access our proxy materials and vote online or to request a paper or email copy of our proxy materials. If you received these materials in paper form, the materials included a voting instruction card so you can instruct your broker, bank or other holder of record how to vote your shares.

Can I vote at the meeting?

If you are a *registered stockholder*, you can vote at the meeting any shares that were registered in your name as the stockholder of record as of the record date.

If your shares are held in *street name*, you are not a holder of record of those shares and cannot vote them at the annual meeting unless you have a legal proxy from the holder of record. If you plan to attend and vote your street-name shares at the annual meeting, you should request a legal proxy from your broker, bank or holder of record and bring it with you to the meeting.

If you plan to vote at the meeting, please pick up a ballot at the registration table upon your arrival. You may then either deposit your ballot in any of the designated voting boxes located inside the meeting room before the meeting begins, or submit your ballot to a meeting usher at the time designated during the meeting. *Ballots will not be distributed during the meeting*. Shares may not be voted after the polls close.

Whether or not you plan to attend the meeting, we strongly encourage you to vote by proxy prior to the meeting.

Can I revoke my proxy or change my voting instructions once submitted?

If you are a *registered stockholder*, you can revoke your proxy and change your vote at any time prior to the annual meeting by:

- Notifying our Corporate Secretary in writing at 100 Crystal A Drive, Hershey, PA 17033 (the notification must be received by the close of business on April 29, 2009);
- Voting again by Internet or telephone prior to 11:59 p.m. EDT on April 29, 2009 (only the latest vote you submit will be counted); or
- Submitting a new properly signed and dated paper proxy card with a later date (your proxy card must be received before the start of the annual meeting).

If your shares are held in *street name*, you should contact your broker, bank or other holder of record about revoking your voting instructions and changing your vote prior to the meeting.

If you are eligible to vote at the annual meeting, you also can revoke your proxy or voting instructions and change your vote at the annual meeting by submitting a written ballot before the polls close.

What will happen if I provide my proxy but do not vote on a proposal?

You should provide voting instructions for all proposals appearing on the proxy/voting instruction card. The persons named as proxies on the proxy card will vote your shares according to your instructions. However, if you fail to provide instructions on how you want your shares to be voted, properly submitted proxies will be voted:

- "FOR" the election of all director nominees; and
- "FOR" the ratification of the appointment of KPMG LLP as our independent auditors for 2009.

If any other item is properly presented for a vote at the meeting, the shares represented by your properly submitted proxy will be voted by the proxies using their own best judgment.

What will happen if I do not provide my proxy or vote my shares in person at the annual meeting?

If you are a *registered stockholder*, your shares will not be voted.

If your shares are held in *street name*, your broker, bank or other holder of record might be authorized to vote your shares on certain "routine" matters. The election of directors and the ratification of independent auditors are currently considered to be routine matters. On these matters, your broker or nominee can:

- Vote your street-name shares on these items even though you have not provided voting instructions, or
- Choose not to vote your shares on these matters.

Non-routine matters cannot be voted without your instructions. When a broker or nominee is unable to vote shares for this reason, it is called a "broker non-vote." We are not aware of any non-routine matters that will be brought before the stockholders for a vote at the annual meeting.

Are abstentions and broker non-votes counted in the vote totals?

When a stockholder abstains from voting on any proposal (other than the election of directors), the abstention is counted as a vote "AGAINST" the proposal. Broker non-votes are not included in vote totals and will not affect the outcome of the vote.

How do I vote if I am a participant in one of the Company's 401(k) Plans?

If you are a participant in either The Hershey Company 401(k) Plan or The Hershey Company Puerto Rico 401(k) Plan, and you meet the vesting requirements of the plan, you may have certain voting rights regarding shares of our Common Stock credited to your account in the plan. You do not own these shares. They are owned by the trustee.

The plan provides you with voting rights based on the number of shares of Hershey Common Stock that were constructively invested in your plan account as of the close of business on the record date. We originally contributed these shares to the plan on your behalf as matching or supplemental retirement contributions. You may vote these shares in much the same way as registered stockholders vote their shares, but you have an earlier deadline. Your vote must be received by the trustee by 11:59 p.m. EDT on April 27, 2009. You may vote these shares by following the instructions provided on the Notice of Internet Availability of Proxy Materials and on the voter website, www.proxyvote.com. If you requested a paper copy of the proxy materials, you also may vote by mail by signing, dating and returning the proxy/voting instruction card included with those materials.

By submitting voting instructions, you will direct the plan trustee:

- How to vote the shares of Common Stock allocated to your account in the plan; and
- How to vote a portion of the shares of Common Stock allocated to the accounts of other participants in the plan who have not submitted voting instructions by the deadline.

The plan trustee will submit one proxy to vote all shares of Common Stock in the plan. The trustee will vote the shares of participants submitting voting instructions in accordance with their instructions and will vote the remaining shares of Common Stock in the plan in the same proportion as the final votes of all participants who actually voted. Please note that if you do not submit voting instructions for the shares of Common Stock in your account by the voting deadline, those shares will be included with the other undirected shares and voted by the trustee as described above. Because the trustee submits one proxy to vote all shares of Common Stock in the plan, you may not vote plan shares in person at the annual meeting.

How do I vote my shares in the Company's Automatic Dividend Reinvestment Service Plan?

BNY Mellon Shareowner Services, our transfer agent, has arranged for any shares that you hold in the Automatic Dividend Reinvestment Service Plan to be included in the total registered shares of Common Stock shown on the Notice of Internet Availability of Proxy Materials or proxy card we have provided you. By voting these shares, you will also be voting your shares in the Automatic Dividend Reinvestment Service Plan.

Additional Information about the Annual Meeting

Who will pay the cost of soliciting votes for the annual meeting?

We will pay the cost of preparing, assembling and furnishing proxy solicitation and other required annual meeting materials. We do not use a third-party solicitor. It is possible that our directors, officers and employees might solicit proxies by mail, telephone, telefax, electronically over the Internet or by personal contact, without receiving additional compensation. We will reimburse brokers, banks and other nominees, fiduciaries and custodians who nominally hold shares of our stock as of the record date for the reasonable costs they incur furnishing proxy solicitation and other required annual meeting materials to street-name holders who beneficially own those shares on the record date.

What is householding?

The SEC has adopted rules that allow us to send in a single envelope our Notice of Internet Availability of Proxy Materials or a single copy of our proxy solicitation and other required annual meeting materials to two or more stockholders sharing the same address. We may do this only if the stockholders at that address share the same last name or if we reasonably believe that the stockholders are members of the same family. If we are sending a Notice, the envelope must contain a separate Notice for each stockholder at the shared address. Each Notice must also contain a unique control number that each stockholder will use to gain access to our proxy materials and vote online. If we are mailing a paper copy of our proxy materials, the rules require us to send each stockholder at the shared address a separate proxy card.

We believe this rule is beneficial to both our stockholders and to us. Our printing and postage costs are lowered anytime we eliminate duplicate mailings to the same household. However, stockholders at a shared address may revoke their consent to the householding program and receive their Notice in a separate envelope, or, if they have elected to receive a full copy of our proxy materials in the mail, receive a separate copy of these materials. If you have elected to receive paper copies of our proxy materials and want to receive a separate copy of these materials for our 2009 annual meeting, please call our Investor Relations Department, toll free, at (800) 539-0261. If you consented to the householding program and wish to revoke your consent for future years, simply call, toll free, (800) 542-1061, or write to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, New York 11717.

What does it mean if I received more than one Notice or proxy card?

You probably have multiple accounts with us and/or brokers, banks or other nominees. You should vote all of the shares represented by these Notices/proxy cards. Certain brokers, banks and nominees have procedures in place to discontinue duplicate mailings upon a stockholder's request. You should contact your broker, bank or nominee for more information. Additionally, our transfer agent, BNY Mellon Shareowner Services, can assist you if you want to consolidate multiple registered accounts existing in your name. To contact our transfer agent, write to BNY Mellon Shareowner Services, 480 Washington Blvd., Jersey City, NJ 07310-1900, or call:

- (800) 851-4216 Domestic Holders
- (201) 680-6578 Foreign Holders
- (800) 231-5469 Domestic TDD line for hearing impaired
- (201) 680-6610 Foreign TDD line for hearing impaired

Will you publish the results of voting?

Preliminary results of voting will be announced at the annual meeting. The final voting results will be published in the Company's quarterly report on Form 10-Q for the second quarter of 2009. We will file that report with the SEC by August 14, 2009. The final results also will be posted in the Investor Relations section of the Company's website, www.hersheys.com, as soon as they are certified by the Inspector of Elections for the annual meeting. This typically occurs within two weeks after the meeting date. To find the voting results on our website, simply select "Investor Relations" located in the lower left-hand column of our homepage under the heading "Hershey's Corporate." When the Investor Relations homepage appears, select the "Voting Results" tab located along the left-hand column of the page. Questions also may be directed to our Investor Relations Department at (800) 539-0261.

GOVERNANCE OF THE COMPANY

What is corporate governance?

Corporate governance is the process by which companies govern themselves.

At The Hershey Company, day-to-day business activities are carried out by our employees under the direction and supervision of our Chief Executive Officer, or CEO. The Board of Directors oversees these activities. In doing so, each director is required to use his or her business judgment in the best interests of the Company. The Board's responsibilities include:

- Review of the Company's performance, strategies and major decisions;
- Oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- Oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- Oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

What principles has the Board established with respect to corporate governance?

The general principles governing the functions of our Board and its committees are contained in the following documents:

- *Corporate Governance Guidelines:* Our Corporate Governance Guidelines provide the basic framework for the Board's role in the governance of the Company. The guidelines include the Board's policies regarding director independence, qualifications, responsibilities, access to management and outside advisors, compensation, continuing education, oversight of management succession and stockholding requirements. They also provide a process for directors to annually evaluate the performance of the Board. The Corporate Governance Guidelines were last amended and restated by the Board on February 17, 2009. We have included a copy of the Corporate Governance Guidelines as Appendix A to this proxy statement.
- *Board Committee Charters:* The Board has adopted a charter for each standing committee of the Board – the Audit Committee, the Compensation and Executive Organization Committee, the Governance Committee and the Executive Committee. The charters comply with the requirements of the Sarbanes-Oxley Act of 2002, rules of the SEC and listing standards of the New York Stock Exchange. We believe the charters reflect current best practices in corporate governance.
- *Code of Ethical Business Conduct:* The Board has adopted a Code of Ethical Business Conduct. Adherence to this Code assures that our directors, officers and employees are held to the highest standards of integrity. The Code covers areas such as conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee oversees the Company's communication of, and compliance with, the Code.

You can view the Corporate Governance Guidelines, committee charters and Code of Ethical Business Conduct in the Investor Relations section of our website, www.hersheys.com. Once you are in the Investor Relations section, look for the heading "Corporate Governance" in the right-hand column of the page and select the appropriate subheading. We will post amendments to any of these documents on our website as soon as possible after the effective date of the amendment. If any amendment or waiver of the Code of Ethical Business Conduct applies to directors or executive officers, our posting will appear within four business days of the amendment or waiver.

We also will provide written copies of any of these documents free of charge to our stockholders. Requests for copies should be addressed to:

The Hershey Company
Attention: Investor Relations Department
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

What is the composition of the Board and how often are members elected?

There currently are nine members of the Board. Each member's term will expire at the annual meeting. As discussed in greater detail beginning on page 25, the Board is recommending that you re-elect each of these nine members for an additional one-year term at the annual meeting.

Which directors are independent, and how does the Board make that determination?

The Board determines which of our directors are independent. For a director to be considered independent under the listing standards of the New York Stock Exchange, the Board must affirmatively determine that the director has no direct or indirect material relationship with The Hershey Company. The Board has adopted categorical standards for independence that the Board uses when determining which directors are independent. Rather than have one set of standards for Board members as a whole and additional standards for Audit Committee members, as permitted by the New York Stock Exchange, the Board bases its determination of independence for all directors on the more stringent standards applicable to Audit Committee members. These standards are contained in our Corporate Governance Guidelines. You can review these standards by turning to page A-2 of Appendix A.

Applying the categorical standards for independence, the listing standards of the New York Stock Exchange and rules of the SEC, the Board determined that the following directors recommended for election at the annual meeting are independent: Robert F. Cavanaugh, Charles A. Davis, Arnold G. Langbo, James E. Nevels, Thomas J. Ridge, David L. Shedlarz, Charles B. Strauss and LeRoy S. Zimmerman. The Board also determined that Edward J. Kelly, III, a director who resigned from the Board on February 22, 2008, and Kenneth L. Wolfe, our former non-executive Chairman of the Board who resigned from the Board on February 16, 2009, were independent during the periods of their respective service in 2008 and 2009. The Board determined that David J. West, President and Chief Executive Officer of The Hershey Company, is not independent because he is an executive officer of the Company.

The Board determined that Messrs. Davis, Ridge and Strauss have no relationship with the Company other than their relationship as director and stockholder. Messrs. Cavanaugh, Langbo, Nevels, Shedlarz and Zimmerman have certain relationships with the Company, in addition to being directors and stockholders, that the Board considered but determined ultimately not to be material. Messrs. Kelly and Wolfe also had certain relationships with the Company during the time they were directors that the Board considered but determined not to be material.

Robert F. Cavanaugh, James E. Nevels and LeRoy S. Zimmerman. Messrs. Cavanaugh, Nevels and Zimmerman are independent members of the board of directors of Hershey Trust Company and the board of managers (governing body) of Milton Hershey School. Mr. Cavanaugh was initially recommended for nomination to our Board by the Milton Hershey School Trust in 2003. Messrs. Nevels and Zimmerman were initially elected to the Board on November 11, 2007 by the Milton Hershey School Trust acting by written consent. Our Board elected Mr. Nevels Chairman of the Board on February 16, 2009. None of these individuals receive any compensation from The Hershey Company, from Hershey Trust Company or from Milton Hershey School other than compensation they receive in the ordinary course as board members of each of those entities. We do not expect these individuals to receive other forms of compensation from these entities in 2009. Hershey Trust Company and the Milton Hershey School Trust are stockholders of the Company whose holdings are described in greater detail beginning on page 32 of this proxy statement. Under SEC rules, Hershey Trust Company, the Milton Hershey School Trust and companies controlled by the Milton Hershey School Trust are considered affiliates of the Company. During 2008, we had a number of transactions with the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust involving the purchase and sale of goods and services in the ordinary course of business. We also completed one real estate transaction with the Milton Hershey School Trust in 2008. Messrs. Cavanaugh, Nevels and Zimmerman did not participate in Board decisions in connection with these transactions. We have outlined these transactions and transactions we contemplate for 2009 in greater detail in the section entitled "Certain Transactions and Relationships," beginning on page 79 of this proxy statement.

Edward J. Kelly, III. In February 2008, shortly before his resignation from our Board, Mr. Kelly became President, Citi Alternative Investments, an alternative investments platform of Citigroup Inc. Citigroup Inc. and its affiliates provide commercial and investment banking services to the Company and is one of our key financial services providers. However, we did not utilize the services of Citi Alternative Investments during 2008. All of our transactions with Citigroup Inc. and its affiliates are in the ordinary course of business.

Arnold G. Langbo. Mr. Langbo is a director of Weyerhaeuser Company. During 2008, we purchased packaging and shipping containers, such as corrugated boxes, from Weyerhaeuser Company, and Weyerhaeuser Company purchased our products for use in display modules manufactured by Weyerhaeuser. All sales and purchases were in the ordinary course of business. In August 2008, Weyerhaeuser Company sold its container board and packaging business to another company. As a result, we do not expect these sale and purchase transactions with Weyerhaeuser Company to continue in 2009.

David L. Shedlarz. Mr. Shedlarz is a director of Pitney Bowes Inc. During 2008, we purchased or leased office supplies and equipment such as postage meters and copiers from Pitney Bowes Inc. All purchases and leases were in the ordinary course of business. We do not expect these transactions or amounts of payments to change materially in 2009.

Kenneth L. Wolfe. Mr. Wolfe was formerly the Company's Chairman of the Board and Chief Executive Officer. He retired on January 1, 2002. Mr. Wolfe again became a director in November 2007 and resigned as non-executive Chairman of the Board in February 2009. As a former director, Mr. Wolfe participates in the Directors' Charitable Award Program, which is described in greater detail on page 21 of this proxy statement. As a retiree of the Company, Mr. Wolfe receives retiree life insurance, paid for by the Company. Throughout 2008, Mr. Wolfe and his wife were covered by a Medicare supplemental program, the cost of which was shared by the Company and Mr. Wolfe. Effective January 1, 2009, Mr. Wolfe and his wife are covered under a fully-insured Medicare advantage program, the cost of which is shared by the Company and Mr. Wolfe. These benefits are provided solely in connection with Mr. Wolfe's service as a former director or his retirement and are not conditioned on his performance of future services to the Company.

Do our independent directors meet separately in regularly scheduled executive sessions, and, if so, who presides at those meetings?

Our independent directors meet regularly in executive session at the conclusion of every Board meeting, and at other times as the independent directors deem necessary. Each executive session is chaired by our Chairman of the Board. In the Chairman's absence, executive sessions are chaired by an independent director assigned on a rotating basis. Members of the Audit Committee, Governance Committee and Compensation and Executive Organization Committee also meet regularly in executive session at the conclusion of committee meetings. Additional information about executive sessions is contained in our Corporate Governance Guidelines. To learn more, please turn to page A-5 of Appendix A.

Can I communicate with directors?

You may communicate with our directors in several ways. Communications regarding accounting, internal accounting controls or auditing matters may be addressed to the Audit Committee at the following address:

Audit Committee
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

You also may email the Audit Committee at auditcommittee@hersheys.com. Finally, you may submit your comments, confidentially and anonymously, if you desire, to the Audit Committee by calling the Hershey Concern Line at 1-800-362-8321 or by accessing the Hershey Concern Line website at www.HersheysConcern.com.

You may contact the independent directors at the following address:

Independent Directors
c/o Corporate Secretary
The Hershey Company
100 Crystal A Drive
P. O. Box 810
Hershey, PA 17033-0810

You also may email the independent directors at independentdirectors@hersheys.com or contact the independent directors using the Hershey Concern Line telephone number or website noted above.

Under the procedures approved by our Board, the Audit Committee will address communications in accordance with its Procedures for Submission and Handling of Complaints Regarding Compliance Matters, which are available for viewing in the Investor Relations section of our website at www.hersheys.com. Communications to the Audit Committee and/or our independent directors are processed by the Office of General Counsel. The Office of General Counsel reviews and summarizes these communications and provides reports to the Audit Committee on a periodic basis. Communications regarding any accounting, internal control or auditing matter are reported immediately to the Audit Committee, as are allegations about our officers. Solicitations, junk mail and obviously frivolous or inappropriate communications are not forwarded to the Audit Committee, but copies are retained and made available to any director who wishes to review them.

How often did the Board meet in 2008?

The Board held six regular meetings and five special meetings in 2008. Each director attended at least 88% of all of the meetings of the Board and committees of the Board on which he served (during the period he served) in 2008. Average attendance for all of these meetings equaled 96%.

What is the Company's policy regarding Board members' attendance at the annual meeting?

Directors are expected to attend our annual meetings of stockholders. All of the nine directors standing for election at our 2008 annual meeting, held on April 22, 2008, were in attendance at that meeting.

What are the committees of the Board and what are their functions?

The Board has four standing committees: Audit, Compensation and Executive Organization, Governance, and Executive. The Board also establishes, from time to time, committees of limited duration for a special purpose. Our Corporate Governance Guidelines require that every member of the Audit Committee, Compensation and Executive Organization Committee and Governance Committee be independent.

Audit Committee	8 meetings in 2008
Members:	Charles B. Strauss (Chair)* Robert F. Cavanaugh Charles A. Davis David L. Shedlarz (as of August 29, 2008) * Edward J. Kelly, III served as Chair of the Committee until his resignation from the Board on February 22, 2008. Charles B. Strauss became Chair of the Committee on February 28, 2008.
Independence:	The Board determined that all directors on this Committee are, or were during the time they served, independent under applicable listing standards of the New York Stock Exchange, Rule 10A-3 under the Securities Exchange Act of 1934, as amended, and the Company's Corporate Governance Guidelines.
Responsibilities:	Assists the Board in its oversight of the integrity of the Company's financial statements, the Company's compliance with legal and regulatory requirements, the qualifications and independence of the Company's independent auditors and the performance of the independent auditors and the Company's internal audit function; Directly oversees and has direct responsibility for the appointment, compensation, retention and oversight of the work of the independent auditors; Approves all audit and non-audit engagement fees and terms with the independent auditors; and Administers our Procedures for Submission and Handling of Complaints Regarding Compliance Matters.
Charter:	A current copy of the charter of the Audit Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.
Qualifications:	The Board has determined that all directors on this Committee are financially literate, that Messrs. Cavanaugh, Davis, Shedlarz and Strauss, being all of the members of the Audit Committee, qualify as "audit committee financial experts" as defined in SEC regulations, and that each has accounting or related financial management expertise.

Compensation and Executive Organization Committee 7 meetings in 2008

Members:	Arnold G. Langbo (Chair) Robert F. Cavanaugh James E. Nevels Charles B. Strauss
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Establishes the compensation of the Company's elected officers (other than the Chief Executive Officer); Evaluates the performance of and recommends to the independent directors of the full Board as a group the compensation of the Company's Chief Executive Officer; Reviews and recommends to the full Board the form and amount of director compensation; Grants performance stock units, stock options, restricted stock units and other rights under the Long-Term Incentive Program of the Company's Equity and Incentive Compensation Plan ("Incentive Plan"), or any successor plan; Establishes target-award levels and makes awards under the Annual Incentive Program of the Incentive Plan; Administers the Incentive Plan; Monitors compensation arrangements for management employees for consistency with corporate objectives and stockholders' interests; Reviews the executive organization of the Company; and Monitors the development of personnel available to fill key management positions as part of the succession planning process.
Charter:	A current copy of the charter of the Compensation and Executive Organization Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

The Compensation and Executive Organization Committee recommends or establishes director and executive officer compensation in accordance with the authority granted by its charter and the Board-approved compensation plans the Committee oversees. The Committee may delegate its responsibilities under limited circumstances to a subcommittee composed only of a subset of Committee members. Also, under the terms of the Board- and stockholder-approved Incentive Plan, the Committee is authorized to provide our CEO with limited authority to make stock-based awards to non-executive employees in connection with recruitment, retention, performance recognition or promotion. The Incentive Plan does not authorize our CEO to make grants to our executive officers.

During 2008, the Committee engaged Mercer (US) Inc. ("Mercer"), an executive compensation consultant, to provide independent assistance to the Committee with respect to the Committee's development and refinement of our compensation policies and the Committee's assessment of whether our compensation programs support our business objectives, are market competitive and are cost-efficient. The Committee engaged Mercer to succeed Towers Perrin, an executive compensation consulting firm who had provided such services to the Committee in prior years and did so during the first two months of 2008 when the Committee made decisions and took actions relating to 2008 director and executive officer compensation levels and awards.

Under its engagement letter with the Committee, Mercer has acknowledged that the firm works for the Committee while working with management to provide advice, counsel and recommendations that reinforce the Company's business strategy, economics, organization and management approach. Mercer has provided and continues to provide services and products to the Company in addition to its work for the Committee, including services related to global compensation studies and surveys for various geographies. During 2008, the fees paid to Mercer for these additional services represented approximately 6% of the total fees payable to Mercer for work performed in 2008.

With respect to actions taken in the early part of 2008, Towers Perrin served as the Committee's consultant. Additionally, the Company retained Marcella K. Arline, our former Chief People Officer who retired from the Company on December 31, 2007, as a consultant to provide compensation advice to the Committee in early 2008 pending the election of a new Chief People Officer.

As was the case in prior years, Towers Perrin prepared the following studies for use by the Committee in setting director and executive officer compensation.

- *Executive Compensation Market Competitiveness Study:* This study analyzed food manufacturing, processing and distribution industry compensation survey data for approximately 40 key positions and was drawn from the Towers Perrin Executive Compensation database.
- *Chief Executive Officer Proxy Compensation Study:* This study analyzed compensation for CEOs in Hershey's public-company peer group, as reported in their proxy statements. The study reviewed information on base salary, annual incentive, long-term incentive and other compensation and benefits programs as directed by the Committee.
- *Board of Director Compensation Market Competitiveness Study:* This study analyzed competitive pay practices for boards of directors, including prevalent pay types and competitive pay levels for annual retainers, meeting fees and long-term compensation.

The Committee used this and other information provided by Towers Perrin, along with data supplied by our former Chief People Officer and/or the staff of the Company's Total Compensation and Benefits Department, to reach an independent recommendation regarding compensation to be paid to our Chief Executive Officer in 2008. The Committee's final recommendation was then given to the independent directors of our Board for review and final approval.

In establishing compensation levels and awards for executive officers other than our Chief Executive Officer in early 2008, the Committee took into consideration the recommendations of Towers Perrin, evaluations by our Chief Executive Officer and former Chief People Officer of each officer's individual performance and Company performance. The Committee evaluated director compensation in early 2008 primarily on the basis of Towers Perrin's Board of Director Compensation Market Competitiveness Study.

Beginning in March 2008, Mercer provided the Committee with advice, counsel and recommendations with respect to the composition of the peer group and competitive data used for benchmarking our compensation program and financial performance. Mercer also assisted the Committee with the development of the 2009 annual incentive program and long-term incentive awards made to our executive officers and 2009 director compensation.

Please turn to page 38 for additional information regarding our executive compensation programs and page 19 for information regarding compensation of our directors.

Governance Committee 6 meetings in 2008

Members:	James E. Nevels (Chair)* Thomas J. Ridge LeRoy S. Zimmerman * Kenneth L. Wolfe served as Chair of the Governance Committee throughout 2008 and until his resignation from the Board on February 16, 2009. That same day, the Board appointed James E. Nevels to replace Mr. Wolfe as a member and Chair of the Committee.
Independence:	The Board has determined that all directors on this Committee are independent under the listing standards of the New York Stock Exchange and the Company's Corporate Governance Guidelines.
Responsibilities:	Reviews and makes recommendations on the composition of the Board and its committees; Identifies, evaluates and recommends candidates for election to the Board consistent with the Board's membership qualifications; Reviews and makes recommendations to the full Board on corporate governance matters, including the Company's Corporate Governance Guidelines; Administers the Company's Related Person Transaction Policy as directed by the Board; and Evaluates the performance of the full Board, its independent committees and each director.
Charter:	A current copy of the charter of the Governance Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Executive Committee 0 meetings in 2008

Members:	James E. Nevels (Chair)* Arnold G. Langbo Charles B. Strauss* LeRoy S. Zimmerman * Kenneth L. Wolfe served as Chair of the Executive Committee throughout 2008 and until his resignation from the Board on February 16, 2009. As required by our Corporate Governance Guidelines, James E. Nevels assumed the role of Chair of the Executive Committee when he replaced Mr. Wolfe as Chair of the Governance Committee on February 16, 2009. Charles B. Strauss replaced Edward J. Kelly, III on this Committee following Mr. Kelly's resignation from the Board on February 22, 2008 and upon Mr. Strauss's appointment as Chair of the Audit Committee on February 28, 2008.
Responsibilities:	Manages the business and affairs of the Company, to the extent permitted by the Delaware General Corporation Law, when the Board is not in session. A subcommittee consisting of the independent directors on this Committee who are not affiliated with Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, reviews and approves in advance any transaction not in the ordinary course of business between the Company and any of these entities, unless the Board or Corporate Governance Guidelines specify a different approval process. Currently, our Corporate Governance Guidelines provide that such transactions will be reviewed and approved in advance by a special committee consisting of the directors elected by the holders of our Common Stock voting separately, and only in the absence of such directors will the subcommittee of this Committee approve such transactions.
Charter:	A current copy of the charter of the Executive Committee may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

How are nominees for the Board selected?

The Governance Committee is responsible for identifying and recommending to the Board candidates for Board membership. The Milton Hershey School Trust, our controlling stockholder, also may from time to time recommend to the Governance Committee, or elect outright, individuals to serve on our Board.

The Governance Committee considers recommendations from directors, stockholders (including the Milton Hershey School Trust) or other sources. Occasionally, the Governance Committee engages a paid third-party consultant to assist it in identifying and evaluating director candidates. The Governance Committee has sole authority under its charter to retain, compensate and terminate these consultants. The Governance Committee's general policy is to have all members of the Committee interview prospective candidates before their nominations are approved by the Committee and recommended to the full Board.

Our Corporate Governance Guidelines describe the qualifications and skills sought by the Board of any Board nominee. Generally, the Board seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole.

In reviewing the qualifications of prospective directors, the Board considers factors it deems appropriate, including the candidate's:

- Integrity;
- Judgment;
- Skill;
- Diversity;
- Ability to express informed, useful and constructive views;
- Experience with businesses and other organizations of comparable size;
- Ability to commit the time necessary to learn our business and to prepare for and participate actively in committee meetings and in Board meetings;
- Experience and how it relates to the experience of the other Board members; and
- Overall desirability as an addition to the Board and its committees.

The Board seeks individuals having knowledge and experience in such disciplines as finance, international business, marketing, information technology, human resources and consumer products.

The Governance Committee does not distinguish between nominees recommended by stockholders and other nominees. However, stockholders desiring to nominate a director candidate must comply with certain procedures. We explained the procedures for nominating a director candidate at this year's annual meeting in our 2008 proxy statement. If you are a stockholder and desire to nominate a director candidate at next year's annual meeting, you must comply with the procedures for nomination set forth in the section entitled "Information About the 2010 Annual Meeting," beginning on page 83.

Does the Board impose a maximum age limit for directors?

Our Corporate Governance Guidelines provide that directors will not be nominated for reelection after their 72nd birthday. All of the directors standing for election at the 2009 annual meeting of stockholders, with the exception of Mr. Zimmerman, satisfied the applicable age requirement at the time of their nomination. In the case of Mr. Zimmerman, the Board elected to waive this requirement and nominated him to stand for election at the 2009 annual meeting for an additional one-year term.

DIRECTOR COMPENSATION

How are directors compensated?

The Company maintains a Directors' Compensation Plan designed to:

- Attract and retain highly qualified non-employee directors; and
- Align the interests of non-employee directors with those of our stockholders by paying a portion of their compensation in units representing shares of our Common Stock.

Directors who are employees of the Company receive no additional compensation for their service on our Board. Mr. West, our President and Chief Executive Officer, is the only employee of the Company who also served as a director and thus received no additional compensation for his Board service in 2008.

The Board targets non-employee director compensation at the 50th percentile of compensation paid to directors at a peer group of 15 food, beverage and consumer products companies representing our most direct competitors for director and executive talent. Information about this peer group is included in the Compensation Discussion and Analysis beginning on page 38. Each year, with the assistance of the Compensation and Executive Organization Committee and the Committee's compensation consultant, the Board reviews the compensation paid to directors at these companies and establishes its compensation in accordance with its target.

As a result of its review in February 2008, the Board increased the compensation of our non-employee directors to the following schedule:

• Annual cash retainer	$ 80,000
• Annual restricted stock unit award	$120,000
• Annual cash fee for chairs of the Audit Committee, Compensation and Executive Organization Committee and Governance Committee	$ 10,000

Kenneth L. Wolfe became the non-executive Chairman of the Board effective January 1, 2008. Following review of competitive data relating to compensation paid to non-executive chairmen performing the expanded role undertaken by Mr. Wolfe, the Board established for him an increased annual cash retainer of $180,000. James E. Nevels, our current non-executive Chairman of the Board, also will be paid this increased annual cash retainer.

Annual Retainer and Committee Chair Fees

Non-employee directors may elect to receive all or a portion of the annual retainer in cash or Common Stock. Non-employee directors also may elect to defer receipt of the retainer or committee chair fees until the date their membership on the Board ends. Committee chair fees that are not deferred are paid only in cash. Non-employee directors desiring to defer some or all of the retainer or committee chair fees may invest the deferred amounts in two ways:

- In a cash account that values the performance of the investment based upon the performance of one or more third-party investment funds, as selected by the director. These investment funds were selected from the mutual funds or other investment options available to all employees participating in our 401(k) Plan. Amounts invested in the cash account are paid only in cash.
- In a deferred common stock unit account that we value according to the performance of our Common Stock, including reinvested dividends. Amounts invested in the deferred common stock unit account are paid in shares of Common Stock.

Restricted Stock Units

Restricted stock units, or RSUs, were granted quarterly to non-employee directors on the first day of January, April, July and October 2008. The number of RSUs granted in each quarter was determined by dividing $30,000 by the average closing price of a share of our Common Stock on the New York Stock Exchange on the last three trading days preceding the grant date. RSUs awarded to non-employee directors in 2008 vest one year after the date of grant, or earlier, upon termination of the director's membership on the Board by reason of retirement (termination of service from the Board after the director's 60th birthday), death or disability, for any reason after a change in control, or such other circumstances as the Board may determine. Once vested, RSUs are paid to directors only in shares of Common Stock or, at the option of the director, deferred as common stock units under the Directors' Compensation Plan until the director's membership on the Board ends. Dividend equivalent units are credited at regular rates on the RSUs during the restriction period and, upon vesting of the RSUs, are paid currently in shares of Common Stock or deferred as common stock units together with RSUs the director has deferred. As of March 16, 2009, all of the non-employee directors, except Messrs. Cavanaugh and Nevels, had attained retirement age for purposes of the vesting of RSUs.

Other Compensation, Reimbursements and Programs

The Board occasionally establishes committees of limited duration for special purposes. The Board will consider paying additional compensation to non-employee directors who serve on special committees, generally $1,250 per meeting, if the special committee holds six or more meetings, each lasting one hour or more. No director received compensation for service on a special committee in 2008.

Prior to 1997, directors participated in our Directors' Charitable Award Program. No directors have been added to the program since 1996 and our obligations under the program were not affected by the service of any director during 2008. Under the program, upon the participating director's death, the Company makes a charitable gift to an educational institution designated by the director. The amount of the donation varies, depending upon the director's length of service, with a maximum donation of $1 million after five years of service. One such gift, in the amount of $1 million, was made by the Company in 2008 following the death of a former director. As of December 31, 2008, there were 16 former directors and one then current director (Mr. Wolfe) who participated in the program for whom we are committed to make charitable contributions aggregating $16.8 million.

We reimburse our directors for travel and other out-of-pocket expenses they incur when attending Board and committee meetings and for minor incidental expenses they incur when performing directors' services. We also provide reimbursement for at least one director continuing education program each year. Directors receive travel accident insurance while traveling on the Company's business and receive discounts on the purchase of our products to the same extent and on the same terms as all of our employees. Directors are also eligible to participate in the Company's Gift Matching Program. Under the Gift Matching Program, the Company will match, upon a director's request, contributions made by the director to one or more charitable organizations, on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

We do not award stock options or maintain a non-equity incentive plan or defined benefit pension plan for our non-employee directors.

The following table and explanatory footnotes provide information with respect to the compensation paid or provided to the directors during 2008 in accordance with the policies and programs described above.

Director Compensation
2008

Name	Fees Earned or Paid in Cash(1) ($)	Stock Awards(2) ($)	Total ($)
Robert F. Cavanaugh	80,000	120,000	200,000
Charles A. Davis	80,000	120,000	200,000
Edward J. Kelly, III*	13,104	17,472	30,576
Arnold G. Langbo	90,000	120,000	210,000
James E. Nevels	80,000	120,000	200,000
Thomas J. Ridge	80,000	120,000	200,000
David L. Shedlarz**	27,174	40,761	67,935
Charles B. Strauss	88,407	120,000	208,407
Kenneth L. Wolfe***	190,000	120,000	310,000
LeRoy S. Zimmerman	80,000	120,000	200,000

* Resigned from the Board on February 22, 2008

** Joined the Board on August 29, 2008

*** Non-executive Chairman of the Board (resigned from the Board on February 16, 2009)

(1) This column includes amounts paid in cash or shares of Common Stock at the election of the director or deferred by the director under the Directors' Compensation Plan. A director may choose to have his retainer and committee chair fee deferred in the form of cash or Common Stock until his membership on the Board ends. Amounts credited as earnings on amounts deferred under the Directors' Compensation Plan are based on mutual funds or other investment options available to all participants in our 401(k) Plan or our Common Stock and, accordingly, the earnings credited during 2008 were not "above market" or "preferential" earnings.

The following table sets forth the portion of fees paid in cash or Common Stock, and the portion deferred with respect to retainers and fees earned during 2008:

Name	Immediate Payment			Deferred and Investment Election		
	Cash Paid ($)	Value Paid in Shares of Common Stock ($)	Number of Shares of Common Stock (#)	Value Deferred to a Cash Account ($)	Value Deferred to a Common Stock Unit Account ($)	Number of Deferred Common Stock Units (#)
Robert F. Cavanaugh	—	—	—	—	80,000	2,160
Charles A. Davis	80,000	—	—	—	—	—
Edward J. Kelly, III	13,104	—	—	—	—	—
Arnold G. Langbo	—	—	—	—	90,000	2,430
James E. Nevels	56,000	24,000	648	—	—	—
Thomas J. Ridge	—	—	—	—	80,000	2,160
David L. Shedlarz	27,174	—	—	—	—	—
Charles B. Strauss	8,407	—	—	80,000	—	—
Kenneth L. Wolfe	190,000	—	—	—	—	—
LeRoy S. Zimmerman	—	—	—	—	80,000	2,160

(2) This column presents the dollar amount recognized as expense during 2008 for financial statement reporting purposes with respect to RSUs awarded to the directors during 2008. RSUs awarded to directors are charged to expense in the Company's financial statements at the grant date fair value on each quarterly grant date. The target annual grant date fair value of the RSUs for each director during 2008 was $120,000.

The following table provides information with respect to the number and market value of deferred common stock units and RSUs held by each director as of December 31, 2008, based on the $34.74 closing price of our Common Stock as reported by the New York Stock Exchange on December 31, 2008, the last trading day of the year. The information presented includes the accumulated value of each director's common stock units and RSUs. Balances shown below include dividend equivalent units credited in the form of additional common stock units on retainers and committee chair fees that have been deferred as common stock units and dividend equivalent units credited in the form of additional common stock units on RSUs.

Name	Number of Deferred Common Stock Units (#)	Market Value of Retainers and Committee Chair Fees Deferred to the Common Stock Unit Account as of December 31, 2008 ($)	Number of RSUs (#)	Market Value of RSUs as of December 31, 2008 ($)
Robert F. Cavanaugh	7,628	264,997	10,675	370,850
Charles A. Davis	—	—	3,599	125,029
Edward J. Kelly, III	—	—	—	—
Arnold G. Langbo	2,707	94,041	3,599	125,029
James E. Nevels	—	—	3,599	125,029
Thomas J. Ridge	2,186	75,942	3,599	125,029
David L. Shedlarz	—	—	1,090	37,867
Charles B. Strauss	—	—	3,599	125,029
Kenneth L. Wolfe	—	—	3,599	125,029
LeRoy S. Zimmerman	2,401	83,411	3,599	125,029

Have there been any changes to directors' compensation since the end of 2008?

Following a review of competitive data, the Compensation and Executive Organization Committee recommended to the Board that no changes be made for 2009 to the annual compensation paid to our directors and non-executive Chairman of the Board. The Board concurred with this recommendation.

PROPOSAL NO. 1 – ELECTION OF DIRECTORS

How many directors are standing for election?

Nine directors are to be elected at the annual meeting. Each director is expected to serve until the next annual meeting and until his or her successor has been elected and qualified.

Which of the nominees currently serve on the Board?

Each of the nominees is currently a member of the Board. Nominee David L. Shedlarz is standing for election by the stockholders for the first time at the 2009 annual meeting. Our Board elected Mr. Shedlarz a director on August 29, 2008 upon the recommendation of the Governance Committee. He was recommended to the Governance Committee by a third-party consultant retained by the Committee.

What happens if a nominee becomes unavailable for election?

If a nominee becomes unavailable for election for any reason, the proxies will have discretionary authority to vote for a substitute.

Who are the nominees?



ROBERT F. CAVANAUGH, age 50, is Managing Director of DLJ Real Estate Capital Partners, Los Angeles, California, a subsidiary of Credit Suisse and a leading global investment banking firm. He has held that position since October 1999. He is a director of Hershey Trust Company and a member of the board of managers of Milton Hershey School. A Hershey director since 2003, he is a member of the Audit Committee and the Compensation and Executive Organization Committee.



CHARLES A. DAVIS, age 60, is Chief Executive Officer of Stone Point Capital LLC, Greenwich, Connecticut, a global private equity firm. Mr. Davis has held that position since June 2005 when the firm was established. Prior to that, Mr. Davis was with MMC Capital, Inc., the private equity business of Marsh & McLennan Companies, Inc., serving as President from April 1998 to December 2002, Chief Executive Officer from January 1999 to May 2005 and Chairman from January 2002 to May 2005. He also served as a Vice Chairman of Marsh & McLennan Companies, Inc., a global professional services firm and the parent of MMC Capital, Inc., from September 1999 to May 2005. Mr. Davis is a director of AXIS Capital Holdings Limited and The Progressive Corporation. A Hershey director since 2007, he is a member of the Audit Committee.



ARNOLD G. LANGBO, age 71, retired in 2000 as Chairman of Kellogg Company, Battle Creek, Michigan, a producer of cereal and convenience foods. He held that position from January 1992 and also served as Chief Executive Officer from January 1992 until May 1999. He is a director of Johnson & Johnson, Whirlpool Corporation and Weyerhaeuser Company. A Hershey director since 2007, he chairs the Compensation and Executive Organization Committee and is a member of the Executive Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class.



JAMES E. NEVELS, age 57, was elected the non-executive Chairman of the Board of Directors of The Hershey Company effective February 16, 2009. He is Chairman of The Swarthmore Group, Philadelphia, Pennsylvania, a minority-owned investment-advisory firm, which he founded in 1991. He is a director of Tasty Baking Company. He is also a director of Hershey Trust Company and a member of the board of managers of Milton Hershey School. A Hershey director since 2007, he chairs the Governance Committee and the Executive Committee and is a member of the Compensation and Executive Organization Committee.



THOMAS J. RIDGE, age 63, is President and Chief Executive Officer of Ridge Global, LLC, Washington, D.C., a global strategic consulting company. He has held that position since July 2006. From April 2005 to July 2006, he was President and Chief Executive Officer of Thomas Ridge LLC. From October 2001 to February 2005, Mr. Ridge was Secretary of the U.S. Department of Homeland Security. Prior to his service as Secretary of Homeland Security, he was Governor of Pennsylvania from 1995 to 2001. He is a director of Exelon Corporation and Vonage. A Hershey director since 2007, he is a member of the Governance Committee.



DAVID L. SHEDLARZ, age 60, retired in December 2007 as Vice Chairman of Pfizer Inc., New York, New York, a pharmaceutical, consumer and animal products health company. He held that position from July 2005. From January 1999 to July 2005, he was Pfizer's Executive Vice President and Chief Financial Officer. He is a director of Pitney Bowes, Inc. and a member of the Teachers Insurance and Annuity Association Board of Trustees. A Hershey director since August 2008, he is a member of the Audit Committee.



CHARLES B. STRAUSS, age 66, retired in 2004 as President and Chief Executive Officer of Unilever United States, Englewood Cliffs, New Jersey, a primary business group of Unilever, the international food and home and personal care organization. He held that position from 2000. He is a director of Aegis plc and The Hartford Financial Services Group. A Hershey director since 2007, he chairs the Audit Committee and is a member of the Compensation and Executive Organization Committee and Executive Committee. He has been nominated for election by the holders of the Common Stock voting separately as a class.



DAVID J. WEST, age 45, was elected President and Chief Executive Officer of The Hershey Company, effective December 1, 2007. From October to November 2007, he was President of the Company; from January until October 2007, he was Executive Vice President, Chief Operating Officer; from January 2005 to January 2007, he was Senior Vice President, Chief Financial Officer and he continued to hold the position of Chief Financial Officer until July 2007 when his successor to that position was elected. He was Senior Vice President, Chief Customer Officer from June 2004 to January 2005 and was Senior Vice President, Sales from December 2002 to June 2004. Mr. West is a director of Tasty Baking Company. He has been a Hershey director since 2007.



LEROY S. ZIMMERMAN, age 74, is Senior Counsel, Eckert Seamans Cherin & Mellott, LLC, Pittsburgh, Pennsylvania, a national full service law firm. He has held that position since January 2002. He is a director of Hershey Trust Company and a member of the board of managers of Milton Hershey School. A Hershey director since 2007, he is a member of the Governance Committee and the Executive Committee.

What is the Board's recommendation for voting on Proposal No. 1?

The Board of Directors unanimously recommends that stockholders vote **FOR** the nominees listed above.

AUDIT COMMITTEE REPORT

To Our Stockholders:

Our role as the Audit Committee of the Board of Directors is to prepare this report and to assist the Board in its oversight of:

- The integrity of the Company's financial statements;
- The Company's compliance with legal and regulatory requirements;
- The independent auditors' qualifications and independence; and
- The performance of the independent auditors and the Company's internal audit function.

Our Committee operates under a written charter that was last amended and restated by the Board on February 17, 2009. The charter may be viewed on the Company's website at www.hersheys.com in the Investor Relations section.

Our duties as a Committee include overseeing the Company's management, internal auditors and independent auditors in their performance of the following functions, for which they are responsible:

Management

- Preparing the Company's financial statements;
- Establishing effective financial reporting systems and internal controls and procedures; and
- Reporting on the effectiveness of the Company's internal control over financial reporting.

Internal Audit Department

- Independently assessing management's system of internal controls and procedures; and
- Reporting on the effectiveness of that system.

Independent Auditors

- Auditing the Company's financial statements;
- Expressing an opinion about the financial statements' conformity with U.S. generally accepted accounting principles; and
- Annually auditing the effectiveness of the Company's internal control over financial reporting.

We meet periodically with management, the internal auditors and independent auditors, independently and collectively, to discuss the quality of the Company's financial reporting process and the adequacy and effectiveness of the Company's internal controls. Prior to the Company filing its Annual Report on Form 10-K for the year ended December 31, 2008, with the SEC, we also:

- Reviewed and discussed the audited financial statements with management and the independent auditors;
- Discussed with the independent auditors the matters required to be discussed by Statement on Auditing Standards No. 61, *Communication with Audit Committees*, as currently in effect;

- Received the written disclosures and the letter from the independent auditors required by Independence Standards Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect; and
- Discussed with the independent auditors their independence from the Company.

We are not employees of the Company and are not performing the functions of auditors or accountants. We are not responsible as a Committee or individually to conduct "field work" or other types of auditing or accounting reviews or procedures or to set auditor independence standards. In carrying out our duties as Audit Committee members, we have relied on the information provided to us by management and the independent auditors. Consequently, we do not assure that the audit of the Company's financial statements has been carried out in accordance with generally accepted auditing standards, that the financial statements are presented in accordance with U.S. generally accepted accounting principles or that the Company's auditors are in fact "independent."

Based on the reports and discussions described in this report, and subject to the limitations on our role and responsibilities as a Committee referred to above and in our charter, we recommended to the Board that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended December 31, 2008, filed with the SEC on February 20, 2009.

Submitted by the Audit Committee of the Company's Board of Directors:

Charles B. Strauss, Chair
Robert F. Cavanaugh
Charles A. Davis
David L. Shedlarz

INFORMATION ABOUT OUR INDEPENDENT AUDITORS

Who are the Company's current independent auditors?

KPMG LLP, an independent registered public accounting firm, has audited the Company's financial statements since May 10, 2002.

What were KPMG LLP's fees for professional services to the Company in fiscal years 2007 and 2008?

KPMG LLP's fees were as follows:

For the Fiscal Year Ended December 31,	2008	2007
Audit Fees	$2,572,000	$2,375,000
Audit-Related Fees[1]	230,217	183,000
Tax Fees[2]	63,558	31,500
All Other Fees	—	—
Total Fees	$2,865,775	$2,589,500

(1) Fees associated primarily with services related to the auditing of employee benefit plans and securities offering procedures.

(2) Fees pertaining primarily to assistance with the preparation of tax returns for the Company's foreign subsidiaries.

What is the Audit Committee's policy regarding pre-approval of audit and non-audit services performed by the Company's independent auditors?

The Audit Committee pre-approves all audit and non-audit services performed by KPMG LLP. The Committee is authorized by its charter to delegate to one or more of its members the authority to pre-approve any audit or non-audit services, provided that the approval is presented to the Audit Committee at its next scheduled meeting. Under ordinary circumstances, the Committee will authorize KPMG LLP to perform only the following types of non-audit services:

- Audit-related services that only the Company's independent auditors may perform (such as securities offering comfort letters and accountants' consents);
- Benefit plan audits;
- Tax services for statutory audits or filing assistance;
- Audits to assure that certain required procedures are being complied with (including, for example, assuring that the Company and its contractual counter parties are complying with provisions of licenses or other contracts); and
- Translation services to support foreign audits.

The Audit Committee pre-approved all services provided by KPMG LLP in 2008.

PROPOSAL NO. 2 – APPOINTMENT OF INDEPENDENT AUDITORS

What is the Board proposing?

The Board is proposing that you ratify the Audit Committee's appointment of KPMG LLP as the Company's independent auditors for 2009. The Audit Committee and the Board consider KPMG LLP to be well-qualified for that role.

Is stockholder ratification necessary or required?

The Audit Committee is not required to obtain stockholder ratification of its appointment of KPMG LLP. However, the Audit Committee recommended to the Board that stockholders be given the opportunity to vote on KPMG LLP's appointment at the annual meeting.

What will happen if the appointment of KPMG LLP is not ratified by the stockholders?

If stockholders do not ratify the appointment of KPMG LLP as the Company's independent auditors for 2009, the Audit Committee will reconsider its appointment.

How many votes will be required for ratification?

KPMG LLP's appointment as the Company's independent auditors for 2009 will be considered ratified if the holders of record of the Common Stock and Class B Common Stock present (in person or by proxy) at the annual meeting cast more votes for the proposal than against the proposal.

Will representatives of KPMG LLP attend the annual meeting?

Representatives of KPMG LLP will attend the annual meeting, will have the opportunity to make a statement, if they so desire, and will respond to questions.

What is the Board's recommendation for voting on Proposal No. 2?

The Board of Directors unanimously recommends that stockholders vote **FOR** Proposal No. 2.

OWNERSHIP OF THE COMPANY'S SECURITIES

When are shares "beneficially owned"?

Shares are beneficially owned when a person has voting or investment power over the shares or the right to acquire voting or investment power within 60 days. Voting power is the power to vote the shares. Investment power is the power to direct the sale or other disposition of the shares.

What information is presented in the following table?

This table shows the number of Company shares beneficially owned by:

- Stockholders who we believe owned more than 5% of our outstanding Common Stock or Class B Common Stock, as of the dates indicated; and
- Our directors, the executive officers named in the Summary Compensation Table on page 56 (we refer to these officers as "named executive officers"), and all directors and executive officers as a group, as of March 2, 2009.

Unless we have indicated otherwise in a footnote, the individuals and entities listed in the table have voting and investment power over the shares listed.

Holder	Common Stock(1)	Exercisable Stock Options(2)	Percent of Common Stock(3)	Class B Common Stock	Percent of Class B Common Stock(4)
Milton Hershey School Trust(5) Founders Hall Hershey, PA 17033 / Hershey Trust Company(5) 100 Mansion Road Hershey, PA 17033	12,513,321	—	7.5	60,612,012	99.8
Capital World Investors(6) 333 South Hope Street, 55th Floor Los Angeles, CA 90071	16,977,500	—	10.2	—	—
The Income Fund of America, Inc.(6) 333 South Hope Street, 55th Floor Los Angeles, CA 90071	10,821,000	—	6.5	—	—
T. Rowe Price Associates, Inc.(7) 100 East Pratt Street Baltimore, MD 21202	14,853,892	—	8.9	—	—
Hershey Trust Company(5)	709,897	—	**	—	—
Humberto P. Alfonso	2,736	31,038	**	—	—
John P. Bilbrey	6,335	108,659	**	—	—
Michele G. Buck	3,502	48,815	**	—	—
Robert F. Cavanaugh*	1,000	—	**	—	—
Charles A. Davis*	1,908	—	**	—	—
Arnold G. Langbo*	2,908	—	**	—	—
James E. Nevels*	2,834	—	**	—	—
Thomas J. Ridge*	—	—	**	—	—
David L. Shedlarz*(8)	—	—	**	—	—
Burton H. Snyder	18,874	95,902	**	—	—
Charles B. Strauss*	200	—	**	—	—
David J. West*	43,154	313,149	**	—	—
LeRoy S. Zimmerman*	—	—	**	—	—
All directors and executive officers as a group (20 persons)	115,261	907,774	**	—	—

* Director

** Less than 1%

(1) Amounts listed for executive officers include shares of Common Stock allocated by the Company to the officer's account in The Hershey Company 401(k) Plan under section 401(k) of the Internal Revenue Code. Amounts listed also include the following restricted stock units that will vest within 60 days of March 2, 2009 and for which the holder has requested immediate payment:

- RSUs held by directors:

Charles A. Davis	941
Arnold G. Langbo	941
James E. Nevels	941

- 250 RSUs held by an executive officer who is not a named executive officer.

(2) This column reflects stock options that were exercisable by the named executive officers and the executive officers as a group on March 2, 2009, as well as the following stock options that will become exercisable within 60 days of March 2, 2009:

- Stock options held by the named executive officers:

Humberto P. Alfonso	3,700
John P. Bilbrey	6,188
Michele G. Buck	9,450
Burton H. Snyder	5,638
David J. West	14,063

- 29,082 stock options held, in the aggregate, by five executive officers who are not named executive officers.

(3) Based upon 166,295,763 shares of Common Stock outstanding on March 2, 2009, unless indicated otherwise in a footnote.

(4) Based upon 60,710,908 shares of Class B Common Stock outstanding on March 2, 2009.

(5) Reflects stockholdings as of March 2, 2009. For more information about the Milton Hershey School Trust, Hershey Trust Company and the voting of these securities, please turn to page 36.

(6) Information regarding Capital World Investors and its beneficial holdings was obtained from a Schedule 13G filed with the SEC on February 13, 2009. The filing indicated that, as of December 31, 2008, Capital World Investors had sole voting power over 171,500 shares, and sole investment power over 16,977,500 shares, of Common Stock and that 16,977,500 shares represented 10.2% of our Common Stock outstanding on that date. Capital World Investors disclaimed beneficial ownership over these shares on the basis that it is a beneficial holder solely because its affiliate, Capital Research and Management Company, acts as an investment advisor and manages equity assets for various investment companies, including The Income Fund of America, Inc., an investment company registered under the Investment Company Act of 1940. The Income Fund of America, Inc. joined in the Schedule 13G filing with Capital World Investors under an agreement to file a joint statement on Schedule 13G and reported that it had sole voting power over 10,821,000 shares, that it had investment power over no shares, and that 10,821,000 shares represented 6.5% of our Common Stock outstanding on December 31, 2008.

(7) Information regarding T. Rowe Price Associates, Inc. and its beneficial holdings was obtained from a Schedule 13G filed with the SEC on February 13, 2009. The filing indicated that, as of December 31, 2008, T. Rowe Price Associates, Inc. had sole voting power over 3,017,820 shares, and sole investment power over 14,853,892 shares, of Common Stock and that 14,853,892 shares represented 8.9% of our Common Stock outstanding on that date. The filing indicated that these securities are owned by various individual and institutional investors for which T. Rowe Price Associates, Inc. serves as investment advisor with power to direct investments and/or sole power to vote the securities. T. Rowe Price Associates, Inc. has informed us that, for purposes of the reporting requirements of the Securities Exchange Act of 1934, it is deemed to be a beneficial owner of these securities; however, T. Rowe Price Associates, Inc. expressly disclaims that it is, in fact, the beneficial owner of such securities.

(8) Our Board elected Mr. Shedlarz a director on August 29, 2008.

Do the stockholders listed in the beneficial ownership table above hold additional Company securities not reflected in that table?

Our directors and named executive officers hold certain unvested or deferred common stock units that we are not permitted to show in the beneficial ownership table above. The SEC prohibits us from including these units in the beneficial ownership table because the units will not convert to actual shares of Common Stock over which the holder will have voting or investment power within the required 60-day period. If and when these units convert to Common Stock shares, they will convert on a one-for-one basis and the holder will become the beneficial owner of the Common Stock shares.

We have added the table below to show the common stock unit holdings of each of the directors and named executive officers on March 2, 2009. These holdings appear under the column entitled "Shares Underlying Common Stock Units." For ease of reference, we also have included in the table the number of Common Stock shares beneficially owned by these persons, as set forth in the beneficial ownership table above, and the total number of Common Stock shares beneficially owned and common stock units held on March 2, 2009.

Holder	Beneficially Owned Common Stock	Shares Underlying Common Stock Units(1)	Total
Humberto P. Alfonso	2,736	16,689	19,425
John P. Bilbrey	6,335	37,721	44,056
Michele G. Buck	3,502	11,700	15,202
Robert F. Cavanaugh*	1,000	19,164	20,164
Charles A. Davis*	1,908	2,552	4,460
Arnold G. Langbo*	2,908	5,259	8,167
James E. Nevels*	2,834	2,552	5,386
Thomas J. Ridge*	–	6,646	6,646
David L. Shedlarz*	–	1,952	1,952
Burton H. Snyder	18,874	10,000	28,874
Charles B. Strauss*	200	4,460	4,660
David J. West*	43,154	–	43,154
LeRoy S. Zimmerman*	–	6,860	6,860

* Director

(1) Common stock units not beneficially owned include the following:

- Unvested restricted stock units, or RSUs, granted on or before March 2, 2009 to the named executive officers under the Incentive Plan;
- Unvested RSUs granted on or before March 2, 2009 to our directors under the Directors' Compensation Plan or the Incentive Plan;
- Common stock units deferred by the named executive officers under the Company's Deferred Compensation Plan; and
- Common stock units deferred by the directors under the Directors' Compensation Plan.

You can find additional information about unvested RSUs and deferred common stock units held by directors in the Director Compensation section beginning on page 19. You also can find additional information about unvested RSUs and deferred common stock units held by the named executive officers in the Executive Compensation section beginning on page 38.

What is the Milton Hershey School Trust?

In 1909, Milton S. and Catherine S. Hershey established a trust (the "Milton Hershey School Trust") having as its sole beneficiary Milton Hershey School, a non-profit school for the full-time care and education of disadvantaged children located in Hershey, Pennsylvania. Hershey Trust Company, a state-chartered trust company, is trustee of the Milton Hershey School Trust.

What is the relationship of the Milton Hershey School Trust and Hershey Trust Company to The Hershey Company?

The Milton Hershey School Trust is our controlling stockholder. It will have the right to cast 7.5% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 80.0% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together. The board of directors of Hershey Trust Company, with the approval of the board of managers (governing body) of Milton Hershey School, decides how funds held by the Milton Hershey School Trust will be invested. The board of directors of Hershey Trust Company decides how shares of The Hershey Company held by the Milton Hershey School Trust will be voted.

As of the record date, Hershey Trust Company also held 320,897 shares of our Common Stock in its capacity as institutional fiduciary for 103 estates and trusts unrelated to the Milton Hershey School Trust. Hershey Trust Company also held 389,000 shares of our Common Stock as investments on that date. The board of directors or management of Hershey Trust Company decides how these shares will be invested and voted.

In all, Hershey Trust Company, as trustee for the Milton Hershey School Trust, as fiduciary for the individual estates and trusts noted above, and as direct owner of investment shares, will be entitled to vote 13,223,218 shares of our Common Stock and 60,612,012 shares of our Class B Common Stock at the annual meeting. Stated in terms of voting power, Hershey Trust Company will have the right to cast 8.0% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock voting separately and 80.0% of all of the votes entitled to be cast on matters requiring the vote of the Common Stock and Class B Common Stock voting together at the annual meeting.

Our certificate of incorporation contains the following important provisions regarding Class B Common Stock and the Milton Hershey School Trust's ownership of that stock:

- All holders of Class B Common Stock, including the Milton Hershey School Trust, may convert any of their Class B Common Stock shares into shares of our Common Stock at any time on a share-for-share basis.
- All shares of Class B Common Stock will automatically be converted to shares of Common Stock on a share-for-share basis if the Milton Hershey School Trust ceases to hold more than 50% of the total Class B Common Stock shares outstanding and at least 15% of the total Common Stock and Class B Common Stock shares outstanding.
- We must obtain the approval of the Milton Hershey School Trust before we issue any Common Stock or take any other action that would deprive the Milton Hershey School Trust of the ability to cast a majority of the votes on any matter where the Class B Common Stock is entitled to vote, either separately as a class or together with any other class.

What is the governance structure of Milton Hershey School and Hershey Trust Company?

All of the outstanding shares of Hershey Trust Company are owned by the Milton Hershey School Trust. The members of the board of managers of Milton Hershey School are appointed by and from the board of directors of Hershey Trust Company. There are eight members of the board of directors of Hershey Trust Company. There are eight members of the board of managers of Milton Hershey School. Robert F. Cavanaugh, James E. Nevels and LeRoy S. Zimmerman, each a director of our Company, are members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School. Directors of Hershey Trust Company and members of the Milton Hershey School board of managers individually are not considered to be beneficial owners of the shares of Hershey Common Stock and Class B Common Stock held by the Milton Hershey School Trust.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

This section discusses the principles underlying our policies and provides information and analysis of decisions we made concerning the compensation of Hershey's executive officers. This information describes the process and considerations on which compensation is awarded to and earned by our executive officers and provides perspective on the tables and narrative that follow.

What material factors or events affected the executive compensation process and decision-making during 2008? What was the response to those factors and events?

During 2008 we continued the transformation of our operations and organization that began in 2007. Despite significant volatility in commodities prices, we made progress in implementing our consumer-driven demand model, increased levels of investment in advertising and promoting our brands and strengthened Hershey's leadership position in the marketplace.

- In November 2007, we announced the resignations of eight members of our Board of Directors and the election of eight new directors, and the appointment of a non-executive Chairman of the Board effective January 1, 2008.
- Effective December 1, 2007, Mr. West assumed the position of President and Chief Executive Officer (CEO) following the announcement by Richard H. Lenny that he would be retiring from the Company at the end of 2007. During the second half of 2007, we promoted Mr. Alfonso to the position of Senior Vice President, Chief Financial Officer (CFO), Mr. Bilbrey to Senior Vice President and President, Hershey North America and Ms. Buck to Senior Vice President, Global Chief Marketing Officer. We also announced the retirement or resignation of two executive officers and in 2008 the election of three executive officers who joined Hershey from other companies. In view of the significant changes in our Board and executive team, the Compensation and Executive Organization Committee of our Board, which we refer to in this section as the Committee, approved retention awards for some of our executive officers during 2008.
- In January 2008, we announced our full-year Company-wide results for 2007 which were below the financial targets established at the start of 2007. As a result, no payments based on Company-wide performance results were made to our CEO and other senior executives under our annual incentive program, or AIP, for 2007. Because our three-year financial results were also below target no performance stock unit, or PSU, payments were made to any of our senior executives under our long-term incentive program for the performance cycle that ended in 2007. The year 2007 marked the second year in a row for which Company-wide performance results generated no incentive payment for executive officers under our AIP.
- In January 2008, we also announced our projection that performance in 2008 would reflect net sales growth in a range of 3% to 4% and a 9% reduction from 2007 in annual "diluted EPS from operations" which we define as diluted earnings per share excluding items affecting comparability as described beginning on page 19 of the 2008 Annual Report to Stockholders that accompanies this proxy statement. We announced that our expectation for 2008 diluted EPS from operations would be in a range of $1.85 to $1.90, that we would incur business realignment and impairment charges related to the global supply chain transformation program in the range of $0.37 to $0.42 per share, and that we projected an increase in reported earnings per share-diluted in the range of $1.43 to $1.53. We used these expectations in establishing the performance goals for the 2008 AIP and contingent target PSU awards made in February 2008.

- During 2008, we increased prices and took other actions in response to rising commodity prices. In addition, we announced a renewed strategic plan and mission that enables a new consumer-centric approach and allocation of resources behind our core brands to combat contracting and changing consumer demand. Throughout the year we continued to gain traction in the marketplace by adding additional retail sales representatives and retail sales merchandisers to better service our retail customers. In January 2009, we announced full-year Company-wide results for 2008 that reflected improved marketplace momentum and were on target with our performance goals for sales, income, free cash flow and EPS. As these results were in line with our anticipated results, annual bonuses under our AIP were earned by our CEO and all other executive officers for the first time since 2005.
- Despite on-target results for 2008, due to the shortfall in results in 2006 and 2007, no PSU payments were made to any of our senior executives under our long-term incentive program for the performance cycle that ended in 2008. In August 2008, we announced that we expect 2009 diluted EPS from operations to be below our long-term growth objective of 6% to 8% as a result of higher input costs and increased consumer investment. It is unlikely that our executive officers will receive any payment of performance stock units for the 2007-2009 PSU performance cycle, although we do anticipate a partial payment for the special two-year 2008-2009 PSU performance cycle.
- During 2008, the Committee engaged Mercer (US) Inc., or Mercer, to serve as compensation consultant to the Committee and to work with management with respect to our executive and Board compensation programs. Mercer succeeded Towers Perrin, an executive compensation consulting firm which had provided such services to the Committee in prior years and did so during the first two months of 2008 when the Committee made decisions and took actions relating to 2008 executive officer compensation levels and awards. Throughout the latter half of 2008, with the assistance of Mercer, the Committee and management reviewed our executive compensation programs, including the design of our AIP and equity award programs in light of market trends, our updated strategic focus and outlook, and the peer groups used for benchmarking compensation and performance. In January and February 2009, at the conclusion of this review, we launched and implemented redesigned performance management and compensation programs to ensure alignment of our executives and all employees with our Company's strategic goals.

Additional information and analysis regarding these events and actions is provided in the series of questions and answers below.

Who is responsible for our decision-making concerning executive compensation?

The Committee has primary responsibility for decision-making concerning our executive compensation program. Actions relating to our CEO's compensation are approved by the independent members of the Board of Directors based on recommendations of the Committee.

What are the objectives of the Company's executive compensation program?

We seek to create a strong alignment between Hershey's executive officers and its stockholders. We use our compensation programs to support the Company's business strategies, which aim to build stockholder value over the long term. We do this by:

- Considering industry-specific and broader market practices to establish pay levels that attract, retain and motivate executive talent;
- Tying the amounts paid or awarded to performance;
- Setting goals under incentive plans by reference to one or more financial, strategic and organizational objectives, and linking the executives' compensation to those measures;

- Using our Common Stock for long-term incentive compensation to tie a significant amount of the executive officers' total compensation to the market value of our Common Stock; and
- Requiring stock ownership by all executives.

These actions are described in the discussion that follows.

What was the Company's 2008 executive compensation program designed to reward?

We reward financial results. We link a significant amount of our executive officers' pay to achievement of our financial goals. We use stock options, PSUs and restricted stock units, or RSUs, for long-term compensation. If we achieve strong financial performance relative to our goals and our stock price appreciates, our executives will earn significant rewards. If our stock price lags, compensation under these equity programs will be lower or eliminated. If our annual financial performance falls below our AIP target goals, our executives do not receive awards at target and may not receive any award at all. An executive officer's performance rating can affect the level of his or her base salary as well as the target level of his or her incentive compensation awards. In addition, employees at all levels of the organization, including executive officers, continue to be evaluated for exemplifying our values.

What process does the Committee follow to implement the executive compensation program? How does the Committee use benchmarking in its decision-making?

The Committee operates under a charter approved by the Board of Directors and carries out the responsibilities outlined on pages 15 through 17. The Committee receives studies, reports and other information from its consultant, input from our CEO, and input and assistance from our Chief People Officer and the staff of the Company's Total Compensation and Benefits Department to conduct an annual review of the Company's executive compensation program. During the first quarter of 2008, following the retirement of Marcella K. Arline as the Company's Chief People Officer at the end of 2007 and pending the election of a new Chief People Officer, the Company engaged Ms. Arline as a consultant to assist management in preparing for the Committee's annual review of our executive compensation program for 2008.

For 2008, the annual compensation review included an analysis of survey data compiled by Towers Perrin, comparing the Company's levels of executive compensation against a peer group of 45 consumer products companies and general industry companies in Towers Perrin's compensation database that we call the Consumer Packaged Goods peer group, or "CPG peer group." This peer group differed slightly from the CPG peer group used in 2007, in response to the Committee's request that Towers Perrin revise the group to reflect consumer packaged goods and high velocity consumer products companies and to ensure regression analysis provided statistically valid size-adjusted data. We use these broad survey data sources because they provide us with industry-specific information regarding competitive pay levels not only for our executive officers, but also for employees throughout the organization. We use this information to assess, or benchmark, our compensation levels to those offered by other companies. A list of these companies appears on the following page. The following table provides information regarding the size of the companies in the CPG peer group relative to Hershey.

CPG Peer Group

Summary Statistics	**Revenues** ***(in millions of dollars)***	**Market Capitalization** ***(in millions of dollars)***
25th percentile	4,566	5,435
50th percentile	8,510	17,616
Average	14,972	38,446
75th percentile	16,345	40,830
Hershey (as of 12/31/2007)	4,947	8,946

Because Hershey's revenues are lower than the median revenues of the CPG peer group, regression analysis is used to adjust the CPG peer group compensation data for this difference.

In addition to the size-adjusted CPG peer group survey data, Towers Perrin also provided the Committee with an analysis of the financial performance and compensation data for a subset of 15 food, beverage and consumer products companies within the larger CPG peer group. We refer to this smaller group as our "financial peer group" and they are identified by the asterisks in the table following this discussion. We use this group primarily for assessing our Company's financial performance against the food, beverage and consumer products industry. These companies also represent a more focused set of companies with which we compete for executive talent. Since the companies in the financial peer group are generally larger than Hershey in terms of revenue and market capitalization, the compensation data for this group are used as secondary reference points for purposes of assessing Hershey's compensation levels for our executive officers. We do not size-adjust these data because we use these data to assess the actual compensation levels available at the financial peer group companies.

Towers Perrin provided the Committee and Company with a report illustrating executive compensation levels at the size-adjusted 50th percentile and 75th percentile of the CPG peer group and the 50th percentile of the financial peer group. It is against these "benchmarks" that we compare the target compensation we set for our executive officers. At the beginning of 2008, the Committee received a report from Towers Perrin comparing the target total cash compensation (base salary plus target annual incentive) and target total direct compensation (base salary plus target annual incentive plus value of long-term incentives) for each of the executive officers against these benchmarks. The Company targets each executive officer's target total cash compensation and target total direct compensation levels to fall within the range of the size-adjusted 50th and 75th percentile of the CPG peer group data for his or her position. While the Company targets total executive compensation between the size-adjusted 50th and 75th percentile of the CPG peer group, the Committee's final determinations reflect consideration of the Company's and executive officer's performance, internal comparisons and other factors.

Companies included in the 2008 CPG peer group and financial peer group are as follows:

Alcon Laboratories	Eastman Kodak	Nestlé USA
Anheuser-Busch Companies*	Ferrero USA	Novartis Consumer Health
Arby's Restaurant Group	General Mills*	PepsiCo*
Avon Products	Gorton's	Pernod Ricard USA
Bob Evans Farms	H.J. Heinz*	Procter & Gamble*
Burger King Holdings	Hormel Foods	Revlon
Cadbury-Schweppes North America*	J.M. Smucker	Reynolds American
Chiquita Brands International	Jack in the Box	Rich Products
Clorox*	Johnson & Johnson	S.C. Johnson & Son
Coca-Cola*	Kellogg*	Schwan's
Colgate-Palmolive*	Kimberly-Clark	Starbucks
ConAgra Foods	Kraft Foods*	Unilever United States
Constellation Brands	Land O'Lakes	Wendy's International
Dannon	McDonald's	Wm. Wrigley Jr.*
Diageo North America	Molson Coors Brewing	Yum! Brands

* Denotes financial peer group companies. The financial peer group also included Campbell Soup, Dean Foods and Sara Lee but data from these three companies were not available at the time of the Committee's review.

As discussed above, as a result of the review conducted at the start of 2008, the Committee approved adding 13 companies and deleting 14 companies from the 2007 CPG peer group as follows:

Additions		Deletions	
Alcon Laboratories	Ferrero USA	Altria Group	Jarden
Arby's Restaurant Group	Gorton's	American Standard	Lafarge North America
Avon Products	Hormel Foods	Avery Dennison	Masco
Bob Evans Farms	Jack in the Box	Black & Decker	Mission Foods
Burger King Holdings	Pernod Ricard USA	Darden Restaurants	Nike
Constellation Brands	Revlon	Hasbro	Sherwin-Williams
Dannon		Interstate Brands	VF Corporation

What other information does the Committee consider when making executive compensation decisions? Do accounting and tax rules play a role?

In addition to survey and other data relating to the competitive landscape, the Committee reviews much of the information reflected on pages 56 through 79 of this proxy statement. The Committee considers this information when it makes compensation decisions.

An important factor in the Committee's deliberations is the anticipated cost of the various components of executive compensation. The accounting treatment for an award is taken into consideration in the design and implementation of the annual and long-term incentive programs.

Section 162(m) of the Internal Revenue Code (Code) limits our ability to deduct certain compensation in excess of $1 million paid to our CEO or to other named executive officers. This limitation does not apply to compensation that qualifies under applicable regulations as "performance-based." The Committee has considered the effect of section 162(m) on the Company's executive compensation program. It is the Committee's opinion that, in administering the "performance-based" components of the Company's executive compensation program (the AIP, stock options and PSUs described below), it will attempt to satisfy the requirements for deductibility under section 162(m). However, the Committee is authorized to exercise discretion in determining payments in relation to levels of achievement of performance goals and believes that the total compensation program for executive officers should be managed in accordance with the objectives outlined in the Company's compensation philosophy and in the best overall interests of the Company's stockholders. Accordingly, some compensation may exceed the limitations or not meet the requirements for deductibility under section 162(m).

Section 409A of the Code prescribes certain rules and limitations upon the operation of our deferred incentive and other compensation plans. Failure to comply with these rules could subject participants in those plans and programs to additional income tax and interest penalties. During 2008, we updated our plans and programs to the extent we believe necessary for compliance with section 409A, based on rules and interpretations relating to section 409A as published through the end of the year.

What are the individual components of the executive compensation program and why does the Company choose to pay them? How are the amounts for each component of executive compensation determined?

Our executive compensation program includes three key components: base salary and benefits, an annual cash incentive program and a long-term incentive program consisting of stock-based awards. The total compensation package provided by the Company (including pension benefits, supplemental retirement benefits, and other benefits) is considered by the Committee when determining each component of an executive officer's compensation.

Base salary and related benefits are the foundation of the overall pay package. We set base salaries and establish benefit programs primarily to attract and retain executives with proven skills and leadership abilities that will enable us to be successful. Annual and long-term incentives – variable or "at-risk" pay – play an important role in motivating executive performance and in aligning executive pay opportunities with the interests of stockholders. The variable or at-risk elements are designed to reward the achievement of both short- and long-term goals. The long-term incentives link a significant portion of each executive officer's total compensation directly to long-term Company performance versus internal objectives, to individual performance evaluations, and to relative total stockholder return. At the executive officer level, at-risk pay often will represent 60% to 80% of the executive's total target compensation.

Base Salary

We set the initial base salary for a new executive officer based upon an evaluation of his or her responsibilities and experience, as well as upon the salaries paid by other companies for comparable executive talent and the salary necessary to recruit the individual to Hershey. We apply a similar approach when adjusting an executive's salary in response to a promotion or significant change in job responsibilities.

Salary reviews for incumbent officers are generally conducted at the beginning of each year and each officer's salary is benchmarked against the range of the 50th to 75th percentile of the salary level for the comparable position at the companies in our size-adjusted CPG peer group. Salary adjustments, if any, are made after considering peer group comparisons, as well as Company performance against financial goals and individual executive performance as evaluated by the

Committee and independent members of the Board, in the case of our CEO, or by the CEO in the case of other members of the leadership team. If an executive officer has responsibility for a particular business unit, the business unit's financial results will also be strongly considered.

Each executive's base salary was targeted to be at the 50th percentile level of his or her counterparts in the size-adjusted CPG peer group. Our review at the beginning of 2008 indicated that base salary levels for Mr. West and Mr. Bilbrey were consistent with or slightly below this target, reflecting the fact that each was recently promoted into his position and Ms. Buck's base salary was consistent with the targeted range for her position. Accordingly, no adjustments were made to their salaries at the beginning of the year, although the Committee requested a mid-year review of their base salaries following receipt of more recent data. The Committee approved increases in Mr. Alfonso's base salary to $500,000 and Mr. Snyder's base salary to $485,000 to better align their salaries within the targeted salary range. On June 3, 2008, the Committee approved an adjustment in base salary for Mr. Bilbrey. The adjustment increased Mr. Bilbrey's salary from $475,000 to $550,000 as a result of updated benchmarking of his position as the North American business he heads represents a very significant portion of our total revenue. See Column (c) of the Summary Compensation Table on page 56 for information regarding the base salary earned by each of our named executive officers during 2008.

Annual Incentive Program

Our executive officers, as well as other key managerial and professional employees, are eligible to receive an annual cash incentive award under the annual incentive program, or AIP, of the stockholder-approved Equity and Incentive Compensation Plan, which we refer to in this section as the EICP or Incentive Plan.

Our philosophy in setting AIP objectives is to link, where appropriate, the executive's payout opportunity directly to measures he or she can affect most directly. Our CEO and all executive officers reporting directly to him (including the named executive officers) have common financial objectives tied to total Company performance consistent with their responsibility to manage the entire Company and not specific business units. The Committee emphasizes a limited number of goals to better focus actions on identified, strategic business objectives. Performance targets are established in the context of our announced expectations for financial performance, prior year results and market conditions. Year-over-year performance is emphasized with performance targets set to reflect market and business conditions. Little or no incentive compensation is payable for missing targets, and a high degree of leverage is included to motivate and reward above-target performance.

In 2008, participating executive officers were eligible to earn individual awards, expressed as a percentage of base salary, for meeting performance objectives. The percentages for meeting target performance levels were 60% for Mr. Snyder, 60% for Ms. Buck, 65% for Mr. Bilbrey (increased to 75% in June 2008), 70% for Mr. Alfonso and 100% for Mr. West. The Committee approved the increase in Mr. Bilbrey's annual incentive target to 75% of base salary in June 2008 following benchmarking of his position by Mercer. In determining the target percentage for each of the executive officers, the Committee compared the level of total target cash compensation (base salary and target AIP percentage) to the benchmark range of the size-adjusted 50th to 75th percentile level of his or her counterparts in the CPG peer group.

The final award which is earned under the AIP by participating executive officers is determined by multiplying the executive officer's base salary, the applicable target percentage, and a performance score based on Company performance against the established performance goals. These performance goals are established at the beginning of each year by the Committee.

Separate business unit performance objectives are also established at the beginning of each year by the Committee for key business unit managerial and professional employees participating in AIP. If performance scores exceed the objectives for financial measures, an individual executive officer might receive more than his or her target percentage and, if scores are below target, the executive's AIP payout will be below his or her target percentage, subject to no award if performance is below threshold levels. For executive officers the maximum potential performance score for 2008 was 200%.

In establishing the 2008 AIP, the Committee determined that the metrics for our executive officers' AIP awards would be based in full upon achievement of corporate financial objectives, with payments determined by the Committee in keeping with our "pay for performance" compensation philosophy. The corporate performance objectives for 2008 AIP participants were centered around the following targets: diluted EPS from operations of $1.90 (weighted 40%), consolidated net sales of $5.13 billion (weighted 40%) and free cash flow of $125.0 million (weighted 20%). The targets were based on the Company's 2008 business plan and goals, which called for diluted EPS from operations of $1.85 to $1.90 and net sales growth of 3% to 4%. The Committee's use of free cash flow as a measure was new in 2008, reflecting a continued emphasis on working capital improvement and cash required for capital investments in 2008, including those associated with its global supply chain transformation program. Free cash flow, defined as cash from operations, excluding cash flows associated with derivative instruments, less capital expenditures and dividends, replaced earnings from operations before interest and taxes, or EBIT, as a metric.

Our financial performance during 2008 of $1.88 diluted EPS from operations, net sales of $5.13 billion and free cash flow of $253.1 million resulted in a combined performance score of 112.84% against the established performance goals. Accordingly, each of the named executive officers received a payment under the AIP for 2008. Based on the Company's results in 2008 the Committee recommended to the independent directors as a group that Mr. West's 2008 AIP be approved at a level equal to his target award times the Company's performance score of 112.84% or $1,128,400. The independent directors approved the Committee's recommendation. See Column (g) of the Summary Compensation Table on page 56 for information relating to the amount of AIP payments made to the named executive officers.

Long-Term Incentive Program

To date, we have used awards of performance stock units, or PSUs, stock options and restricted stock units, or RSUs, to provide long-term incentive compensation. These awards are made under the long-term incentive program of the Incentive Plan. The Committee customarily awards the long-term incentive awards, including stock options, to executive officers and various other management and professional employees in February of each year, two to three weeks after the release of fourth quarter and full-year results in late January.

The Committee determines the amount of long-term incentive awards made to an executive officer by comparing the executive's target total direct compensation (the sum of base salary, target AIP award and the value of the long-term incentive award) to the 50th to 75th percentile level of target total direct compensation of his or her counterparts in the size-adjusted CPG peer group. In determining the value of the long-term incentive awards, the Committee values PSUs and RSUs using the fair market value of our Common Stock at the time of award and values stock options using the value of the stock options at the date of grant as determined for financial reporting purposes (the Black-Scholes value). Overall, after taking into account the long-term incentive awards made in 2008, the target total direct compensation of our executive officers approximated or was slightly below the 50th percentile of total direct compensation of executives employed by the size-adjusted CPG peer group in similar positions.

Performance Stock Units. PSUs are granted to those executive officers and other senior officers in a position to affect the Company's long-term results. PSUs have been awarded annually and are earned based upon the Company's performance over a three-year cycle. Each year begins a new three-year cycle.

At the start of each three-year cycle, a contingent target number of PSUs is established for each executive. This target is expressed as a percentage of the executive's annual salary and determined as part of a total compensation package based on size-adjusted CPG peer group benchmarks. The PSU award generally represents one-half of the long-term incentive portion of that year's target total direct compensation package.

At the end of each three-year cycle, the Committee reviews whether the Company has achieved the established performance objectives to determine the percentage of the target number of PSUs earned. In determining whether performance objectives have been achieved, specific adjustments may be made by the Committee to the Company's performance to take into account extraordinary or unusual items occurring during the cycle. The Committee did not make any specific adjustments with respect to PSUs during 2008.

The performance objectives for the three-year 2006-2008 performance cycle were based upon two metrics:

(1) The Company's three-year compound annual growth in diluted EPS from operations, measured against the median three-year compound annual growth in diluted EPS from operations of the 2006 financial peer group; and

(2) The cumulative three-year improvement in the Company's economic return on invested capital, or E-ROIC, measured against an internal target.

The Company's financial performance during the 2006-2008 performance cycle resulted in a compound annual decline in diluted EPS from operations of 6.09%. When compared with the annual growth rate in diluted EPS from operations of the 2006 financial peer group, this performance fell below the threshold level required to earn an award for the 2006-2008 performance cycle. The three-year E-ROIC of 14.1% also fell below the threshold level for an award established at the start of the three-year cycle in 2006. As a result, management recommended and the Committee concurred that no payment with respect to the 2006-2008 PSU performance cycle would be made to Mr. West or any of our other executive officers. At the time of grant, the contingent target value of Mr. West's 2006-2008 PSUs represented almost one-third of his target compensation for 2006. By approving no awards for the 2006-2008 PSU performance cycle, the Committee reinforced the Company's "pay for performance" philosophy.

The performance objectives for the 2008-2010 performance cycle awarded during 2008 are centered around the following two equally-weighted measures: (i) the Company's three-year compound annual growth in diluted EPS from operations measured against an internal target reflecting the anticipated decline in diluted EPS from operations in 2008 to a range of $1.85 to $1.90, a return to growth in 2009 and achievement of peer average growth of 7% in 2010; and (ii) the Company's total stockholder return, or TSR, as measured by change in the market price of our Common Stock and dividends paid over the three-year period, compared against the median percentile TSR of the 2008 financial peer group. If target levels of performance for each measure are achieved, then 100% of the contingent target PSUs awarded will be earned. For maximum performance on both measures, the award payable will be 250% of the contingent target PSUs awarded. Performance that falls below threshold levels results in no payout under the program. In making the changes to use absolute and not relative diluted EPS from operations and relative

TSR as the performance measures, the Committee's intent was to more directly align the long-term incentive compensation attributable to this PSU award to the financial performance of our Company and the returns obtained by our stockholders relative to the financial peer group. The required performance to earn the PSUs has been set to significantly reward achievement of above average relative TSR performance against the financial peer group and growth in diluted EPS from operations above anticipated growth rates, and significantly less than target for performance below the financial goals. The three-year cycle reinforces our objective to build and sustain stockholder value over the long term and serves to retain executive talent.

PSUs earned during the 2008-2010 three-year performance cycle are payable in shares of Common Stock. The actual value received by each executive will be dependent upon the market value of the shares at the end of the cycle and our performance during the three-year cycle. The value of each PSU awarded in 2008 for the 2008-2010 performance cycle was $39.38, based upon the average of the market closing prices of our Common Stock each trading day during December 2007.

In February 2008, the Committee approved additional contingent target PSU awards with a two-year 2008-2009 performance cycle. Awards were approved for all active executives participating in the 2007-2009 performance cycle. The special awards were made to aid in retention of these executive officers as the potential retention value of the 2007-2009 PSUs was diminished in light of the Company's 2007 financial performance. The 2008-2009 performance cycle PSU awards are based on achieving two-year compound annual growth in diluted EPS from operations in line with the upper end of the expected diluted EPS range of $1.85 to $1.90 for 2008, coupled with improvement in 2009. The maximum payout from the cycle is 150% of target. To prevent possible duplication, any PSUs earned under the original 2007-2009 performance cycle will reduce the total PSUs earned for the 2008-2009 performance cycle.

As a condition to receiving the additional contingent target PSU award for the 2008-2009 performance cycle, the executive officers were required to sign an Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA. The terms of the ECRCA prohibit the executive from disclosing the Company's confidential information, competing with the Company in specific markets for a period of 12 months following termination of the executive's employment, recruiting or soliciting the Company's employees, or disparaging the Company's reputation in any way. Mr. West was not required to sign the ECRCA because he is bound by non-disclosure, non-competition, non-solicitation and non-disparagement provisions under his employment agreement. See Columns (f), (g) and (h) of the Grants of Plan-Based Awards table on page 60 for more information about the PSUs awarded in 2008.

Stock Options. Another important element of our long-term incentive compensation program is stock options. Stock options are designed to align the interests of executives with those of stockholders. Stock options generally are awarded annually to the Company's senior executive group as well as to other key managerial and professional employees. Stock options entitle the holder to purchase a fixed number of shares of Common Stock at a set price during a specified period of time. Because stock options only have value if the value of our Common Stock increases, they encourage efforts to enhance long-term stockholder value.

The Committee sets guidelines for the number of stock options to be awarded based on the target total direct compensation package established in relation to the competitive compensation data. In 2008, the number of stock options awarded to our executive officers was determined by multiplying base pay by the "market-competitive option target level," divided by the Black-Scholes value. The "market-competitive option target level" for each executive officer position is targeted to be one-half of the recipient's long-term incentive compensation target award. The value of an option is determined using the Black-Scholes option-pricing model, as described in Note 16 of the Consolidated Financial Statements contained in the 2008 Annual Report to Stockholders that accompanies this proxy statement. The actual number of options awarded may vary from the target level based on an executive's individual performance evaluation.

Stock options awarded in 2008 vest in equal increments over four years and have a 10-year term. As required by the Incentive Plan approved by the stockholders at the 2007 annual meeting of stockholders, the options awarded in 2008 have an exercise price equal to the closing market price of the Common Stock on the New York Stock Exchange on the date of award.

Stock options are awarded annually under the Incentive Plan to all eligible recipients; however, the Committee may elect not to award stock options in a given year. In addition, in order to have flexibility to provide equity awards as recruitment, retention, performance recognition or promotion awards, the Committee is authorized under the Incentive Plan to establish a stock option pool, an RSU pool and a separate CEO discretionary equity pool (described below) for use by our CEO for such purposes. The pools are available for use for approximately 12 months from the date established and the Committee determines whether to establish any or all of these three pools annually. Options and RSUs remaining in any pool at the end of the period do not carry over to any pool established by the Committee for a subsequent period.

At the beginning of 2008, the number of stock options allocated to the stock option pool was 15% of the aggregate number of options included in the annual award. The Committee also authorized the CEO to award stock options or RSUs (as discussed below) during the year from the CEO discretionary equity pool established for recruitment or retention purposes up to an aggregate value to the recipients (as measured at the time of grant), of $2 million, in addition to the stock option and RSU pool amounts established at the beginning of 2008. Recipients of awards from the CEO discretionary equity pool were permitted to select a mix of options and/or RSUs equaling the value of the award. The value of option awards made from the pools is determined using the value determined for financial reporting purposes (the Black-Scholes value). The CEO may not make discretionary awards from any pool to the Company's executive officers. Stock option and RSU awards from the CEO pools as well as awards from the CEO discretionary equity pool are made one time per month according to an annually pre-determined schedule and the exercise price for the options is based on the closing price of our Common Stock on the date of the award. Individual awards in any month may not exceed 7,500 stock options or 5,000 RSUs without further approval by the Chairman of the Committee.

See Column (f) of the Summary Compensation Table, Columns (j) through (l) of the Grants of Plan-Based Awards table, Columns (b) through (f) of the Outstanding Equity Awards table and Columns (b) and (c) of the Option Exercises and Stock Vested table for more information on stock options awarded to the named executive officers.

Restricted Stock Units. The Committee awards RSUs from time to time as special incentives. RSUs also are awarded to replace compensation forfeited by newly-hired executive officers and key managers of the Company upon leaving a prior employer to join Hershey. Each RSU awarded under the Incentive Plan represents a value equal to that of a share of Common Stock. RSUs awarded as special incentives vest if the award recipient remains in the Company's employment for a prescribed period of time.

At the time of award, the Committee determines if an RSU award is payable upon vesting in shares of Common Stock, net of applicable taxes, or if recipients may elect to receive payment for vested RSUs in cash or in shares of Common Stock, net of applicable taxes. The value for financial reporting purposes of an RSU payable in shares is based upon the closing price of the Common

Stock on the New York Stock Exchange on the grant date. The value for financial reporting purposes of an RSU payable in cash or shares is adjusted based upon the closing price of the Common Stock on the New York Stock Exchange at the end of each fiscal quarter.

During 2008, we made special RSU awards to certain executives. Mr. Snyder received a special award of 10,000 RSUs in June 2008 in recognition of his expertise and leadership in ongoing Company operations and the desire for him to delay his retirement and continue with the Company during the ongoing transformation. This award will vest in 50% increments in December 2009 and 2010, subject to Mr. Snyder's continued employment through these dates. In addition, concurrent with the evaluation of Mr. Bilbrey's compensation in June 2008, the Committee made a special award of 15,000 RSUs to Mr. Bilbrey which will vest in equal proportions over the next four years.

As described in the discussion of stock options, the Committee is authorized under the Incentive Plan to allocate a pool of RSUs for our CEO to use as recruitment, retention, performance recognition or promotion awards. The Committee determines whether to establish an RSU pool annually. The Committee authorized a pool of up to 70,000 RSUs for 2008. In addition, RSUs may also be awarded from the CEO discretionary equity pool established for recruitment or retention purposes. The CEO may not make discretionary awards from any of the pools to the Company's executive officers. RSUs remaining in the pool at the end of the period do not carry over to any pool established by the Committee for a subsequent period.

Retirement Benefits

Executive officers participate in the same defined benefit pension and defined contribution 401(k) plans as do other salaried employees of the Company. Because the Internal Revenue Code rules do not permit the Company to use base salary and other compensation paid above certain limitations in determining the benefits earned by the executive officers under tax-qualified plans, the Company maintains a defined benefit Supplemental Executive Retirement Plan, or DB SERP, a defined contribution Supplemental Executive Retirement Plan, or DC SERP, and a Deferred Compensation Plan to provide these and additional benefits. The Company believes that the DB SERP, DC SERP and Deferred Compensation Plan help attract and retain executive talent, as similar plans are often components of the executive compensation programs within our financial peer group. The DC SERP was established as part of our Deferred Compensation Plan and is not a separate plan.

See the Pension Benefits table and accompanying narrative beginning on page 67 and the Non-Qualified Deferred Compensation table and accompanying narrative beginning on page 70 for more information regarding the DB SERP, DC SERP and retirement benefits.

Executive Perquisites

Executive perquisites are kept by the Committee to a minimal level and do not play a significant role in our executive compensation. See Column (i) of the Summary Compensation Table for information regarding the perquisites received by our named executive officers.

In addition, our CEO and the other named executive officers are eligible to participate in our Gift Matching Program on the same basis as other employees, retirees or their spouses. Through the Gift Matching Program, we match contributions made to one or more accredited colleges or universities on a dollar-for-dollar basis up to a maximum aggregate contribution of $5,000 annually.

Employment and Separation Agreements

We have not entered into employment agreements with any named executive officer other than Mr. West.

We entered into an employment agreement with Mr. West in 2007 in connection with his promotion to President and CEO. We entered into the agreement because the Committee and independent members of the Board determined that doing so was appropriate in light of the fact that we had entered into an employment agreement with Mr. West's predecessor, and believed we would have been required to enter into an employment agreement with any individual recruited to become our CEO from another company. We determined the terms of Mr. West's employment agreement by reference to the benchmarking we had done with respect to Mr. West's predecessor's compensation. Accordingly, the Committee set Mr. West's annual base salary at $1 million and AIP target at 100% of base salary and long-term incentive award target at 300% of base salary. The Committee made promotion-based awards to Mr. West to bring the level of his annual long-term incentive awards in 2007 to the target level for the CEO position, awarded him a special award of 22,000 RSUs, provided for reduced DB SERP benefits in the event of employment termination before age 55 and provided for accelerated vesting for PSUs awarded for the 2003-2005 performance cycle that vested December 31, 2008 if his employment ended before that date. Mr. West's employment agreement also includes restrictive covenants which will restrict Mr. West's ability to compete with Hershey should he leave the Company.

Mr. West's employment agreement was amended twice in 2008. In February 2008, the Board approved an amendment to Mr. West's employment agreement to reduce the lump-sum severance amount payable to him if his employment with the Company is terminated as a result of a change in control from three-times the sum of annual base salary and annual incentive pay to two-times the sum of annual base salary and annual incentive pay. In December 2008, the Board approved an additional amendment to Mr. West's employment agreement to conform its terms to the requirements of Code section 409A.

We provide an Executive Benefits Protection Plan, or EBPP, for the named executive officers and other key management personnel. The terms of the plan generally provide that a covered executive, whose employment with the Company terminates within two years after a change in control of the Company, is entitled to certain severance payments and benefits. The EBPP also provides severance benefits in the event of involuntary termination prior to a change in control. The EBPP was amended in February 2008 to reduce the severance benefit in a manner comparable to the amendment to Mr. West's employment agreement. The EBPP is intended to help us attract and retain qualified management employees and maintain a stable work environment in connection with a change in control.

See the discussion beginning on page 72 for information regarding Mr. West's employment agreement and potential payments due to him and the other named executive officers in the event of termination of employment or a change in control.

Have any additional changes been made to the CPG or financial peer groups during 2008 which impact the Committee's decision-making? Why were these changes made?

As discussed in the description of the Committee appearing on pages 15 through 17, the Committee retained Mercer to serve as its compensation consultant beginning in March 2008. The transition to Mercer triggered the need for the Committee to review the CPG peer group because proprietary Towers Perrin surveys had been the primary source of competitive pay data for the

CPG peer group. The Committee asked Mercer to provide a recommended approach for the development of the CPG and financial peer groups and benchmarking data the Committee would use in setting 2009 compensation levels and relative performance metrics for the 2009-2011 PSU performance cycle.

Mercer reviewed the existing CPG peer group and the financial peer group and made the following recommendations:

- Use consumer products companies that are part of Mercer's database as the basis for the primary peer group (the CPG peer group) reference for benchmarking senior executives. Mercer's database includes 41 consumer products companies, 24 of which were in the CPG peer group approved by the Committee at the start of 2008.
- Continue use of a financial peer group as a primary reference for financial performance benchmarking and as a secondary reference for assessing competitive pay levels for the most senior executives. In order to increase the effectiveness of the financial peer group as a secondary reference for senior executive pay levels, the financial peer group should be reconstituted by adding CPG companies with revenue similar in amount to the Company's and removing those companies being acquired (Anheuser-Busch and Wm. Wrigley Jr.), companies of substantially larger size than the Company (Coca-Cola, PepsiCo and Procter & Gamble) and companies that do not produce or manufacture food or beverage products (Colgate-Palmolive and Clorox).

The Committee considered Mercer's recommendations and determined that changes to both peer groups were appropriate. The Committee approved the CPG peer group and financial peer group set forth below to be used in connection with compensation decisions made for 2009. The Committee believes the revised peer groups contain organizations that have comparable business characteristics to the Company in that the peer groups focus on food and beverage companies which are the Company's key talent and business competitors. In addition, the revised financial peer group is more comparable to the Company's scale in revenues (median revenues of $9.0 billion as compared to the prior financial peer group median revenues of $13.7 billion). This provides a greater opportunity to use this more refined peer group to assess the competitiveness of compensation levels of the executive officers in addition to benchmarking financial performance comparisons and as a secondary pay reference. The Committee determined that it would retain Kraft Foods Inc. in the financial peer group even though it is significantly larger than the Company because of its position as a leader in the food industry and an important reference for the Company as a labor market competitor.

Companies included in the 2009 CPG peer group are as follows:

Anheuser-Busch
Arby's Restaurant Group
Bob Evans Farms
Burger King Holdings
California Pizza Kitchen
Chiquita Brands International
Coca-Cola
Colgate-Palmolive
ConAgra Foods
Darden Restaurants
Del Monte Foods
Dunkin' Brands
Energizer
Estée Lauder Companies
Farmland Foods
H.J. Heinz
International Dairy Queen
Interstate Bakeries
Jack in the Box
Kellogg
Kimberly-Clark
Land O'Lakes
Mars North America
McDonald's
Nestlé USA
Pernod Ricard USA
Ralcorp Holdings
Reckitt Benckiser
Reynolds American
Rich Products
S.C. Johnson & Son
Sara Lee
Schwan's
Smithfield Foods
Tyson Foods
Unilever United States
Welch's
Wells' Dairy
Wendy's International
Wm. Wrigley Jr.
Yum! Brands

Companies included in the 2009 financial peer group are as follows:

Cadbury plc	General Mills	Kraft Foods
Campbell Soup	H.J. Heinz	McCormick
Dean Foods	Hormel Foods	Molson Coors Brewing
Del Monte Foods	J.M. Smucker	Sara Lee
Dr Pepper Snapple Group	Kellogg	

Have there been any other actions with respect to executive compensation since the end of 2008?

In anticipation of increases in our cost structure caused by continuing volatility in commodities and the uncertainties in the broader global economy in 2009, Mr. West and the executives reporting directly to him, collectively recommended to the Committee that they be given no merit increases for 2009. On February 16, 2009, the Committee concurred with this recommendation and approved no salary increase for Messrs. Alfonso, Bilbrey and Snyder or Ms. Buck for 2009. On February 17, 2009, based upon the recommendation of the Committee, the independent directors of the Board approved continuing Mr. West's 2009 base salary at the same level as 2008.

Based upon the recommendation of the Committee, the independent directors of the Board approved no changes to the annual and long-term incentive award targets for Mr. West. The Committee approved no changes in annual and long-term incentive award targets for the other named executive officers.

Based upon the actions described above, base salaries and annual and long-term incentive targets (each as a percentage of base salary) for our named executive officers are as follows:

	2009 Base Salary (no increases from 2008)	2009 Annual Incentive Program Target (no changes from 2008)	2009 Long-Term Incentive Award Target (no changes from 2008)
D. J. West	$1,000,000	100%	300%
H. P. Alfonso	$ 500,000	70%	190%
J. P. Bilbrey	$ 550,000	75%	170%
B. H. Snyder	$ 485,000	60%	135%
M. G. Buck	$ 430,000	60%	150%

In February 2009, the Committee approved changes to the design of the 2009 short-term incentive program for all employees globally, with the exception of Mr. West, under the terms of the Annual Incentive Program of the Equity and Incentive Compensation Plan. Under this program, the One Hershey Incentive Program, a portion of all employees' incentive award payments is based upon achievement of the Company financial metrics. For executive officers, the weighting of Company financial performance metrics will account for 75% of their target award under the One Hershey Incentive Program. The remaining 25% of the target award will be based upon achievement of up to five strategic bonus goals. The Committee recommended and the independent directors approved no changes to the structure of Mr. West's 2009 short-term incentive target award, believing that it should continue to be based entirely upon achievement of Company financial results. The Committee determined that at the end of 2009, the funds allocated for payment of the component of short-term incentive program awards for 2009 for all employees excluding Mr. West, that are based upon the Company's financial performance metrics may be increased or decreased up to 30% based upon the Committee's discretion. Based upon the recommendation of the Committee, the independent directors of the Board agreed that at the end of 2009, funds allocated for payment of Mr. West's bonus could be increased or decreased up to 30% based upon the discretion of the independent directors of the Board.

During 2008, we renewed our Company values to ensure alignment with our mission and strategy. In February 2009, the Committee approved the inclusion of a values modifier in the One Hershey Incentive Program award calculations for executive officers, excluding Mr. West. One Hershey Incentive Program award payments for 2009, if any, will be decreased by 10% for executive officers reporting to Mr. West who do not practice and model Hershey's values. Management recommended, and the Committee agreed to add the values modifier to the One Hershey Incentive Program to reinforce their expectation that our executive officers consistently demonstrate Hershey's values. The Company values upon which all employees, including our executive officers, will be evaluated are "Open to Possibilities, Growing Together, Making a Difference and One Hershey" which support our mission of "Bringing sweet moments of Hershey happiness to the world every day."

Also in February 2009, the Committee approved financial performance measures for the 2009 One Hershey Incentive Program. The financial performance metrics and weighting for the 2009 One Hershey Incentive Program are 40% based on net sales, 40% based on diluted EPS from operations and 20% based on operating cash flow. Operating cash flow is defined as cash from operations less pension contributions and commodities hedging transactions. The One Hershey Incentive Program targets for 2009 are centered around the Company's publicly-announced financial expectations for 2009: net sales growth of 2% to 3%, diluted EPS from operations that will increase, but grow at a rate below our long-term objective of 6% to 8%, and operating cash flow generated by performance consistent with these expectations.

The Committee also approved a modified design for the 2009-2011 PSU performance cycle based upon Mercer's recommendations. Awards for the 2009-2011 performance cycle will be based upon the following metrics: three-year relative total stockholder return, or TSR, versus the financial peer group (50% of the target award); three-year compound annual growth in diluted EPS from operations measured against an internal target (12.5% of the target award); and annual growth in diluted EPS from operations measured against an internal target for each year of the three-year performance cycle (12.5% of the target award per year). The metrics approved by the Committee for TSR provide target-level awards for achieving performance at the median of the financial peer group. Targets for our three-year and 2009 annual growth rate in diluted EPS from operations are in line with our publicly-announced financial expectations. Payment, if any, for awards will be made in shares of the Company's Common Stock at the conclusion of the three-year performance cycle. The Committee will approve the targets for the annual diluted EPS from operations metrics at the beginning of each of the three years in the performance cycle. The annual setting of targets for a portion of the performance cycle award payment provides a stronger link between performance and payout in that the Committee can set performance targets for a portion of the award that reflect current business conditions at the start of each year. The maximum award for any participant in the 2009-2011 PSU performance cycle is 250% of the contingent target award.

The Committee approved contingent target awards of PSUs, effective February 17, 2009, under the Incentive Plan for the 2009-2011 performance cycle for the executive officers with the exception of Mr. West. On February 17, 2009, the independent directors as a group approved the Committee's recommendation for a contingent target award of PSUs for the 2009-2011 performance cycle for Mr. West consistent with the targets recommended by the Committee, as described above.

On February 17, 2009, stock option awards were approved for Mr. West and the other executive officers representing approximately 50% of their individual long-term incentive targets. Effective February 17, 2009, the Committee also approved a special recognition grant of 2,500 RSUs to Mr. Bilbrey to be paid in shares upon vesting. The RSUs will vest in equal increments over the next four years.

In December 2008, the Committee determined that in the future all newly hired or newly promoted PSU-eligible employees will be required to sign a new Executive Confidentiality and Restrictive Covenant Agreement, or ECRCA, as a condition of their employment. Current PSU-eligible employees, excluding Mr. West, also will be required to sign the new ECRCA as a condition to receiving the contingent target PSU award for the 2009-2011 performance cycle and all future PSU performance cycles. Mr. West was not required to sign the ECRCA because he continues to be bound by non-disclosure, non-competition, non-solicitation and non-disparagement provisions under his employment agreement. The new ECRCA prohibits the executive from: disclosing the Company's confidential information; competing with the Company in any geographic area in which the Company does business in the domestic or worldwide chocolate, confectionery, confectionery-related snack or chocolate-related businesses at any time during the executive's employment with the Company and for a period of 12 months following termination of the executive's employment; recruiting or soliciting the Company's employees for a period of 12 months following termination of the executive's employment; or disparaging the Company's reputation in any way. The new ECRCA replaces the existing Long-Term Incentive Program Participation Agreement but does not supersede the agreement signed with respect to the 2008-2009 PSU cycle as described on page 47.

In what other ways do we align the interests of executive officers with the interests of stockholders?

The Company believes that requiring executive officers to hold significant amounts of our Common Stock strengthens the alignment of the executive officers with the interest of stockholders and promotes achievement of long-term business objectives. We have had executive stock ownership requirements for well over 20 years. The ownership requirements were most recently modified in 2008 based upon external market comparisons provided by Mercer.

Elected and appointed officers are required to accumulate the minimum number of shares to meet their stock ownership level within five years of their initial election or appointment to their position. For purposes of this requirement, "shares" include shares of our Common Stock that are owned by the officer, unvested time-based RSUs, as well as vested RSUs and PSUs that have been deferred by the officer as common stock units under our Deferred Compensation Plan. Currently, minimum stockholding requirements for executive and appointed officers range from one to five times base salary. The dollar value of shares which must be acquired and held equals a multiple of the individual executive's base salary. The number of shares to be held is updated whenever a change in base salary occurs.

In April 2008, the Committee considered reducing the stock ownership level requirements for appointed vice presidents and extending the period to meet the requirements, due to the absence of payments under the PSU performance cycles ending in 2007 and 2006 and the decline in the stock price. After review, the Committee decided to reduce the required ownership level for executive officers not reporting to the CEO and appointed vice presidents from two times salary to one time and retain the five-year accumulation period.

Position	Stock Ownership Level
CEO	5 times base salary
COO	4 times base salary
CFO and other Executive Officers reporting directly to the CEO	3 times base salary
Other Executive Officers and Appointed Vice President Officers	1 times base salary

Failure to reach the minimum within the five-year period results in a notification letter to the executive, with a copy to the CEO, and a requirement that future stock option exercises be settled by retaining at least 50% of the shares of Common Stock received until the minimum ownership level is reached. The Committee receives an annual summary of each individual officer's ownership status to monitor compliance.

As of March 2, 2009, the record date for the annual meeting, the value of Common Stock and deferred PSUs owned by Mr. West totaled approximately 1.5 times his base salary. He is required to accumulate shares equal to five times his base salary by October 2, 2012.

Compensation Committee Report

To Our Stockholders:

We have reviewed and discussed with management the Compensation Discussion and Analysis, beginning on page 38. Based on that review and discussion, we have recommended to the Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

Submitted by the Compensation and Executive Organization Committee of the Board of Directors:

Arnold G. Langbo, Chair
Robert F. Cavanaugh
James E. Nevels
Charles B. Strauss

The independent members of the Board of Directors who are not members of the Compensation and Executive Organization Committee join in the Compensation Committee Report with respect to the approval of Mr. West's compensation.

Charles A. Davis
Thomas J. Ridge
David L. Shedlarz*
LeRoy S. Zimmerman

* Commenced service on the Board of Directors on August 29, 2008.

Summary Compensation Table

The following table and accompanying footnotes provide information regarding compensation earned, held by, or paid to, individuals holding the positions of Chief (Principal) Executive Officer, Chief (Principal) Financial Officer, and three of our other executive officers. In 2008, the five executive officers shown below were the most highly compensated of our executive officers using the methodology for determining "total compensation" provided by the SEC. We refer to these five executive officers as our named executive officers. Mr. Alfonso and Mr. Snyder were not named executive officers in the Company's 2007 proxy statement, therefore information on their 2006 compensation is not included. Ms. Buck was not a named executive officer in the Company's 2008 or 2007 proxy statements, therefore information on her 2007 and 2006 compensation is not included.

Summary Compensation Table

Name and Principal Position	Year	Salary[1] ($)	Bonus[2] ($)	Stock Awards[3] ($)	Option Awards[4] ($)	Non-Equity Incentive Plan Compensation[5] ($)	Change in Pension Value and Non-Qualified Deferred Compensation Earnings[6] ($)	All Other Compensation[7] ($)	Total ($)
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
D. J. West President and Chief Executive Officer[8]	2008	1,000,000	—	679,071	918,335	1,128,400	574,406	86,966	4,387,178
	2007	737,165	—	1,289,117	605,392	—	161,112	72,318[9]	2,865,104
	2006	485,000	—	269,732	566,407	—	170,425	16,080	1,507,644
H. P. Alfonso Senior Vice President, Chief Financial Officer[8]	2008	500,000	—	434,473	221,087	394,560	13,319	106,383	1,669,822
	2007	448,180	—	416,776	128,091	34,195	5,516	82,975	1,115,733
J. P. Bilbrey Senior Vice President, President Hershey North America	2008	517,366	—	393,380	340,111	411,432	344,852	34,997	2,042,138
	2007	404,598	—	161,628	337,985	36,718	202,354	34,238	1,177,521
	2006	370,000	—	225,786	278,577	—	129,050	389,949[10]	1,393,362
B. H. Snyder Senior Vice President, General Counsel and Secretary	2008	485,000	—	423,268	364,476	327,713	353,883	32,818	1,987,158
	2007	435,000	—	121,555	383,757	—	302,911	21,490	1,264,713
M. G. Buck Senior Vice President, Global Chief Marketing Officer	2008	430,000	—	332,983	250,643	291,127	93,810	31,858	1,430,421

(1) Column (c) reflects actual base salary earned for the years indicated and includes amounts deferred by the named executive officers in accordance with the provisions of our 401(k) Plan.

(2) As indicated in Column (d), no discretionary bonuses were paid to any named executive officer for 2008.

(3) Column (e) includes the dollar amount recognized as expense for the years indicated for financial statement reporting purposes with respect to PSU awards held by the executive and does not reflect PSU-related payments actually received by the executive. As discussed in the Compensation Discussion and Analysis, no payments were made to any executives for PSUs awarded for the 2006-2008 performance cycle. Accrued dividends and interest on the 2003-2005 PSU awards that were recognized as expense for the years indicated are also included in Column (e). The assumptions we made to determine these amounts are set forth in Note 16 to the Company's Consolidated Financial Statements included in our 2008 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of PSUs awarded each named executive officer for the 2008-2009 and 2008-2010 performance cycles appear in Columns (g) and (l) of the Grants of Plan-Based Awards table on page 60.

Column (e) also includes the dollar amount recognized as expense for financial statement reporting purposes for RSU awards for the years indicated. The unvested portion of these RSU awards is included in the amounts presented in Columns (g) and (h) of the Outstanding Equity Awards table on page 62. The number of shares acquired and value received by the named executive officers with respect to RSU awards that vested in 2008 is included in Columns (d) and (e) of the Option Exercises and Stock Vested table.

(4) Column (f) presents the dollar amount recognized as expense by the Company for financial statement reporting purposes with respect to stock options held by the executive for the years indicated and does not reflect the value of shares actually received or which may be received in the future with respect to such stock options. The assumptions we made to determine these amounts are set forth in Note 16 to the Company's Consolidated Financial Statements included in our 2008 Annual Report to Stockholders that accompanies this proxy statement. The number and grant date fair value of stock options awarded to each named executive officer during 2008 appears in Columns (j) and (l) of the Grants of Plan-Based Awards table.

As indicated on the Option Exercises and Stock Vested table, none of the named executive officers received cash or stock from the exercise of any option awards in 2008.

(5) As discussed in the Compensation Discussion and Analysis and as shown in Column (g), the Committee determined that payments would be awarded under our Annual Incentive Program, or AIP, to the named executive officers for 2008. For Messrs. Alfonso and Bilbrey, Column (g) also includes the amount of AIP payments made to the executives for business unit performance in 2007.

(6) Column (h) reflects the change in the actuarial present value of the named executive officer's pension benefit under the Company's tax-qualified pension plan and the defined benefit Supplemental Executive Retirement Plan, or DB SERP, from the pension plan measurement date used in preparing the 2007 audited financial statements to the pension plan measurement date used in preparing the 2008 audited financial statements, determined using the interest rate and mortality rate assumptions consistent with those used in our 2008 audited financial statements. Mr. Alfonso does not participate in the DB SERP, as he participates in the defined contribution Supplemental Executive Retirement Plan, or DC SERP, a plan authorized under the Company's Deferred Compensation Plan. DC SERP contributions for Mr. Alfonso are included in Column (i) as listed in Note 7 below.

The named executive officers also participate in our non-qualified Deferred Compensation Plan under which amounts deferred are credited with "earnings" based on the performance of one or more third-party investment options available to all participants in our 401(k) Plan. No portion of the "earnings" credited during 2008 was "above market" or "preferential." Consequently, no Deferred Compensation Plan earnings are included in amounts reported in Column (h) above. See the Pension Benefits table on page 69 and the Non-Qualified Deferred Compensation table on page 71 for more information on the benefits payable under the qualified pension plan, DB SERP and Deferred Compensation Plan to the named executive officers.

(7) All other compensation includes 401(k) matching contributions, perquisites and other amounts as described below:

D. J. West	2008	$ 35,461	Supplemental 401(k) match (See footnote 9)
		$ 30,978	Personal use of Company aircraft
		$ 10,350	401(k) match
		$ 8,750	Company-paid financial counseling
		$ 800	Reimbursement of personal tax return preparation fee
		$ 627	Supplemental retirement contribution
	2007	$ 30,223	Personal use of Company aircraft
		$ 22,556	Supplemental 401(k) match
		$ 9,148	401(k) match (See footnote 9)
		$ 9,018	Company-paid financial counseling
		$ 800	Reimbursement of personal tax return preparation fee
		$ 573	Supplemental retirement contribution
	2006	$ 8,161	Company-paid financial counseling
		$ 6,600	401(k) match
		$ 800	Reimbursement of personal tax return preparation fee
		$ 519	Supplemental retirement contribution
H. P. Alfonso	2008	$ 66,702	DC SERP contribution
		$ 13,663	Supplemental 401(k) match
		$ 10,350	401(k) match
		$ 9,109	Compensation Limit Replacement Plan
		$ 5,759	Company-paid financial counseling
		$ 800	Reimbursement of personal tax return preparation fee
	2007	$ 55,853	DC SERP contribution
		$ 10,125	401(k) match
		$ 9,982	Supplemental 401(k) match
		$ 6,928	Company-paid financial counseling
		$ 87	Company-paid relocation expenses
J. P. Bilbrey	2008	$ 14,495	Supplemental 401(k) match
		$ 10,350	401(k) match
		$ 8,750	Company-paid financial counseling
		$ 800	Reimbursement of personal tax return preparation fee
		$ 602	Supplemental retirement contribution
	2007	$ 10,125	401(k) match
		$ 8,832	Company-paid financial counseling
		$ 7,979	Supplemental 401(k) match
		$ 5,954	Personal use of Company aircraft
		$ 800	Reimbursement of personal tax return preparation fee
		$ 548	Supplemental retirement contribution
	2006	$376,509	Relocation expenses and related taxes on relocation (See footnote 10)
		$ 8,745	Company-paid financial counseling
		$ 3,401	401(k) match
		$ 800	Reimbursement of personal tax return preparation fee
		$ 494	Supplemental retirement contribution
B. H. Snyder	2008	$ 11,423	Supplemental 401(k) match
		$ 11,045	Company-paid financial counseling
		$ 10,350	401(k) match
	2007	$ 10,125	401(k) match
		$ 9,450	Supplemental 401(k) match
		$ 1,915	Company-paid financial counseling
M. G. Buck	2008	$ 10,350	401(k) match
		$ 10,349	Supplemental 401(k) match
		$ 8,750	Company-paid financial counseling
		$ 1,128	Personal use of Company aircraft
		$ 800	Reimbursement of personal tax return preparation fee
		$ 481	Supplemental retirement contribution

Amounts shown for personal use of the Company aircraft were computed on the basis of the incremental expense incurred by the Company for the flights.

(8) Mr. West was Senior Vice President, Chief Financial Officer when he was elected Executive Vice President, Chief Operating Officer on January 24, 2007. Mr. West continued to hold the position of Chief Financial Officer through July 15, 2007. He was elected President on October 2, 2007 and President and Chief Executive Officer on December 1, 2007. Mr. Alfonso was elected Chief Financial Officer on July 16, 2007.

(9) In addition to Supplemental 401(k) match attributable to 2008, the 2008 Supplemental 401(k) match amount for Mr. West includes a Company contribution made in April 2008 to reflect 2007 Company match that was forfeited as a result of the 401(k) Plan non-discrimination testing. Based on Internal Revenue Service limits, Mr. West's 2007 401(k) match was reduced by the forfeited amount valued as of December 31, 2007.

(10) At the time Mr. Bilbrey joined Hershey in 2003, we agreed to provide certain relocation assistance in connection with the sale of his residence and move to the Hershey, Pennsylvania area. Mr. Bilbrey sold his prior residence during 2006 and received a payment of $150,000 to partially offset the loss on sale of his prior residence, $69,675 for moving, storage and closing costs and $156,834 for reimbursement of certain taxes related to his relocation.

Grants of Plan-Based Awards

The following table and explanatory footnotes provide information with regard to the potential cash award that might have been earned during 2008 under the AIP, and with respect to each PSU, stock option and RSU awarded to each named executive officer during 2008. The amounts that were earned under the AIP during 2008 by the named executive officers are set forth in Column (g) of the Summary Compensation Table.

Grants of Plan-Based Awards 2008

		Estimated Possible Payouts Under Non-Equity Incentive Plan Awards[2]			Estimated Possible Payouts Under Equity Incentive Plan Awards[3]			All Other Stock Awards: Number of Shares of Stock or Units[4]	All Other Option Awards: Number of Securities Underlying Options[5]	Exercise or Base Price of Option Awards[6]	Grant Date Fair Value of Stock and Option Awards[7]
Name	**Grant Date[1]**	**Threshold ($)**	**Target ($)**	**Maximum ($)**	**Threshold (#)**	**Target (#)**	**Maximum (#)**	**(#)**	**(#)**	**($/Sh)**	**($)**
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)	(k)	(l)
D. J. West	02/13/2008	30,000	1,000,000	2,000,000	15,270	25,450	38,175	—	241,940	35.87	2,502,249
	02/13/2008	—	—	—	9,525	38,100	95,250	—	—	—	1,500,378
H. P. Alfonso	02/12/2008	10,500	350,000	700,000	4,350	7,250	10,875	—	—	—	285,505
	02/12/2008	—	—	—	3,025	12,100	30,250	—	—	—	476,498
	02/13/2008	—	—	—	—	—	—	—	41,255	35.87	255,781
J. P. Bilbrey	02/12/2008	11,021	367,357	734,714	4,140	6,900	10,350	—	—	—	271,722
	02/12/2008	—	—	—	2,575	10,300	25,750	—	—	—	405,614
	02/13/2008	—	—	—	—	—	—	—	71,635	35.87	444,137
	06/03/2008	—	—	—	—	—	—	15,000	—	—	575,250
B. H. Snyder	02/12/2008	8,730	291,000	582,000	3,690	6,150	9,225	—	—	—	242,187
	02/12/2008	—	—	—	2,100	8,400	21,000	—	—	—	330,792
	02/13/2008	—	—	—	—	—	—	—	57,655	35.87	357,461
	06/04/2008	—	—	—	—	—	—	10,000	—	—	386,000
M. G. Buck	02/12/2008	7,740	258,000	516,000	3,330	5,550	8,325	—	—	—	218,559
	02/12/2008	—	—	—	2,050	8,200	20,500	—	—	—	322,916
	02/13/2008	—	—	—	—	—	—	—	26,010	35.87	161,262

(1) All awards presented were made in accordance with the Company's stockholder-approved Incentive Plan. Dates listed in Column (b) represent the Grant Date for PSUs reflected in Columns (f), (g) and (h), RSUs listed in Column (i), and the stock options listed in Column (j).

(2) The amounts shown in Columns (c), (d) and (e) represent the threshold, target and maximum potential amounts that might have been payable based on the AIP targets approved for the named executive officers in February 2008. Mr. West's award was based on factors similar to those applied to other named executive officers.

The threshold amount is the amount that would have been payable had the minimum level of performance been achieved. Target is the amount payable had the business performance been achieved at 100% on all three metrics. The maximum amount reflects the highest amount payable for maximum performance on all three metrics.

(3) The first number of units presented in Columns (f), (g) and (h) represents PSUs awarded for the special 2008-2009 cycle. The second number of units presented in Columns (f), (g) and (h) represents PSUs for the 2008-2010 cycle. Each of the named executive officers received a contingent target award under each cycle in February 2008. As described in the Compensation Discussion and Analysis on page 47, units earned for the 2007-2009 performance cycle will reduce the total PSUs earned for the 2008-2009 performance cycle.

Each PSU represents the value of one share of our Common Stock. The number of PSUs earned for the 2008-2009 performance cycle will depend upon achievement of two-year compound annual growth in diluted EPS from operations against our internal benchmark. The minimum award as shown in Column (f) is payable for achievement of the threshold level of performance and the maximum award as shown in Column (h) is payable at achievement of the maximum level of performance.

The number of PSUs earned for the 2008-2010 performance cycle will depend upon achievement against two equally-weighted performance measures: the Company's three-year absolute compound annual growth in diluted EPS from operations against our internal benchmark and our cumulative, three-year relative total stockholder return, or TSR, compared to the TSR of our financial peer group. The minimum award as shown in Column (f) is payable for achievement of the threshold level of performance on either metric and the maximum award as shown in Column (h) is payable at achievement of the maximum level of performance on both metrics.

The actual number of PSUs earned by any of the named executive officers will not be known until the conclusion of the two-year cycle on December 31, 2009 and three-year cycle on December 31, 2010. PSUs earned from these performance cycles will be paid only in shares of our Common Stock. More information regarding PSUs and the 2008 awards can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table on page 62.

(4) Column (i) includes RSU awards granted in 2008 as discussed beginning on page 48 of the Compensation Discussion and Analysis.

(5) The number of options awarded to each named executive officer on February 13, 2008 was calculated as one-half of the executive's long-term incentive target percentage times his or her 2008 base salary divided by the Black-Scholes value of $6.20 for each option. The Black-Scholes value is based on the $35.87 exercise price for these options determined as the closing price of the Company's Common Stock on the award date, February 13, 2008.

All options awarded by the Company have a 10-year term, subject to earlier expiration in the event of termination of employment, and vest in 25% increments over four years, subject to acceleration in the event of a change in control of the Company and continued vesting in the event of retirement, death or disability.

More information regarding stock options and the 2008 award can be found in the Compensation Discussion and Analysis and the Outstanding Equity Awards table below.

(6) This column presents the exercise price for each option award based upon the closing price of the Company's Common Stock on the New York Stock Exchange on the award date shown in Column (b).

(7) Column (l) presents the aggregate award date fair value of the target number of PSUs reported in Column (g), grant date fair value of RSU awards reported in Column (i) and the stock options reported in Column (j), as determined in accordance with Statement of Financial Accounting Standards No. 123R. The assumptions used in determining these amounts are set forth in Note 16 to the Company's Consolidated Financial Statements included in our 2008 Annual Report to Stockholders that accompanies this proxy statement.

Outstanding Equity Awards

The following table provides information regarding unexercised stock options and unvested stock awards held by our named executive officers as of December 31, 2008. All values in the table are based on a market value for our Common Stock of $34.74, the closing price of our Common Stock on December 31, 2008, the last trading day of 2008, as reported by the New York Stock Exchange.

Outstanding Equity Awards As of December 31, 2008

	Option Awards[1]					Stock Awards			
Name	**Number of Securities Underlying Unexercised Options[2] (#) Exercisable**	**Number of Securities Underlying Unexercised Options[3] (#) Unexercisable**	**Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)**	**Option Exercise Price ($)**	**Option Expiration Date**	**Number of Shares or Units of Stock That Have Not Vested[4] (#)**	**Market Value of Shares or Units of Stock That Have Not Vested[5] ($)**	**Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested[6] (#)**	**Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested[7] ($)**
(a)	(b)	(c)	(d)	(e)	(f)	(g)	(h)	(i)	(j)
D. J. West	—	241,940	—	35.870	02/12/2018	—	—	38,100	1,323,594
	9,350	28,050	—	45.780	10/01/2017	—	—	15,270	530,480
	14,063	42,187	—	54.680	04/22/2017	—	—	7,450	258,813
	14,526	14,524	—	52.300	02/15/2016	—	—	—	—
	29,400	9,800	—	61.700	02/14/2015	—	—	—	—
	4,500	1,500	—	55.540	12/31/2014	—	—	—	—
	54,100	—	—	37.755	02/01/2014	—	—	—	—
	64,100	—	—	32.250	02/02/2013	—	—	—	—
	25,000	—	—	34.655	01/21/2012	—	—	—	—
	5,000	—	—	29.515	05/20/2011	—	—	—	—
Total	**220,039**	**338,001**	**—**	**—**	**—**	**—**	**—**	**60,820**	**2,112,887**
H. P. Alfonso	—	41,255	—	35.870	02/12/2018	9,193	341,228	12,100	420,354
	3,925	11,775	—	46.640	08/05/2017	—	—	4,350	151,119
	3,700	11,100	—	54.680	04/22/2017	—	—	2,125	73,823
	9,400	9,400	—	55.560	07/16/2016	—	—	—	—
Total	**17,025**	**73,530**	**—**	**—**	**—**	**9,193**	**341,228**	**18,575**	**645,296**
J. P. Bilbrey	—	71,635	—	35.870	02/12/2018	16,250	578,256	10,300	357,822
	6,188	18,562	—	54.680	04/22/2017	—	—	4,140	143,823
	9,850	9,850	—	52.300	02/15/2016	—	—	2,013	69,932
	11,813	3,937	—	61.700	02/14/2015	—	—	—	—
	24,600	—	—	37.755	02/01/2014	—	—	—	—
	23,250	—	—	38.850	11/30/2013	—	—	—	—
Total	**75,701**	**103,984**	**—**	**—**	**—**	**16,250**	**578,256**	**16,453**	**571,577**
B. H. Snyder	—	57,655	—	35.870	02/12/2018	—	—	8,400	291,816
	5,638	16,912	—	54.680	04/22/2017	—	—	3,690	128,191
	11,876	11,874	—	52.300	02/15/2016	10,000	353,350	1,800	62,532
	15,375	5,125	—	61.700	02/14/2015	—	—	—	—
	31,900	—	—	37.755	02/01/2014	—	—	—	—
Total	**64,789**	**91,566**	**—**	**—**	**—**	**10,000**	**353,350**	**13,890**	**482,539**
M. G. Buck	—	26,010	—	35.870	02/12/2018	6,967	256,859	8,200	284,868
	5,225	15,675	—	54.680	04/22/2017	—	—	3,330	115,684
	9,976	9,974	—	52.300	02/15/2016	—	—	1,613	56,036
	12,675	4,225	—	61.000	04/18/2015	—	—	—	—
Total	**27,876**	**55,884**	**—**	**—**	**—**	**6,967**	**256,859**	**13,143**	**456,588**

(1) Columns (b) through (f) present information about stock options awarded to each named executive officer under the Incentive Plan. Each option vests as to 25% of the shares on each of the first four anniversaries of the grant date, subject to earlier vesting in the event of a change in control. Upon termination of employment, vested options must be exercised and unvested options are cancelled, except in the case of retirement, death, or disability in which case the options continue to vest as scheduled and may be exercised for up to five years after termination of employment. If

termination occurs within two years after a change in control for any reason other than for Cause or by the executive without Good Reason as defined in the Executive Benefits Protection Plan, vested options may be exercised for one year after termination. No option may be exercised after its expiration date.

(2) Options listed in Column (b) are vested and may be exercised by the executive at any time subject to the terms of the stock option.

(3) Options listed in Column (c) have not vested as of December 31, 2008. The following table provides information with respect to the dates on which these options are scheduled to vest, subject to continued employment (or retirement, death or disability) and to acceleration in the event of a change in control.

Grant Date	Future Vesting Dates	Number of Options Vesting				
		D. J. West	H. P. Alfonso	J. P. Bilbrey	B. H. Snyder	M. G. Buck
02/13/2008	02/13/2009	60,485	10,313	17,908	14,413	6,502
	02/13/2010	60,485	10,314	17,909	14,414	6,503
	02/13/2011	60,485	10,314	17,909	14,414	6,502
	02/13/2012	60,485	10,314	17,909	14,414	6,503
10/02/2007	10/02/2009	9,350	—	—	—	—
	10/02/2010	9,350	—	—	—	—
	10/02/2011	9,350	—	—	—	—
08/06/2007	08/06/2009	—	3,925	—	—	—
	08/06/2010	—	3,925	—	—	—
	08/06/2011	—	3,925	—	—	—
04/23/2007	04/23/2009	14,063	3,700	6,188	5,638	5,225
	04/23/2010	14,062	3,700	6,187	5,637	5,225
	04/23/2011	14,062	3,700	6,187	5,637	5,225
07/17/2006	07/17/2009	—	4,700	—	—	—
	07/17/2010	—	4,700	—	—	—
02/16/2006	02/16/2009	7,262	—	4,925	5,937	4,987
	02/16/2010	7,262	—	4,925	5,937	4,987
04/19/2005	04/19/2009	—	—	—	—	4,225
02/15/2005	02/15/2009	9,800	—	3,937	5,125	—
01/01/2005	01/01/2009	1,500	—	—	—	—
Total per Executive		**338,001**	**73,530**	**103,984**	**91,566**	**55,884**

(4) Column (g) for Mr. Alfonso includes 9,193 unvested RSUs awarded Mr. Alfonso in 2007 and 2006. These RSUs will vest as follows: 2,558 units on May 1, 2009 and 2,635 units on May 1, 2010; 3,000 units on July 17, 2009; and increments of 500 units on September 1, 2009 and September 1, 2010.

Column (g) for Mr. Bilbrey includes 16,250 unvested RSUs awarded Mr. Bilbrey in 2008 and 2005. These RSUs will vest as follows: increments of 3,750 units on July 3, 2009, June 3, 2010, June 3, 2011, and June 3, 2012; and 1,250 units on August 8, 2009.

Column (g) for Mr. Snyder includes 10,000 unvested RSUs awarded Mr. Snyder in 2008. These RSUs will vest as follows: increments of 5,000 units on December 31, 2009 and December 31, 2010.

Column (g) for Ms. Buck includes 6,967 unvested RSUs awarded Ms. Buck in 2007. These RSUs will vest as follows: 2,508 units on May 1, 2009 and 2,584 units on May 1, 2010; increments of 625 units on January 8, 2009, January 8, 2010, and January 8, 2011.

(5) Column (h) contains the value of the RSUs reported in Column (g) using a price per share of our Common Stock of $34.74, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2008, the last trading day of 2008. Column (h) also includes accrued dividend equivalents through December 31, 2008 on the RSUs included in Column (g). Accrued dividends will be paid in cash upon vesting.

(6) For each named executive officer, the first number in Column (i) is the target number of PSUs awarded for the 2008-2010 performance cycle. The second number in Column (i) is the target number of PSUs awarded for the 2008-2009 performance cycle. The third number in Column (i) is the target number of PSUs awarded for the 2007-2009 performance cycle. The number of PSUs earned, if any, will be determined at the end of the performance cycle. Based on progress to date against goals, amounts presented in Column (i) for the 2008-2010 cycle are at target. Based on

progress to date against goals, amounts presented in Column (i) for the 2008-2009 and 2007-2009 performance cycles are presented at the threshold levels set at the start of the applicable performance cycles. The actual number of PSUs earned, if any, will be determined at the end of each performance cycle and may be more or less than the amount reflected in Column (i).

To prevent possible duplication, any PSUs earned for the original 2007-2009 performance cycle will reduce the total PSUs earned for the 2008-2009 performance cycle.

(7) Column (j) contains the value of PSUs reported in Column (i) using the price per share of our Common Stock of $34.74, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2008, the last trading day of 2008.

Option Exercises and Stock Vested

The following table and explanatory footnotes provide information with regard to amounts paid to or received by our named executive officers during 2008 as a result of the exercise of stock options or the vesting of stock awards.

Option Exercises and Stock Vested
2008

	Option Awards[1]		Stock Awards[2]	
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
(a)	(b)	(c)	(d)	(e)
D. J. West	—	—	22,000[3]	876,370
	—	—	18,000[3]	689,434
H. P. Alfonso	—	—	6,057[4]	229,021
J. P. Bilbrey	—	—	1,250[5]	54,663
	—	—	15,000[5]	574,380
B. H. Snyder	—	—	5,000[6]	184,350
	—	—	22,250[6]	852,218
M. G. Buck	—	—	4,799[7]	186,612

(1) Column (b) is the number of stock options exercised by the named executive officer during 2008 and Column (c) is the market value at the time of exercise of the shares purchased less the exercise price paid.

(2) As results were below the financial targets set at the beginning of the 2006-2008 PSU performance cycle that ended on December 31, 2008, no payments were made to any executives for the 2006-2008 performance cycle. Consequently, no awards are included in Column (d) with respect to PSU awards for the 2006-2008 performance cycle.

For Messrs. West, Bilbrey and Snyder, Column (d) includes the number of PSUs from the 2003-2005 performance cycle that ended on December 31, 2005 and vested on December 31, 2008 that were determined by the Committee to be earned. In accordance with the PSU award, each PSU represents one share of our Common Stock valued at $34.74, the December 31, 2008 closing price of our Common Stock. Amounts shown in Column (e) for the 2003-2005 PSUs include cash credits in lieu of dividends and interest earned on the dividend credits since the end of the performance period on December 31, 2005.

Column (d) also includes the number of RSUs that vested in 2008 as a result of prior year awards. These awards are described in more detail in the following footnotes.

(3) On April 2, 2008, Mr. West received 22,000 shares of Common Stock as payment of the RSU award granted to him in 2007. The value of the shares distributed to Mr. West was $863,280. Required tax withholdings were deducted from the shares distributed. Mr. West also received a cash payment of $13,090 equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs since the grant date in 2007. Mr. West utilized the net cash received in lieu of dividends to partially offset taxes owed on the shares distributed, resulting in distribution of 15,643 shares of the Company's Common Stock to Mr. West. Column (e) reflects the market value of the 22,000 shares on the payment date and the cash equivalent of dividends received by Mr. West.

Mr. West elected to receive the shares that were payable to him from the 2003-2005 PSU cycle in January 2009, following vesting on December 31, 2008. The gross number of shares payable to him, 18,000, was reduced by required tax withholdings, resulting in disbursement of 10,695 shares of the Company's Common Stock to Mr. West. The amount in Column (e) reflects the gross value of the PSUs and $64,114 of cash credits in lieu of dividends and interest on those cash credits that would have been earned on the PSUs during the 2005-2008 vesting period had the PSUs been shares of Common Stock.

(4) On May 1, 2008, Mr. Alfonso received 2,557 shares of Common Stock as payment upon vesting of a pro rata portion of the RSU award granted to him in 2007. In addition, Mr. Alfonso received a cash payment of $2,973, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting

period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs and liquidated 729 RSUs to meet tax obligations, resulting in his receipt of 1,828 shares of the Company's Common Stock.

On July 17, 2008, 3,000 RSUs awarded to Mr. Alfonso in 2006 vested. Mr. Alfonso elected to defer 75% of this award payment and receive immediate payment in shares of the Company's Common Stock for the remaining 25%. On the vesting date of these RSUs, Mr. Alfonso received a cash payment of $6,810, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet tax obligations on the deferred portion of his award, resulting in deferral of 2,250 shares. Based on Mr. Alfonso's deferral election, these 2,250 RSUs will be paid as shares of Common Stock, net of applicable taxes in 2013. Mr. Alfonso utilized the remaining net cash received in lieu of dividends on the RSUs designated for deferral along with the net cash received in lieu of dividends on the RSUs designated for immediate payment in shares and liquidated 125 RSUs to meet tax obligations on the portion designated for immediate payment, resulting in his receipt of 625 shares of the Company's Common Stock.

On September 1, 2008, 500 RSUs awarded to Mr. Alfonso in 2006 vested. Mr. Alfonso elected to defer 75% of this award payment and receive immediate payment in shares of the Company's Common Stock for the remaining 25%. On the vesting date of these RSUs, Mr. Alfonso received a cash payment of $1,149, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet tax obligations on the deferred portion of his award, resulting in deferral of 375 shares. Based on Mr. Alfonso's deferral election, these 375 RSUs will be paid as shares of Common Stock, net of applicable taxes in 2010. Mr. Alfonso utilized the remaining net cash received in lieu of dividends on the RSUs designated for deferral along with the net cash received in lieu of dividends on the RSUs designated for immediate payment in shares and liquidated 22 RSUs to meet tax obligations on the portion designated for immediate payment, resulting in his receipt of 103 shares of the Company's Common Stock.

The value of the RSUs paid to or deferred by Mr. Alfonso was based on the closing price of the Company's Common Stock on the trading day prescribed by the Incentive Plan. Required tax withholdings were deducted from all payments. Column (e) reflects the value of the 6,057 shares realized by Mr. Alfonso as the result of vesting of RSUs in 2008 and the cash equivalent of dividends payable on the RSUs vesting in 2008.

(5) On August 8, 2008, Mr. Bilbrey received 1,250 shares of Common Stock as payment upon vesting of a pro rata portion of the RSU awards granted to him in 2005. Mr. Bilbrey elected to receive payment for his RSUs in cash and received a gross payment of $50,600. On the vesting date of these RSUs, Mr. Bilbrey also received a cash payment of $4,063, equivalent to dividends that would have been earned on the RSUs had he held Common Stock instead of RSUs during the vesting period. Required tax withholdings were deducted from both payments. Column (e) reflects the market value of the 1,250 shares on the vesting date and the cash equivalent of dividends paid on the vesting date.

Mr. Bilbrey elected to receive 50% of the shares payable to him from the 2003-2005 PSU cycle in January 2009, following vesting on December 31, 2008. The gross number of shares payable to him, 7,500, was reduced by required tax withholdings, resulting in distribution of 5,161 shares of the Company's Common Stock to Mr. Bilbrey. Mr. Bilbrey deferred the remaining 50% of the shares payable to him from the 2003-2005 PSU cycle and accordingly 7,500 shares were credited to his deferred compensation account in January 2009. Based on Mr. Bilbrey's deferral election, these 7,500 PSUs will be paid as shares of Common Stock, net of applicable taxes, following Mr. Bilbrey's separation from service subject to the restrictions of Internal Revenue Code section 409A, or "section 409A." The amount in Column (e) reflects the gross value of the 15,000 PSUs and $53,280 of credits in lieu of dividends and interest on those cash credits that would have been earned on the PSUs during the 2005-2008 vesting period had the PSUs been shares of Common Stock. All of the cash credits in lieu of dividends and interest on those cash credits were paid to Mr. Bilbrey, net of required tax withholdings, in January 2009. As per the conditions of our Deferred Compensation Plan, no portion of the cash credits were permitted to be deferred.

(6) On November 11, 2008, 5,000 RSUs awarded to Mr. Snyder in 2007 vested. In addition, Mr. Snyder received a cash payment of $5,950, equivalent to dividends that would have been earned on these RSUs had he held Common Stock instead of RSUs during the vesting period. Mr. Snyder utilized the net cash received in lieu of dividends on the RSUs and liquidated 1,982 RSUs to meet tax obligations, resulting in his receipt of 3,018 shares of the Company's Common Stock. Column (e) reflects the market value of the 5,000 shares on the vesting date and the cash equivalent of dividends paid on the vesting date.

Mr. Snyder elected to receive the shares that were payable to him from the 2003-2005 PSU cycle in January 2009, following vesting on December 31, 2008. The gross number of shares payable to him, 22,250, was reduced by required tax withholdings, resulting in distribution of 12,998 shares to Mr. Snyder. The amount in Column (e) reflects the gross value of the PSUs and $79,253 in cash credits in lieu of dividends and interest on those cash credits that would have been earned on the PSUs during the 2005-2008 vesting period had the PSUs been shares of Common Stock.

(7) On February 1, 2008, 1,666 RSUs awarded to Ms. Buck in 2005 vested. Ms. Buck elected to defer 100% of the award. On the vesting date of these RSUs, Ms. Buck also received a cash payment of $4,790, equivalent to dividends that

would have been earned on these RSUs had she held Common Stock instead of RSUs during the vesting period. Ms. Buck utilized the net cash received in lieu of dividends and liquidated 34 RSUs to meet the tax obligations on the RSUs designated for deferral, resulting in deferral of 1,632 shares.

On February 8, 2008, 625 RSUs awarded to Ms. Buck in 2007 vested. Ms. Buck elected to defer 100% of the award. On the vesting date of these RSUs, Ms. Buck also received a cash payment of $709, equivalent to dividends that would have been earned on these RSUs had she held Common Stock instead of RSUs during the vesting period. Ms. Buck utilized the net cash received in lieu of dividends to meet the tax obligations on the RSUs designated for deferral, resulting in deferral of the full 625 RSUs.

On May 1, 2008, 2,508 RSUs awarded to Ms. Buck in 2007 vested. Ms. Buck elected to defer 100% of the award. On the vesting date of these RSUs, Ms. Buck also received a cash payment of $2,916, equivalent to dividends that would have been earned on these RSUs had she held Common Stock instead of RSUs during the vesting period. Ms. Buck utilized the net cash received in lieu of dividends to meet the tax obligations on the RSUs designated for deferral, resulting in deferral of the full 2,508 RSUs.

The value of the RSUs deferred by Ms. Buck was based on the closing price of the Company's Common Stock on the trading day prescribed by the Incentive Plan. Required tax withholdings were deducted from all payments. Column (e) reflects the value of the 4,799 shares realized by Ms. Buck as the result of vesting of RSUs in 2008 and the cash equivalent of dividends payable on the RSUs vesting in 2008. Based on Ms. Buck's deferral elections, the 4,765 RSUs that vested in 2008 and were deferred into the Company's Deferred Compensation Plan will be paid as shares of Common Stock, net of applicable taxes, following Ms. Buck's separation from service subject to the restrictions of section 409A.

Pension Benefits

Each of the named executive officers is a participant in our tax-qualified defined benefit pension plan and is fully vested in his or her benefit under that plan. All, except Mr. Alfonso, were eligible to participate in our non-qualified defined benefit Supplemental Executive Retirement Plan, or DB SERP. With the exception of Mr. West, whose eligibility for a DB SERP benefit is described below, no benefit is payable under the DB SERP if the executive officer terminates employment prior to age 55 or if he or she does not have five years of service with the Company. As of December 31, 2008, Mr. Snyder had attained age 55 with five years of service.

The combination of the tax-qualified and DB SERP plans was designed to provide a benefit on retirement at or after reaching age 60 based on a joint and survivor annuity equal to 55% of final average compensation for an executive officer with 15 or more years of service (reduced pro rata for each year of service under 15). Effective January 1, 2007, the benefit payable under the DB SERP to an executive officer who was age 50 or over as of January 1, 2007 was reduced by 10%, and the benefit payable to an executive officer who had not attained age 50 as of January 1, 2007, was reduced by 20%. The benefits payable to Messrs. Bilbrey and Snyder were reduced by 10% and the benefits payable to Mr. West and Ms. Buck were reduced by 20%.

Final average compensation is calculated as the sum of (i) the average of the highest three calendar years of base salary paid over the last five years of employment with the Company and (ii) the average of the highest three annual AIP awards for the last five years of employment with the Company, whether received or deferred. The benefit accrued under the DB SERP is payable upon retirement in a lump sum, life annuity with 50% benefit continuation to the participant's surviving spouse or payment may be deferred in accordance with the provisions of the Company's Deferred Compensation Plan. The lump sum is equal to the actuarial present value of the joint and survivor pension earned, reduced by the lump sum value of the benefits to be paid under the tax-qualified defined benefit pension plan and the value of the executive's Social Security benefits. If the executive officer terminates employment after age 55 but before age 60, the benefit is reduced for early retirement at a rate of 5% per year for the period until the executive would have turned 60.

Our employment agreement with Mr. West contains special provisions relating to the vesting of his benefit under the DB SERP. Under the employment agreement, Mr. West was fully vested in his accrued DB SERP benefit as of January 2, 2008. If Mr. West terminates employment prior to age 60, the benefit payable upon termination is reduced for early retirement at a rate of 5% per year for the period between termination and attainment of age 60.

On June 3, 2008, the Committee approved a special provision for the DB SERP benefit of Mr. Snyder to recognize his continuing service with the Company past his 60th birthday. To protect against the erosion of the lump sum value of his benefit, the provision provides that Mr. Snyder will receive a lump sum value at least as large as $5,290,335, which was the estimated amount he would have received had he retired on December 31, 2008.

The Compensation Limit Replacement Plan, or CLRP, provides eligible participants the defined benefit he or she would have earned under our tax-qualified defined benefit pension plan were it not for the legal limitation on compensation used to determine benefits. An executive officer who is a participant in DB SERP is not eligible to participate in the CLRP, unless he or she (i) ceases to be designated by the Committee as eligible to participate in the DB SERP prior to his or her termination of employment with the Company, or (ii) has his or her employment involuntarily terminated by the Company, other than for Cause as defined in the DB SERP. Such executive officer would then become eligible to participate in the CLRP and to receive a benefit for all years in which he or she would have been a participant of the CLRP, but for his or her designation by the Committee to be eligible to participate in the DB SERP. Executive officers who are eligible for both the DC SERP (described under Non-Qualified Deferred Compensation below) and the tax-qualified defined benefit pension plan receive an additional contribution in the CLRP equal to 3% of their eligible earnings less the legal limitation on compensation. Upon separation, benefits under the CLRP are payable in a single lump sum or may be deferred into the Deferred Compensation Plan. A participant is eligible for his or her CLRP benefit upon separation from service (subject to the provisions of section 409A) after five years of service or attaining age 55 (unless the participant is terminated for Cause). Payment is also made to the estate of a participant who dies prior to separation from service. Participants who become disabled are 100% vested in their benefit and continue to accrue additional benefits for up to two additional years.

The following table and explanatory footnotes provide information regarding the present value of benefits accrued under the tax-qualified defined benefit pension plan, as applicable, and the DB SERP or CLRP for each named executive officer as of December 31, 2008. The amounts shown for the DB SERP reflect the reduction for the present value of the benefits under the tax-qualified defined benefit pension plan and Social Security benefits.

Pension Benefits
2008

Name	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit[(1)] ($)	Payments During Last Fiscal Year ($)
(a)	(b)	(c)	(d)	(e)
D. J. West	Tax-Qualified Defined Benefit Pension Plan	8	104,783	—
	DB SERP	8	1,548,901	—
H. P. Alfonso	Tax-Qualified Defined Benefit Pension Plan	2	11,121	—
	CLRP	2	7,714	—
J. P. Bilbrey	Tax-Qualified Defined Benefit Pension Plan	5	49,813	—
	DB SERP	5	863,306	—
B. H. Snyder	Tax-Qualified Defined Benefit Pension Plan	26	401,938	—
	DB SERP	26	5,425,353	—
M. G. Buck	Tax-Qualified Defined Benefit Pension Plan	4	28,700	—
	DB SERP	4	268,811	—

(1) These amounts have been calculated using interest rate, mortality and other assumptions consistent with those used for financial reporting purposes as set forth in Note 13 to the Company's Consolidated Financial Statements included in our 2008 Annual Report to Stockholders which accompanies this proxy statement. The actual payments would differ due to plan assumptions. The estimated vested DB SERP benefit as of December 31, 2008 for Mr. West was $1,318,444 and for Mr. Snyder was $5,536,209. The amounts are based on final average compensation of each named executive officer under the terms of the DB SERP as of December 31, 2008:

Name	Final Average Compensation ($)
D. J. West	1,169,776
H. P. Alfonso	N/A
J. P. Bilbrey	724,463
B. H. Snyder	824,906
M. G. Buck	533,972

Non-Qualified Deferred Compensation

Our named executive officers are eligible to participate in The Hershey Company Deferred Compensation Plan. The Deferred Compensation Plan is a non-qualified plan that permits participants to defer receipt of compensation otherwise payable to them. The Deferred Compensation Plan is intended to secure the goodwill and loyalty of participants by enabling them to defer compensation when the participants deem it to be beneficial to do so and by providing a vehicle for the Company to provide, on a non-qualified basis, contributions which could not be made on the participants' behalf to the tax-qualified 401(k) Plan. The Company credits the Deferred Compensation Plan with a specified percentage of compensation for executive officers participating in the non-qualified defined contribution Supplemental Executive Retirement Plan, or DC SERP.

Our named executive officers may elect to defer payments to be received as a result of DB SERP, CLRP, AIP, PSU and RSU awards, but not stock options. Amounts deferred are credited to the participant's account under the Deferred Compensation Plan. Amounts deferred are fully vested and will be paid at a future date or at termination of employment, as the participant may elect.

Payments are distributed in a lump sum or in annual installments of up to 15 years. All amounts are payable in a lump sum following a change in control. All elections and payments under the Deferred Compensation Plan are subject to compliance with section 409A which may limit elections and require a delay in payment of benefits in certain circumstances.

While deferred, amounts are credited with "earnings" as if they were invested as the participant elects in one or more investment options available under the Deferred Compensation Plan. The investment options under the Deferred Compensation Plan consist of investment in shares of our Common Stock or in mutual funds or other investments available to participants in our 401(k) Plan. The participants' accounts under the Deferred Compensation Plan will be adjusted daily, up or down, depending upon performance of the investment options elected.

Effective January 1, 2007, we began crediting the deferred compensation accounts of all employees, including the named executive officers, with the amount of employer matching contributions that exceed the limits established by the Internal Revenue Service for contribution to the 401(k) Plan. These amounts are credited in the first quarter of the year after they are earned. As shown in the Notes to the Summary Compensation Table on page 58, these amounts are designated as "Supplemental 401(k) match" and are included as "All Other Compensation" in the year earned, but are included in Column (c) of the Non-Qualified Deferred Compensation table in the year credited. With the exception of Mr. Alfonso, the named executive officers are fully vested in the Supplemental 401(k) match credits and will be paid at a future date or at termination of employment, as elected by the officer.

Effective July 16, 2007, Mr. Alfonso was eligible to participate in our DC SERP, a part of the Deferred Compensation Plan. The DC SERP provides annual allocations to the Deferred Compensation Plan equal to a percentage of compensation determined by the Committee in its sole discretion. In order to receive the annual DC SERP allocation, an executive officer must (i) defer in the 401(k) Plan the maximum amount allowed by the Company or IRS and (ii) be employed on the last day of the plan year unless he or she terminates employment while at least age 55, retires, dies or becomes disabled. After completing five years of service with the Company, an executive officer is vested in 10% increments based on his or her age. An executive age 46 with five years of service is 10% vested and an executive age 55 with five years of service is 100% vested. Mr. Alfonso's annual DC SERP allocation is equal to 12.5% of his base salary and AIP for the calendar year, whether paid or deferred.

The following table sets forth information relating to the activity in the Deferred Compensation Plan accounts of the named executive officers during 2008 and the aggregate balance of the accounts as of December 31, 2008.

Non-Qualified Deferred Compensation 2008

Name	Executive Contributions in Last Fiscal Year[(1)] ($)	Registrant Contributions in Last Fiscal Year[(2)] ($)	Aggregate Earnings in Last Fiscal Year[(3)] ($)	Aggregate Withdrawals/ Distributions[(4)] ($)	Aggregate Balance at Last Fiscal Year-End[(5)] ($)
(a)	(b)	(c)	(d)	(e)	(f)
D. J. West	—	23,367	(21,025)	(153,784)	16,603
H. P. Alfonso	90,079	65,835	(31,964)	—	318,674
J. P. Bilbrey	260,550	7,979	(46,310)	(45,352)	692,084
B. H. Snyder	—	9,450	1,581	(1,608,675)	6,584
M. G. Buck	176,967	11,575	(5,984)	—	182,558

(1) Column (b) reflects amounts that otherwise would have been received by Ms. Buck, Messrs. Alfonso and Bilbrey, during 2008 as payment of PSU and RSU awards, but which were deferred under the Deferred Compensation Plan. Mr. Alfonso deferred RSU awards, Mr. Bilbrey deferred PSU awards, and Ms. Buck deferred RSU awards.

The amount deferred by Mr. Alfonso, $90,079, represents the deferred portion of his 2006 RSU awards that vested July 17, 2008 and September 1, 2008, of which $47,295 is included on the Summary Compensation Table for 2008. Mr. Alfonso utilized the net cash received in lieu of dividends on the RSUs designated for deferral to meet the tax obligations on these two deferred awards.

The amount deferred by Mr. Bilbrey, $260,550, is the net amount after required taxes were deducted from the deferred portion of his 2003-2005 PSU award that vested as of December 31, 2008, of which $40,975 is included on the Summary Compensation Table for 2008.

The amount deferred by Ms. Buck, $176,967, is the net amount after required taxes were deducted from her 2005 and 2007 RSU awards that vested February 1, 2008, February 8, 2008, and May 1, 2008, of which $38,771 is included on the Summary Compensation Table for 2008.

(2) Column (c) reflects the Deferred Compensation Plan supplemental core and match contributions made to each named executive officer's account during 2008. For Mr. Alfonso, this column also reflects the DC SERP contribution made to his account in 2008. These amounts are included in the Summary Compensation Table of this proxy statement.

(3) Column (d) reflects the amount of adjustment made to each named executive officer's account during 2008 to reflect the performance of the investment options chosen by the officer. Amounts in parenthesis indicate a loss. Amounts reported in Column (d) were not required to be reported as compensation in our Summary Compensation Table.

(4) Column (e) reflects payment received by Mr. West for 3,850 previously deferred 2001-2003 PSUs plus earnings; payment received by Mr. Bilbrey for 1,250 previously deferred RSUs and the accumulated earnings on those RSUs; and payment received by Mr. Snyder of some of his AIP awards earned during the years 1995 through 2004.

(5) Column (f) reflects the aggregate balance credited to each named executive officer as of December 31, 2008. The following table indicates the portion of the balance that reflects amounts disclosed in a Summary Compensation Table included in our proxy statements in previous years.

Name	Amount Reported in Previous Years ($)
D. J. West	16,603
H. P. Alfonso	318,674
J. P. Bilbrey	241,558
B. H. Snyder	6,584
M. G. Buck	—

Potential Payments Upon Termination or Change in Control

We have entered into an employment agreement with Mr. West and maintain plans covering our executive officers that will require us to provide incremental compensation in the event of involuntary termination of employment or a change in control. We describe these obligations below.

Overview

We entered into an employment agreement with Mr. West at the time of his promotion to the position of President in October 2007. The agreement has a term of three years and renews daily. The agreement provides for Mr. West's employment as our President and effective December 1, 2007 as President and Chief Executive Officer and contains provisions relating to his responsibilities, compensation, confidentiality, non-competition and non-solicitation commitments and agreements, and payments, if any, to be made to him upon termination of employment. Mr. West and our other named executive officers participate in the Executive Benefits Protection Plan (Group 3A), or EBPP, amended and restated as of January 1, 2009. The EBPP is intended to help us attract and retain qualified executive employees and maintain a stable work environment by making a provision for the protection of covered executives in connection with a change in control of Hershey or termination of employment under certain circumstances.

Each of our named executive officers also has entered into a participation agreement in connection with the receipt of long-term incentive compensation awards such as stock options and PSUs. The participation agreement obligates the executive officer to not disclose or misuse our confidential and proprietary information. In addition, any executive officer eligible to receive benefits under the DB SERP agrees that for three years after termination of employment for any reason, he or she will not join or otherwise become involved with a domestic or worldwide business that competes in any of our primary product lines.

Termination of employment and a change in control also impact PSUs, RSUs and stock option awards we have made, as well as benefits payable under our employee benefit plans.

The following narrative takes each termination of employment situation – voluntary resignation, discharge for Cause, death, disability, discharge without Cause, and resignation for Good Reason – and a change in control of the Company, and describes the additional amounts, if any, that the Company would pay or provide to Ms. Buck and Messrs. West, Alfonso, Bilbrey, and Snyder, or their beneficiaries as a result. The narrative below and the amounts shown reflect certain assumptions we have made in accordance with SEC rules. These assumptions are that the termination of employment or change in control occurred on December 31, 2008 and that the value of a share of our Common Stock on that day was $34.74, the closing price on the New York Stock Exchange on December 31, 2008, the last trading day of 2008.

In addition, in keeping with SEC rules, the following narrative and amounts do not include payments and benefits which are not enhanced by the termination of employment or change in control. These payments and benefits include:

- Benefits accrued under the Company's broad-based tax-qualified 401(k) Plan and tax-qualified defined benefit pension plan;
- Accrued vacation pay, health plan continuation and other similar amounts payable when employment terminates under programs applicable to the Company's salaried employees generally;

- Supplemental Match provided to the named executive officers on the same basis as all other employees eligible for Supplemental Match;
- Vested benefits accrued under the DB SERP and account balances held under the Deferred Compensation Plan as described above beginning on pages 67 and 70; and
- Stock options which have vested and become exercisable prior to the employment termination or change in control.

The payments and benefits described in the five bullet points above are referred to in the following discussion as the executive officer's "vested benefits."

Voluntary Resignation

We are not obligated to pay amounts over and above vested benefits to a named executive officer who voluntarily resigns. Vested stock options may not be exercised after the named executive officer's resignation date unless the officer is age 55 or older, as described in Treatment of Stock Options upon Retirement, Death or Disability below. Mr. West's vested benefits include his DB SERP benefit per the terms of his employment agreement.

Discharge for Cause

If we terminate a named executive officer's employment for Cause, we are not obligated to pay the officer any amounts over and above the vested benefits. The named executive officer's right to exercise vested options expires upon discharge for Cause, and amounts otherwise payable under the DB SERP are subject to forfeiture at the Company's discretion. In general, a discharge will be for Cause if the executive has intentionally failed to perform his or her duties or engaged in illegal or gross misconduct that harms the Company. Mr. West's vested benefits include his DB SERP benefit per the terms of his employment agreement.

Death or Disability

If an executive officer dies and has not met the vesting requirements to be eligible to receive a benefit from the DB SERP, no benefits are paid. Messrs. West and Snyder were fully vested in their DB SERP benefits as of December 31, 2008.

A maximum monthly long-term disability benefit of $35,000 is provided for Mr. West and $25,000 for all other named executive officers in the event of long-term disability. Long-term disability benefits are payable until age 65. Long-term disability benefits are offset by other benefits such as Social Security. The maximum amount of the monthly long-term disability payments from all sources, assuming long-term disability on December 31, 2008, is set forth in the tables below. The additional lump sum DB SERP amount that would be payable for Ms. Buck and Messrs. West and

Bilbrey at age 65, attributable to vesting and benefit service credited during the disability period for the DB SERP, if the executive's disability started on December 31, 2008, is shown on the table below. Mr. Alfonso participates in the DC SERP which provides two additional years of credit after approval for long-term disability and that amount is listed in the table below:

Name	Long-Term Disability Benefit			
	Maximum Monthly Amount ($)	Years and Months to Age 65 (#)	Total of Payments to Age 65 ($)	Lump Sum DB SERP/ DC SERP Benefit ($)
D. J. West	35,000	19 years 3 months	8,085,000	4,382,230[1]
H. P. Alfonso	25,000	13 years 6 months	4,050,000	288,957
J. P. Bilbrey	25,000	12 years 7 months	3,775,000	3,699,743[1]
B. H. Snyder	25,000	3 years 11 months	1,175,000	—[2]
M. G. Buck	25,000	17 years 9 months	5,325,000	2,303,030[1]

(1) Reflects additional lump sum amount of DB SERP benefit payable at age 65 attributable to vesting and benefit service credited during the disability period.

(2) Mr. Snyder has exceeded the DB SERP age and service requirements and would receive no incremental amount if he became disabled.

Treatment of Stock Options upon Retirement, Death or Disability

The Incentive Plan provides that all vested stock options remain exercisable for five years following termination due to retirement after age 55, death or disability, but not beyond the original term of the option. Options that are not vested at the time of retirement, death or disability will continue to vest throughout the five-year period following retirement, death or disability according to the original vesting schedule established at the grant date. The following table provides the number of unvested stock options as of December 31, 2008 that would have become vested and remained exercisable during the five-year period following death or disability, or retirement, if applicable, on December 31, 2008, and the value of those options based on the excess of the fair market value of our Common Stock on December 31, 2008 over the option exercise price. Only Mr. Snyder was retirement eligible on December 31, 2008.

Name	Stock Options	
	Number[1] (#)	Value[2] ($)
D. J. West	338,001	0
H. P. Alfonso	73,530	0
J. P. Bilbrey	103,984	0
B. H. Snyder	91,566	0
M. G. Buck	55,884	0

(1) Total number of unvested options as of December 31, 2008.

(2) Difference between $34.74 closing price for our Common Stock on December 31, 2008 and exercise price for each option. Options, once vested, may be exercised at any time during the five years after employment termination due to retirement after age 55, death or disability, but not later than the option expiration date.

Treatment of RSUs upon Retirement, Death or Disability

Upon retirement any RSUs that are not vested are forfeited.

A prorated portion of any unvested RSU award vests upon death or disability. The prorated number of RSUs is based upon the number of full and partial calendar months from the grant date to the date of death or disability divided by the number of full and partial calendar months from the grant date to the end of the restriction period multiplied by the number of RSUs originally granted. The following table summarizes the unvested RSU awards that would have vested on December 31, 2008 if the executive's employment terminated that day due to death or disability.

Name	Restricted Stock Units	
	Number[1] (#)	Value[2] ($)
D. J. West	0	0
H. P. Alfonso	6,749	234,460
J. P. Bilbrey	5,435	188,812
B. H. Snyder	2,957	102,726
M. G. Buck	4,879	169,496

(1) Prorated number of unvested RSUs as of December 31, 2008.

(2) Value of shares based on $34.74 closing price for our Common Stock on December 31, 2008.

Discharge Not for Cause; Resignation for Good Reason

Our employment agreement with Mr. West obligates the Company to pay severance benefits if we terminate his employment for reasons other than for Cause or if Mr. West resigns for Good Reason. Mr. West will have Good Reason to resign if there is a material breach of the employment agreement by the Company, including a failure to maintain Mr. West in his current positions, adversely changing his authority or responsibilities, failing to pay or provide agreed-upon compensation and benefits, or giving notice to stop the daily renewal of the term of the employment agreement. Mr. West must give the Company notice and an opportunity to cure the breach before resigning for Good Reason. The severance benefits payable to Mr. West are a lump sum equal to a pro rata AIP award for the year of termination based on actual Company results plus two times his annual base salary and target AIP award for the year of termination, and continuation of health and other benefits for five years, subject to reduction for benefits received from a subsequent employer. In addition, any unvested stock options held by Mr. West will remain outstanding and continue to vest during the two-year period following termination of employment.

With respect to the named executive officers other than Mr. West, under the EBPP, we have agreed to two times salary paid in a lump sum if we terminate the executive officer's active employment without Cause. These benefits are also payable if the executive officer resigns from active employment for Good Reason. Good Reason arises under the EBPP if we appoint a new

Chief Executive Officer and, during the first two years of his or her tenure, the executive officer's position, authority, duties or responsibilities are diminished or base salary is reduced. An applicable two-year period commenced December 1, 2007 with Mr. West's appointment as our new Chief Executive Officer. If an executive officer's employment is terminated for reasons other than for Cause or for Good Reason, the executive will be placed on a two-year leave of absence. During the two-year leave of absence, the executive officer's employment continues, so that he or she will continue to earn, vest or participate in our benefit plans, contingent target AIP awards and previously granted stock options during the leave of absence period.

The following table summarizes the amount of severance benefits that would be payable to the named executive officer had his or her employment terminated on December 31, 2008, under circumstances entitling the officer to severance benefits as described above:

Name	Two Years Salary ($)	Two Years AIP at Target ($)	Value of Benefits Continuation[1] ($)	Total ($)
D. J. West	2,000,000	2,000,000	58,825[2]	4,058,825
H. P. Alfonso	1,000,000	700,000	8,354	1,708,354
J. P. Bilbrey	1,100,000	825,000	23,682	1,948,682
B. H. Snyder	970,000	582,000	7,068	1,559,068
M. G. Buck	860,000	516,000	23,682	1,399,682

(1) Reflects amount of medical, dental and vision continuation premiums paid by the Company during the salary continuation period of two years for each executive except Mr. West.

(2) Mr. West's employment agreement provides for continuation of medical and dental coverage for a period of five years following discharge not for Cause or resignation for Good Reason. The amount shown above includes that cost and the value of vision coverage for a period of two years.

In addition, all stock options outstanding at the time of termination of active employment will remain outstanding and continue to vest as if the executive officer's employment continued during the two-year leave of absence. The executive officer will not be entitled to receive base salary, new stock option, contingent target PSU or RSU awards or other awards during the leave of absence. Information with respect to stock options held by each executive officer as of December 31, 2008 appears in the Outstanding Equity Awards table.

Change in Control

Special provisions apply if a change in control occurs. In general, a change in control will occur if the Milton Hershey School Trust no longer owns voting control of the Company and another person or group acquires 25% or more of the combined voting power of our voting stock, there is an unwelcome change in a majority of the members of our Board, or, if after our stockholders approve a merger or similar business transaction or a sale of substantially all of our assets, the Milton Hershey School Trust does not own voting control of the merged or acquiring company.

Our employment agreement with Mr. West provides that he is entitled to the benefits of the EBPP if a change in control occurs. The EBPP provides the vesting and payment of the following benefits upon a change in control to each of the named executive officers:

- An AIP payment for the year of the change in control at the greater of target or the estimated payment based on actual performance to the date of the change in control;

- A cash payment equal to the PSU award for the cycle ending in the year of the change in control at the greater of target or actual performance through the date of the change in control, with each PSU valued at the highest closing price for our Common Stock during the 60 days prior to the change in control;
- To the extent not vested, full vesting of benefits accrued under the DB SERP and the Deferred Compensation Plan;
- To the extent not vested, full vesting of benefits under the tax-qualified defined benefit pension plan and the 401(k) Plan; and
- Full vesting of outstanding PSU awards that are in the second year of the performance cycle at the time of the change in control and prorating of outstanding PSUs that are in the first year of the performance cycle at the time of the change in control.

Our Incentive Plan provides for full vesting of all outstanding stock options and RSUs (including accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs) upon a change in control.

The following table and explanatory footnotes provide information with respect to the incremental amounts that would have vested and become payable on December 31, 2008 if a change in control occurred on that date:

Name	AIP Related Payment(1) ($)	PSU Related Payments(2) ($)	DB SERP/ DC SERP Benefits(3) ($)	Vesting of Stock Options(4) ($)	Vesting of Restricted Stock Units(5) ($)	Total ($)
D. J. West	1,000,000	1,862,573	—	—	—	2,862,573
H. P. Alfonso	350,000	590,240	155,990	—	341,228	1,437,458
J. P. Bilbrey	412,500	660,807	1,636,291	—	578,256	3,287,854
B. H. Snyder	291,000	593,984	—	—	353,350	1,238,334
M. G. Buck	258,000	483,418	582,220	—	256,859	1,580,497

(1) Amounts reflect 2008 target award since termination is presumed to occur on the last day of the year.

(2) Amounts reflect vesting of PSUs for the cycle ended December 31, 2008 at 100% target and a value per PSU of $38.23, the highest closing price for our Common Stock during the last 60 days of 2008, vesting at target of the PSUs for the cycle ending December 31, 2009 and one-third of the PSUs for the cycle ending December 31, 2010, with a value per PSU of $34.74, the closing price of our Common Stock on the New York Stock Exchange on December 31, 2008, the last trading day of 2008.

(3) Totals reflect full vesting of DB SERP and more favorable early retirement discount factors as provided under the EBPP. Messrs. West and Snyder are fully vested in their DB SERP benefit so no additional benefit is applicable. For Mr. Alfonso, the amount includes the vesting of his CLRP, DC SERP and other non-vested retirement benefits.

(4) Reflects the value of unvested options that would vest upon a change in control based on the excess, if any, of the market value of our Common Stock of $34.74 on December 31, 2008 over the exercise price for the options. Information regarding unvested options as of December 31, 2008 can be found in the Outstanding Equity Awards table.

(5) Reflects the value of unvested RSUs that would vest upon a change in control based on the market value of our Common Stock of $34.74 on December 31, 2008, as well as the accrued cash credits equivalent to dividends that would have been earned had the executive held Common Stock instead of RSUs. Information regarding unvested RSUs as of December 31, 2008 can be found in the Outstanding Equity Awards table.

Discharge Not for Cause or Resignation for Good Reason after Change in Control

If the named executive officer's employment is terminated by the Company without Cause or by the executive for Good Reason within two years after the change in control, we pay severance benefits to assist the executive in transitioning to new employment. Good Reason for this purpose means diminution of the executive's position, authority, duties or responsibilities; a reduction in base salary; the requirement that the executive engage in substantially greater business travel; failure to pay current compensation or to continue in effect short- and long-term compensation and employee and retirement benefits; or the failure to fund a grantor trust to support payment of amounts under the EBPP. The severance benefits under the EBPP for termination after a change in control in 2008 consist of:

- A lump sum cash payment equal to two (or, if less, the number of full and fractional years from the date of termination to the executive's 65th birthday, but not less than one) times the executive's salary and the highest AIP payment paid or payable during the three years preceding the year of the change in control (but not less than the AIP target for the year of the change in control);
- Continuation of medical and other benefits for 24 months (or if less, the number of months until the executive attains age 65, but not less than 12 months), or payment of the value of such benefits if continuation is not permitted under the terms of the applicable plan;
- Outplacement services up to $35,000 and reimbursement for financial and tax preparation services;
- For participants in the DB SERP, an enhanced benefit reflecting an additional two years' credit; and
- For participants in the DC SERP, an enhanced benefit reflecting a cash payment equal to the applicable percentage rate multiplied by his or her annual base salary and last annual incentive pay calculated as if such amounts were paid during the years in the executive's severance period.

The EBPP also provides for a gross-up payment should the executive be subject to the excise tax on golden parachutes due to the receipt of severance benefits or as a result of the payment or vesting of stock options upon the change in control. The table below summarizes the severance payments, the tax gross-up payment and all other amounts that would have vested and become payable if a change in control occurred and the executive's employment terminated on December 31, 2008.

Name	Lump Sum Cash Severance Payment ($)	Value of Medical and Other Benefits Continuation[1] ($)	Value of Financial Planning and Outplacement[2] ($)	Value of Enhanced DB SERP/ DC SERP and 401(k) Benefit[3] ($)	Gross-up Payment for Excise Taxes[4] ($)	Total ($)
D. J. West	4,000,000	63,034[5]	54,100	1,583,865	3,313,926	9,014,925
H. P. Alfonso	1,700,000	10,301	48,118	340,000	1,221,606	3,320,025
J. P. Bilbrey	1,925,000	28,321	54,100	1,720,505	2,807,570	6,535,496
B. H. Snyder	1,785,244	14,264	57,090	596,176	—	2,452,774
M. G. Buck	1,378,166	24,632	54,100	859,483	1,326,129	3,642,510

(1) Reflects amount of health and welfare benefit continuation premium paid by the Company over a two-year period.

(2) Value of financial planning and tax preparation continuation for two years following termination of employment plus outplacement services of $35,000.

(3) Reflects amount of enhanced DB SERP and lump sum amount of employer 401(k) matching amounts over a two-year period. For Mr. Alfonso, the value reflects the lump sum amount of DC SERP, CLRP and employer 401(k) matching amounts over a two-year period.

(4) Gross-up payment for excise taxes for all named executive officers was determined using a transaction price of $34.74 and an individual tax rate of 40.61% for Mr. West, Mr. Alfonso and Ms. Buck, 41.21% for Mr. Bilbrey and 41.61% for Mr. Snyder. This payment was determined assuming all executives were involuntarily terminated on December 31, 2008; deemed to be "disqualified individuals"; and subject to the golden parachute rules under section 280G of the Internal Revenue Code.

(5) Mr. West's employment agreement provides for continuation of medical and dental coverage for a period of five years following termination due to change in control. The amount shown above includes that cost and the value of life insurance and vision coverage for a period of two years.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

What is section 16(a) of the Securities Exchange Act of 1934?

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our directors, executive officers and persons owning more than 10% of our outstanding Common Stock or Class B Common Stock to file reports with the SEC showing their ownership and changes in ownership of Hershey securities. Based solely on our examination of these reports and on written representations provided to us, it is our opinion that all reports for 2008 have been timely filed.

CERTAIN TRANSACTIONS AND RELATIONSHIPS

What is being disclosed in this section?

SEC regulations require that we disclose any transaction, or series of similar transactions, since the beginning of 2008, or any contemplated transactions, in which the Company was or is to be a participant, in which the amount involved exceeds $120,000 and in which any of the following persons had or will have a direct or indirect material interest:

- Our directors or nominees for director;
- Our executive officers;
- Persons owning more than 5% of any class of our outstanding voting securities; or
- The immediate family members of any of the persons identified in the preceding three bullets.

The SEC refers to these types of transactions as *related person transactions* and to the persons listed in the bullets as *related persons*. The SEC is concerned about related person transactions because such transactions, if not properly monitored, may present risks of conflicts of interest or the appearance of conflicts of interest.

Does the Company have a policy to review, approve or ratify related person transactions?

Our Board has adopted a Related Person Transaction Policy that governs the review, approval or ratification of related person transactions. The Related Person Transaction Policy may be viewed on our corporate website, www.hersheys.com, in the Investor Relations section.

Under our policy, each related person transaction, and any significant amendment or modification to a related person transaction, must be reviewed and approved or ratified by a committee of our Board composed solely of independent directors who have no interest in the transaction. We refer to each such committee as a Reviewing Committee. The policy also permits the disinterested members of the full Board to act as a Reviewing Committee.

The Board has designated the Governance Committee as the Reviewing Committee primarily responsible for the administration of the Related Person Transaction Policy. In addition, the Board has designated special Reviewing Committees to oversee certain transactions involving the Company and Hershey Trust Company, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. To learn more about these special Reviewing Committees, please see the answer to the fourth question in this section, below. Finally, the policy provides that the Compensation and Executive Organization Committee will review and approve, or review and recommend to the Board for approval, any employment relationship or transaction involving an executive officer of the Company and any related compensation.

When reviewing, approving or ratifying a related person transaction, the Reviewing Committee will examine several things, including the approximate dollar value of the transaction and all material facts about the related person's interest in, or relationship to, the transaction. If the related person transaction involves an outside director or nominee for director, the Reviewing Committee may also consider whether the transaction would compromise the director's status as an "independent director," "outside director" or "non-employee director" under our Corporate Governance Guidelines and rules and regulations of the New York Stock Exchange, the Internal Revenue Code or the Securities Exchange Act of 1934, as amended.

Was the Company a participant in any related person transactions in 2008, or does the Company currently contemplate being a participant in any related person transactions in 2009, involving our directors, executive officers or their immediate family members?

We were not a participant in any related person transactions in 2008, and do not currently contemplate being a participant in any related person transactions in 2009, involving our directors, executive officers or their immediate family members.

Was the Company a participant in any related person transactions in 2008, or does the Company currently contemplate being a participant in any related person transactions in 2009, involving a stockholder owning more than 5% of any class of the Company's securities?

We engage in certain transactions with Milton Hershey School, the Milton Hershey School Trust and companies owned by the Milton Hershey School Trust. As discussed in the next question, many of these transactions are immaterial, ordinary course transactions and are not considered related person transactions. However, from time to time we also engage in certain related person transactions with the Milton Hershey School Trust and its affiliates.

Our Board has directed that a special Reviewing Committee composed of the directors elected by the holders of the Common Stock voting separately as a class and having no affiliation with the Milton Hershey School Trust or its affiliates review and make recommendations to the Board regarding these transactions. However, the Board has also directed that if there are no directors on the Board who were elected by the holders of our Common Stock voting separately, such transactions will be reviewed by the independent members of the Executive Committee who have no affiliation with the Milton Hershey School Trust or its affiliates.

The Reviewing Committee, composed of the directors elected by the holders of the Common Stock voting separately as a class, approved two real estate transactions with the Milton Hershey School Trust in 2008. One of the transactions was completed in 2008. We expect the second transaction to be completed in 2009. Those transactions are as follows:

- On December 23, 2008, we sold to the Milton Hershey School Trust a 14.5 acre parcel of land containing an 80,000 square foot distribution facility for $5,836,500. The property is located in Hershey, Pennsylvania. Following the sale, we leased the facility back from the Milton Hershey School Trust for a term expiring in June 2011. We have the right to extend the lease for two additional one-year terms. Rent for the initial term is approximately $600,000, or $20,000 per month, plus operating costs, maintenance and property taxes. If we elect to extend the lease, rent for the second term will be $247,200, or $20,600 per month and for the third term will be $254,400, or $21,200 per month, plus operating costs, maintenance and property taxes. Total rent for all three lease terms, if applicable, would be $1,101,600, plus operating costs, maintenance and property taxes. We originally intended to sell this property to another buyer; however, the property was subject to a right of first refusal in favor of an affiliate of the Milton Hershey School Trust. The right of first refusal gave the affiliate of the Milton Hershey School Trust the right to purchase the property from us at a price and on terms agreed to by us and another purchaser if such an agreement was ever reached. The affiliate informed us shortly after we entered into an agreement with the other buyer that it had assigned its right of first refusal to the Milton Hershey School Trust and that the Milton Hershey School Trust would purchase the property. Prior to putting the property on the market for sale, we retained an independent appraiser to determine its fair market value. The final purchase price was arrived at through negotiations with the initial buyer and was substantially similar to the fair market value determined by the independent appraiser.
- In the transaction expected to be completed in 2009, we would convey to the Milton Hershey School Trust a small parcel of land we own in Hershey, Pennsylvania. The Milton Hershey School Trust, in turn, would convey to us an adjacent parcel of land of similar size owned by the Milton Hershey School Trust. The exchange is being made to better align the boundaries of other lands each party owns in the same vicinity. Each parcel is less than one-fourth acre in size. The properties are considered to be of equal value and therefore an independent appraisal was not obtained.

Except as described above, the Company did not participate in any related person transactions in 2008, and does not currently expect to participate in any related person transactions in 2009, involving a stockholder owning more than 5% of any class of the Company's securities.

Did the Company engage in other transactions with the Milton Hershey School Trust or its affiliates during 2008?

During 2008, we engaged in transactions in the ordinary course of our business with Milton Hershey School, the Milton Hershey School Trust, and companies owned by the Milton Hershey School Trust. These transactions involved the sale or purchase of goods and services. The transactions were primarily with Hershey Entertainment & Resorts Company, a company that is wholly-owned by the Milton Hershey School Trust. All sales and purchases were made on terms and at prices we believe were generally available in the marketplace and were in amounts that are not material to us or to the Milton Hershey School Trust. Therefore, they are not related person transactions and do not have to be approved under our Related Person Transaction Policy. However, because of our relationship with the Milton Hershey School Trust, we have elected to disclose the aggregate amounts of these transactions for your information. In this regard:

- Our total sales to these entities in 2008 were approximately $1,300,000.
- Our total purchases from these entities in 2008 were approximately $2,650,000.

We do not expect that the types of transactions or the amount of payments will change materially in 2009.

We plan to make a $200,000 contribution in 2009 to the M. S. Hershey Foundation to support The Hershey Story, The Museum on Chocolate Avenue, a new facility constructed by the Foundation in Hershey, Pennsylvania to honor the life and legacy of our founder, Milton S. Hershey. We may consider additional contributions to the Foundation to support The Hershey Story in subsequent years based upon business conditions existing at that time. The Foundation was established by Mr. Hershey in 1935 to provide educational and cultural benefits for the residents of Hershey. The Foundation operates separately from the Milton Hershey School Trust; however, it is governed by a board of managers appointed by Hershey Trust Company, as trustee for the trust established by Mr. Hershey to benefit the Foundation, from the membership of the board of directors of Hershey Trust Company. LeRoy S. Zimmerman, an independent member of our Board of Directors and an independent member of the board of directors of Hershey Trust Company and the board of managers of Milton Hershey School, is also a member of the board of managers of the Foundation. Mr. Zimmerman receives no compensation for his service on the board of managers of the Foundation.

INFORMATION ABOUT THE 2010 ANNUAL MEETING

When is the 2010 annual meeting of stockholders?

Our 2010 annual meeting of stockholders will be held on May 4, 2010.

What is the deadline to submit a proposal for inclusion in the proxy materials for the 2010 annual meeting?

To be eligible for inclusion in the proxy materials for the 2010 annual meeting, a stockholder proposal must be received by our Corporate Secretary by the close of business on November 17, 2009.

What procedure should I follow if I intend to present a proposal or nominate a director from the floor at the 2010 annual meeting?

A stockholder may present a proposal not included in our 2010 proxy materials from the floor of the 2010 annual meeting only if our Corporate Secretary receives notice of the proposal, along with additional information required by our by-laws, during the time period beginning on December 31, 2009 and ending on February 1, 2010. Notice should be addressed to The Hershey Company, Attn: Corporate Secretary, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

The notice must contain the following additional information:

- The stockholder's name and address;
- The stockholder's shareholdings;
- A brief description of the proposal; and
- A brief description of any financial or other interest the stockholder has in the proposal.

A stockholder may nominate a director from the floor of the 2010 annual meeting only if our Corporate Secretary receives notice of the nomination, along with additional information required by our by-laws, during the time period beginning on December 31, 2009 and ending on February 1, 2010. The notice must contain the following additional information:

- The stockholder's name and address;
- A representation that the stockholder is a holder of record of any class of our equity securities;
- A representation that the stockholder intends to make the nomination in person or by proxy at the meeting;
- A description of any arrangement the stockholder has with the individual the stockholder plans to nominate;
- The nominee's name, address and biographical information; and
- The written consent of the nominee to serve as a director if elected.

Any stockholder holding 25% or more of the votes entitled to be cast at the annual meeting is not required to comply with these pre-notification requirements.

By order of the Board of Directors,

Burton H. Snyder
Senior Vice President,
General Counsel and Secretary

March 16, 2009

APPENDIX A

THE HERSHEY COMPANY

CORPORATE GOVERNANCE GUIDELINES

I. ROLE OF THE BOARD OF DIRECTORS

The business of The Hershey Company (the "Company") is carried out by its employees under the direction and supervision of its Chief Executive Officer ("CEO"). The business shall be managed under the direction of the board of directors ("Board"). In accordance with Delaware law, the role of the directors is to exercise their business judgment in the best interests of the Company. This role includes:

- review of the Company's performance, strategies and major decisions;
- oversight of the Company's compliance with legal and regulatory requirements and the integrity of its financial statements;
- oversight of management, including review of the CEO's performance and succession planning for key management roles; and
- oversight of compensation for the CEO, key executives and the Board, as well as oversight of compensation policies and programs for all employees.

II. SELECTION AND COMPOSITION OF THE BOARD

A. Board Size

As set forth in the By-Laws of the Company ("By-Laws"), the Board has the power to fix the number of directors by resolution. The Company's Restated Certificate of Incorporation requires at least three directors. In fixing the number, the Board will be guided by the principle that a properly functioning Board is small enough to promote substantive discussions in which each member can actively participate, and large enough to offer diversity of background and expertise. The Board will consider whether it is of the appropriate size as part of its annual performance evaluation.

B. Board Membership Criteria

In selecting directors, the Board generally seeks individuals with skills and backgrounds that will complement those of other directors and maximize the diversity and effectiveness of the Board as a whole. Directors should be of the highest integrity and well-respected in their fields, with superb judgment and the ability to learn the Company's business and express informed, useful and constructive views. In reviewing the qualifications of prospective directors, the Board will consider such factors as it deems appropriate in light of these guidelines, which may include judgment, skill, diversity, experience with businesses and other organizations of comparable size, the interplay of the candidate's experience with the experience of the other Board members, and the extent to which any candidate would be a desirable addition to the Board and any committees of the Board. In general, the Board seeks individuals who are knowledgeable in fields including finance, international business, marketing, information technology, human resources and consumer products. All members of the Audit Committee must be financially literate and at least one member must have accounting or related financial management expertise and be an audit committee financial expert as defined in Item 407(d) of Regulation S-K of the Securities and Exchange Commission ("SEC"), or any successor provision.

C. Independence

The Board shall be composed of a majority of independent directors. In addition, the Company's Audit Committee, Compensation and Executive Organization Committee, and Governance Committee shall consist solely of independent directors. At least annually, the directors shall determine which directors are independent. Rather than have one set of criteria for Board members as a whole and additional criteria for Audit Committee members, the Board will judge the independence of all directors based on the stringent standards applicable to Audit Committee members. No director will be considered independent unless the Board affirmatively determines that the director has no material relationship with the Company. Additionally, the independence of directors shall be determined based on the following criteria:

1. A director who receives (or, in the last three years, received) direct compensation as an employee or any consulting, advisory or other compensatory fees from the Company, other than director or committee fees and pension or other forms of deferred compensation for prior service (provided that such compensation is not contingent in any way on continued service), is not independent. A director whose immediate family member, other than an adult child who does not share a home with the director, receives or in the past three years received such compensation or fees from the Company is not independent. The receipt of such compensation or fees in any single year that does not (or did not) exceed $120,000, by a director's adult child who (i) does not share the director's home and has not shared the director's home within the last three years, and (ii) does not serve, and has not served within such period, as an elected or appointed officer of the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

2. A director who is (or, within the last three years, was) a partner, member, an officer such as a managing director occupying a comparable position or executive officer, of an entity to whom the company pays (or within the last three years paid) consulting, advisory or other compensatory fees for legal, consulting, investment banking or financial advisory services, is not independent. Payment of such fees to an entity where the director is a limited partner, non-managing member or a similar position where, in each case, the director has no active role in providing services to the Company, will be deemed an immaterial relationship that shall not preclude an independence determination for such director.

3. A director who is a current partner or employee of a firm that is the Company's internal or external auditor is not independent. A director whose immediate family member is a current partner of such a firm, or is a current employee of such a firm and personally works on the Company's audit, is not independent. A director who was, or whose immediate family member was, within the last three years a partner or employee of such a firm and personally worked on the Company's audit within that time is not independent.

4. A director who is (or, within the last three years, was) employed, or whose immediate family member is (or, within the last three years, was) employed, as an executive officer of another company where any of the Company's present executives serves (or, within the last three years, served) on that company's compensation committee is not independent.

5. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million or 2% of such other company's consolidated gross revenues, is not independent. A director who is an executive officer or an employee, or whose immediate family member is an executive officer, of a company that makes (or, within the last three years, made) payments to or receives (or, within the last three years, received) payments from the Company for property or services in an amount which, in any single fiscal year, is less than the greater of $1 million or 2% of such other company's consolidated gross revenues has an immaterial relationship that shall not preclude an independence determination for such director.

6. A director who is (or, within the last three years, was) an employee or a non-employee executive officer of the Company is not independent.

7. A director who is an immediate family member of an individual who is (or, within the last three years, was) an executive officer of the Company, whether as an employee or non-employee, is not independent.

8. A director who is an affiliated person of the Company, as defined under the rules of the SEC, is not independent; provided, however, if the director is an affiliated person solely because he or she sits on the board of directors of an affiliate of the Company, as defined under the rules of the SEC, then the director has an immaterial relationship with the Company that shall not preclude an independence determination for such director if he or she, except for being a director on each such board of directors, does not accept directly or indirectly any consulting, advisory, or other compensatory fee from either such entity, other than the receipt of only ordinary-course compensation for serving as a member of the board of directors, or any board committee of each such entity, and the director satisfies all other standards.

9. A director who is, or whose immediate family member is, an officer or employee of a non-profit organization to which the Company has donated more than $100,000 in any year within the last three years is not independent.

10. A director's participation in the Company's Charitable Awards Program or receipt of compensation and benefits for service as a director of the Company in accordance with Company policies and programs will be deemed an immaterial relationship with the Company that shall not preclude an independence determination for such director.

For purposes of application of these criteria, (i) "immediate family" shall be defined as including all individuals who are considered immediate family of a director under the regulations implementing the Sarbanes-Oxley Act, as well as all individuals who are considered immediate family of a director under the NYSE listing standards, (ii) a director's receipt of compensation for former service as an interim Chairman or CEO or other executive officer is considered an immaterial relationship that shall not preclude an independence determination for such director, and (iii) references to "Company" for purposes of determining independence, include any parent or subsidiary in a consolidated group with the Company. Directors shall notify the Chair of the Governance Committee and the Chairman and/or CEO prior to accepting a board position on any other organization, so that the effect, if any, of such position on the director's independence may be evaluated.

D. Selection of Board Members

Nomination of directors is the responsibility of the Governance Committee, all of whose members shall be independent directors. Recommendations may come from directors, shareholders or other sources. Recommendations may come from management, with the understanding that the Board is not required to consider candidates recommended by management. It is expected that all members of the Governance Committee will interview prospective candidates before their nominations are approved by the Committee. An offer to join the Board will be extended by the Chair of the Governance Committee or the Chairman of the Board if the Chairman is not also an officer or employee of the Company.

E. Tenure

1. The Board has not established term limits, and, given the value added by experienced directors who can provide a historical perspective, term limits are not considered appropriate. New ideas and diversity of views are maintained by careful selection of directors when vacancies occur. In addition, the performance of individual directors and the Board as a whole are reviewed annually, prior to the nomination of directors for vote by stockholders at each Annual Meeting.

2. When a director's principal occupation or business or institutional affiliation changes materially from that at the time of his or her first election to the Board, the director will tender his or her resignation by directing a letter of resignation to the Chair of the Governance Committee, except that if the director is the Chair of such committee, he or she shall direct the resignation to the Chairman of the Board. The Board will determine whether to accept such resignation. Pending the Board's final determination, such letter of resignation shall be deemed to be only preliminary consideration of resignation by the director, and not a final decision to resign, unless the director expresses a contrary intent in writing.

3. Directors will not be nominated for reelection after their 72nd birthday.

III. OPERATION OF THE BOARD

A. Chairman

The Chairman of the Board presides at all meetings of stockholders of the Company and of the Board and sees that all orders, resolutions and policies adopted or established by the Board are carried into effect. The Chairman of the Board is elected by and from the members of the Board and may, but need not, be the Chief Executive Officer or another officer of the Company.

B. Board Meetings

1. The Board will hold approximately six regular meetings per year, scheduled by resolution of the Board sufficiently far in advance to accommodate the schedules of the directors. Special meetings may be called at any time by the Chairman or a Vice Chairman of the Board (if any), or by the CEO, or by one-sixth (calculated to the nearest whole number) of the total number of directors constituting the Board, to address specific issues.

2. Agendas are established by the Chairman and sent in advance to the Board. Any director may submit agenda items for any meeting. A rolling agenda has been established, which includes a full annual review of the Company's strategic plan, quarterly reviews of the Company's financial performance, and committee reports and updates at each meeting on the business and other items of significance to the Company. Information relevant to agenda items shall be submitted to the Board in advance, and the agenda will be structured to allow appropriate time for discussion of important items.

C. Executive Sessions

Executive sessions are sessions of non-management directors. Executive sessions are held at the conclusion of each regular Board meeting, and at such other times as the non-management directors may determine, without the CEO or any other member of Company management present, to review such matters as may be appropriate, including the report of the outside auditors, the criteria upon which the performance of the CEO and other senior managers is based, the performance of the CEO measured against such criteria and the compensation of the CEO. If at any time the Board includes any non-management directors who are not independent, such directors shall be excluded from one executive session each year. Executive sessions are chaired by the Chairman of the Board or, in the Chairman's absence, a Vice Chairman of the Board (if any). If at any time the Chairman is also an officer of the Company, or if the Chairman is excluded from an executive session because he or she is a non-management director who is not independent, then the executive session shall be chaired by a Vice Chairman of the Board (if any) who meets the independence standards under these Guidelines. In the absence of an independent Vice Chairman, then executive sessions shall be chaired by an independent director assigned on a rotating basis. In addition, any director may call a special executive session to discuss a matter of significance to the Company and/or the Board.

D. Committees

All major decisions are made by the Board; however, the Board has established committees to enable it to handle certain matters in more depth. The committees are (1) Audit, (2) Governance, (3) Compensation and Executive Organization, and (4) Executive (or any successor to any of the foregoing committees having duties and responsibilities similar to such committee). Members are expected to serve on committees, as recommended by the Governance Committee and approved by the Board. Committee members serve at the pleasure of the Board, for such period of time as the Board may determine, consistent with these governance guidelines. All directors serving on the Audit, Governance, and Compensation and Executive Organization committees must be independent, as determined by the Board in accordance with these governance guidelines and as required by applicable law and regulation. The Executive Committee is made up of the chair of each of the other committees along with one other director appointed by the Board. Any transaction not in the ordinary course of business by and among the Company and Hershey Trust Company, Hershey Entertainment & Resorts Company and/or Milton Hershey School, or any subsidiary, division or affiliate of any of the foregoing, shall be reviewed and approved in advance by a special committee composed of the directors elected by the holders of Common Stock voting separately as a class, which special committee will make its recommendation to the Board regarding such potential transaction. If at any time there are no directors serving on the Board who were elected by the holders of the Common Stock voting separately as a class, then the independent members of the Executive Committee will serve as the special committee, provided, that no director who is an officer or director of or is otherwise affiliated with any of the above-listed entities shall participate in the review or approval of any such transaction on behalf of the Company. The charter of each committee is published on the Company's website and will be made available to any shareholder on request. Each committee chair shall report the highlights of the committee meeting to the full Board at the Board meeting following the committee meeting. The Chair of the Governance Committee serves as chair of the Executive Committee. The chairs of the Audit Committee, the Governance Committee and the Compensation and Executive Organization Committee (the "Independent Committees") are recommended by the Governance Committee and approved by the Board. Under normal circumstances, following four consecutive years as the Chair of an Independent Committee, a director shall not serve again on such committee for at least one year after standing down as the Chair thereof. A Chair of an Independent Committee may be permitted to continue to serve on such committee with Board approval if the Board determines that the former Chair uniquely fills a specific need of such Committee. The structure and functioning of the committees shall be part of the annual Board evaluation.

E. Director Participation in Board and Committee Meetings

Each director is expected to participate actively in their respective committee meetings and in Board meetings. Directors are expected to attend all meetings and are expected to come prepared for a thorough discussion of agenda items. Directors are expected to attend the Company's Annual Meeting of Stockholders. Participation by directors will be reviewed as part of the annual assessment of the Board and its committees.

IV. ACCESS TO COMPANY PERSONNEL

Directors have full and free access to the Company's officers and employees. Division and function heads regularly make presentations to the Board and committees on subjects within their areas of responsibility. The CEO will invite other members of management to attend meetings or other Board functions as appropriate. Directors may initiate communication with any employee and/or invite any employee to any Board or committee meeting; however, they are expected to exercise judgment to protect the confidentiality of sensitive matters and to avoid disruption to the business, and they are expected to copy the CEO on written communications to company personnel under normal circumstances.

V. ACCESS TO OUTSIDE ADVISORS

The Board and each committee have the power to hire independent legal, financial or other advisors as they may deem necessary, without consulting or obtaining approval of Company management in advance.

VI. TRAINING

A. Orientation

Each new Board member shall undergo an orientation designed to educate the director about the Company and his/her obligations as a director. At a minimum, the orientation shall include meetings with several members of the Hershey Executive Team and the Governance and Compliance Officer, a tour of key facilities and review of reference materials regarding the Company and corporate governance, the Company's strategic plan and the last annual report.

B. Ongoing Education

The Company will pay reasonable expenses for each director to attend at least one relevant continuing education program each year. Directors are encouraged but not required to attend. In addition, the Company will keep directors informed of significant developments as appropriate. Each Board meeting shall include a report to directors on (1) significant business developments affecting the Company, (2) significant legal developments affecting the Company, and (3) if and as necessary, significant legal developments affecting the Board members' obligations as directors.

VII. OVERSIGHT OF MANAGEMENT

A. Review of CEO Performance and Compensation

The independent directors, together with the Compensation and Executive Organization Committee, monitor the performance of the CEO. Annually they shall review the performance appraisal of the CEO performed by the Compensation and Executive Organization Committee and shall review and approve the CEO's compensation recommended by such committee.

B. Review of Strategic Plan

The Board shall review the Company's strategic plan annually. All Board members are expected to participate in an active review. The CEO will invite to the review members of management with responsibility for key divisions and functions and any other personnel the CEO deems helpful, for purposes of providing information sufficient to facilitate a full and frank discussion.

C. Management Succession

1. The Board shall review management succession plans annually. This shall include review by the Board of organization strength and management development and succession plans for each member of the Company's executive team. The Board shall also maintain and review annually, or more often if appropriate, a succession plan for the CEO.

2. If the President, CEO and/or Chairman of the Board is unable to perform for any reason, including death, incapacity, termination, or resignation before a replacement is elected, then: (1) if the Company is without a Chairman of the Board, the Vice Chairman of the Board, if any, shall serve as Chairman until a replacement is elected or, in the case of temporary incapacity, until the Board determines that the incapacity has ended, and in the absence of a Vice Chairman of the Board, the Chair of the Governance Committee or, in his or her absence, the Chair of the Compensation and Executive Organization Committee, shall serve in such capacity; (2) if the Company is without a President and CEO, the interim President and CEO shall be the officer of the Company approved by the Board, taking into consideration the annual recommendation of the CEO; (3) in the case of incapacity of the President, CEO and/or Chairman, the Board shall determine whether to search for a replacement; and (4) the Chair of the Compensation and Executive Organization Committee shall lead any search for a replacement.

VIII. EVALUATION AND COMPENSATION OF THE BOARD

A. Annual Evaluations

The directors shall evaluate the performance of the Board and its committees annually. Each director shall complete an evaluation for the Board as a whole and each of the committees on which he or she has served during the year. Evaluation results shall be reviewed by the Governance Committee, which shall present to the Board the results along with any recommendations for change that the committee deems appropriate. These governance guidelines and the committee charters shall be reviewed annually in conjunction with the annual evaluation. The Governance Committee shall also review the performance of Board members when they are considered for reelection and at any time upon request of a Board member.

B. Director Compensation and Benefits

1. General. The Compensation and Executive Organization Committee shall review and make recommendations to the Board annually with respect to the form and amount of compensation and benefits. These will be established after due consideration of the responsibilities assumed and the compensation of directors at similarly situated companies.

2. Stock Ownership.

a. The Board will not nominate any person to be elected a director at an Annual Meeting of Stockholders unless such person owns, as defined below, or agrees to purchase and own at least 200 shares of the Company's Common Stock on or before the record date for such meeting.

b. The Board desires that each director own, as defined herein, shares of the Company's Common Stock in an amount at least equal to the Stockholding Guidelines as of January 1 of each year following the fifth anniversary of the date the Board approves this policy in the case of current directors and as of January 1 of each year following the fifth anniversary of becoming a director in the case of a director first becoming a director subsequent to the date of such Board approval. For purposes of the requirements herein and in paragraph a. above, ownership of the Company's Common Stock includes Common Stock equivalent shares such as common stock units deferred under the Company's Directors' Compensation Plan and restricted stock units granted quarterly under that plan or the Company's Equity and Incentive Compensation Plan.

c. Stockholding Guidelines as of January 1 of any year means the number of shares of the Company's Common Stock, as described in paragraph b. above, with a value, valued at the average closing price on the NYSE of the Common Stock on the first three trading days of the month of December of the preceding year, equal to three times the annual retainer under the Company's Directors' Compensation Plan for such year.

IX. CODE OF CONDUCT

Directors are held to the highest standards of integrity. The Company's Code of Ethical Business Conduct applies to directors as well as officers and employees and covers areas including conflicts of interest, insider trading and compliance with laws and regulations. The Audit Committee has responsibility for oversight of the Company's communication of, and compliance with, the Code of Ethical Business Conduct.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the fiscal year ended December 31, 2008

OR

☐ **Transition Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934**
For the transition period from to

Commission File Number 1-183

Registrant, State of Incorporation, Address and Telephone Number

THE HERSHEY COMPANY

(a Delaware corporation)
100 Crystal A Drive
Hershey, Pennsylvania 17033
(717) 534-4200

I.R.S. Employer Identification Number 23-0691590

Securities registered pursuant to Section 12(b) of the Act:

Title of each class:	Name of each exchange on which registered:
Common Stock, one dollar par value	**New York Stock Exchange**

Securities registered pursuant to Section 12(g) of the Act: **Class B Common Stock, one dollar par value**
(Title of class)

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☒ Accelerated filer ☐

Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold, or the average bid and asked price of such common equity, as of the last business day of the registrant's most recently completed second fiscal quarter.

Common Stock, one dollar par value—$4,964,867,108 as of June 29, 2008.

Class B Common Stock, one dollar par value—$6,291,863 as of June 29, 2008. While the Class B Common Stock is not listed for public trading on any exchange or market system, shares of that class are convertible into shares of Common Stock at any time on a share-for-share basis. The market value indicated is calculated based on the closing price of the Common Stock on the New York Stock Exchange on June 29, 2008.

Indicate the number of shares outstanding of each of the registrant's classes of common stock as of the latest practicable date.

Common Stock, one dollar par value—166,282,332 shares, as of February 11, 2009.

Class B Common Stock, one dollar par value—60,710,908 shares, as of February 11, 2009.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the Company's Proxy Statement for the Company's 2009 Annual Meeting of Stockholders are incorporated by reference into Part III of this report.

PART I

Item 1. *BUSINESS*

Company Overview

The Hershey Company was incorporated under the laws of the State of Delaware on October 24, 1927 as a successor to a business founded in 1894 by Milton S. Hershey. In this report, the terms "Company," "we," "us," or "our" mean The Hershey Company and its wholly-owned subsidiaries and entities in which it has a controlling financial interest, unless the context indicates otherwise.

We are the largest producer of quality chocolate in North America and a global leader in chocolate and sugar confectionery. Our principal product groups include chocolate and confectionery products; food and beverage enhancers, such as baking ingredients, toppings and beverages; and gum and mint refreshment products.

Reportable Segment

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate and confectionery products, food and beverage enhancers and gum and mint refreshment products under more than 80 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as India, the Philippines, Korea, Japan, and China. We market confectionery products in approximately 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil. We base this aggregation on similar economic characteristics, and similar products and services, production processes, types or classes of customers, distribution methods, and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

Selling and Marketing Organization

Our selling and marketing organization is comprised of Hershey North America, Hershey International and the Global Marketing Group. This organization is designed to:

- Leverage our marketing and sales leadership in the United States and Canada;
- Focus on key strategic growth areas in global markets; and
- Build capabilities that capitalize on unique consumer and customer trends.

Hershey North America

Hershey North America has responsibility for continuing to build our chocolate and confectionery market position, while capitalizing on our scale in the U.S. and Canada. This organization leverages our ability to capitalize on the unique consumer and customer trends within each country. This includes developing and growing our business in our chocolate, sugar confectionery, refreshment, food and beverage enhancers, and food service product lines.

Hershey International

Hershey International markets confectionery products and food and beverage enhancers worldwide and has responsibility for pursuing profitable growth opportunities in key markets, primarily in Latin America and

Asia. This organization is responsible for international subsidiaries that manufacture, import, market, sell or distribute chocolate, confectionery and beverage products in Mexico, Brazil and India. Hershey International manufactures confectionery products for the markets in Asia, particularly in China, under a manufacturing agreement with Lotte Confectionery Co., Ltd.

A component of Hershey International, International Marketing and Innovation, manages our Hershey's Shanghai retail attraction in Shanghai, China.

Global Marketing Group

Our Global Marketing Group has responsibility for building global brands, developing transformational growth platforms, brand positioning, and portfolio and pricing strategy. This organization also develops market-specific insights, strategies and platform innovation for Hershey North America and Hershey International.

A component of the Global Marketing Group, The Hershey Experience, manages our internet and catalog sales and our retail operations within the United States that include Hershey's Chocolate World in Hershey, Pennsylvania, Hershey's Times Square in New York, New York and Hershey's Chicago in Chicago, Illinois.

Products

United States

The primary chocolate and confectionery products we sell in the United States include the following:

Under the *HERSHEY'S* brand franchise:

HERSHEY'S milk chocolate bar
HERSHEY'S milk chocolate bar with almonds
HERSHEY'S Extra Dark chocolates
HERSHEY'S MINIATURES chocolate candy
HERSHEY'S NUGGETS chocolates
HERSHEY'S STICKS chocolates
HERSHEY'S BLISS chocolates
HERSHEY'S COOKIES 'N' CRÈME candy bar
HERSHEY'S POT OF GOLD boxed chocolates
HERSHEY'S SUGAR FREE chocolate candy
HERSHEY'S HUGS candies

Under the *REESE'S* brand franchise:

REESE'S peanut butter cups
REESE'S PIECES candy
REESE'S BIG CUP peanut butter cups
REESE'S NUTRAGEOUS candy bar
REESE'S Clusters candy
REESE'S SUGAR FREE peanut butter cups
REESE'S crispy crunchy bar
REESE'S WHIPPS nougat bar
REESESTICKS wafer bars
FAST BREAK candy bar

Under the *KISSES* brand franchise:

HERSHEY'S KISSES brand milk chocolates
HERSHEY'S KISSES brand milk chocolates with almonds
HERSHEY'S KISSES brand milk chocolates with cherry cordial crème
HERSHEY'S KISSES brand milk chocolates filled with caramel
HERSHEY'S KISSABLES brand candies

Our other chocolate and confectionery products in the United States include the following:

5th *AVENUE* candy bar
ALMOND JOY candy bar
CADBURY chocolates
CARAMELLO candy bar
MILK DUDS candy
MOUNDS candy bar
MR. GOODBAR candy bar
PAYDAY peanut caramel bar
TAKE5 candy bar
TWIZZLERS candy
WHATCHAMACALLIT candy bar

GOOD & PLENTY candy
HEATH toffee bar
JOLLY RANCHER candy
JOLLY RANCHER sugar free hard candy
KIT KAT wafer bar
ROLO caramels in milk chocolate
SKOR toffee bar
SPECIAL DARK chocolate bar
SYMPHONY milk chocolate bar
SYMPHONY milk chocolate bar with almonds and toffee
WHOPPERS malted milk balls
YORK peppermint pattie
YORK sugar free peppermint pattie
ZAGNUT candy bar
ZERO candy bar

We also sell products in the United States under the following product lines:

Premium products

Our line of premium chocolate and confectionery offerings includes *CACAO RESERVE BY HERSHEY'S* chocolate bars and drinking cocoa mixes, and chocolate products under the *STARBUCKS®* brand. Artisan Confections Company, a wholly-owned subsidiary of The Hershey Company, markets *SCHARFFEN BERGER* high-cacao dark chocolate products, *JOSEPH SCHMIDT* handcrafted chocolate gifts and *DAGOBA* natural and organic chocolate products.

Snack products

Our snack products include *HERSHEY'S SNACKSTERS* snack mix; *HERSHEY'S, ALMOND JOY, REESE'S,* and *YORK* cookies; *HERSHEY'S* and *REESE'S* granola bars; and *MAUNA LOA* macadamia snack nuts and cookies in several varieties.

Refreshment products

Our line of refreshment products includes *ICE BREAKERS* mints and chewing gum, *BREATH SAVERS* mints, *BUBBLE YUM* bubble gum and *YORK* mints.

Food and beverage enhancers

Food and beverage enhancers include *HERSHEY'S BAKE SHOPPE, HERSHEY'S, REESE'S, HEATH,* and *SCHARFFEN BERGER* baking products. Our toppings and sundae syrups include *HEATH* and *HERSHEY'S.* We sell hot cocoa mix under the *HERSHEY'S, HERSHEY'S GOODNIGHT HUGS* and *HERSHEY'S GOODNIGHT KISSES* brand names.

Canada

Principal products we sell in Canada are *HERSHEY'S* milk chocolate bars and milk chocolate bars with almonds; *OH HENRY!* candy bars; *REESE PEANUT BUTTER CUPS* candy; *HERSHEY'S KISSES* candy bars; *KISSABLES* brand candies; *TWIZZLERS* candy; *GLOSETTE* chocolate-covered raisins, peanuts and almonds; *JOLLY RANCHER* candy; *WHOPPERS* malted milk balls; *SKOR* toffee bars; *EAT MORE* candy bars; *POT OF GOLD* boxed chocolates; and *CHIPITS* chocolate chips.

Mexico

We manufacture, import, market, sell and distribute chocolate and confectionery products in Mexico, including *HERSHEY'S, KISSES, JOLLY RANCHER,* and *PELÓN PELO RICO* chocolate, confectionery and beverage items.

Brazil

We manufacture, import and market chocolate and confectionery products in Brazil, including *HERSHEY'S* chocolate and confectionery items and *IO-IO* items.

India

We manufacture, market, sell and distribute confectionery, beverage and cooking oil products in India, including *NUTRINE* and *GODREJ* confectionery and beverage products.

Customers

Full-time sales representatives and food brokers sell our products to our customers. Our customers are mainly wholesale distributors, chain grocery stores, mass merchandisers, chain drug stores, vending companies, wholesale clubs, convenience stores, dollar stores, concessionaires, department stores and natural food stores. Our customers then resell our products to end-consumers in over 2 million retail outlets in North America and other locations worldwide. In 2008, sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, amounted to approximately 26% of our total net sales. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

Marketing Strategy and Seasonality

The foundation of our marketing strategy is our strong brand equities, product innovation, the consistently superior quality of our products, our manufacturing expertise and mass distribution capabilities. We also devote considerable resources to the identification, development, testing, manufacturing and marketing of new products. We have a variety of promotional programs for our customers as well as advertising and promotional programs for consumers of our products. We use our promotional programs to stimulate sales of certain products at various times throughout the year. Our sales are typically higher during the third and fourth quarters of the year, representing seasonal and holiday-related sales patterns.

Product Distribution

In conjunction with our sales and marketing efforts, our efficient product distribution network helps us maintain sales growth and provide superior customer service. We plan optimum stock levels and work with our customers to set reasonable delivery times. Our distribution network provides for the efficient shipment of our products from our manufacturing plants to distribution centers strategically located throughout the United States, Canada and Mexico. We primarily use common carriers to deliver our products from these distribution points to our customers.

Price Changes

We change prices and weights of our products when necessary to accommodate changes in manufacturing costs, the competitive environment and profit objectives, while at the same time maintaining consumer value. Price increases and weight changes help to offset increases in our input costs, including raw and packaging materials, fuel, utilities, transportation, and employee benefits.

In August 2008, we announced an increase in wholesale prices across the United States, Puerto Rico and export chocolate and sugar confectionery lines. This price increase was effective immediately, and represented a weighted average 11 percent increase on our instant consumable, multi-pack and packaged candy lines. These changes approximated a 10 percent increase over the entire domestic product line.

In January 2008, we announced an increase in the wholesale prices of our domestic confectionery line, effective immediately. This price increase applied to our standard bar, king-size bar, 6-pack and vending lines and represented a weighted average increase of approximately thirteen percent on these items. These price changes approximated a three percent increase over our entire domestic product line.

In April 2007, we announced an increase of approximately four percent to five percent in the wholesale prices of our domestic confectionery line, effective immediately. The price increase applied to our standard bar, king-size bar, 6-pack and vending lines. These products represent approximately one-third of our U.S. confectionery portfolio.

We announced a combination of price increases and weight changes on certain *JOLLY RANCHER* and *TWIZZLERS* candy and chocolate packaged candy items in November 2005. These changes went into effect in December 2005 and early 2006 and represented a weighted-average price increase of approximately one percent over the entire domestic product line when fully effective in the second quarter of 2006.

Usually there is a time lag between the effective date of list price increases and the impact of the price increases on net sales. The impact of price increases is often delayed because the Company honors previous commitments to planned consumer and customer promotions and merchandising events subsequent to the effective date of the price increases. In addition, promotional allowances may be increased subsequent to the effective date, delaying or partially offsetting the impact of price increases on net sales.

Raw Materials

Cocoa products are the most significant raw materials we use to produce our chocolate products. Cocoa products, including cocoa liquor, cocoa butter and cocoa powder processed from cocoa beans, are used to meet manufacturing requirements. Cocoa products are purchased directly from third party suppliers. These third party suppliers source cocoa beans which are grown principally in Far Eastern, West African and South American equatorial regions. West Africa accounts for approximately 70 percent of the world's supply of cocoa beans.

Historically, there have been instances of weather catastrophes, crop disease, civil disruptions, embargoes and other problems in cocoa-producing countries that have caused price fluctuations, but have never resulted in total loss of a particular producing country's cocoa crop and/or exports. In the event that such a disruption would occur in any given country, we believe cocoa from other producing countries and from current physical cocoa stocks in consuming countries would provide a significant supply buffer.

During 2008, cocoa futures contract prices increased sharply compared with 2007 and 2006, and traded in a range between $.86 and $1.50 per pound, based on the IntercontinentalExchange futures contract. Cocoa futures prices during 2008 were very volatile and traded at prices which were near 30-year highs by mid-year, primarily reflecting speculative commodity fund trading activity. During the fourth quarter of 2008, prices declined somewhat from the mid-year highs as a result of an anticipated decrease in demand associated with deteriorating economic conditions in addition to strengthening of the U.S. dollar in relation to other relevant foreign currencies. The annual average cocoa futures contract price increased 38% in 2008 compared with 2007. The table below shows annual average cocoa prices, and the highest and lowest monthly averages for each of the calendar years indicated. The prices are the monthly averages of the quotations at noon of the three active futures trading contracts closest to maturity on the IntercontinentalExchange.

	Cocoa Futures Contract Prices (dollars per pound)				
	2008	2007	2006	2005	2004
Annual Average	$1.19	$.86	$.70	$.68	$.69
High	1.50	.95	.75	.79	.77
Low	.86	.75	.67	.64	.62

Source: International Cocoa Organization Quarterly Bulletin of Cocoa Statistics

Our costs will not necessarily reflect market price fluctuations because of our forward purchasing and hedging practices, premiums and discounts reflective of varying delivery times, and supply and demand for our specific varieties and grades of cocoa liquor, cocoa butter and cocoa powder. As a result, the average futures contract prices are not necessarily indicative of our average costs.

The Food, Conservation and Energy Act of 2008, which is a five-year farm bill, impacts the prices of sugar, corn, peanuts and dairy products because it sets price support levels for these commodities.

During 2008, dairy prices came down from unprecedented highs set in 2007, starting the year at nearly $.20 per pound and dropping to $.15 per pound on a class II fluid milk basis. Prices have weakened in response to strong production of milk and dairy products, and slowing demand worldwide.

The price of sugar is subject to price supports under U.S. farm legislation. This legislation establishes import quotas and duties to support the price of sugar. As a result, sugar prices paid by users in the U.S. are currently substantially higher than prices on the world sugar market. In 2008, sugar supplies in the U.S. were negatively impacted by a catastrophic explosion at a sugar cane refinery in Georgia and by a smaller sugar beet crop. As a result, refined sugar prices increased from $.29 to $.45 per pound. Our costs for sugar will not necessarily reflect market price fluctuations primarily because of our forward purchasing and hedging practices.

Peanut prices in the U.S. began the year around $.63 per pound, but gradually increased during the year to $.76 per pound due to supply tightness driven by a below average crop during the previous year. Almond prices began the year at $2.25 per pound and declined to $1.90 per pound during the year driven by supply increases reflecting a record crop which produced 9% more volume than the prior year.

We attempt to minimize the effect of future price fluctuations related to the purchase of major raw materials and certain energy requirements primarily through forward purchasing to cover our future requirements, generally for periods from 3 to 24 months. We enter into futures contracts to manage price risks for cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products. However, the dairy markets are not as developed as many of the other commodities markets and, therefore, it is not possible to hedge our costs for dairy products by taking forward positions to extend coverage for longer periods of time. Currently, active futures contracts are not available for use in pricing our other major raw material requirements. For more information on price risks associated with our major raw material requirements, see Commodities—Price Risk Management and Futures Contracts on page 38.

Product Sourcing

We are the primary manufacturer of the products we sell. In addition, we contract with third party suppliers to source certain ingredients and finished goods. We enter into manufacturing contracts with third parties to improve our strategic competitive position and ensure the most cost effective sourcing of our products.

Competition

Many of our brands enjoy wide consumer acceptance and are among the leading brands sold in the marketplace. We sell our brands in a highly competitive market with many other multinational, national, regional and local firms. Some of our competitors are much larger firms that have greater resources and more substantial international operations.

Trademarks, Service Marks and License Agreements

We own various registered and unregistered trademarks and service marks, and have rights under licenses to use various trademarks that are of material importance to our business.

We have license agreements with several companies to manufacture and/or sell certain products. Our rights under these agreements are extendible on a long-term basis at our option. Our most significant licensing agreements are as follows:

Company	Type	Brand	Location	Requirements
Cadbury Ireland Limited	License to manufacture and/or sell and distribute confectionery products	*YORK* *PETER PAUL ALMOND JOY* *PETER PAUL MOUNDS*	Worldwide	None
		CADBURY CARAMELLO	United States	Minimum sales requirement exceeded in 2008
Société des Produits Nestlé SA	License to manufacture and distribute confectionery products	*KIT KAT* *ROLO*	United States	Minimum unit volume sales exceeded in 2008
Huhtamäki Oy affiliate	Certain trademark licenses for confectionery products	*GOOD & PLENTY* *HEATH* *JOLLY RANCHER* *MILK DUDS* *PAYDAY* *WHOPPERS*	Worldwide	None

Various dairies throughout the United States produce and sell *HERSHEY'S* chocolate and strawberry flavored milks under license. We also grant trademark licenses to third parties to produce and sell baking and various other products primarily under the *HERSHEY'S* and *REESE'S* brand names.

Backlog of Orders

We manufacture primarily for stock and fill customer orders from finished goods inventories. While at any given time there may be some backlog of orders, this backlog is not material in respect to our total annual sales, nor are the changes from time to time significant.

Research and Development

We engage in a variety of research and development activities. We develop new products, improve the quality of existing products, improve and modernize production processes, and develop and implement new technologies to enhance the quality and value of both current and proposed product lines. Information concerning our research and development expense is contained in Note 1 of the Notes to the Consolidated Financial Statements (Item 8. Financial Statements and Supplementary Data).

Food Quality and Safety Regulation

The manufacture and sale of consumer food products is highly regulated. In the United States, our activities are subject to regulation by various government agencies, including the Food and Drug Administration, the Department of Agriculture, the Federal Trade Commission, the Department of Commerce and the Environmental Protection Agency, as well as various state and local agencies. Similar agencies also regulate our businesses outside of the United States.

Our Product Excellence Program provides us with an effective product quality and safety program. This program assures that all products purchased, manufactured and distributed by our Company are safe, of high quality and comply with all applicable laws and regulations.

Through our Product Excellence Program, we evaluate the supply chain including ingredients, packaging, processes, products, distribution and the environment to determine where product quality and safety controls are necessary. We identify risks and establish controls to assure product quality and safety. Various government agencies, third party firms and our quality assurance staff conduct audits of all facilities that manufacture our products to assure effectiveness and compliance with our program and all applicable laws and regulations.

Environmental Considerations

We made routine operating and capital expenditures during 2008 to comply with environmental laws and regulations. These expenditures were not material with respect to our results of operations, capital expenditures, earnings or competitive position.

Employees

As of December 31, 2008, we employed approximately 12,800 full-time and 1,600 part-time employees worldwide. Collective bargaining agreements covered approximately 5,400 employees for which agreements covering approximately 47% of these employees, primarily outside of the United States, will expire during 2009. We believe that our employee relations are good.

Financial Information by Geographic Area

Our principal operations and markets are located in the United States. The percentage of total consolidated net sales for our businesses outside of the United States was 14.4% for 2008, 13.8% for 2007 and 10.9% for 2006. The percentage of total consolidated assets outside of the United States as of December 31, 2008 was 16.0% and as of December 31, 2007 was 16.2%. Operating profit margins vary among individual products and product groups.

Corporate Social Responsibility

Our founder, Milton S. Hershey, established an enduring model of responsible citizenship while creating a successful business. Making a difference in our communities, driving sustainable business practices and operating with the highest integrity are vital parts of our heritage and shapes our future.

Milton Hershey School, established by Milton and Catherine Hershey, lies at the center of our unique heritage. Mr. Hershey donated and bequeathed almost his entire fortune to the Milton Hershey School, which remains our primary beneficiary and provides a world-class education and nurturing home to nearly 2,000 children in need annually.

In addition, we have developed a Corporate Social Responsibility ("CSR") program, with a focus on current and past employee involvement, to advance this legacy. Key elements of this program include:

- *Integrity in Business*
- *Investing in our Communities*

- *Commitment to Youth*
- *Environmental Stewardship*
- *CSR through our Supply Chain*
- *Supporting our Employees*

Building on this foundation, we play an active role in improving the communities where we work, live and do business around the world through our efforts in community relations, supply chain sustainability and environmental stewardship.

Our employees and retirees share their time and resources generously in their communities. Both directly and through the United Way, we contribute to hundreds of agencies that deliver much needed services and resources. Our focus on "Kids and Kids at Risk" is supported through the Children's Miracle Network, Family Health International and a children's burn center in Guadalajara, Mexico, to name a few of the organizations we support.

We're a leader in working to improve the lives of cocoa farming families through our active engagement and financial support for the World Cocoa Foundation, the International Cocoa Initiative, Farmer Field Schools, the Sustainable Tree Crops program and other key initiatives.

We practice environmental stewardship by reducing our natural resource use, waste and greenhouse gas emissions, improving the environmental sustainability of our packaging and supporting environmentally sound cocoa farming and environmental organizations.

Through our business, we educate and engage employees and customers about these efforts to maximize their returns for society as well as financial stakeholders.

More information is provided under *Making a Difference* on our website, *www.hersheys.com.*

Available Information

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended. We file or furnish annual, quarterly and current reports, proxy statements and other information with the United States Securities and Exchange Commission ("SEC"). You may obtain a copy of any of these reports, free of charge, from the Investor Relations section of our website, *www.hersheys.com* shortly after we file or furnish the information to the SEC.

You may obtain a copy of any of these reports directly from the SEC. Contact the SEC via e-mail at *PublicInfo@sec.gov*, via fax at 202-772-9295 or by submitting a written request to U.S. Securities and Exchange Commission, Office of Investor Education and Advocacy, 100 F Street N.E., Washington, D.C. 20549-0213. These documents are also available electronically from the SEC internet website at *www.sec.gov*. You can obtain additional information on how to request public documents from the SEC on their website. The phone number for information about the operation of the SEC Office of Investor Education and Advocacy is 202-551-8090.

Our Company has a Code of Ethical Business Conduct that applies to our Board of Directors, all company officers and employees, including, without limitation, our Chief Executive Officer and "senior financial officers" (including the Chief Financial Officer, Chief Accounting Officer and persons performing similar functions). You can obtain a copy of our Code of Ethical Business Conduct from the Investor Relations section of our website, *www.hersheys.com.* If we change or waive any portion of the Code of Ethical Business Conduct that applies to any of our directors, executive officers or senior financial officers, we will post that information on our website within four business days. In the case of a waiver, such information will include the name of the person to whom the waiver applied, along with the date and type of waiver.

We also post our Corporate Governance Guidelines and Charters for each of the Board's standing committees in the Investor Relations section of our website, *www.hersheys.com*. The Board of Directors adopted each of these guidelines and charters. If you are a beneficial owner of Common Stock or Class B Common Stock ("Class B Stock"), we will provide you with a free copy of the Code of Ethical Business Conduct, the Corporate Governance Guidelines or the Charter of any standing committee of the Board of Directors, upon request. We will also give any stockholder a copy of one or more of the Exhibits listed in Part IV of this report, upon request. We charge a small copying fee for these exhibits to cover our costs. To request a copy of any of these documents, you can contact us at—The Hershey Company, Attn: Investor Relations Department, 100 Crystal A Drive, Hershey, Pennsylvania 17033-0810.

Item 1A. *RISK FACTORS*

We are subject to changing economic, competitive, regulatory and technological risks and uncertainties because of the nature of our operations. In connection with the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995, we note the following factors that, among others, could cause future results to differ materially from the forward-looking statements, expectations and assumptions expressed or implied in this report. Many of the forward-looking statements contained in this document may be identified by the use of words such as "intend," "believe," "expect," "anticipate," "should," "planned," "projected," "estimated" and "potential," among others. Among the factors that could cause our actual results to differ materially from the results projected in our forward-looking statements are the risk factors described below.

Issues or concerns related to the quality and safety of our products, ingredients or packaging could cause a product recall and/or result in harm to the Company's reputation, negatively impacting our operating results.

In order to sell our iconic, branded products, we need to maintain a good reputation with our customers and consumers. Issues related to quality and safety of our products, ingredients or packaging, could jeopardize our Company's image and reputation. Negative publicity related to these types of concerns, or related to product contamination or product tampering, whether valid or not, might negatively impact demand for our products, or cause production and delivery disruptions. We may need to recall products if any of our products become unfit for consumption. In addition, we could potentially be subject to litigation or government actions, which could result in payments of fines or damages. Costs associated with these potential actions could negatively affect our operating results.

Increases in raw material and energy costs could affect future financial results.

We use many different commodities for our business, including cocoa products, sugar, dairy products, peanuts, almonds, corn sweeteners, natural gas and fuel oil.

Commodities are subject to price volatility and changes in supply caused by numerous factors, including:

- Commodity market fluctuations;
- Currency exchange rates;
- Imbalances between supply and demand;
- The effect of weather on crop yield;
- Speculative influences;
- Trade agreements among producing and consuming nations;
- Political unrest in producing countries; and
- Changes in governmental agricultural programs and energy policies.

Although we use forward contracts and commodity futures and options contracts, where possible, to hedge commodity prices, commodity price increases ultimately result in corresponding increases in our raw material and energy costs. If we are unable to offset cost increases for major raw materials and energy, there could be a negative impact on our results of operations and financial condition.

Price increases may not be sufficient to offset cost increases and maintain profitability.

We may be able to pass some or all raw material, energy and other input cost increases to customers by increasing the selling prices of our products or decreasing the size of our products; however, higher product prices or decreased product sizes may also result in a reduction in sales volume. If we are not able to increase our selling prices or reduce product sizes sufficiently to offset increased raw material, energy or other input costs, including packaging, direct labor, overhead and employee benefits, or if our sales volume decreases significantly, there could be a negative impact on our results of operations and financial condition.

During 2008 we announced substantial increases in wholesale prices across our chocolate and sugar confectionery product lines to partially offset significant increases in our input costs. Since we are honoring previously committed promotions and merchandising events, price increases will not be fully effective until the second half of 2009. If our sales volume decreases significantly or if we need to substantially increase promotional spending as a result of these price increases, there could be a negative impact on our revenue, profitability and cash flows.

Market demand for new and existing products could decline.

We operate in highly competitive markets and rely on continued demand for our products. To generate revenues and profits, we must sell products that appeal to our customers and to consumers. Continued success is dependent on product innovation, including maintaining a strong pipeline of new products, effective retail execution, appropriate advertising campaigns and marketing programs, and the ability to secure adequate shelf space at retail locations. In addition, success depends on our response to consumer trends, consumer health concerns, including obesity and the consumption of certain ingredients, and changes in product category consumption and consumer demographics.

Our largest customer, McLane Company, Inc., accounted for approximately 26% of our total net sales in 2008 reflecting the continuing consolidation of our customer base. In this environment, there continue to be competitive product and pricing pressures, as well as challenges in maintaining profit margins. We must maintain mutually beneficial relationships with our key customers, including retailers and distributors, to compete effectively. McLane Company, Inc. is one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, including Wal-Mart Stores, Inc.

Increased marketplace competition could hurt our business.

The global confectionery packaged goods industry is intensely competitive, as is the broader snack market. Some of our competitors are much larger firms that have greater resources and more substantial international operations. In order to protect our existing market share or capture increased market share in this highly competitive retail environment, we may be required to increase expenditures for promotions and advertising, and continue to introduce and establish new products. Due to inherent risks in the marketplace associated with advertising and new product introductions, including uncertainties about trade and consumer acceptance, increased expenditures may not prove successful in maintaining or enhancing our market share and could result in lower sales and profits. In addition, we may incur increased credit and other business risks because we operate in a highly competitive retail environment.

Changes in governmental laws and regulations could increase our costs and liabilities or impact demand for our products.

Changes in laws and regulations and the manner in which they are interpreted or applied may alter our business environment. This could affect our results of operations or increase our liabilities. These negative impacts could result from changes in food and drug laws, laws related to advertising and marketing practices, accounting standards, taxation requirements, competition laws, employment laws and environmental laws, among others. It is possible that we could become subject to additional liabilities in the future resulting from changes in laws and regulations that could result in an adverse effect on our results of operations and financial condition.

Political, economic, and/or financial market conditions in the United States and abroad could negatively impact our financial results.

Our operations are impacted by consumer spending levels and impulse purchases which are affected by general macroeconomic conditions, consumer confidence, employment levels, availability of consumer credit and interest rates on that credit, consumer debt levels, energy costs and other factors. Continued volatility in food and energy costs, a sustained global recession, rising unemployment, and continued declines in personal spending could adversely impact the Company's revenues, profitability and financial condition.

Domestic and international financial institutions have reported significant losses as a result of asset write-offs. In addition, short and long-term debt investors have become increasingly cautious in providing financing to companies. As a result of these two events, our Company, our customers and our suppliers could face difficulty in securing debt financing. While governments around the world are enacting measures to support financial institutions and the credit markets, there are no guarantees that these efforts will ultimately succeed. If they do not, increased volatility and disruption in the global capital and credit markets could continue. This could result in reduced liquidity for our Company, our customers and our suppliers. If current credit market conditions continue, the Company could experience an increase in bad debt expense or liquidity may be reduced and short-term financing costs could increase. These conditions could impair our ability to access credit markets on commercially acceptable terms, resulting in higher interest expense, or reduced cash flows.

International operations could fluctuate unexpectedly and adversely impact our business.

In 2008, we derived approximately 14.4% of our net sales from customers located outside the United States. Some of our assets are also located outside of the United States. As part of our global growth strategy, we are increasing our investments outside of the United States, particularly in India and China. As a result, we are subject to numerous risks and uncertainties relating to international sales and operations, including:

- Unforeseen global economic and environmental changes resulting in business interruption, supply constraints, inflation, deflation or decreased demand;
- Difficulties and costs associated with complying with, and enforcing remedies under a wide variety of complex laws, treaties and regulations;
- Different regulatory structures and unexpected changes in regulatory environments;
- Political and economic instability, including the possibility of civil unrest;
- Nationalization of our properties by foreign governments;
- Tax rates that may exceed those in the United States and earnings that may be subject to withholding requirements and incremental taxes upon repatriation;
- Potentially negative consequences from changes in tax laws;
- The imposition of tariffs, quotas, trade barriers, other trade protection measures and import or export licensing requirements;
- Increased costs, disruptions in shipping or reduced availability of freight transportation;
- The impact of currency exchange rate fluctuations between the U.S. dollar and foreign currencies; and
- Failure to gain sufficient profitable scale in certain international markets resulting in losses from impairment or sale of assets.

Future developments related to the investigation by government regulators of alleged pricing practices by members of the confectionery industry could impact our reputation, the regulatory environment under which we operate, and our operating results.

Government regulators are investigating alleged pricing practices by members of the confectionery industry in certain jurisdictions. We are cooperating fully with all relevant authorities. These allegations could have a negative impact on our Company's reputation. We also may be required to incur defense costs in litigation or government action and/or be subject to fines or damages. In addition, our costs could increase if we became subject to new or additional government-mandated regulatory controls. These possible actions could negatively impact our future operating results.

Pension costs or funding requirements could increase at a higher than anticipated rate.

Changes in interest rates or in the market value of plan assets could affect the funded status of our pension plans. This could cause volatility in our benefits costs and increase future funding requirements of our pension plans. Additionally, we could incur pension settlement losses if a significant number of employees who have retired or have left the company decide to withdraw substantial lump sums from their pension accounts. Pension settlement losses of approximately $15.3 million and $11.8 million were incurred during 2008 and 2007, respectively, and we anticipate additional settlement costs in 2009. As of December 31, 2008, our pension benefits obligations exceeded the fair value of our pension plan assets by $40.8 million. A significant increase in pension expense or in future funding requirements could have a negative impact on our results of operations, financial condition and cash flows. For more information, refer to page 42.

Annual savings from initiatives to transform our supply chain and advance our value-enhancing strategy may be less than we expect.

In February 2007, we announced a comprehensive global supply chain transformation program which includes a phased three-year plan to enhance our manufacturing, sourcing and customer service capabilities. We expect ongoing annual savings from this program and previous initiatives to generate significant savings to invest in our growth initiatives and to advance our value-enhancing strategy. If ongoing annual savings do not meet our expectations, we may not obtain the anticipated future benefits.

Implementation of our global supply chain transformation program may not occur within the anticipated timeframe and/or may exceed our cost estimates.

Completion of the global supply chain transformation program is subject to multiple operating and executional risks, including coordination of manufacturing changes, production line startups, cross-border legal, regulatory and political issues, and foreign currency exchange risks, among others. If we are not able to complete the program initiatives within the anticipated timeframe and within our cost estimates, our results of operations and financial condition could be negatively impacted. We estimate that the global supply chain transformation program will incur pre-tax charges and non-recurring project implementation costs at the upper end of a $575 million to $600 million range over the three-year implementation period, excluding possible increases in pension settlement charges as discussed on pages 49 and 50.

Item 1B. *UNRESOLVED STAFF COMMENTS*

None.

Item 2. *PROPERTIES*

Our principal properties include the following:

Country	Location	Type	Status (Own/ Lease)
United States	Hershey, Pennsylvania (3 principal plants)	Manufacturing—confectionery products and food and beverage enhancers	Own
	Lancaster, Pennsylvania	Manufacturing—confectionery products	Own
	Robinson, Illinois	Manufacturing—confectionery and snack products, and food and beverage enhancers	Own
	Stuarts Draft, Virginia	Manufacturing—confectionery products and food and beverage enhancers	Own
	Edwardsville, Illinois	Distribution	Own
	Palmyra, Pennsylvania	Distribution	Own
	Redlands, California	Distribution	Lease*
Canada	Smiths Falls, Ontario	Manufacturing—confectionery products and food and beverage enhancers	Own**
	Mississauga, Ontario	Distribution	Lease
Mexico	Monterrey, Mexico	Manufacturing—confectionery products	Own

* We sold the Redlands, California facility in March 2008 as part of our global supply chain transformation program and entered into a leasing arrangement for a period of fifteen months, terminating on June 30, 2009.

** The Smiths Falls, Ontario manufacturing facility ceased production in December 2008 and is being held for sale.

In addition to the locations indicated above, we are constructing a distribution facility in Ogden, Utah which will begin operations in 2009. We also own or lease several other properties and buildings worldwide which we use for manufacturing and for sales, distribution and administrative functions. Our facilities are well maintained. These facilities generally have adequate capacity and can accommodate seasonal demands, changing product mixes and certain additional growth. The largest facilities are located in Hershey and Lancaster, Pennsylvania and in Stuarts Draft, Virginia. Many additions and improvements have been made to these facilities over the years and they include equipment of the latest type and technology.

Item 3. *LEGAL PROCEEDINGS*

In connection with its pricing practices, the Company is the subject of an antitrust investigation by the Canadian Competition Bureau. In addition, the U.S. Department of Justice notified the Company that it opened an inquiry but has not requested any information or documents. The European Commission had requested information and informed the Company that it had closed its file. The Company is also party to approximately 92 related civil antitrust suits in the United States and nine in Canada. Certain of these claims contain class action allegations, instituted on behalf of direct purchasers of our products as well as indirect purchasers that purchase our products for use or for resale. These suits allege conspiracies in restraint of trade in connection with the pricing practices of the Company. Several other chocolate confectionery companies are the subject of investigations and/or inquiries by the government entities referenced above and have also been named as defendants in the same litigation. One Canadian wholesaler is also a subject of the Canadian investigation and is a defendant in certain of the lawsuits. While it is not feasible to predict the final outcome of these proceedings, in our opinion they should not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company is cooperating with the government investigations and inquiries and intends to defend the lawsuits vigorously.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

Item 4. *SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS*

Not applicable.

PART II

Item 5. *MARKET FOR THE REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

We paid $262.9 million in cash dividends on our Common Stock and Class B Stock in 2008 and $252.3 million in 2007. The annual dividend rate on our Common Stock in 2008 was $1.19 per share.

On February 17, 2009, our Board of Directors declared a quarterly dividend of $.2975 per share of Common Stock payable on March 13, 2009, to stockholders of record as of February 25, 2009. It is the Company's 317th consecutive Common Stock dividend. A quarterly dividend of $.2678 per share of Class B Stock also was declared.

Our Common Stock is listed and traded principally on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." Approximately 458.6 million shares of our Common Stock were traded during 2008. The Class B Stock is not publicly traded.

The closing price of our Common Stock on December 31, 2008 was $34.74. There were 40,549 stockholders of record of our Common Stock and our Class B Stock as of December 31, 2008.

The following table shows the dividends paid per share of Common Stock and Class B Stock and the price range of the Common Stock for each quarter of the past two years:

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2008				
1st Quarter	**$ .2975**	**$ .2678**	**$39.45**	**$33.54**
2nd Quarter	**.2975**	**.2678**	**40.75**	**32.47**
3rd Quarter	**.2975**	**.2678**	**44.32**	**32.31**
4th Quarter	**.2975**	**.2678**	**40.55**	**32.10**
Total	**$1.1900**	**$1.0712**		

	Dividends Paid Per Share		Common Stock Price Range*	
	Common Stock	Class B Stock	High	Low
2007				
1st Quarter	$ .2700	$ .2425	$56.37	$49.70
2nd Quarter	.2700	.2425	56.75	49.81
3rd Quarter	.2975	.2678	51.29	44.03
4th Quarter	.2975	.2678	47.41	38.21
Total	$1.1350	$1.0206		

* NYSE-Composite Quotations for Common Stock by calendar quarter.

Unregistered Sales of Equity Securities and Use of Proceeds

None.

Issuer Purchases of Equity Securities

Purchases of equity securities during the fourth quarter of the fiscal year ended December 31, 2008:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Approximate Dollar Value of Shares that May Yet Be Purchased Under the Plans or Programs[1]
				(in thousands of dollars)
September 29 through October 26, 2008	80,000	$35.98	—	$100,017
October 27 through November 23, 2008	60,000	$35.48	—	$100,017
November 24 through December 31, 2008	—	$ —	—	$100,017
Total	140,000	$35.76	—	

(1) In December 2006, our Board of Directors approved a $250 million share repurchase program.

Performance Graph

The following graph compares our cumulative total stockholder return (Common Stock price appreciation plus dividends, on a reinvested basis) over the last five fiscal years with the Standard & Poor's 500 Index and the Standard & Poor's Packaged Foods Index.

Comparison of Five Year Cumulative Total Return*
The Hershey Company, S&P 500 Index and
S&P Packaged Foods Index


$160
$140
$120
$100
$80
$60
$40
$20
$0
HERSHEY
S&P 500
S&P Packaged Foods

	2003	2004	2005	2006	2007	2008
HERSHEY	$100	$147	$148	$136	$111	$101
S&P 500	$100	$111	$116	$135	$142	$90
S&P Packaged Foods	$100	$119	$110	$128	$132	$116

* Hypothetical $100 invested on December 31, 2003 in Hershey Common Stock, S&P 500 Index and S&P Packaged Foods Index, assuming reinvestment of dividends.

Item 6. *SELECTED FINANCIAL DATA*

SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY
All dollar and share amounts in thousands except market price and per share statistics

	5-Year Compound Growth Rate	2008	2007	2006	2005	2004	2003
Summary of Operations							
Net Sales	4.3%	**$ 5,132,768**	4,946,716	4,944,230	4,819,827	4,416,389	4,162,987
Cost of Sales	5.9%	**$ 3,375,050**	3,315,147	3,076,718	2,956,682	2,672,716	2,539,469
Selling, Marketing and Administrative	5.0%	**$ 1,073,019**	895,874	860,378	912,986	867,104	841,105
Business Realignment and Impairment Charges, Net		**$ 94,801**	276,868	14,576	96,537	—	23,357
Gain on Sale of Business(a)		**$ —**	—	—	—	—	8,330
Interest Expense, Net	9.0%	**$ 97,876**	118,585	116,056	87,985	66,533	63,529
Provision for Income Taxes	(6.8)%	**$ 180,617**	126,088	317,441	277,090	235,399	257,268
Income before Cumulative Effect of Accounting Change	(7.0)%	**$ 311,405**	214,154	559,061	488,547	574,637	446,589
Cumulative Effect of Accounting Change		**$ —**	—	—	—	—	7,368
Net Income	(6.6)%	**$ 311,405**	214,154	559,061	488,547	574,637	439,221
Net Income Per Share:							
—Basic—Class B Stock	(3.9)%	**$ 1.27**	.87	2.19	1.85	2.11	1.55
—Diluted—Class B Stock	(3.8)%	**$ 1.27**	.87	2.17	1.84	2.09	1.54
—Basic—Common Stock	(3.8)%	**$ 1.41**	.96	2.44	2.05	2.31	1.71
—Diluted—Common Stock	(3.9)%	**$ 1.36**	.93	2.34	1.97	2.24	1.66
Weighted-Average Shares Outstanding:							
—Basic—Common Stock		**166,709**	168,050	174,722	183,747	193,037	201,768
—Basic—Class B Stock		**60,777**	60,813	60,817	60,821	60,844	60,844
—Diluted		**228,697**	231,449	239,071	248,292	256,934	264,532
Dividends Paid on Common Stock	6.4%	**$ 197,839**	190,199	178,873	170,147	159,658	144,985
Per Share	10.5%	**$ 1.19**	1.135	1.03	.93	.835	.7226
Dividends Paid on Class B Stock	10.4%	**$ 65,110**	62,064	56,256	51,088	46,089	39,701
Per Share	10.4%	**$ 1.0712**	1.0206	.925	.84	.7576	.6526
Net Income as a Percent of Net Sales, GAAP Basis		**6.1%**	4.3%	11.3%	10.1%	13.0%	10.6%
Non-GAAP Income as a Percent of Net Sales(b)		**8.4%**	9.7%	11.5%	11.7%	11.6%	11.0%
Depreciation	7.4%	**$ 227,183**	292,658	181,038	200,132	171,229	158,933
Advertising	2.1%	**$ 161,133**	127,896	108,327	125,023	137,931	145,387
Payroll	2.0%	**$ 645,456**	645,083	645,480	647,825	614,037	585,419
Year-end Position and Statistics							
Capital Additions	3.7%	**$ 262,643**	189,698	183,496	181,069	181,728	218,650
Capitalized Software Additions	2.0%	**$ 20,336**	14,194	15,016	13,236	14,158	18,404
Total Assets	0.3%	**$ 3,634,719**	4,247,113	4,157,565	4,262,699	3,794,750	3,577,026
Short-term Debt and Current Portion of Long-term Debt	109.2%	**$ 501,504**	856,392	843,998	819,115	622,320	12,509
Long-term Portion of Debt	9.2%	**$ 1,505,954**	1,279,965	1,248,128	942,755	690,602	968,499
Stockholders' Equity	(24.9)%	**$ 318,199**	592,922	683,423	1,016,380	1,137,103	1,328,975
Full-time Employees		**12,800**	12,400	12,800	13,750	13,700	13,100
Return Measures							
Operating Return on Average Stockholders' Equity, GAAP Basis(c)		**68.4%**	33.6%	65.8%	45.4%	46.6%	32.0%
Non-GAAP Operating Return on Average Stockholders' Equity(c)		**94.5%**	75.5%	66.7%	52.2%	41.6%	33.2%
Operating Return on Average Invested Capital, GAAP Basis(c)		**19.0%**	12.4%	26.4%	23.6%	25.7%	18.3%
Non-GAAP Operating Return on Average Invested Capital(c)		**25.1%**	25.0%	26.8%	26.8%	23.2%	18.9%
Stockholders' Data							
Outstanding Shares of Common Stock and Class B Stock at Year-end		**227,035**	227,050	230,264	240,524	246,588	259,059
Market Price of Common Stock at Year-end	(2.0)%	**$ 34.74**	39.40	49.80	55.25	55.54	38.50
Range During Year		**$44.32–32.10**	56.75–38.21	57.65–48.20	67.37–52.49	56.75–37.28	39.33–30.35

(a) Includes the gain on the sale of gum brands in 2003.

(b) Non-GAAP Income as a Percent of Net Sales is calculated by dividing Non-GAAP Income excluding Items Affecting Comparability by Net Sales. A reconciliation of Net Income presented in accordance with U.S. generally accepted accounting principles ("GAAP") to Non-GAAP Income excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe that the use of Non-GAAP Income provides useful information to investors.

(c) The calculation method for these measures is described on page 48 under RETURN MEASURES. The Non-GAAP Operating Return measures are calculated using Non-GAAP Income excluding items affecting comparability. A reconciliation of Net Income presented in accordance with GAAP to Non-GAAP Income excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe the use of Non-GAAP Income provides useful information to investors.

Item 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

EXECUTIVE OVERVIEW

Our results for the year ended December 31, 2008 were in line with our expectations and reflect the progress we are making toward implementing our major strategic initiatives. Net sales grew at an annual rate of 3.8%. Marketplace performance improved in response to our continued investment in our core brands. We are investing to strengthen our position in the chocolate and confectionery markets in which we compete and build on our marketplace results.

The net sales increase was driven by favorable price realization, improved U.S. marketplace performance for our products, and sales gains from our international businesses, offset somewhat by reduced sales volume in the United States. Incremental sales from the full-year results of Godrej Hershey Ltd. also contributed to the net sales increase, as results for 2007 only included the seven months subsequent to the acquisition of the business. Net income and earnings per share-diluted increased substantially compared with 2007 due to lower costs resulting from our business realignment initiatives.

Non-GAAP Financial Measures—Items Affecting Comparability

Our "Management's Discussion and Analysis of Financial Condition and Results of Operations" section includes certain measures of financial performance that are not defined by U.S. generally accepted accounting principles ("GAAP"). For each of these non-GAAP financial measures, we are providing below (1) the most directly comparable GAAP measure; (2) a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure; (3) an explanation of why our management believes these non-GAAP measures provide useful information to investors; and (4) additional purposes for which we use these non-GAAP measures.

We believe that the disclosure of these non-GAAP measures provides investors with a better comparison of our year-to-year operating results. We exclude the effects of certain items from Income before Interest and Income Taxes ("EBIT"), Net Income and Income per Share-Diluted-Common Stock ("EPS") when we evaluate key measures of our performance internally, and in assessing the impact of known trends and uncertainties on our business. We also believe that excluding the effects of these items provides a more balanced view of the underlying dynamics of our business.

Items affecting comparability include the impacts of charges or credits in 2008, 2007, 2006, 2005 and 2003 associated with our business realignment initiatives and a reduction of the income tax provision in 2004 resulting from adjustments to income tax contingency reserves.

For the years ended December 31,	2008			2007		
	EBIT	Net Income	EPS	EBIT	Net Income	EPS
In millions of dollars except per share amounts						
Results in accordance with GAAP	**$589.9**	**$311.4**	**$1.36**	$458.8	$214.2	$ .93
Items affecting comparability:						
Business realignment charges included in cost of sales	**77.8**	**53.4**	**.23**	123.1	80.9	.35
Business realignment charges included in selling, marketing and administrative ("SM&A")	**8.1**	**4.9**	**.02**	12.6	7.8	.03
Business realignment and impairment charges, net	**94.8**	**60.8**	**.27**	276.9	178.9	.77
Non-GAAP results excluding items affecting comparability	**$770.6**	**$430.5**	**$1.88**	$871.4	$481.8	$2.08

For the years ended December 31,	2006			2005		
	EBIT	Net Income	EPS	EBIT	Net Income	EPS
In millions of dollars except per share amounts						
Results in accordance with GAAP	$ 992.6	$559.1	$2.34	$853.6	$488.5	$1.97
Items affecting comparability:						
Business realignment (credits) charges included in cost of sales	(3.2)	(2.0)	(.01)	22.5	13.4	.05
Business realignment charges included in SM&A	.3	.2	—	—	—	—
Business realignment and impairment charges, net	14.5	9.3	.04	96.5	60.7	.25
Non-GAAP results excluding items affecting comparability	$1,004.2	$566.6	$2.37	$972.6	$562.6	$2.27

For the years ended December 31,	2004			2003		
	EBIT	Net Income	EPS	EBIT	Net Income	EPS
In millions of dollars except per share amounts						
Results in accordance with GAAP	$876.6	$574.6	$2.24	$767.4	$439.2	$1.66
Items affecting comparability:						
Business realignment charges included in cost of sales	—	—	—	2.1	1.3	—
Business realignment and impairment charges, net	—	—	—	23.4	14.2	.05
Gain on sale of business	—	—	—	(8.3)	(5.7)	(.02)
Tax provision adjustment	—	(61.1)	(.24)	—	—	—
Cumulative effect of accounting change	—	—	—	—	7.4	.03
Non-GAAP results excluding items affecting comparability	$876.6	$513.5	$2.00	$784.6	$456.4	$1.72

Key Annual Performance Measures	Actual Results Excluding Items Affecting Comparability 2008	2007	2006
Increase in Net Sales	**3.8%**	0.1%	2.6%
(Decrease) increase in EBIT	**(11.6)%**	(13.2)%	3.2%
(Decline) improvement in EBIT Margin in basis points ("bps")	**(260)bps**	(270)bps	10 bps
(Decrease) increase in EPS	**(9.6)%**	(12.2)%	4.4%

SUMMARY OF OPERATING RESULTS

Analysis of Selected Items from Our Income Statement

For the years ended December 31, In millions of dollars except per share amounts	2008	2007	2006	Percent Change Increase (Decrease) 2008-2007	2007-2006
Net Sales	**$5,132.8**	$4,946.7	$4,944.2	3.8%	0.1%
Cost of Sales	**3,375.1**	3,315.1	3,076.7	1.8	7.7
Gross Profit	**1,757.7**	1,631.6	1,867.5	7.7	(12.6)
Gross Margin	***34.2%***	*33.0%*	*37.8%*		
SM&A Expense	**1,073.0**	895.9	860.3	19.8	4.1
SM&A Expense as a percent of sales	***20.9%***	*18.1%*	*17.4%*		
Business Realignment and Impairment Charges, Net	**94.8**	276.9	14.6	(65.8)	N/A
EBIT	**589.9**	458.8	992.6	28.6	(53.8)
EBIT Margin	***11.5%***	*9.3%*	*20.1%*		
Interest Expense, Net	**97.9**	118.6	116.1	(17.5)	2.2
Provision for Income Taxes	**180.6**	126.0	317.4	43.2	(60.3)
Effective Income Tax Rate	***36.7%***	*37.1%*	*36.2%*		
Net Income	**$ 311.4**	$ 214.2	$ 559.1	45.4	(61.7)
Net Income Per Share—Diluted	**$ 1.36**	$ .93	$ 2.34	46.2	(60.3)

Net Sales

2008 compared with 2007

The increase in net sales was attributable to favorable price realization from list price increases, substantially offset by sales volume decreases primarily in the United States. Increased sales in the United States were primarily attributable to our core brands, particularly *Hershey's* and *Reese's,* and incremental sales of new products, primarily *Hershey's Bliss*. Sales volume increases from our international businesses, particularly in India, China and the Philippines, also contributed to the sales increase, although were offset somewhat by the impact of unfavorable foreign currency exchange rates. Net sales for our Godrej Hershey Ltd. business increased $37.2 million, or 0.8%, in 2008 reflecting incremental sales for the full-year compared with results for 2007 which included only the seven months subsequent to the acquisition of the business.

2007 compared with 2006

Net sales for 2007 were essentially even with 2006. Sales increased for our international businesses, primarily exports to Asia and Latin America, as well as sales in Canada and Mexico. The acquisition of Godrej Hershey Ltd. increased net sales by $46.5 million, or 0.9%, in 2007. Favorable foreign currency exchange rates also had a positive impact on sales. These increases were substantially offset by lower sales volume for existing products in the U.S., reflecting increased competitive activity and reduced retail velocity. Decreased price realization from higher rates of promotional spending and higher allowances for slow-moving products at retail more than offset increases in list prices contributing to the sales decline in the U.S.

Key U.S. Marketplace Metrics

For the 52 weeks ended December 31,	2008	2007	2006
Consumer Takeaway Increase	**3.3%**	1.3%	4.0%
Market Share Decrease	**(0.2)**	(1.3)	(0.2)

Consumer takeaway is provided for channels of distribution accounting for approximately 80% of our U.S. confectionery retail business. These channels of distribution include food, drug, mass merchandisers, including Wal-Mart Stores, Inc., and convenience stores. The change in market share is provided for channels measured by syndicated data which include sales in the food, drug, convenience store and mass merchandiser classes of trade, excluding sales of Wal-Mart Stores, Inc.

Cost of Sales and Gross Margin

2008 compared with 2007

The cost of sales increase compared with 2007 was primarily associated with higher input and energy costs, and the full-year cost of sales for Godrej Hershey Ltd. which in 2007 included cost of sales for only the seven months subsequent to the acquisition of the business. These cost increases were offset partially by favorable supply chain productivity. Lower business realignment charges included in cost of sales in 2008 compared with 2007 also partially offset the cost of sales increases. Business realignment charges of $77.8 million were included in cost of sales in 2008, compared with $123.1 million in the prior year.

Gross margin increased primarily as a result of lower business realignment charges recorded in 2008 compared with 2007. Favorable price realization and improved supply chain productivity also contributed to the increase, but were offset substantially by higher input and energy costs.

2007 compared with 2006

Business realignment charges of $123.1 million were included in cost of sales in 2007, compared with a credit of $3.2 million included in cost of sales in 2006. The remainder of the cost of sales increase was primarily associated with significantly higher input costs, particularly for dairy products and certain other raw materials, and the Godrej Hershey Ltd. business acquired in May 2007, offset somewhat by favorable supply chain productivity.

The gross margin decline was primarily attributable to the impact of business realignment initiatives recorded in 2007 compared with 2006, resulting in a reduction of 2.6 percentage points. The rest of the decline reflected substantially higher costs for raw materials, offset somewhat by improved supply chain productivity. Also contributing to the decrease was lower net price realization due to higher promotional costs.

Selling, Marketing and Administrative

2008 compared with 2007

Selling, marketing and administrative expenses increased primarily as a result of higher costs associated with employee-related expenses, including higher incentive compensation expense, increased levels of retail coverage primarily in the United States and expansion of our international businesses. Higher advertising, marketing research and merchandising expenses also contributed to the increase. Expenses of $8.1 million related to our 2007 business realignment initiatives were included in selling, marketing and administrative expenses in 2008 compared with $12.6 million in 2007.

2007 compared with 2006

Selling, marketing and administrative expenses increased primarily as a result of higher administrative and advertising expenses, partially offset by lower consumer promotional expenses. Project implementation costs related to our 2007 business realignment initiatives contributed $12.6 million to the increase. Higher administrative costs were principally associated with employee-related expenses from the expansion of our international businesses, including the impact of the acquisition of Godrej Hershey Ltd.

Business Realignment Initiatives and Impairment Charges

In February 2007, we announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program") and, in December 2007, we recorded impairment and business realignment charges associated with our business in Brazil (together, "the 2007 business realignment initiatives").

When completed, the global supply chain transformation program will greatly enhance our manufacturing, sourcing and customer service capabilities, reduce inventories resulting in improvements in working capital and generate significant resources to invest in our growth initiatives. These initiatives include accelerated marketplace momentum within our core U.S. business, creation of innovative new product platforms to meet customer needs and disciplined global expansion. Under the program, which will be implemented in stages over three years, we will significantly increase manufacturing capacity utilization by reducing the number of production lines by more than one-third, outsource production of low value-added items and construct a flexible, cost-effective production facility in Monterrey, Mexico to meet current and emerging marketplace needs. The program will result in a total net reduction of 1,500 positions across our supply chain over the three-year implementation period.

The original estimated pre-tax cost of the program announced in February 2007 was from $525 million to $575 million over three years. The total included from $475 million to $525 million in business realignment costs and approximately $50 million in project implementation costs. Total costs of $130.0 million were recorded in 2008 and $400.0 million were recorded in 2007 for this program. Excluding possible pension settlement charges in 2009 and 2010, we now expect total charges for the global supply chain transformation program to be at the upper end of the $575 million to $600 million range, reflecting our latest estimates for the cost of the original program and an expansion in scope of the program approved in December 2008. The expansion in the scope of the program will include approximately $25.0 million associated with the closure of two subscale manufacturing facilities of Artisan Confections Company, a wholly-owned subsidiary, and consolidation of the associated production into existing U.S. facilities, along with costs associated with the rationalization of other select portfolio items. The affected facilities are located in Berkeley and San Francisco, California. These additional business realignment charges will be recorded in 2009 and include severance for approximately 150 impacted employees. For more information, see Outlook for Global Supply Chain Transformation Program on page 49.

In 2001, we acquired a small business in Brazil, Hershey do Brasil, that through 2007 had not gained profitable scale or adequate market distribution. In an effort to improve the performance of this business, in January 2008 Hershey do Brasil entered into a cooperative agreement with Pandurata Alimentos LTDA ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance the financial performance of our business in Brazil. Business realignment and impairment charges of $4.9 million were recorded in 2008 and $12.6 million were recorded in 2007.

In July 2005, we announced initiatives intended to advance our value-enhancing strategy (the "2005 business realignment initiatives"). The 2005 business realignment initiatives consisted primarily of U.S. and Canadian Voluntary Workforce Reduction Programs and the closure of the Las Piedras, Puerto Rico plant. Charges (credits) for the 2005 business realignment initiatives were recorded during 2005 and 2006 and the 2005 business realignment initiatives were completed by December 31, 2006.

Charges (credits) associated with business realignment initiatives and impairment recorded during 2008, 2007 and 2006 were as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Cost of sales			
2007 business realignment initiatives:			
Global supply chain transformation program	**$ 77,767**	$123,090	$ —
2005 business realignment initiatives	**—**	—	(1,599)
Previous business realignment initiatives	**—**	—	(1,600)
Total cost of sales	**77,767**	123,090	(3,199)
Selling, marketing and administrative			
2007 business realignment initiatives:			
Global supply chain transformation program	**8,102**	12,623	—
2005 business realignment initiatives	**—**	—	266
Total selling, marketing and administrative	**8,102**	12,623	266
Business realignment and impairment charges, net			
2008 impairment of trademarks	**45,739**	—	—
2007 business realignment initiatives:			
Global supply chain transformation program:			
Net (gain on sale)/impairment of fixed assets	**(4,882)**	47,938	—
Plant closure expense	**23,415**	13,506	—
Employee separation costs	**11,469**	176,463	—
Pension settlement loss	**12,501**	12,075	—
Contract termination costs	**1,637**	14,316	—
Brazilian business realignment:			
Goodwill impairment	**—**	12,260	—
Employee separation costs	**1,581**	310	—
Fixed asset impairment charges	**754**	—	—
Contract termination and other exit costs	**2,587**	—	—
2005 business realignment initiatives:			
U.S. voluntary workforce reduction program	**—**	—	9,972
U.S. facility rationalization	**—**	—	1,567
Streamline international operations (primarily Canada)	**—**	—	2,524
Previous business realignment initiatives	**—**	—	513
Total business realignment and impairment charges, net	**94,801**	276,868	14,576
Total net charges associated with business realignment initiatives and impairment	**$180,670**	$412,581	$11,643

Global Supply Chain Transformation Program

The 2008 charge of $77.8 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and start-up costs associated with the global supply chain transformation program. The $8.1 million recorded in selling, marketing and administrative expenses related primarily to project administration for the global supply chain transformation program. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. The $4.9 million of gains on sale of fixed assets resulted from the receipt of proceeds in excess of the carrying value primarily from the sale of a warehousing and distribution facility. The $23.4 million of plant closure expenses for 2008 related primarily to the preparation of plants for sale and production line removal costs.

Certain real estate with a carrying value of $15.8 million was being held for sale as of December 31, 2008. The global supply chain transformation program employee separation costs were related to involuntary terminations at the North American manufacturing facilities which are being closed. The global supply chain transformation program had identified six manufacturing facilities which would be closed. As of December 31, 2008, the facilities located in Dartmouth, Nova Scotia; Montreal, Quebec; and Oakdale, California have been closed and sold. The facilities located in Naugatuck, Connecticut and Smiths Falls, Ontario have been closed and are being held for sale. The facility in Reading, Pennsylvania is being held and used pending closure, following which it will be offered for sale.

The 2007 charge of $123.1 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and costs related to inventory reductions. The $12.6 million recorded in selling, marketing and administrative expenses related primarily to project management and administration. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value of $40.2 million was being held for sale as of December 31, 2007. Employee separation costs included $79.0 million primarily for involuntary terminations at the six North American manufacturing facilities which are being closed. The employee separation costs also included $97.5 million for charges relating to pension and other post-retirement benefits curtailments and special termination benefits.

2008 Impairment of Trademarks

As a result of our annual impairment tests of intangible assets with useful lives determined to be indefinite, we recorded total impairment charges of $45.7 million in the fourth quarter of 2008. Certain trademarks, primarily the *Mauna Loa* brand, were determined to be impaired as a result of a decrease in the fair value of the brands resulting from reduced expectations for future sales and cash flows compared with the valuations of these trademarks at the acquisition dates. For more information, refer to pages 46 and 47.

Brazilian Business Realignment

The 2008 Brazilian business realignment charges and the 2007 employee separation costs were related to involuntary terminations and costs associated with office consolidation related to the cooperative agreement with Bauducco. During the fourth quarter of 2007, we completed our annual impairment evaluation of goodwill and other intangible assets. As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge.

2005 Business Realignment Initiatives

The 2006 charges (credits) recorded in cost of sales relating to the 2005 business realignment initiatives included a credit of $1.6 million resulting from higher than expected proceeds from the sale of equipment from the Las Piedras plant. The charge recorded in selling, marketing and administrative expenses in 2006 resulted from accelerated depreciation relating to the termination of an office building lease. The net business realignment charges included $7.3 million for involuntary terminations in 2006.

The 2006 charges (credits) relating to previous business realignment initiatives which began in 2003 and 2001 resulted from the finalization of the sale of certain properties, adjustments to liabilities which had previously been recorded, and the impact of the settlement of litigation in connection with the 2003 business realignment initiatives.

Liabilities Associated with Business Realignment Initiatives

The liability balance as of December 31, 2008 relating to the 2007 business realignment initiatives was $31.0 million for employee separation costs to be paid primarily in 2009. The liability balance as of

December 31, 2007 was $68.4 million, primarily related to employee separation costs. Charges for employee separation and contract termination costs of $12.9 million were recorded in 2008. During 2008 and 2007, we made payments against the liabilities recorded for the 2007 business realignment initiatives of $46.9 million and $13.2 million, respectively, principally related to employee separation and project administration. The liability balance as of December 31, 2008 was reduced by $3.4 million as a result of foreign currency translation adjustments.

Income Before Interest and Income Taxes and EBIT Margin

2008 compared with 2007

EBIT increased in 2008 compared with 2007 as a result of lower net business realignment charges. Net pre-tax business realignment charges of $180.7 million were recorded in 2008 compared with $412.6 million in 2007. The increase in EBIT resulting from lower business realignment charges and an increase in gross profit was substantially offset by higher selling, marketing and administrative expenses.

EBIT margin increased from 9.3% in 2007 to 11.5% in 2008. Net business realignment and impairment charges reduced EBIT margin by 3.5 percentage points in 2008 and 8.3 percentage points in 2007, resulting in an improvement in EBIT margin of 4.8 percentage points from 2007 to 2008. This impact was substantially offset by higher selling, marketing and administrative expense as a percentage of sales.

2007 compared with 2006

EBIT decreased in 2007 compared with 2006, principally as a result of higher net business realignment and impairment charges recorded in 2007. Net pre-tax business realignment and impairment charges of $412.6 million were recorded in 2007 compared with $11.6 million recorded in 2006, an increase of $400.9 million. The remainder of the decrease in EBIT was attributable to lower gross profit resulting primarily from higher input costs and higher selling, marketing and administrative expenses.

EBIT margin declined from 20.1% in 2006 to 9.3% in 2007. Net business realignment and impairment charges reduced EBIT margin by 8.3 percentage points in 2007. Net business realignment charges reduced EBIT margin by 0.2 percentage points in 2006. The remainder of the decrease primarily resulted from the lower gross margin, in addition to higher selling, marketing and administrative expense as a percentage of sales.

Interest Expense, Net

2008 compared with 2007

Net interest expense was lower in 2008 than in 2007 primarily due to lower interest rates and reduced borrowings as compared to the prior year.

2007 compared with 2006

Net interest expense was higher in 2007 than in 2006 primarily reflecting increased borrowings partially offset by lower interest rates.

Income Taxes and Effective Tax Rate

2008 compared with 2007

Our effective income tax rate was 36.7% in 2008, and was increased by 0.7 percentage points as a result of the effective tax rate associated with business realignment charges recorded during the year.

2007 compared with 2006

Our effective income tax rate was 37.1% for 2007 and 36.2% for 2006. The impact of tax rates associated with business realignment and impairment charges increased the effective income tax rate for 2007 by 1.1 percentage points.

Net Income and Net Income Per Share

2008 compared with 2007

As a result of net charges associated with our business realignment initiatives, net income in 2008 was reduced by $119.1 million or $0.52 per share-diluted. After considering the impact of business realignment charges in each period, earnings per share-diluted in 2008 decreased $0.20 as compared with 2007.

2007 compared with 2006

Net income in 2007 was reduced by $267.7 million, or $1.15 per share-diluted, and in 2006 was reduced by $7.6 million, or $0.03 per share-diluted, as a result of net business realignment and impairment charges. Excluding the impact of these charges, earnings per share-diluted in 2007 decreased by $0.29 as compared with 2006 as a result of lower EBIT, offset somewhat by reduced interest expense and the impact of lower weighted-average shares outstanding in 2007.

FINANCIAL CONDITION

Our financial condition remained strong during 2008. Solid cash flow from operations and our liquidity, leverage and capital structure contributed to our continued investment grade credit rating by recognized rating agencies. The financial market turmoil and credit crisis, to date, have not had a material affect on our business operations or liquidity.

Acquisitions and Divestitures

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Bauducco. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance performance of our business in Brazil. In the first quarter of 2008, we received approximately $2.0 million in cash and recorded an other intangible asset of $13.7 million associated with the cooperative agreement with Bauducco in exchange for our conveying to Bauducco a 49% interest in Hershey do Brasil. We will maintain a 51% controlling interest in Hershey do Brasil.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million during 2007 and own a 51% controlling interest in Godrej Hershey Ltd. Total liabilities assumed were $51.6 million. Effective in May 2007, this business acquisition was included in our consolidated results, including the related minority interest.

Also in May 2007, our Company and Lotte Confectionery Co., LTD., entered into a manufacturing agreement in China that will produce Hershey products and certain Lotte products for the markets in Asia, particularly in China. We invested $39.0 million in 2007 and own a 44% interest. We are accounting for this investment using the equity method.

In October 2006, our wholly-owned subsidiary, Artisan Confections Company, purchased the assets of Dagoba Organic Chocolates, LLC based in Ashland, Oregon, for $17.0 million. Dagoba is known for its high-quality organic chocolate bars, drinking chocolates and baking products that are primarily sold in natural food and gourmet stores across the United States.

Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

Assets

A summary of our assets is as follows:

December 31, In thousands of dollars	2008	2007
Current assets	**$1,344,945**	$1,426,574
Property, plant and equipment, net	**1,458,949**	1,539,715
Goodwill and other intangibles	**665,449**	740,575
Deferred income taxes	**13,815**	—
Other assets	**151,561**	540,249
Total assets	**$3,634,719**	$4,247,113

- The change in current assets from 2007 to 2008 was primarily due to the following:
  - Lower cash and cash equivalents in 2008 primarily as a result of decisions to reduce short-term borrowings;
  - A decrease in accounts receivable primarily resulting from the timing of sales and cash collections in November and December 2008 as compared with November and December 2007, along with a decrease in extended dated receivables associated with sales of seasonal items and new products;
  - An increase in prepaid expenses and other current assets primarily reflecting assets associated with certain commodity and treasury hedging transactions.
- Property, plant and equipment was lower in 2008 primarily due to depreciation expense of $227.2 million and asset retirements. Accelerated depreciation of fixed assets at facilities which are being closed as well as certain asset retirements resulted primarily from the global supply chain transformation program.
- Goodwill and other intangibles decreased as a result of total impairment charges of $45.7 million associated with certain trademarks and the effect of currency translation adjustments, offset partially by the $13.7 million intangible asset associated with the cooperative agreement with Bauducco.
- The decrease in other assets was primarily associated with the change in the funded status of our pension plans in 2008, resulting from a significant reduction in the fair value of pension plan assets.

Liabilities

A summary of our liabilities is as follows:

December 31, In thousands of dollars	2008	2007
Current liabilities	**$1,270,212**	$1,618,770
Long-term debt	**1,505,954**	1,279,965
Other long-term liabilities	**504,963**	544,016
Deferred income taxes	**3,646**	180,842
Total liabilities	**$3,284,775**	$3,623,593

- Changes in current liabilities from 2007 to 2008 were primarily the result of the following:
  - Higher accounts payable reflecting the effect of working capital improvement initiatives and higher costs of goods and services;
  - Lower accrued liabilities primarily associated with the 2007 business realignment initiatives and certain executive retirement benefit payments in 2008, partially offset by higher expected incentive compensation payments in 2009;
  - A decrease in short-term debt reflecting repayments of commercial paper borrowings using the proceeds of the $250 million of Notes issued in March 2008 as well as cash provided from operations.
- The increase in long-term debt in 2008 primarily resulted from the issuance of $250 million of Notes in March 2008, discussed further in the Liquidity and Capital Resources section.
- The decrease in other long-term liabilities primarily reflects the impact of favorable claims experience and a higher discount rate used in determining the liability for our post-retirement benefit plans.
- The decrease in deferred income tax liabilities was principally associated with the change in the funded status of our pension plans in 2008 and the tax effect of impairment charges related to certain trademarks.

Capital Structure

We have two classes of stock outstanding, Common Stock and Class B Stock. Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. Holders of the Common Stock have one vote per share. Holders of the Class B Stock have ten votes per share. Holders of the Common Stock, voting separately as a class, are entitled to elect one-sixth of our Board of Directors. With respect to dividend rights, holders of the Common Stock are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Hershey Trust Company, as trustee for the benefit of Milton Hershey School (the "Milton Hershey School Trust" or the "Trust") maintains voting control over The Hershey Company. Historically, the Milton Hershey School Trust had not taken an active role in setting our policy, nor had it exercised influence with regard to the ongoing business decisions of our Board of Directors or management. However, in October 2007, the Chairman of the Board of the Milton Hershey School Trust issued a statement indicating that the Trust continues to be guided by two key principles: first, that, in its role as controlling stockholder of the Company, it intends to retain its controlling interest in The Hershey Company and, second, that the long-term prosperity of the Company requires the Board of Directors of the Company and its management to build on its strong U.S. position by aggressively pursuing strategies for domestic and international growth. He further stated that the Milton Hershey School Trust had communicated to the Company's Board that the Trust was not satisfied with the Company's results and that, as a result, the Trust was "actively engaged in an ongoing process, the goal of which has been to ensure vigorous Company Board focus on resolving the Company's current business challenges and on implementing new growth strategies." In that release, the Trust board chairman reiterated the Trust's longstanding position that the Company Board, and not the Trust board, "is solely responsible and accountable for the Company's management and performance."

On November 11, 2007 we announced that all of the members of our Board of Directors had resigned except for Richard H. Lenny, who was at that time our Chairman of the Board and Chief Executive Officer, David J. West, who was at that time President of the Company and currently serves as our President and Chief Executive Officer, and Robert F. Cavanaugh, who is also a member of the board of directors of Hershey Trust Company and board of managers (governing body) of Milton Hershey School. In addition, we announced that the Milton Hershey School Trust through stockholder action effected by written consent had amended the By-laws of the Company to allow the Company's stockholders to fix the number of directors to serve on our Board of Directors and from time to time to increase or decrease such number of directors, expanded the size of our Board of Directors from 11 directors to 13 directors, and appointed eight new directors, including two who are also members of the board of directors of Hershey Trust Company and board of managers of Milton Hershey School.

The Milton Hershey School Trust decided to explore a sale of The Hershey Company in June 2002, but subsequently decided to terminate the sale process in September 2002. After terminating the sale process, the Trustee of the Milton Hershey School Trust advised the Pennsylvania Office of Attorney General in September 2002 that it would not agree to any sale of its controlling interest in The Hershey Company without approval of the court having jurisdiction over the Milton Hershey School Trust following advance notice to the Office of Attorney General. Subsequently, Pennsylvania enacted legislation that requires that the Office of Attorney General be provided advance notice of any transaction that would result in the Milton Hershey School Trust no longer having voting control of the Company. The law provides specific statutory authority for the Attorney General to intercede and petition the Court having jurisdiction over the Milton Hershey School Trust to stop such a transaction if the Attorney General can prove that the transaction is unnecessary for the future economic viability of the Company and is inconsistent with investment and management considerations under fiduciary obligations. This legislation could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock and thereby delay or prevent a change in control of the Company.

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement ("Rights Agreement"). The Milton Hershey School Trust supported the Rights Agreement. This action was not in response to any specific effort to acquire control of The Hershey Company. Under the Rights Agreement, our Board of Directors declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, will not affect reported earnings per share, is not taxable and will not change the manner in which our Common Stock is traded. We discuss the Rights Agreement in more detail in Note 15 to the Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Our principal source of liquidity is operating cash flows. Our net income and, consequently, our cash provided from operations are impacted by: sales volume, seasonal sales patterns, timing of new product introductions, profit margins and price changes. Sales are typically higher during the third and fourth quarters of the year due to seasonal and holiday-related sales patterns. Generally, working capital needs peak during the summer months. We meet these needs primarily by issuing commercial paper.

Global capital and credit markets, including the commercial paper markets, have recently experienced increased volatility and disruption. Despite this volatility and disruption, we have continued to have full access to the tier 1 commercial paper market. We believe that our operating cash flow, together with our unsecured committed revolving credit facility, lines of credit and other available debt financing, will be adequate to meet current operating, investing and financing needs, although there can be no assurance that continued or increased volatility and disruption in the global capital and credit markets will not impair our ability to access these markets on commercially acceptable terms.

Cash Flows from Operating Activities

Our cash flows provided from (used by) operating activities were as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Net income	**$ 311,405**	$ 214,154	$559,061
Depreciation and amortization	**249,491**	310,925	199,911
Stock-based compensation and excess tax benefits	**22,196**	9,526	16,323
Deferred income taxes	**(17,125)**	(124,276)	4,173
Business realignment and impairment charges, net of tax	**119,117**	267,653	7,573
Contributions to pension plans	**(32,759)**	(15,836)	(23,570)
Working capital	**65,791**	148,019	(40,553)
Changes in other assets and liabilities	**(198,555)**	(31,329)	275
Net cash provided from operating activities	**$ 519,561**	$ 778,836	$723,193

- Over the past three years, total cash provided from operating activities was approximately $2.0 billion.
- Depreciation and amortization expenses decreased in 2008 principally as the result of lower accelerated depreciation charges related to the 2007 business realignment initiatives compared with accelerated depreciation charges recorded in 2007. Accelerated depreciation recorded in 2008 was approximately $60.6 million compared with approximately $108.6 million recorded in 2007. Depreciation and amortization expenses represent non-cash items that impacted net income and are reflected in the consolidated statements of cash flows to reconcile cash flows from operating activities.
- Cash used by deferred income taxes in 2008 and 2007 versus cash provided by deferred income taxes in 2006, primarily reflected the deferred tax benefit related to the 2007 business realignment and impairment charges recorded during 2008 and 2007.

- We contributed $72.2 million to our pension plans over the past three years to improve the plans' funded status and to pay benefits under the non-funded plans. As of December 31, 2008, our pension benefit obligations exceeded the fair value of our pension plan assets by $40.8 million.
- Over the three-year period, cash provided from or used by working capital tended to fluctuate due to the timing of sales and cash collections during November and December of each year and working capital management practices, including initiatives implemented during 2007 and 2008 to reduce working capital.
- During the three-year period, cash used by or provided from changes in other assets and liabilities primarily reflected the impact of business realignment initiatives and the related tax effects, as well as the effect of hedging transactions.
- The decrease in income taxes paid in 2008 compared with 2007 primarily reflected the impact of lower taxable income for 2008.

Cash Flows from Investing Activities

Our cash flows provided from (used by) investing activities were as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Capital additions	**$(262,643)**	$(189,698)	$(183,496)
Capitalized software additions	**(20,336)**	(14,194)	(15,016)
Proceeds from sales of property, plant and equipment	**82,815**	—	—
Business acquisitions	—	(100,461)	(17,000)
Proceeds from divestitures	**1,960**	—	—
Net cash used by investing activities	**$(198,204)**	$(304,353)	$(215,512)

- Capital additions associated with our global supply chain transformation program were approximately $162.6 million. Other capital additions were primarily related to modernization of existing facilities and purchases of manufacturing equipment for new products.
- Capitalized software additions were primarily for ongoing enhancement of our information systems.
- In 2008, we received $82.8 million in proceeds from the sale of manufacturing and distribution facilities under the global supply chain transformation program.
- We anticipate total capital expenditures of approximately $175 million to $185 million in 2009 of which approximately $40 million to $50 million is associated with our global supply chain transformation program.
- In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Bauducco. We received approximately $2.0 million in cash associated with the cooperative agreement in exchange for a 49% interest in Hershey do Brasil.
- In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd. to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million in this business during 2007.
- In May 2007, our Company and Lotte Confectionery Co. LTD. entered into a manufacturing agreement to produce Hershey products and certain Lotte products for markets in Asia, particularly in China. We invested $39.0 million in this business during 2007.
- In October 2006, our wholly-owned subsidiary, Artisan Confections Company, acquired the assets of Dagoba Organic Chocolates, LLC for $17.0 million.

Cash Flows from Financing Activities

Our cash flows provided from (used by) financing activities were as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Net change in short-term borrowings	**$(371,393)**	$ 195,055	$(163,826)
Long-term borrowings	**247,845**	—	496,728
Repayment of long-term debt	**(4,977)**	(188,891)	(234)
Cash dividends paid	**(262,949)**	(252,263)	(235,129)
Exercise of stock options	**38,383**	59,958	46,386
Repurchase of Common Stock	**(60,361)**	(256,285)	(621,648)
Net cash used by financing activities	**$(413,452)**	$(442,426)	$(477,723)

- We use short-term borrowings (commercial paper and bank borrowings) to fund seasonal working capital requirements and ongoing business needs. Additional information on short-term borrowings is included under Borrowing Arrangements below.
- In March 2008, we issued $250 million of 5.0% Notes due in 2013. The Notes were issued under a shelf registration statement on Form S-3 filed in May 2006 described under Registration Statements below.
- In March 2007, we repaid $150.0 million of 6.95% Notes due in 2007.
- In August 2006, we issued $250 million of 5.3% Notes due in 2011 and $250 million of 5.45% Notes due in 2016 under the shelf registration statement on Form S-3 filed in May 2006.
- We paid cash dividends of $197.8 million on our Common Stock and $65.1 million on our Class B Stock in 2008.
- Cash used for the repurchase of Common Stock was partially offset by cash received from the exercise of stock options.

Repurchases and Issuances of Common Stock

For the years ended December 31,	2008		2007		2006	
In thousands	Shares	Dollars	Shares	Dollars	Shares	Dollars
Shares repurchased under pre-approved share repurchase programs:						
Open market repurchases	—	$ —	2,916	$149,983	9,912	$524,387
Milton Hershey School Trust repurchases	—	—	—	—	689	38,482
Shares repurchased to replace Treasury Stock issued for stock options and employee benefits	**1,610**	**60,361**	2,046	106,302	1,096	58,779
Total share repurchases	**1,610**	**60,361**	4,962	256,285	11,697	621,648
Shares issued for stock options and employee benefits	**(1,595)**	**(51,992)**	(1,748)	(56,670)	(1,437)	(44,564)
Net change	**15**	**$ 8,369**	3,214	$199,615	10,260	$577,084

- We intend to continue to repurchase shares of Common Stock in order to replace Treasury Stock shares issued for exercised stock options. The value of shares purchased in a given period will vary based on stock options exercised over time and market conditions.
- During 2006, we completed share repurchase programs of $250 million approved in April 2005 and $500 million approved in December 2005. In December 2006, our Board of Directors approved an additional $250 million share repurchase program. As of December 31, 2008, $100.0 million remained available for repurchases of Common Stock under this program.

Cumulative Share Repurchases and Issuances

A summary of cumulative share repurchases and issuances is as follows:

	Shares	Dollars
	In thousands	
Shares repurchased under authorized programs:		
Open market repurchases	57,436	$1,984,431
Repurchases from the Milton Hershey School Trust	11,918	245,550
Shares retired	(1,056)	(12,820)
Total repurchases under authorized programs	68,298	2,217,161
Privately negotiated purchases from the Milton Hershey School Trust	67,282	1,501,373
Shares reissued for stock option obligations, supplemental retirement contributions, and employee stock ownership trust obligations	(29,090)	(762,543)
Shares repurchased to replace reissued shares	26,377	1,053,940
Total held as Treasury Stock as of December 31, 2008	132,867	$4,009,931

Borrowing Arrangements

We maintain debt levels we consider prudent based on our cash flow, interest coverage ratio and percentage of debt to capital. We use debt financing to lower our overall cost of capital which increases our return on stockholders' equity.

- In December 2006, we entered into a five-year agreement establishing an unsecured committed revolving credit facility to borrow up to $1.1 billion, with an option to increase borrowings to $1.5 billion with the consent of the lenders. During the fourth quarter of 2007, the lenders approved an extension of this agreement by one year in accordance with our option under the agreement. The five-year agreement will now expire in December 2012. As of December 31, 2008, $1.1 billion was available to borrow under the agreement. The unsecured revolving credit agreement contains certain financial and other covenants, customary representations, warranties, and events of default. As of December 31, 2008, we complied with all of these covenants. We may use these funds for general corporate purposes, including commercial paper backstop and business acquisitions.

- In August 2007, we entered into an unsecured revolving short-term credit agreement to borrow up to an additional $300 million because we believed at the time that seasonal working capital needs, share repurchases and other business activities would cause our borrowings to exceed the $1.1 billion borrowing limit available under our five-year credit agreement. We used the funds borrowed under this new agreement for general corporate purposes, including commercial paper backstop. Although the new agreement was scheduled to expire in August 2008, we elected to terminate it in June 2008 because we determined that we no longer needed the additional borrowing capacity provided by the agreement.

- In March 2006, we entered into a short-term credit agreement establishing an unsecured revolving credit facility to borrow up to $400 million through September 2006. In September 2006, we entered into an agreement amending the short-term facility. The amended agreement reduced the credit limit from $400 million to $200 million and expired on December 1, 2006. We used the funds for general corporate purposes, including commercial paper backstop. We entered into this agreement because we expected borrowings to exceed the $900 million credit limit available under the revolving credit agreement in effect at that time.

- In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. As of December 31, 2008, we could borrow up to approximately $67.1 million in various currencies under the lines of credit and as of December 31, 2007, we could borrow up to $57.0 million.

Registration Statements

- In May 2006, we filed a shelf registration statement on Form S-3 that registered an indeterminate amount of debt securities. This registration statement was effective immediately upon filing under Securities and Exchange Commission regulations governing "well-known seasoned issuers" (the "WKSI Registration Statement").
- In August 2006, we issued $250 million of 5.3% Notes due September 1, 2011, and $250 million of 5.45% Notes due September 1, 2016. These Notes were issued under the WKSI Registration Statement.
- In March 2008, we issued $250 million of 5.0% Notes due April 1, 2013. The Notes were issued under the WKSI Registration Statement.
- Proceeds from the debt issuances and any other offerings under the WKSI Registration Statement may be used for general corporate requirements. These may include reducing existing borrowings, financing capital additions, funding contributions to our pension plans, future business acquisitions and working capital requirements.

OFF-BALANCE SHEET ARRANGEMENTS, CONTRACTUAL OBLIGATIONS AND CONTINGENT LIABILITIES AND COMMITMENTS

As of December 31, 2008, our contractual cash obligations by year were as follows:

	Payments Due by Year						
	In thousands of dollars						
Contractual Obligations	2009	2010	2011	2012	2013	Thereafter	Total
Unconditional Purchase Obligations	$1,103,400	$492,400	$122,100	$ 84,900	$ —	$ —	$1,802,800
Non-cancelable Operating Leases	14,857	11,188	8,911	7,960	4,269	13,919	61,104
Long-term Debt	18,384	2,990	253,298	151,799	250,000	847,867	1,524,338
Total Obligations	$1,136,641	$506,578	$384,309	$244,659	$254,269	$861,786	$3,388,242

In entering into contractual obligations, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. Our risk is limited to replacing the contracts at prevailing market rates. We do not expect any significant losses resulting from counterparty defaults.

Purchase Obligations

We enter into certain obligations for the purchase of raw materials. These obligations were primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year presented above, consists of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2008.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent we have entered into commodities futures contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. This applies to the extent that we have hedged the unpriced contracts as of December 31, 2008 and in future periods by entering into commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2008, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

Asset Retirement Obligations

Our Company has a number of facilities that contain varying amounts of asbestos in certain locations within the facilities. Our asbestos management program is compliant with current applicable regulations. Current regulations require that we handle or dispose of this type of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve or require the removal of asbestos.

As of December 31, 2008, certain real estate associated with the closure of facilities under the global supply chain transformation program is being held for sale. We are not aware of any significant obligations related to the environmental remediation of these facilities which has not been reflected in our current estimates.

Income Tax Obligations

We base our deferred income taxes, accrued income taxes and provision for income taxes upon income, statutory tax rates, the legal structure of our Company and interpretation of tax laws. We are regularly audited by Federal, state and foreign tax authorities. From time to time, these audits result in assessments of additional tax. We maintain reserves for such assessments. We adjust the reserves, from time to time, based upon changing facts and circumstances, such as receiving audit assessments or clearing of an item for which a reserve has been established. Assessments of additional tax require cash payments. We are not aware of any significant income tax assessments. The amount of tax obligations is not included in the table of contractual cash obligations by year on page 35 because we are unable to reasonably predict the ultimate amount or timing of settlement of our reserves for income taxes.

ACCOUNTING POLICIES AND MARKET RISKS ASSOCIATED WITH DERIVATIVE INSTRUMENTS

We use certain derivative instruments, from time to time, including interest rate swaps, foreign currency forward exchange contracts and options, and commodities futures and options contracts, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures, respectively. We enter into interest rate swap agreements and foreign exchange forward contracts and options for periods consistent with related underlying exposures. These derivative instruments do not constitute positions independent of those exposures. We enter into commodities futures and options contracts for varying periods. These futures and options contracts are intended to be, and are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs. We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. We do not expect any significant losses from counterparty defaults.

Accounting Under Statement of Financial Accounting Standards No. 133

We account for derivative instruments in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133"). SFAS No. 133 provides that we report the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument as a component of other comprehensive income. We reclassify the effective portion of the gain or loss on these derivative instruments into income in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument resulting from hedge ineffectiveness, if any, must be recognized currently in earnings.

Fair value hedges pertain to derivative instruments that qualify as a hedge of exposures to changes in the fair value of a firm commitment or assets and liabilities recognized on the balance sheet. For fair value hedges, we reflect the gain or loss on the derivative instrument in earnings in the period of change together with the offsetting loss or gain on the hedged item. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value.

As of December 31, 2008, we designated and accounted for all derivative instruments, including foreign exchange forward contracts and commodities futures contracts, as cash flow hedges. Additional information regarding accounting policies associated with derivative instruments is contained in Note 5 to the Consolidated Financial Statements, Derivative Instruments and Hedging Activities.

The information below summarizes our market risks associated with long-term debt and derivative instruments outstanding as of December 31, 2008. Note 1, Note 5 and Note 7 to the Consolidated Financial Statements provide additional information.

Long-Term Debt

The table below presents the principal cash flows and related interest rates by maturity date for long-term debt, including the current portion, as of December 31, 2008. We determined the fair value of long-term debt based upon quoted market prices for the same or similar debt issues.

	Maturity Date							
	2009	2010	2011	2012	2013	Thereafter	Total	Fair Value
In thousands of dollars except for rates								
Long-term Debt	$18,384	$2,990	$253,298	$151,799	$250,000	$847,867	$1,524,338	$1,594,973
Interest Rate	10.0%	8.5%	5.4%	7.0%	5.0%	6.2%	6.0%	

We calculated the interest rates on variable rate obligations using the rates in effect as of December 31, 2008.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In December 2005, we entered into forward swap agreements to hedge interest rate exposure related to $500 million of term financing to be executed during 2006. In February 2006, we terminated a forward swap agreement hedging the anticipated execution of $250 million of term financing because the transaction was no longer expected to occur by the originally specified time period or within an additional two-month period of time thereafter. We recorded a gain of $1.0 million in the first quarter of 2006 as a result of the discontinuance of this cash flow hedge. In August 2006, a forward swap agreement hedging the anticipated issuance of $250 million of 10-year notes matured resulting in cash receipts of $3.7 million. The $3.7 million gain on the swap will be amortized as a reduction to interest expense over the term of the $250 million of 5.45% Notes due September 1, 2016.

As of December 31, 2008 and 2007 we were not a party to any interest rate swap agreements.

Foreign Exchange Forward Contracts

We enter into foreign exchange forward contracts to hedge transactions denominated in foreign currencies. These transactions are primarily purchase commitments or forecasted purchases of equipment, raw materials and finished goods. We also may hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts are effective as hedges of identifiable, foreign currency commitments. We designate our foreign exchange forward contracts as cash flow hedging derivatives. The fair value of these contracts is classified as either an asset or liability on the Consolidated Balance Sheets. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings.

A summary of foreign exchange forward contracts and the corresponding amounts at contracted forward rates is as follows:

December 31,	2008		2007	
In millions of dollars	Contract Amount	Primary Currencies	Contract Amount	Primary Currencies
Foreign exchange forward contracts to purchase foreign currencies	**$0.8**	Euros Swiss francs Mexican pesos	$13.8	British pounds Australian dollars Euros
Foreign exchange forward contracts to sell foreign currencies	**$68.1**	Canadian dollars Australian dollars	$86.7	Canadian dollars Brazilian reais Mexican pesos

We define the fair value of foreign exchange forward contracts as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

A summary of the fair value and market risk associated with foreign exchange forward contracts is as follows:

December 31, In millions of dollars	2008	2007
Fair value of foreign exchange forward contracts, net—asset (liability)	**$10.3**	$(2.1)
Potential net loss in fair value of foreign exchange forward contracts of ten percent resulting from a hypothetical near-term adverse change in market rates	**$ 1.0**	$ .2

Our risk related to foreign exchange forward contracts is limited to the cost of replacing the contracts at prevailing market rates.

Commodities—Price Risk Management and Futures Contracts

Our most significant raw material requirements include cocoa products, sugar, dairy products, peanuts and almonds. The cost of cocoa products and prices for related futures contracts historically have been subject to wide fluctuations attributable to a variety of factors. These factors include:

- the effect of weather on crop yield;
- imbalances between supply and demand;
- currency exchange rates;
- political unrest in producing countries; and
- speculative influences.

We use futures and options contracts in combination with forward purchasing of cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products primarily to provide favorable pricing opportunities and flexibility in sourcing our raw material and energy requirements. We attempt to minimize the effect of future price fluctuations related to the purchase of raw materials by using forward purchasing to cover future manufacturing requirements generally for 3 to 24 months. However, the dairy futures markets are not as developed as many of the other commodities markets and, therefore, there are limited opportunities to hedge our costs by taking forward positions to extend coverage beyond three to six months. We use fuel oil futures contracts to minimize price fluctuations associated with our transportation costs. Our commodity procurement practices are intended to reduce the risk of future price increases and provide visibility to future costs, but also may potentially limit our ability to benefit from possible price decreases.

During 2008, cocoa prices traded in a range between $.86 and $1.50 per pound, based on the prices of IntercontinentalExchange futures contracts. Cocoa futures traded at prices which were near 30-year highs by mid-year primarily reflecting speculative commodity fund trading activity. During the fourth quarter of 2008, a reduction in anticipated demand associated with deteriorating economic conditions in addition to strengthening of the U.S. dollar in relation to other relevant foreign currencies resulted in the significant liquidation of cocoa futures positions by speculative commodity funds. This resulted in a substantial decrease in cocoa futures market prices near the end of the year.

During 2008, dairy prices have come down from unprecedented highs set in 2007, starting the year at nearly $.20 per pound and dropping to $.15 per pound on a class II fluid milk basis. Prices have weakened in response to strong production of milk and dairy products and slowing demand worldwide.

We account for commodities futures contracts in accordance with SFAS No. 133. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses. We report these cash transfers as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for the payment of future invoice prices of raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

Sensitivity Analysis

The following sensitivity analysis reflects our market risk to a hypothetical adverse market price movement of ten percent, based on our net commodity positions at four dates spaced equally throughout the year. Our net commodity positions consist of the amount of futures contracts we hold over or under the amount of futures contracts we need to price unpriced physical forward contracts for the same commodities. Inventories, priced forward contracts and estimated anticipated purchases not yet under contract were not included in the sensitivity analysis calculations. We define a loss, for purposes of determining market risk, as the potential decrease in fair value or the opportunity cost resulting from the hypothetical adverse price movement. The fair values of net commodity positions reflect quoted market prices or estimated future prices, including estimated carrying costs corresponding with the future delivery period.

For the years ended December 31,	2008		2007	
	Fair Value	Market Risk (Hypothetical 10% Change)	Fair Value	Market Risk (Hypothetical 10% Change)
In millions of dollars				
Highest long position	**$(357.1)**	**$35.7**	$(112.5)	$11.3
Lowest long position	**(574.1)**	**57.4**	(460.9)	46.1
Average position (long)	**(440.6)**	**44.1**	(317.0)	31.7

The decrease in fair values from 2007 to 2008 primarily reflected a decrease in net commodity positions, which more than offset the impact of higher prices in 2008. The negative positions primarily resulted as unpriced physical forward contract futures requirements exceeded the amount of commodities futures that we held at certain points in time during the years.

Sensitivity analysis disclosures represent forward-looking statements which are subject to certain risks and uncertainties that could cause our actual results to differ materially from those presently anticipated or projected. Factors that could affect the sensitivity analysis disclosures include:

- significant increases or decreases in market prices reflecting fluctuations attributable to the effect of weather on crop yield;
- imbalances between supply and demand;
- currency exchange rates;
- political unrest in producing countries;
- speculative influences; and
- changes in our hedging strategies.

USE OF ESTIMATES AND OTHER CRITICAL ACCOUNTING POLICIES

Our consolidated financial statements are prepared in accordance with GAAP. In various instances, GAAP requires management to make estimates, judgments and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We believe that our most critical accounting policies and estimates relate to the following:

- Accounts Receivable—Trade
- Accrued Liabilities
- Pension and Other Post-Retirement Benefits Plans
- Goodwill and Other Intangible Assets
- Commodities Futures Contracts

Management has discussed the development, selection and disclosure of critical accounting policies and estimates with the Audit Committee of our Board of Directors. While we base estimates and assumptions on our knowledge of current events and actions we may undertake in the future, actual results may ultimately differ from these estimates and assumptions. For a discussion of our significant accounting policies, refer to Note 1 of the Notes to Consolidated Financial Statements.

Accounts Receivable—Trade

In the normal course of business, we extend credit to customers that satisfy pre-defined credit criteria based upon the results of our recurring financial account reviews and our evaluation of the current and projected economic conditions. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers. McLane Company, Inc. accounted for approximately 27.3% of our total accounts receivable as of December 31, 2008. As of December 31, 2008, no other customer accounted for more than 10% of our total accounts receivable. We believe that we have little concentration of credit risk associated with the remainder of our customer base.

Accounts Receivable—Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts. An allowance for doubtful accounts is determined through analysis of the following:

- Aging of accounts receivable at the date of the financial statements;
- Assessments of collectibility based on historical trends; and
- Evaluation of the impact of current and projected economic conditions.

We monitor the collectibility of our accounts receivable on an ongoing basis by analyzing aged accounts receivable, assessing the credit worthiness of our customers and evaluating the impact of reasonably likely changes in economic conditions that may impact credit risks. Estimates with regard to the collectibility of accounts receivable are reasonably likely to change in the future.

Information on our Accounts Receivable—Trade, related expenses and assumptions is as follows:

For the three-year period **In millions of dollars, except percents**	**2006-2008**
Average expense for potential uncollectible accounts	$1.0
Average write-offs of uncollectible accounts	$1.1
Allowance for doubtful accounts as a percentage of gross accounts receivable	1% – 2%

- We recognize the provision for uncollectible accounts as selling, marketing and administrative expense in the Consolidated Statements of Income.
- If we made reasonably possible near-term changes in the most material assumptions regarding collectibility of accounts receivable, our annual provision could change within the following range:
  - A reduction in expense of approximately $4.5 million; and
  - An increase in expense of approximately $4.8 million.
- Changes in estimates for future uncollectible accounts receivable would not have a material impact on our liquidity or capital resources.

Accrued Liabilities

Accrued liabilities requiring the most difficult or subjective judgments include liabilities associated with marketing promotion programs and potentially unsaleable products.

Liabilities associated with marketing promotion programs

We recognize the costs of marketing promotion programs as a reduction to net sales along with a corresponding accrued liability based on estimates at the time of revenue recognition.

Information on our promotional costs and assumptions is as follows:

For the years ended December 31, **In millions of dollars**	**2008**	**2007**	**2006**
Promotional costs	**$766.6**	$702.1	$631.7

- We determine the amount of the accrued liability by:
  - Analysis of programs offered;
  - Historical trends;
  - Expectations regarding customer and consumer participation;
  - Sales and payment trends; and

- Experience with payment patterns associated with similar, previously offered programs.

- The estimated costs of these programs are reasonably likely to change in the future due to changes in trends with regard to customer and consumer participation, particularly for new programs and for programs related to the introduction of new products.
- Reasonably possible near-term changes in the most material assumptions regarding the cost of promotional programs could result in changes within the following range:
  - A reduction in costs of approximately $14.5 million
  - An increase in costs of approximately $6.0 million
- Changes in these assumptions would affect net sales and income before income taxes.
- Over the three-year period ended December 31, 2008, actual promotion costs have not deviated from the estimated amounts by more than 4%.
- Changes in estimates related to the cost of promotional programs would not have a material impact on our liquidity or capital resources.

Liabilities associated with potentially unsaleable products

- At the time of sale, we estimate a cost for the possibility that products will become aged or unsaleable in the future. The estimated cost is included as a reduction to net sales.
- A related accrued liability is determined using statistical analysis that incorporates historical sales trends, seasonal timing and sales patterns, and product movement at retail.
- Estimates for costs associated with unsaleable products may change as a result of inventory levels in the distribution channel, current economic trends, changes in consumer demand, the introduction of new products and changes in trends of seasonal sales in response to promotional programs.
- Over the three-year period ended December 31, 2008, costs associated with aged or unsaleable products have amounted to approximately 2% of gross sales.
- Reasonably possible near-term changes in the most material assumptions regarding the estimates of such costs would have increased or decreased net sales and income before income taxes in a range from $.9 million to $1.8 million.
- Over the three-year period ended December 31, 2008, actual costs have not deviated from our estimates by more than approximately 1%.
- Reasonably possible near-term changes in the estimates of costs associated with unsaleable products would not have a material impact on our liquidity or capital resources.

Pension and Other Post-Retirement Benefit Plans

Overview

We sponsor a number of defined benefit pension plans. The primary plans are The Hershey Company Retirement Plan and The Hershey Company Retirement Plan for Hourly Employees. These are cash balance plans that provide pension benefits for most domestic employees hired prior to January 1, 2007. We monitor legislative and regulatory developments regarding cash balance plans, as well as recent court cases, for any impact on our plans. We also sponsor two primary post-retirement benefit plans. The health care plan is contributory, with participants' contributions adjusted annually, and the life insurance plan is non-contributory.

We fund domestic pension liabilities in accordance with the limits imposed by the Employee Retirement Income Security Act of 1974 and Federal income tax laws. Beginning January 1, 2008, we complied with the funding requirements of the Pension Protection Act of 2006. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans. We broadly diversify our pension plan assets, consisting primarily of domestic and international common stocks and fixed income securities. Short-term and long-term liabilities associated with benefit plans are primarily determined based on actuarial calculations. These calculations consider payroll and employee data, including age and years of service, along with actuarial assumptions at the date of the financial statements. We take into consideration long-term projections with regard to economic conditions, including interest rates, return on assets and the rate of increase in compensation levels. With regard to liabilities associated with post-retirement benefit plans that provide health care and life insurance, we take into consideration the long-term annual rate of increase in the per capita cost of the covered benefits. In compliance with the provisions of Statement of Financial Accounting Standards No. 87, *Employers' Accounting for Pensions*, and Statement of Financial Accounting Standards No. 106, *Employers' Accounting for Postretirement Benefits Other Than Pensions*, we review the discount rate assumptions and may revise them annually. The expected long-term rate of return on assets assumption ("asset return assumption") for funded plans is by its nature of a longer duration and revised only when long-term asset return projections demonstrate that need.

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* an amendment of FASB Statements No. 87, 88, 106, and 132 (R) ("SFAS No. 158"). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition asset or obligation.

We adopted the recognition and related disclosure provisions of SFAS No. 158 as of December 31, 2006.

Pension Plans

Our pension plan costs and related assumptions were as follows:

For the years ended December 31, In millions of dollars	2008	2007	2006
Net periodic pension benefit (income) costs	**$(17.4)**	$(9.0)	$25.3
Assumptions:			
Average discount rate assumptions—net periodic benefit cost calculation	**6.3%**	5.8%	5.4%
Average discount rate assumptions—benefit obligation calculation	**6.4%**	6.2%	5.7%
Asset return assumptions	**8.5%**	8.5%	8.5%

Net Periodic Pension Benefit Costs

We recorded net periodic pension benefit income in 2008 primarily due to the modifications announced in October 2006 which reduced future benefits under The Hershey Company Retirement Plan, The Hershey Company Retirement Plan for Hourly Employees and the Supplemental Executive Retirement Plan and the impact of a higher discount rate assumption as of December 31, 2007. We expect to incur periodic pension benefit costs in 2009 of approximately $50 million compared with income of approximately $17.4 million in 2008, principally as a result of the significant decline in the value of pension plan assets during 2008 reflecting the unprecedented volatility and deterioration in financial market and economic conditions.

Actuarial gains and losses may arise when actual experience differs from assumed experience or when we revise the actuarial assumptions used to value the plans' obligations. We only amortize the unrecognized net actuarial gains/losses in excess of 10% of a respective plan's projected benefit obligation, or the fair market value of assets, if greater. The estimated recognized net actuarial loss component of net periodic pension benefit expense for 2009 is $33.6 million. The 2008 recognized net actuarial gain component of net periodic pension benefit income was $.5 million. Projections beyond 2009 are dependent on a variety of factors such as changes to the discount rate and the actual return on pension plan assets.

Average Discount Rate Assumption—Net Periodic Benefit (Income) Costs

The discount rate represents the estimated rate at which we could effectively settle our pension benefit obligations. In order to estimate this rate for 2008 and 2007, a single effective rate of discount was determined by our actuaries after discounting the pension obligation's cash flows using the spot rate of matching duration from the Citigroup Pension Discount Curve.

The use of a different discount rate assumption can significantly affect net periodic benefit (income) cost:

- A one-percentage point decrease in the discount rate assumption would have decreased 2008 net periodic pension benefit income by $9.3 million.
- A one-percentage point increase in the discount rate assumption would have increased 2008 net periodic pension benefit income by $2.6 million.

Average Discount Rate Assumption—Benefit Obligations

The discount rate assumption to be used in calculating the amount of benefit obligations is determined in the same manner as the average discount rate assumption used to calculate net periodic benefit (income) cost as described above. We increased our 2008 discount rate assumption due to the increasing interest rate environment consistent with the duration of our pension plan liabilities.

The use of a different discount rate assumption can significantly affect the amount of benefit obligations:

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2008 pension benefits obligations by $96.6 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2008 pension benefits obligations by $81.8 million.

Asset Return Assumptions

We based the expected return on plan assets component of net periodic pension benefit (income) costs on the fair market value of pension plan assets. To determine the expected return on plan assets, we consider the current and expected asset allocations, as well as historical and expected returns on the categories of plan assets. The historical geometric average return over the 21 years prior to December 31, 2008 was approximately 7.7%. The actual return on assets was as follows:

For the years ended December 31,	2008	2007	2006
Actual (loss) return on assets	**(24.1)%**	7.1%	15.7%

The use of a different asset return assumption can significantly affect net periodic benefit (income) cost:

- A one-percentage point decrease in the asset return assumption would have decreased 2008 net periodic pension benefit income by $13.2 million.
- A one-percentage point increase in the asset return assumption would have increased 2008 net periodic pension benefit income by $13.0 million.

Our asset investment policies specify ranges of asset allocation percentages for each asset class. The ranges for the domestic pension plans were as follows:

Asset Class	Allocation Range
Equity securities	58% – 85%
Debt securities	15% – 42%
Cash and certain other investments	0% – 5%

As of December 31, 2008, actual allocations were within the specified ranges. We expect the level of volatility in pension plan asset returns to be in line with the overall volatility of the markets and weightings within the asset classes. As of December 31, 2008, the benefit plan fixed income assets were invested primarily in conventional instruments benchmarked to the Barclays Capital U.S. Aggregate Bond Index and direct exposure to highly volatile, risky sectors, such as sub-prime mortgages, was minimal.

For 2008 and 2007, minimum funding requirements for the plans were not material. However, we made contributions of $32.8 million in 2008 and $15.8 million in 2007 to improve the funded status of our qualified plans and for the payment of benefits under our non-qualified pension plans. These contributions were fully tax deductible. A one-percentage point change in the funding discount rate would not have changed the 2008 minimum funding requirements significantly for the domestic plans. For 2009, there are no significant minimum funding requirements for our pension plans.

Post-Retirement Benefit Plans

Other post-retirement benefit plan costs and related assumptions were as follows:

For the years ended December 31, In millions of dollars	2008	2007	2006
Net periodic other post-retirement benefit cost	**$21.6**	$24.7	$28.7
Assumptions:			
Average discount rate assumption	**6.3%**	5.8%	5.4%

The use of a different discount rate assumption can significantly affect net periodic other post-retirement benefit cost:

- A one-percentage point decrease in the discount rate assumption would have decreased 2008 net periodic other post-retirement benefit cost by $.6 million.
- A one-percentage point increase in the discount rate assumption would have increased 2008 net periodic other post-retirement benefit cost by $1.0 million.

Other post-retirement benefit obligations and assumptions were as follows:

December 31, In millions of dollars	2008	2007
Other post-retirement benefit obligation	**$315.4**	$362.9
Assumptions:		
Benefit obligations discount rate assumption	**6.4%**	6.2%

- A one-percentage point decrease in the discount rate assumption would have increased the December 31, 2008 other post-retirement benefits obligations by $28.1 million.
- A one-percentage point increase in the discount rate assumption would have decreased the December 31, 2008 other post-retirement benefits obligations by $23.8 million.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. This standard classifies intangible assets into three categories: (1) intangible assets with definite lives subject to amortization; (2) intangible assets with indefinite lives not subject to amortization; and (3) goodwill. For intangible assets with definite lives, the standard requires impairment testing if conditions exist that indicate the carrying value may not be recoverable. For intangible assets with indefinite lives and for goodwill, the standard requires impairment testing at least annually or more frequently if events or circumstances indicate that these assets might be impaired.

We use a two-step process to evaluate goodwill for impairment. In the first step, we compare the fair value of each reporting unit with the carrying amount of the reporting unit, including goodwill. We estimate the fair value of the reporting unit based on discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, we complete a second step to determine the amount of the goodwill impairment that we should record. In the second step, we determine an implied fair value of the reporting unit's goodwill by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets). We compare the resulting implied fair value of the goodwill to the carrying amount and record an impairment charge for the difference.

The assumptions we used to estimate fair value are based on the past performance of each reporting unit and reflect the projections and assumptions that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

Our other intangible assets consist primarily of customer-related intangible assets, patents and trademarks obtained through business acquisitions. We amortize customer-related intangible assets and patents over their estimated useful lives. The useful lives of trademarks were determined to be indefinite and, therefore, we do not amortize them. We evaluate our trademarks for impairment by comparing the carrying amount of the assets to their estimated fair value. The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves two steps. In the first step, we estimate reasonable royalty rates for each trademark. In the second step, we apply these royalty rates to a net sales stream and discount the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. If the estimated fair value is less than the carrying amount, we record an impairment charge to reduce the asset to its estimated fair value. The estimates of future cash flows are generally based on past performance of the brands and reflect net sales projections and assumptions for the brands that we use in current operating plans. We also consider assumptions that market participants may use. Such assumptions are subject to change due to changing economic and competitive conditions.

The Company performs annual impairment tests in the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. Due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates, we determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value and recorded total non-cash impairment charges of $45.7 million in December 2008.

As a result of reduced expectations for future cash flows resulting from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with these charges. We discuss the impairment testing results in more detail in Note 1 and Note 17 to the Consolidated Financial Statements. We determined that none of our goodwill or other intangible assets, with the exception of the aforementioned trademarks and Brazil goodwill, were impaired as of December 31, 2008 and 2007 based on our annual impairment evaluation.

Commodities Futures and Options Contracts

We use futures and options contracts in combination with forward purchasing of cocoa products and other commodities primarily to reduce the risk of future price increases, provide visibility to future costs and take advantage of market fluctuations. Accounting for commodities futures and options contracts is in accordance with SFAS No. 133. Additional information with regard to accounting policies associated with commodities futures and options contracts and other derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Our gains (losses) on cash flow hedging derivatives were as follows:

For the years ended December 31, In millions of dollars	2008	2007	2006
Net after-tax gains on cash flow hedging derivatives	**$ 11.5**	$6.8	$11.4
Reclassification adjustments from accumulated other comprehensive loss to income	**(34.1)**	.2	(5.3)
Hedge ineffectiveness (losses) gains recognized in cost of sales, before tax	**(.1)**	(.5)	2.0

- We reflected reclassification adjustments related to gains or losses on commodities futures and options contracts in cost of sales.
- No gains or losses on commodities futures and options contracts resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on commodities futures and options contracts in income due to excluding such components from the hedge effectiveness assessment.

The amount of net losses on cash flow hedging derivatives, including foreign exchange forward contracts and commodities futures and options contracts, expected to be reclassified into earnings in the next twelve months was approximately $17.0 million after tax as of December 31, 2008. This amount is primarily associated with commodities futures contracts.

RETURN MEASURES

We believe that two important measures of profitability are operating return on average stockholders' equity and operating return on average invested capital. These operating return measures calculated in accordance with GAAP are presented on the SIX-YEAR CONSOLIDATED FINANCIAL SUMMARY on page 18 with the directly comparable Non-GAAP operating return measures. The Non-GAAP operating return measures are calculated using Non-GAAP Income excluding items affecting comparability. A reconciliation of Net Income presented in accordance with GAAP to Non-GAAP Income excluding items affecting comparability is provided on pages 19 and 20, along with the reasons why we believe that the use of Non-GAAP Income in these calculations provides useful information to investors.

Operating Return on Average Stockholders' Equity

Operating return on average stockholders' equity is calculated by dividing net income by the average of beginning and ending stockholders' equity. To calculate Non-GAAP operating return on average stockholders' equity, we define Non-GAAP Income as net income adjusted to exclude certain items. These items include the following:

- After-tax effect of the business realignment and impairment charges in 2008, 2007, 2006, 2005 and 2003
- Adjustment to income tax contingency reserves which reduced the provision for income taxes in 2004
- After-tax gain on the sale of a group of our gum brands in 2003

Our operating return on average stockholders' equity, GAAP basis, was 68.4% in 2008. Our Non-GAAP operating return on average stockholders' equity was 94.5% in 2008. The increase in operating return on average stockholders' equity in 2008 compared with 2007 was principally due to a reduction in equity related to reduced pension plan assets and the impact of cumulative translation adjustments. Over the last six years, our Non-GAAP operating return on stockholders' equity has ranged from 33.2% in 2003 to 94.5% in 2008.

Operating Return on Average Invested Capital

Operating return on average invested capital is calculated by dividing earnings by average invested capital. Average invested capital consists of the annual average of the beginning and ending balances of long-term debt, deferred income taxes and stockholders' equity.

For the calculation of operating return on average invested capital, GAAP basis, earnings is defined as net income adjusted to add back the after-tax effect of interest on long-term debt. For the calculation of the Non-GAAP operating return measure, we define earnings as net income adjusted to add back the after-tax effect of interest on long-term debt excluding the following:

- After-tax effect of the business realignment and impairment charges in 2008, 2007, 2006, 2005 and 2003
- Adjustment to income tax contingency reserves on the provision for income taxes in 2004
- After-tax gain on the sale of a group of our gum brands in 2003

Our operating return on average invested capital, GAAP basis, was 19.0% in 2008. Our Non-GAAP operating return on average invested capital was 25.1% in 2008. Over the last six years, our Non-GAAP operating return on average invested capital has ranged from 18.9% in 2003 to 26.8% in 2005 and 2006.

OUTLOOK

The outlook section contains a number of forward-looking statements, all of which are based on current expectations. Actual results may differ materially. Refer to Risk Factors beginning on page 10 for information concerning the key risks to achieving our future performance goals.

During 2008, we announced a new consumer-driven business model with a comprehensive approach intended to deliver sustainable growth over the coming years. Our financial targets include long-term consolidated net sales growth in the three to five percent range and increases in earnings per share-diluted, excluding items affecting comparability, at an annual rate of six to eight percent. Items affecting comparability include business realignment and impairment charges and credits, gains or losses on the sale of certain businesses, and certain other items.

Our net sales growth will primarily leverage our core portfolio of brands in the United States. We expect to improve our price-value equation through package and product upgrades and merchandising innovation resulting in increased price realization. We also expect growth from our international businesses primarily in faster-growing emerging markets.

For 2009, we expect net sales growth of two to three percent from our pricing actions and core brand sales growth. We expect unit sales volume to decline in the United States due to the elasticity effects of price increases implemented during 2008 which will result in higher everyday and promoted prices for consumers. The impact of the declines in unit sales volume is expected to be more than offset by price realization. We expect growth in net sales for our international business at rates greater than in the United States, offset somewhat by the impact of unfavorable foreign currency exchange rates.

Considering the significant increases in raw material prices and other input costs and the extreme volatility in market prices, we expect substantial cost increases in 2009. While commodity spot prices have moderated somewhat, we expect costs for our key inputs to remain volatile and above historical averages on a spot basis. We now expect our commodity cost basket to increase by approximately $175 million in 2009 compared with 2008. The financial market and credit crisis have not had a material affect on our business operations or liquidity to-date. However, the extraordinary decline in the financial markets in 2008 significantly reduced the fair value of our pension plan assets which is expected to result in an increase in 2009 pension expense of approximately $70 million. Despite these increases we plan to continue to invest in our core brands in the U.S. and key international markets to build on our momentum. Specifically, advertising expense is expected to increase by $30 million to $35 million in 2009. These cost increases will be more than offset by higher net pricing, savings from the global supply chain transformation program and on-going operating productivity improvement. Earnings per share-diluted, excluding items affecting comparability, is expected to increase in 2009, however, due to the significant commodity and pension cost increases, higher levels of core brand investment spending and current macroeconomic conditions, we expect growth to be at a rate below our long-term objective of six to eight percent.

For 2009, we expect total pre-tax business realignment and impairment charges for our global supply chain transformation program, including the increase in the scope of the program, to be in the range of $45 million to $70 million, excluding possible increases in pension settlement charges discussed below. Total charges associated with our business realignment initiatives in 2009 are expected to reduce earnings per share-diluted by $0.13 to $0.20.

Outlook for Global Supply Chain Transformation Program

We expect total pre-tax charges and non-recurring project implementation costs for the global supply chain transformation program to be at the upper end of the $575 million to $600 million range. This includes pension settlement charges recorded in 2007 and 2008 as required in accordance with Financial Accounting Standards

Board Statement of Financial Accounting Standards No. 88, *Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits* (as amended) ("SFAS No. 88"). Pension settlement charges are non-cash charges for the Company. Such charges accelerate the recognition of pension expenses related to actuarial gains and losses resulting from interest rate changes and differences in actual versus assumed returns on pension assets. The Company normally amortizes actuarial gains and losses over a period of about 13 years.

The global supply chain transformation program charges recorded in 2007 and in 2008 have included pension settlement charges of approximately $24.6 million as employees leaving the Company under the program have been withdrawing lump sums from the defined benefit pension plans. These charges are included in the current global supply chain transformation program estimates of $575 million to $600 million.

In addition to the settlement charges reflected above, additional SFAS No. 88 pension settlement charges of up to $65 million may be incurred depending on decisions of impacted hourly employees to withdraw funds during 2009 and 2010. The amount of the potential charges has increased significantly as a result of the recent declines in the financial markets. The likely range of possible additional charges for 2009` is zero to $50 million. There would be no charge if withdrawals by hourly employees are below the SFAS No. 88 settlement threshold level and $50 million, based on current market conditions, if they are above the threshold level.

SUBSEQUENT EVENT

On February 16, 2009, we announced that Kenneth L. Wolfe, our non-executive Chairman of the Board of Directors, had resigned from our Board effective immediately. His resignation followed a request from the Milton Hershey School Trust that he not stand for re-election at our annual meeting of stockholders on April 30, 2009. The Milton Hershey School Trust indicated that it wanted to have one of its representatives on our Board serve as Chairman of the Board.

Our Board of Directors also announced its unanimous election of Director James E. Nevels to succeed Mr. Wolfe as non-executive Chairman of our Board of Directors. Mr. Nevels has served on our Board since November 2007.

NEW ACCOUNTING PRONOUNCEMENTS

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141 (revised 2007), *Business Combinations* ("SFAS No. 141(R)"). The objective of SFAS No. 141(R) is to improve the relevance, representational faithfulness, and comparability of the information that a reporting entity provides in its financial reports about a business combination and its effects. SFAS No. 141(R) establishes principles and requirements for how the acquirer:

- Recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed and any noncontrolling interest in the acquiree;
- Recognizes and measures the goodwill acquired in the business combination or a gain from a bargain purchase;
- Determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination.

SFAS No. 141(R) is effective for our Company as of January 1, 2009. We currently do not expect any significant impact on our results of operations, financial position or cash flows as a result of the adoption of this new accounting standard. However, the adoption of SFAS No. 141(R) will impact the accounting for any business combinations occurring subsequent to December 31, 2008.

In December 2007, the FASB also issued Statement of Financial Accounting Standards No. 160, *Noncontrolling Interests in Consolidated Financial Statements, an amendment of ARB No. 51* ("SFAS No. 160"). The objective of SFAS No. 160 is to improve the relevance, comparability and transparency of the financial information that a reporting entity provides in its consolidated financial statements by establishing accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. SFAS No. 160 is effective for our Company as of January 1, 2009. We do not expect any significant impact on financial accounting or reporting as a result of the adoption of this new accounting standard.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, *Disclosures about Derivative Instruments and Hedging Activities—an amendment of FASB Statement No. 133* ("SFAS No. 161"). SFAS No. 161 requires enhanced disclosures about an entity's derivative and hedging activities. Entities will be required to provide enhanced disclosures about how and why an entity uses derivative instruments, how these instruments are accounted for, and how they affect the entity's financial position, financial performance and cash flows. This new standard is effective for our Company as of January 1, 2009 and we are currently evaluating the impact on disclosures associated with our derivative and hedging activities.

In May 2008, the FASB issued Statement of Financial Accounting Standards No. 162, *The Hierarchy of Generally Accepted Accounting Principles* ("SFAS No. 162"). SFAS No. 162 identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are presented in conformity with generally accepted accounting principles in the United States. We do not expect any significant changes to our financial accounting and reporting as a result of the issuance of SFAS No. 162.

Item 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

The information required by this item with respect to market risk is set forth in the section entitled "Accounting Policies and Market Risks Associated with Derivative Instruments," found on pages 36 through 40.

Item 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

RESPONSIBILITY FOR FINANCIAL STATEMENTS

The Hershey Company is responsible for the financial statements and other financial information contained in this report. The Company believes that the financial statements have been prepared in conformity with U.S. generally accepted accounting principles appropriate under the circumstances to reflect in all material respects the substance of applicable events and transactions. In preparing the financial statements, it is necessary that management make informed estimates and judgments. The other financial information in this annual report is consistent with the financial statements.

The Company maintains a system of internal accounting controls designed to provide reasonable assurance that financial records are reliable for purposes of preparing financial statements and that assets are properly accounted for and safeguarded. The concept of reasonable assurance is based on the recognition that the cost of the system must be related to the benefits to be derived. The Company believes its system provides an appropriate balance in this regard. The Company maintains an Internal Audit Department which reviews the adequacy and tests the application of internal accounting controls.

The 2008, 2007 and 2006 financial statements have been audited by KPMG LLP, an independent registered public accounting firm. KPMG LLP's report on the Company's financial statements is included on page 54.

The Audit Committee of the Board of Directors of the Company, consisting solely of independent, non-management directors, meets regularly with the independent auditors, internal auditors and management to discuss, among other things, the audit scopes and results. KPMG LLP and the internal auditors both have full and free access to the Audit Committee, with and without the presence of management.

David J. West
Chief Executive Officer

Humberto P. Alfonso
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

We have audited the accompanying consolidated balance sheets of The Hershey Company and subsidiaries (the "Company") as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2008. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of The Hershey Company and subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans,* at December 31, 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of the Company's internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated February 19, 2009 expressed an unqualified opinion on the effectiveness of the Company's internal control over financial reporting.

KPMG LLP

New York, New York
February 19, 2009

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, In thousands of dollars except per share amounts	2008	2007	2006
Net Sales	**$5,132,768**	$4,946,716	$4,944,230
Costs and Expenses:			
Cost of sales	**3,375,050**	3,315,147	3,076,718
Selling, marketing and administrative	**1,073,019**	895,874	860,378
Business realignment and impairment charges, net	**94,801**	276,868	14,576
Total costs and expenses	**4,542,870**	4,487,889	3,951,672
Income before Interest and Income Taxes	**589,898**	458,827	992,558
Interest expense, net	**97,876**	118,585	116,056
Income before Income Taxes	**492,022**	340,242	876,502
Provision for income taxes	**180,617**	126,088	317,441
Net Income	**$ 311,405**	$ 214,154	$ 559,061
Net Income Per Share—Basic—Class B Common Stock	**$ 1.27**	$ .87	$ 2.19
Net Income Per Share—Diluted—Class B Common Stock	**$ 1.27**	$ .87	$ 2.17
Net Income Per Share—Basic—Common Stock	**$ 1.41**	$ .96	$ 2.44
Net Income Per Share—Diluted—Common Stock	**$ 1.36**	$ .93	$ 2.34
Cash Dividends Paid Per Share:			
Common Stock	**$ 1.1900**	$ 1.1350	$ 1.030
Class B Common Stock	**1.0712**	1.0206	.925

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

CONSOLIDATED BALANCE SHEETS

December 31, In thousands of dollars	2008	2007
ASSETS		
Current Assets:		
Cash and cash equivalents	**$ 37,103**	$ 129,198
Accounts receivable—trade	**455,153**	487,285
Inventories	**592,530**	600,185
Deferred income taxes	**70,903**	83,668
Prepaid expenses and other	**189,256**	126,238
Total current assets	**1,344,945**	1,426,574
Property, Plant and Equipment, Net	**1,458,949**	1,539,715
Goodwill	**554,677**	584,713
Other Intangibles	**110,772**	155,862
Deferred Income Taxes	**13,815**	—
Other Assets	**151,561**	540,249
Total assets	**$ 3,634,719**	$ 4,247,113
LIABILITIES, MINORITY INTEREST AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	**$ 249,454**	$ 223,019
Accrued liabilities	**504,065**	538,986
Accrued income taxes	**15,189**	373
Short-term debt	**483,120**	850,288
Current portion of long-term debt	**18,384**	6,104
Total current liabilities	**1,270,212**	1,618,770
Long-term Debt	**1,505,954**	1,279,965
Other Long-term Liabilities	**504,963**	544,016
Deferred Income Taxes	**3,646**	180,842
Total liabilities	**3,284,775**	3,623,593
Commitments and Contingencies	**—**	—
Minority Interest	**31,745**	30,598
Stockholders' Equity:		
Preferred Stock, shares issued: none in 2008 and 2007	**—**	—
Common Stock, shares issued: 299,190,836 in 2008 and 299,095,417 in 2007	**299,190**	299,095
Class B Common Stock, shares issued: 60,710,908 in 2008 and 60,806,327 in 2007	**60,711**	60,806
Additional paid-in capital	**352,375**	335,256
Retained earnings	**3,975,762**	3,927,306
Treasury—Common Stock shares, at cost: 132,866,673 in 2008 and 132,851,893 in 2007	**(4,009,931)**	(4,001,562)
Accumulated other comprehensive loss	**(359,908)**	(27,979)
Total stockholders' equity	**318,199**	592,922
Total liabilities, minority interest and stockholders' equity	**$ 3,634,719**	$ 4,247,113

The notes to consolidated financial statements are an integral part of these balance sheets.

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, In thousands of dollars	2008	2007	2006
Cash Flows Provided from (Used by) Operating Activities			
Net income	**$ 311,405**	$ 214,154	$ 559,061
Adjustments to reconcile net income to net cash provided from operations:			
Depreciation and amortization	**249,491**	310,925	199,911
Stock-based compensation expense, net of tax of $13,265, $10,634 and $14,524, respectively	**23,583**	18,987	25,598
Excess tax benefits from exercise of stock options	**(1,387)**	(9,461)	(9,275)
Deferred income taxes	**(17,125)**	(124,276)	4,173
Business realignment and impairment charges, net of tax of $61,553, $144,928 and $4,070, respectively	**119,117**	267,653	7,573
Contributions to pension plans	**(32,759)**	(15,836)	(23,570)
Changes in assets and liabilities, net of effects from business acquisitions and divestitures:			
Accounts receivable—trade	**31,675**	40,467	(14,919)
Inventories	**7,681**	45,348	(12,461)
Accounts payable	**26,435**	62,204	(13,173)
Other assets and liabilities	**(198,555)**	(31,329)	275
Net Cash Provided from Operating Activities	**519,561**	778,836	723,193
Cash Flows Provided from (Used by) Investing Activities			
Capital additions	**(262,643)**	(189,698)	(183,496)
Capitalized software additions	**(20,336)**	(14,194)	(15,016)
Proceeds from sales of property, plant and equipment	**82,815**	—	—
Business acquisitions	**—**	(100,461)	(17,000)
Proceeds from divestitures	**1,960**	—	—
Net Cash (Used by) Investing Activities	**(198,204)**	(304,353)	(215,512)
Cash Flows Provided from (Used by) Financing Activities			
Net change in short-term borrowings	**(371,393)**	195,055	(163,826)
Long-term borrowings	**247,845**	—	496,728
Repayment of long-term debt	**(4,977)**	(188,891)	(234)
Cash dividends paid	**(262,949)**	(252,263)	(235,129)
Exercise of stock options	**36,996**	50,497	37,111
Excess tax benefits from exercise of stock options	**1,387**	9,461	9,275
Repurchase of Common Stock	**(60,361)**	(256,285)	(621,648)
Net Cash (Used by) Financing Activities	**(413,452)**	(442,426)	(477,723)
(Decrease) Increase in Cash and Cash Equivalents	**(92,095)**	32,057	29,958
Cash and Cash Equivalents as of January 1	**129,198**	97,141	67,183
Cash and Cash Equivalents as of December 31	**$ 37,103**	$ 129,198	$ 97,141
Interest Paid	**$ 97,364**	$ 126,450	$ 105,250
Income Taxes Paid	**197,661**	253,977	325,451

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

In thousands of dollars	Preferred Stock	Common Stock	Class B Common Stock	Additional Paid-in Capital	Unearned ESOP Compensation	Retained Earnings	Treasury Common Stock	Accumulated Other Comprehensive Income (Loss)	Total Stockholders' Equity
Balance as of January 1, 2006	$—	$299,083	$60,818	$252,374	$(3,193)	$3,641,483	$(3,224,863)	$ (9,322)	$1,016,380
Net income						559,061			559,061
Other comprehensive income								9,105	9,105
Comprehensive income									568,166
Adjustment to initially apply SFAS No. 158, net of tax								(137,972)	(137,972)
Dividends:									
Common Stock, $1.03 per share						(178,873)			(178,873)
Class B Common Stock, $.925 per share						(56,256)			(56,256)
Conversion of Class B Common Stock into Common Stock		2	(2)						—
Incentive plan transactions				840			3,250		4,090
Stock-based compensation				34,374					34,374
Exercise of stock options				9,732			39,992		49,724
Employee stock ownership trust/benefits transactions				923	3,193		1,322		5,438
Repurchase of Common Stock							(621,648)		(621,648)
Balance as of December 31, 2006	—	299,085	60,816	298,243	—	3,965,415	(3,801,947)	(138,189)	683,423
Net income						214,154			214,154
Other comprehensive income								110,210	110,210
Comprehensive income									324,364
Dividends:									
Common Stock, $1.135 per share						(190,199)			(190,199)
Class B Common Stock, $1.0206 per share						(62,064)			(62,064)
Conversion of Class B Common Stock into Common Stock		10	(10)						—
Incentive plan transactions				1,426			2,082		3,508
Stock-based compensation				29,790					29,790
Exercise of stock options				5,797			54,588		60,385
Repurchase of Common Stock							(256,285)		(256,285)
Balance as of December 31, 2007	—	299,095	60,806	335,256	—	3,927,306	(4,001,562)	(27,979)	592,922
Net income						311,405			311,405
Other comprehensive loss								(331,929)	(331,929)
Comprehensive loss									(20,524)
Dividends:									
Common Stock, $1.19 per share						(197,839)			(197,839)
Class B Common Stock, $1.0712 per share						(65,110)			(65,110)
Conversion of Class B Common Stock into Common Stock		95	(95)						—
Incentive plan transactions				(422)			12,989		12,567
Stock-based compensation				18,161					18,161
Exercise of stock options				(620)			39,003		38,383
Repurchase of Common Stock							(60,361)		(60,361)
Balance as of December 31, 2008	$—	$299,190	$60,711	$352,375	$ —	$3,975,762	$(4,009,931)	$(359,908)	$ 318,199

The notes to consolidated financial statements are an integral part of these statements.

THE HERSHEY COMPANY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Significant accounting policies employed by our Company are discussed below and in other notes to the consolidated financial statements.

Items Affecting Comparability

In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans,* an amendment of FASB Statements No. 87, 88, 106, and 132(R) ("SFAS No. 158"). SFAS No. 158 requires an employer that is a business entity and sponsors one or more single-employer defined benefit plans to:

- Recognize the funded status of a benefit plan—measured as the difference between plan assets at fair value and the benefit obligation—in its statement of financial position. For a pension plan, the benefit obligation is the projected benefit obligation; for any other post-retirement benefit plan, such as a retiree health care plan, the benefit obligation is the accumulated post-retirement benefit obligation.
- Recognize as a component of other comprehensive income, net of tax, the gains or losses and prior service costs or credits that arise during the period but are not recognized as components of net periodic benefit cost.
- Measure defined benefit plan assets and obligations as of the date of the employer's fiscal year-end statement of financial position.
- Disclose in the notes to financial statements additional information about certain effects on net periodic benefit cost for the next fiscal year that arise from delayed recognition of the gains or losses, prior service costs or credits, and transition assets or obligations.

Effective December 31, 2006, we adopted SFAS No. 158. The provisions of SFAS No. 158 require that the funded status of our pension plans and the benefit obligations of our other post-retirement benefit plans be recognized in our balance sheet. Appropriate adjustments were made to various assets and liabilities as of December 31, 2006, with an offsetting after-tax effect of $138.0 million recorded as an adjustment to the ending balance of accumulated other comprehensive loss.

The consolidated financial statements include the impact of our business realignment initiatives as described in Note 3. Cost of sales included a pre-tax charge resulting from the business realignment initiatives of $77.8 million in 2008, $123.1 million in 2007 and a pre-tax credit of $3.2 million in 2006. Selling, marketing and administrative expenses included a pre-tax charge resulting from the business realignment initiatives of $8.1 million in 2008, $12.6 million in 2007 and $.3 million in 2006.

Our effective income tax rate was 36.7% in 2008, 37.1% in 2007 and 36.2% in 2006. The effective income tax rate for 2008 was higher by 0.7 percentage points and for 2007 was higher by 1.1 percentage points resulting from the impact of tax rates associated with business realignment and impairment charges.

Principles of Consolidation

Our consolidated financial statements include the accounts of the Company and our majority-owned subsidiaries and entities in which we have a controlling financial interest after the elimination of intercompany accounts and transactions. We have a controlling financial interest if we own a majority of the outstanding voting common stock and minority shareholders do not have substantive participating rights or we have significant control over an entity through contractual or economic interests in which we are the primary beneficiary.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we own a 51%

controlling interest in Godrej Hershey Ltd. (formerly Godrej Hershey Foods and Beverages Company). This business acquisition is included in our consolidated financial results, including the related minority interest.

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Pandurata Alimentos LTDA ("Bauducco"), a leading manufacturer of baked goods in Brazil whose primary brand is Bauducco. Under this agreement we will manufacture and market, and they will sell and distribute our products. The agreement conveyed a 49% interest in Hershey do Brasil to Bauducco. We maintain a 51% controlling interest in Hershey do Brasil.

Equity Investments

We use the equity method of accounting when we have a 20% to 50% interest in other companies and exercise significant influence. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investments may not be recoverable. In May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Company, LTD to produce Hershey products and certain Lotte products for the markets in Asia, particularly China. We own a 44% interest in this entity and are accounting for this investment using the equity method.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Critical accounting estimates involved in applying our accounting policies are those that require management to make assumptions about matters that are highly uncertain at the time the accounting estimate was made and those for which different estimates reasonably could have been used for the current period. Critical accounting estimates are also those which are reasonably likely to change from period to period and would have a material impact on the presentation of our financial condition, changes in financial condition or results of operations. Our most critical accounting estimates pertain to accounting policies for accounts receivable—trade, accrued liabilities and pension and other post-retirement benefit plans.

These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Illiquid credit markets, volatile equity, foreign currency, commodity and energy markets, and declines in consumer spending have combined to increase the uncertainty inherent in such estimates and assumptions. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the financial statements in future periods.

Revenue Recognition

We record sales when all of the following criteria have been met:

- a valid customer order with a fixed price has been received;
- the product has been delivered to the customer;
- there is no further significant obligation to assist in the resale of the product; and
- collectibility is reasonably assured.

Net sales include revenue from the sale of finished goods and royalty income, net of allowances for trade promotions, consumer coupon programs and other sales incentives, and allowances and discounts associated with aged or potentially unsaleable products. Trade promotions and sales incentives primarily include reduced price features, merchandising displays, sales growth incentives, new item allowances and cooperative advertising.

Our operations are impacted by consumer spending levels and impulse purchases which are affected by general macroeconomic conditions, consumer confidence, employment levels, availability of consumer credit and interest rates on that credit, consumer debt levels, energy costs and other factors over which the Company has little or no control. Continued volatility in food and energy costs, a sustained recession in the United States, rising unemployment, and continued declines in personal income could significantly affect the Company's revenues and profitability in the future.

Cost of Sales

Cost of sales represents costs directly related to the manufacture and distribution of our products. Primary costs include raw materials, packaging, direct labor, overhead, shipping and handling, warehousing and the depreciation of manufacturing, warehousing and distribution facilities. Manufacturing overhead and related expenses include salaries, wages, employee benefits, utilities, maintenance and property taxes.

Selling, Marketing and Administrative

Selling, marketing and administrative expenses represent costs incurred in generating revenues and in managing our business. Such costs include advertising and other marketing expenses, salaries, employee benefits, incentive compensation, research and development, travel, office expenses, amortization of capitalized software and depreciation of administrative facilities.

Cash Equivalents

Cash equivalents consist of highly liquid debt instruments, time deposits and money market funds with original maturities of three months or less. The fair value of cash and cash equivalents approximates the carrying amount.

Commodities Futures and Options Contracts

In connection with the purchasing of cocoa products, sugar, corn sweeteners, natural gas, fuel oil and certain dairy products for anticipated manufacturing requirements and to hedge transportation costs, we enter into commodities futures and options contracts to reduce the effect of price fluctuations.

We account for commodities futures and options contracts in accordance with Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended ("SFAS No. 133"). SFAS No. 133 provides that the effective portion of the gain or loss on a derivative instrument designated and qualifying as a cash flow hedging instrument be reported as a component of other comprehensive income and be reclassified into earnings in the same period or periods during which the hedged transaction affects earnings. The remaining gain or loss on the derivative instrument, if any, must be recognized currently in earnings. For a derivative designated as hedging the exposure to changes in the fair value of a recognized asset or liability or a firm commitment (referred to as a fair value hedge), the gain or loss must be recognized in earnings in the period of change together with the offsetting loss or gain on the hedged item attributable to the risk being hedged. The effect of that accounting is to reflect in earnings the extent to which the hedge is not effective in achieving offsetting changes in fair value. All derivative instruments which we are currently utilizing, including commodities futures and options contracts, are designated and accounted for as cash flow hedges. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Property, Plant and Equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the assets, as follows: 3 to 15 years for machinery and equipment; and 25 to 40 years for buildings and related improvements. Maintenance and repair expenditures are charged to expense as incurred. Applicable interest charges incurred during the construction of new facilities and production lines are capitalized as one of the elements of cost and are amortized over the assets' estimated useful lives.

We review long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. We measure the recoverability of assets to be held and used by a comparison of the carrying amount of long-lived assets to future undiscounted net cash flows expected to be generated, in accordance with Statement of Financial Accounting Standards No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*. If such assets are considered to be impaired, we measure the impairment to be recognized as the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less cost to sell.

Asset Retirement Obligations

We account for asset retirement obligations in accordance with Statement of Financial Accounting Standards No. 143, *Accounting for Asset Retirement Obligations*, and FASB Interpretation No. 47, *Accounting for Conditional Asset Retirement Obligations*—an interpretation of FASB Statement No. 143. Asset retirement obligations generally apply to legal obligations associated with the retirement of a tangible long-lived asset that result from the acquisition, construction or development and the normal operation of a long-lived asset.

We assess asset retirement obligations on a periodic basis. We recognize the fair value of a liability for an asset retirement obligation in the period in which it is incurred if a reasonable estimate of fair value can be made. We capitalize associated asset retirement costs as part of the carrying amount of the long-lived asset.

Goodwill and Other Intangible Assets

We account for goodwill and other intangible assets in accordance with Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*. Other intangible assets primarily consist of trademarks, customer-related intangible assets and patents obtained through business acquisitions. We determined that the useful lives of trademarks are indefinite and, therefore, these assets are not being amortized. We are amortizing customer-related intangible assets over their estimated useful lives of approximately ten years. We are amortizing patents over their remaining legal lives of approximately twelve years.

We conduct an impairment evaluation for goodwill annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. The evaluation is performed by using a two-step process. In the first step, the fair value of each reporting unit is compared with the carrying amount of the reporting unit, including goodwill. The estimated fair value of the reporting unit is generally determined on the basis of discounted future cash flows. If the estimated fair value of the reporting unit is less than the carrying amount of the reporting unit, then a second step must be completed in order to determine the amount of the goodwill impairment that should be recorded. In the second step, the implied fair value of the reporting unit's goodwill is determined by allocating the reporting unit's fair value to all of its assets and liabilities other than goodwill (including any unrecognized intangible assets) in a manner similar to a purchase price allocation. The resulting implied fair value of the goodwill that results from the application of this second step is then compared with the carrying amount of the goodwill and an impairment charge is recorded for the difference.

The assumptions we use to estimate fair value are generally consistent with the past performance of each reporting unit and are also consistent with the projections and assumptions that are used in current operating plans. We also consider assumptions which may be used by market participants. Such assumptions are subject to change as a result of changing economic and competitive conditions.

We conduct an impairment evaluation of the carrying amount of intangible assets with indefinite lives annually, or more frequently if events or changes in circumstances indicate that an asset might be impaired. We evaluate our trademarks for impairment by comparing the carrying amount of the assets to their estimated fair value. The fair value of trademarks is calculated using a "relief from royalty payments" methodology. This approach involves two steps. In the first step, we estimate reasonable royalty rates for each trademark. In the second step, we apply these royalty rates to a net sales stream and discount the resulting cash flows to determine fair value. This fair value is then compared with the carrying value of each trademark. If the estimated fair value is less than the carrying amount of the trademark, then an impairment charge is recorded to reduce the asset to its estimated fair value.

The Company performs annual impairment tests of other intangible assets with indefinite lives in the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. Due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates, we determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value and recorded total non-cash impairment charges of $45.7 million in December 2008. Based on our annual impairment evaluations, we determined that no goodwill or any intangible assets other than those trademarks were impaired as of December 31, 2008.

As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007.

Comprehensive Income

We report comprehensive income (loss) on the Consolidated Statements of Stockholders' Equity and accumulated other comprehensive income (loss) on the Consolidated Balance Sheets. Additional information regarding comprehensive income is contained in Note 6, Comprehensive Income.

We translate results of operations for foreign entities using the average exchange rates during the period. For foreign entities, assets and liabilities are translated to U.S. dollars using the exchange rates in effect at the balance sheet date. Resulting translation adjustments are recorded as a component of other comprehensive income (loss), "Foreign Currency Translation Adjustments."

Prior to the adoption of SFAS No. 158 as of December 31, 2006, a minimum pension liability adjustment was required when the actuarial present value of accumulated pension plan benefits exceeded plan assets and accrued pension liabilities, less allowable intangible assets. Minimum pension liability adjustments, net of income taxes, were recorded as a component of other comprehensive income (loss), "Minimum Pension Liability

Adjustments." Subsequent to the adoption of SFAS No. 158, changes to the balances of the unrecognized prior service cost and the unrecognized net actuarial loss, net of income taxes, are recorded as a component of other comprehensive income (loss), "Pension and Post-retirement Benefit Plans."

Gains and losses on cash flow hedging derivatives, to the extent effective, are included in other comprehensive income (loss), net of related tax effects. Reclassification adjustments reflecting such gains and losses are ratably recorded in income in the same period as the hedged items affect earnings. Additional information with regard to accounting policies associated with derivative instruments is contained in Note 5, Derivative Instruments and Hedging Activities.

Foreign Exchange Forward Contracts and Options

We enter into foreign exchange forward contracts and options to hedge transactions denominated in foreign currencies. These transactions are primarily related to firm commitments or forecasted purchases of equipment, certain raw materials and finished goods. We also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements.

Foreign exchange forward contracts and options are intended to be and are effective as hedges of identifiable foreign currency commitments and forecasted transactions. Foreign exchange forward contracts and options are designated as cash flow hedging derivatives and the fair value of such contracts is recorded on the Consolidated Balance Sheets as either an asset or liability. Gains and losses on these contracts are recorded as a component of other comprehensive income and are reclassified into earnings in the same period during which the hedged transaction affects earnings. Additional information with regard to accounting policies for derivative instruments, including foreign exchange forward contracts and options is contained in Note 5, Derivative Instruments and Hedging Activities.

License Agreements

We enter into license agreements under which we have access to certain trademarks and proprietary technology, and manufacture and/or market and distribute certain products. The rights under these agreements are extendible on a long-term basis at our option subject to certain conditions, including minimum sales and unit volume levels, which we have met. License fees and royalties, payable under the terms of the agreements, are expensed as incurred and included in selling, marketing and administrative expenses.

Research and Development

We expense research and development costs as incurred. Research and development expense was $28.1 million in 2008, $28.0 million in 2007 and $27.6 million in 2006. Research and development expense is included in selling, marketing and administrative expenses.

Advertising

We expense advertising costs as incurred. Advertising expense included in selling, marketing and administrative expenses was $161.1 million in 2008, $127.9 million in 2007 and $108.3 million in 2006. We had no prepaid advertising expense as of December 31, 2008 and as of December 31, 2007.

Computer Software

We capitalize costs associated with software developed or obtained for internal use when both the preliminary project stage is completed and it is probable that computer software being developed will be completed and placed in service. Capitalized costs include only (i) external direct costs of materials and services consumed in developing or obtaining internal-use software, (ii) payroll and other related costs for employees who are directly associated with and who devote time to the internal-use software project and (iii) interest costs incurred, when material, while developing internal-use software. We cease capitalization of such costs no later than the point at which the project is substantially complete and ready for its intended purpose.

The unamortized amount of capitalized software was $42.3 million as of December 31, 2008 and was $35.9 million as of December 31, 2007. We amortize software costs using the straight-line method over the expected life of the software, generally three to five years. Accumulated amortization of capitalized software was $176.7 million as of December 31, 2008 and $159.6 million as of December 31, 2007.

We review the carrying value of software and development costs for impairment in accordance with our policy pertaining to the impairment of long-lived assets. Generally, we measure impairment under the following circumstances:

- when internal-use computer software is not expected to provide substantive service potential;
- a significant change occurs in the extent or manner in which the software is used or is expected to be used;
- a significant change is made or will be made to the software program; and
- costs of developing or modifying internal-use computer software significantly exceed the amount originally expected to develop or modify the software.

2. ACQUISITIONS AND DIVESTITURES

In January 2008, our Brazilian subsidiary, Hershey do Brasil, entered into a cooperative agreement with Bauducco. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance performance of our business in Brazil. In the first quarter of 2008, we received approximately $2.0 million in cash and recorded an other intangible asset of $13.7 million associated with the cooperative agreement with Bauducco in exchange for our conveying to Bauducco a 49% interest in Hershey do Brasil. We maintain a 51% controlling interest in Hershey do Brasil.

In May 2007, we entered into an agreement with Godrej Beverages and Foods, Ltd., one of India's largest consumer goods, confectionery and food companies, to manufacture and distribute confectionery products, snacks and beverages across India. Under the agreement, we invested $61.5 million during 2007 and own a 51% controlling interest in Godrej Hershey Ltd. Total liabilities assumed in 2007 were $51.6 million.

Also in May 2007, we entered into a manufacturing agreement in China with Lotte Confectionery Co., LTD., to produce Hershey products and certain Lotte products for the markets in Asia, particularly in China. We invested $39.0 million in 2007 and own a 44% interest. We are accounting for this investment using the equity method.

In October 2006, our wholly-owned subsidiary, Artisan Confections Company, purchased the assets of Dagoba Organic Chocolates, LLC, based in Ashland, Oregon, for $17.0 million. Dagoba is known for its high-quality organic chocolate bars, drinking chocolates and baking products that are primarily sold in natural food and gourmet stores across the United States. Total liabilities assumed were $1.7 million.

Results subsequent to the dates of acquisition were included in the consolidated financial statements. Had the results of the acquisitions been included in the consolidated financial statements for each of the periods presented, the effect would not have been material.

3. BUSINESS REALIGNMENT INITIATIVES

In February 2007, we announced a comprehensive, three-year supply chain transformation program (the "global supply chain transformation program") and, in December 2007, we recorded impairment and business realignment charges associated with our business in Brazil (together, "the 2007 business realignment initiatives").

When completed, the global supply chain transformation program will greatly enhance our manufacturing, sourcing and customer service capabilities, reduce inventories resulting in improvements in working capital and generate significant resources to invest in our growth initiatives. These initiatives include accelerated marketplace momentum within our core U.S. business, creation of innovative new product platforms to meet customer needs and disciplined global expansion. Under the program, which will be implemented in stages over three years, we will significantly increase manufacturing capacity utilization by reducing the number of production lines by more than one-third, outsource production of low value-added items and construct a flexible, cost-effective production facility in Monterrey, Mexico to meet current and emerging marketplace needs. The program will result in a total net reduction of 1,500 positions across our supply chain over the three-year implementation period.

The original estimated pre-tax cost of the program announced in February 2007 was from $525 million to $575 million over three years. The total included from $475 million to $525 million in business realignment costs and approximately $50 million in project implementation costs. Total costs of $130.0 million were recorded in 2008 and $400.0 million were recorded in 2007 for this program. Excluding possible pension settlement charges in 2009 and 2010, we now expect total charges for the global supply chain transformation program to be at the upper end of the $575 million to $600 million range, reflecting our latest estimates for the cost of the original program and an expansion in scope of the program approved in December 2008. The expansion in the scope of the program will include approximately $25.0 million associated with the closure of two subscale manufacturing facilities of Artisan Confections Company, a wholly-owned subsidiary, and consolidation of the associated production into existing U.S. facilities, along with costs associated with the rationalization of other select portfolio items. The affected facilities are located in Berkeley and San Francisco, California. These additional business realignment charges will be recorded in 2009 and include severance for approximately 150 impacted employees.

In 2001, we acquired a small business in Brazil, Hershey do Brasil, that through 2007 had not gained profitable scale or adequate market distribution. In an effort to improve the performance of this business, in January 2008 Hershey do Brasil entered into a cooperative agreement with Bauducco. In the fourth quarter of 2007, we recorded a goodwill impairment charge and approved a business realignment program associated with initiatives to improve distribution and enhance the financial performance of our business in Brazil. Business realignment and impairment charges of $4.9 million were recorded in 2008 and $12.6 million were recorded in 2007.

In July 2005, we announced initiatives intended to advance our value-enhancing strategy (the "2005 business realignment initiatives"). The 2005 business realignment initiatives consisted primarily of U.S. and Canadian Voluntary Workforce Reduction Programs and the closure of the Las Piedras, Puerto Rico plant. Charges (credits) for the 2005 business realignment initiatives were recorded during 2005 and 2006 and the 2005 business realignment initiatives were completed by December 31, 2006.

Charges (credits) associated with business realignment initiatives and impairment recorded during 2008, 2007 and 2006 were as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Cost of sales			
2007 business realignment initiatives:			
Global supply chain transformation program	**$ 77,767**	$123,090	$ —
2005 business realignment initiatives	**—**	—	(1,599)
Previous business realignment initiatives	**—**	—	(1,600)
Total cost of sales	**77,767**	123,090	(3,199)
Selling, marketing and administrative			
2007 business realignment initiatives:			
Global supply chain transformation program	**8,102**	12,623	—
2005 business realignment initiatives	**—**	—	266
Total selling, marketing and administrative	**8,102**	12,623	266
Business realignment and impairment charges, net			
2008 impairment of trademarks	**45,739**	—	—
2007 business realignment initiatives:			
Global supply chain transformation program:			
Net (gain on sale)/impairment of fixed assets	**(4,882)**	47,938	—
Plant closure expense	**23,415**	13,506	—
Employee separation costs	**11,469**	176,463	—
Pension settlement loss	**12,501**	12,075	—
Contract termination costs	**1,637**	14,316	—
Brazilian business realignment:			
Goodwill impairment	**—**	12,260	—
Employee separation costs	**1,581**	310	—
Fixed asset impairment charges	**754**	—	—
Contract termination and other exit costs	**2,587**	—	—
2005 business realignment initiatives:			
U.S. voluntary workforce reduction program	**—**	—	9,972
U.S. facility rationalization	**—**	—	1,567
Streamline international operations (primarily Canada)	**—**	—	2,524
Previous business realignment initiatives	**—**	—	513
Total business realignment and impairment charges, net	**94,801**	276,868	14,576
Total net charges associated with business realignment initiatives and impairment	**$180,670**	$412,581	$11,643

Global Supply Chain Transformation Program

The 2008 charge of $77.8 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and start-up costs associated with the global supply chain transformation program. The $8.1 million recorded in selling, marketing and administrative expenses related primarily to project administration for the global supply chain transformation program. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. The $4.9 million of gains on sale of fixed assets resulted from the receipt of proceeds in excess of the carrying value primarily from the sale of a warehousing and distribution facility. The $23.4 million of plant closure expenses for 2008 related primarily to the preparation of plants for sale and production line removal costs.

Certain real estate with a carrying value of $15.8 million was being held for sale as of December 31, 2008. The global supply chain transformation program employee separation costs were related to involuntary terminations at the North American manufacturing facilities which are being closed. The global supply chain transformation program had identified six manufacturing facilities which would be closed. As of December 31, 2008, the facilities located in Dartmouth, Nova Scotia; Montreal, Quebec and Oakdale, California have been closed and sold. The facilities located in Naugatuck, Connecticut and Smiths Falls, Ontario have been closed and are being held for sale. The facility in Reading, Pennsylvania is being held and used pending closure, following which it will be offered for sale.

The 2007 charge of $123.1 million recorded in cost of sales for the global supply chain transformation program related primarily to the accelerated depreciation of fixed assets over a reduced estimated remaining useful life and costs related to inventory reductions. The $12.6 million recorded in selling, marketing and administrative expenses related primarily to project management and administration. In determining the costs related to fixed asset impairments, fair value was estimated based on the expected sales proceeds. Certain real estate with a carrying value of $40.2 million was being held for sale as of December 31, 2007. Employee separation costs included $79.0 million primarily for involuntary terminations at the six North American manufacturing facilities which were being closed. The employee separation costs also included $97.5 million for charges relating to pension and other post-retirement benefits curtailments and special termination benefits.

2008 Impairment of Trademarks

As a result of our annual impairment tests of intangible assets with useful lives determined to be indefinite, we recorded total impairment charges of $45.7 million in the fourth quarter of 2008. Certain trademarks, primarily the *Mauna Loa* brand, were determined to be impaired as a result of a decrease in the fair value of the brands resulting from reduced expectations for future sales and cash flows compared with the valuations of these trademarks at the acquisition dates.

Brazilian Business Realignment

The 2008 Brazilian business realignment charges and the 2007 employee separation costs were related to involuntary terminations and costs associated with office consolidation related to the cooperative agreement with Bauducco. During the fourth quarter of 2007, we completed our annual impairment evaluation of goodwill and other intangible assets. As a result of reduced expectations for future cash flows resulting primarily from lower expected profitability, we determined that the carrying amount of our wholly-owned subsidiary, Hershey do Brasil, exceeded its fair value and recorded a non-cash impairment charge of $12.3 million in December 2007. There was no tax benefit associated with this charge.

2005 Business Realignment Initiatives

The 2006 charges (credits) recorded in cost of sales relating to the 2005 business realignment initiatives included a credit of $1.6 million resulting from higher than expected proceeds from the sale of equipment from the Las Piedras plant. The charge recorded in selling, marketing and administrative expenses in 2006 resulted from accelerated depreciation relating to the termination of an office building lease. The net business realignment charges included $7.3 million for involuntary terminations in 2006.

The 2006 charges (credits) relating to previous business realignment initiatives which began in 2003 and 2001 resulted from the finalization of the sale of certain properties, adjustments to liabilities which had previously been recorded, and the impact of the settlement of litigation in connection with the 2003 business realignment initiatives.

Liabilities Associated with Business Realignment Initiatives

The liability balance as of December 31, 2008 relating to the 2007 business realignment initiatives was $31.0 million for employee separation costs to be paid primarily in 2009. The liability balance as of December 31, 2007 was $68.4 million, primarily related to employee separation costs. Charges for employee separation and contract termination costs of $12.9 million were recorded in 2008. During 2008 and 2007, we made payments against the liabilities recorded for the 2007 business realignment initiatives of $46.9 million and $13.2 million, respectively, principally related to employee separation and project administration. The liability balance as of December 31, 2008 was reduced by $3.4 million as a result of foreign currency translation adjustments.

4. COMMITMENTS AND CONTINGENCIES

We enter into certain obligations for the purchase of raw materials. These obligations are primarily in the form of forward contracts for the purchase of raw materials from third-party brokers and dealers. These contracts minimize the effect of future price fluctuations by fixing the price of part or all of these purchase obligations. Total obligations for each year consisted of fixed price contracts for the purchase of commodities and unpriced contracts that were valued using market prices as of December 31, 2008.

The cost of commodities associated with the unpriced contracts is variable as market prices change over future periods. We mitigate the variability of these costs to the extent that we have entered into commodities futures and options contracts to hedge our costs for those periods. Increases or decreases in market prices are offset by gains or losses on commodities futures contracts. Taking delivery of and making payments for the specific commodities for use in the manufacture of finished goods satisfies our obligations under the forward purchase contracts. For each of the three years in the period ended December 31, 2008, we satisfied these obligations by taking delivery of and making payment for the specific commodities.

As of December 31, 2008, we had entered into purchase agreements with various suppliers. Subject to meeting our Company's quality standards, the purchase obligations covered by these agreements were as follows as of December 31, 2008:

Obligations	2009	2010	2011	2012
In millions of dollars				
Purchase obligations	$1,103.4	$492.4	$122.1	$84.9

We have commitments under various operating leases. Future minimum payments under non-cancelable operating leases with a remaining term in excess of one year were as follows as of December 31, 2008:

Lease Commitments	2009	2010	2011	2012	2013	Thereafter
In millions of dollars						
Future minimum rental payments	$14.9	$11.2	$8.9	$8.0	$4.3	$13.9

Our Company has a number of facilities that contain varying amounts of asbestos in certain locations within the facilities. Our asbestos management program is compliant with current applicable regulations. Current regulations require that we handle or dispose of this type of asbestos in a special manner if such facilities undergo major renovations or are demolished. We believe we do not have sufficient information to estimate the fair value of any asset retirement obligations related to these facilities. We cannot specify the settlement date or range of potential settlement dates and, therefore, sufficient information is not available to apply an expected present value technique. We expect to maintain the facilities with repairs and maintenance activities that would not involve or require the removal of asbestos.

As of December 31, 2008, certain real estate associated with the closure of facilities under the global supply chain transformation program was being held for sale. We are not aware of any significant obligations related to the environmental remediation of these facilities which has not been reflected in our current estimates.

In connection with its pricing practices, the Company is the subject of an antitrust investigation by the Canadian Competition Bureau. In addition, the U.S. Department of Justice notified the Company that it opened an inquiry but has not requested any information or documents. The European Commission had requested information and informed the Company that it had closed its file. The Company is also party to approximately 92 related civil antitrust suits in the United States and nine in Canada. Certain of these claims contain class action allegations, instituted on behalf of direct purchasers of our products as well as indirect purchasers that purchase our products for use or for resale. These suits allege conspiracies in restraint of trade in connection with the pricing practices of the Company. Several other chocolate confectionery companies are the subject of investigations and/or inquiries by the government entities referenced above and have also been named as defendants in the same litigation. One Canadian wholesaler is also a subject of the Canadian investigation and is a defendant in certain of the lawsuits. While it is not feasible to predict the final outcome of these proceedings, in our opinion they should not have a material adverse effect on the financial position, liquidity or results of operations of the Company. The Company is cooperating with the government investigations and inquiries and intends to defend the lawsuits vigorously.

We have no other material pending legal proceedings, other than ordinary routine litigation incidental to our business.

5. DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

We account for derivative instruments in accordance with SFAS No. 133, which requires us to recognize all derivative instruments at fair value. We classify derivatives as assets or liabilities on the balance sheet. Accounting for the change in fair value of the derivative depends on:

- whether the instrument qualifies for, and has been designated as, a hedging relationship; and
- the type of hedging relationship.

There are three types of hedging relationships:

- cash flow hedge;
- fair value hedge; and
- hedge of foreign currency exposure of a net investment in a foreign operation.

As of December 31, 2008, all of our derivative instruments were classified as cash flow hedges.

Objectives, Strategies and Accounting Policies Associated with Derivative Instruments

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures. We enter into interest rate swaps and foreign exchange forward contracts and options for periods consistent with their related underlying exposures. We enter into commodities futures and options contracts for varying periods. Our commodities futures and options contracts are effective as hedges of market price risks associated with anticipated raw material purchases, energy requirements and transportation costs.

We do not hold or issue derivative instruments for trading purposes and are not a party to any instruments with leverage or prepayment features. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We mitigate this risk by performing financial assessments prior to contract execution, conducting periodic evaluations of counterparty performance and maintaining a diverse portfolio of qualified counterparties. We do not expect any significant losses from counterparty defaults.

Interest Rate Swaps

In order to minimize financing costs and to manage interest rate exposure, from time to time, we enter into interest rate swap agreements.

In December 2005, we entered into forward swap agreements to hedge interest rate exposure related to $500 million of term financing to be executed during 2006. In February 2006, we terminated a forward swap agreement hedging the anticipated execution of $250 million of term financing because the transaction was no longer expected to occur by the originally specified time period or within an additional two-month period of time thereafter. We recorded a gain of $1.0 million in the first quarter of 2006 as a result of the discontinuance of this cash flow hedge. In August 2006, a forward swap agreement hedging the anticipated issuance of $250 million of 10-year notes matured resulting in cash receipts of $3.7 million. The $3.7 million gain on the swap will be amortized as a reduction to interest expense over the term of the $250 million of 5.45% Notes due September 1, 2016.

We included gains and losses on these interest rate swap agreements in other comprehensive income. We recognized the gains and losses on these interest rate swap agreements as an adjustment to interest expense in the same period as the hedged interest payments affected earnings.

As of December 31, 2008 and 2007, we were not a party to any interest rate swap agreements.

We classify cash flows from interest rate swap agreements as net cash provided from operating activities on the Consolidated Statements of Cash Flows.

Our risk related to the swap agreements is limited to the cost of replacing the agreements at prevailing market rates.

Foreign Exchange Forward Contracts

We enter into foreign exchange forward contracts to hedge transactions primarily related to commitments and forecasted purchases of equipment, raw materials and finished goods denominated in foreign currencies. We may also hedge payment of forecasted intercompany transactions with our subsidiaries outside the United States. These contracts reduce currency risk from exchange rate movements. We generally hedge foreign currency price risks for periods from 3 to 24 months.

Foreign exchange forward contracts are effective as hedges of identifiable, foreign currency commitments. Since there is a direct relationship between the foreign currency derivatives and the foreign currency denomination of the transactions, the derivatives are highly effective in hedging cash flows related to transactions denominated in the corresponding foreign currencies. We designate our foreign exchange forward contracts as cash flow hedging derivatives.

These contracts meet the criteria for cash flow hedge accounting treatment. Accordingly, we include related gains and losses in other comprehensive income. Subsequently, we recognize the gains and losses in cost of sales or selling, marketing and administrative expense in the same period that the hedged items affect earnings. In entering into these contracts, we have assumed the risk that might arise from the possible inability of counterparties to meet the terms of their contracts. We do not expect any significant losses from counterparty defaults.

We classify the fair value of foreign exchange forward contracts as prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets. We report the offset to the futures and options contracts in accumulated other comprehensive loss, net of income taxes. We record gains and losses on these contracts as a component of other comprehensive income and reclassify them into earnings in the same period during which the hedged transaction affects earnings. On hedges associated with the purchase of equipment, we designate the related cash flows as net cash flows (used by) provided from investing activities on the Consolidated Statements of Cash Flows. We classify cash flows from other foreign exchange forward contracts as net cash provided from operating activities.

Commodities Futures and Options Contracts

We enter into commodities futures and options contracts to reduce the effect of raw material price fluctuations and to hedge transportation costs. We generally hedge commodity price risks for 3 to 24 month periods. The commodities futures and options contracts are highly effective in hedging price risks for our raw material requirements and transportation costs. Because our commodities futures and options contracts meet hedge criteria, we account for them as cash flow hedges. Accordingly, we include gains and losses on hedging in other comprehensive income. We recognize gains and losses ratably in cost of sales in the same period that we record the hedged raw material requirements in cost of sales.

We use exchange traded futures contracts to fix the price of unpriced physical forward purchase contracts. Physical forward purchase contracts meet the SFAS No. 133 definition of "normal purchases and sales" and, therefore, are not accounted for as derivative instruments. On a daily basis, we receive or make cash transfers reflecting changes in the value of futures contracts (unrealized gains and losses). As mentioned above, such gains and losses are included as a component of other comprehensive income. The cash transfers offset higher or lower cash requirements for payment of future invoice prices for raw materials, energy requirements and transportation costs. Futures held in excess of the amount required to fix the price of unpriced physical forward contracts are effective as hedges of anticipated purchases.

Hedge Effectiveness—Commodities

We perform an assessment of hedge effectiveness for commodities futures and options contracts on a quarterly basis. Because of the rollover strategy used for commodities futures contracts, as required by futures market conditions, some ineffectiveness may result in hedging forecasted manufacturing requirements. This occurs as we switch futures contracts from nearby contract positions to contract positions that are required to fix the price of anticipated manufacturing requirements. Hedge ineffectiveness may also result from variability in basis differentials associated with the purchase of raw materials for manufacturing requirements. In accordance with SFAS No. 133, we record the ineffective portion of gains or losses on commodities futures and options contracts currently in cost of sales.

The prices of commodities futures contracts reflect delivery to the same locations where we take delivery of the physical commodities. Therefore, there is no ineffectiveness resulting from differences in location between the derivative and the hedged item.

Summary of Activity

Our cash flow hedging derivative activity during the last three years was as follows:

For the years ended December 31, In millions of dollars	2008	2007	2006
Net after-tax gains on cash flow hedging derivatives	**$ 11.5**	$6.8	$11.4
Reclassification adjustments from accumulated other comprehensive income to income, net of tax	**(34.1)**	.2	(5.3)
Hedge ineffectiveness (losses) gains recognized in cost of sales, before tax	**(.1)**	(.5)	2.0

- Net gains and losses on cash flow hedging derivatives were primarily associated with commodities futures contracts.
- Reclassification adjustments, from accumulated other comprehensive income (loss) to income, related to gains or losses on commodities futures contracts were reflected in cost of sales. Gains on interest rate swaps were reflected as an adjustment to interest expense.
- We recorded a gain of $1.0 million in 2006 as a result of the discontinuance of an interest rate swap because the hedged transaction was no longer expected to occur. No other gains or losses on cash flow hedging derivatives resulted because we discontinued a hedge due to the probability that the forecasted hedged transaction would not occur.
- We recognized no components of gains or losses on cash flow hedging derivatives in income due to excluding such components from the hedge effectiveness assessment.

The amount of net losses on cash flow hedging derivatives, including foreign exchange forward contracts, interest rate swap agreements and commodities futures contracts, expected to be reclassified into earnings in the next twelve months was approximately $17.0 million after tax as of December 31, 2008. This amount was primarily associated with commodities futures contracts.

6. COMPREHENSIVE INCOME

The presentation of other comprehensive income for the year ended December 31, 2006 was adjusted to exclude the impact of the adoption of SFAS No. 158. A summary of the components of comprehensive income is as follows:

For the year ended December 31, 2008 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			**$ 311,405**
Other comprehensive income (loss):			
Foreign currency translation adjustments	**$ (74,563)**	**$ —**	**(74,563)**
Pension and post-retirement benefit plans	**(385,482)**	**150,694**	**(234,788)**
Cash flow hedges:			
Gains on cash flow hedging derivatives	**17,886**	**(6,390)**	**11,496**
Reclassification adjustments	**(53,297)**	**19,223**	**(34,074)**
Total other comprehensive loss	**$(495,456)**	**$163,527**	**(331,929)**
Comprehensive loss			**$ (20,524)**

For the year ended December 31, 2007 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$ 214,154
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ 44,845	$ —	44,845
Pension and post-retirement benefit plans	104,942	(46,535)	58,407
Cash flow hedges:			
Gains on cash flow hedging derivatives	10,623	(3,838)	6,785
Reclassification adjustments	252	(79)	173
Total other comprehensive income	$ 160,662	$ (50,452)	110,210
Comprehensive income			$ 324,364

For the year ended December 31, 2006 In thousands of dollars	Pre-Tax Amount	Tax (Expense) Benefit	After-Tax Amount
Net income			$ 559,061
Other comprehensive income (loss):			
Foreign currency translation adjustments	$ (278)	$ —	(278)
Minimum pension liability adjustments	5,395	(2,035)	3,360
Cash flow hedges:			
Gains on cash flow hedging derivatives	18,206	(6,847)	11,359
Reclassification adjustments	(8,370)	3,034	(5,336)
Total other comprehensive income	$ 14,953	$ (5,848)	9,105
Comprehensive income			$ 568,166

Comprehensive income is included on the Consolidated Statements of Stockholders' Equity. The components of accumulated other comprehensive loss, as shown on the Consolidated Balance Sheets, are as follows:

December 31, In thousands of dollars	2008	2007
Foreign currency translation adjustments	**$ (29,753)**	$ 44,810
Pension and post-retirement benefit plans, net of tax	**(314,353)**	(79,565)
Cash flow hedges, net of tax	**(15,802)**	6,776
Total accumulated other comprehensive loss	**$(359,908)**	$(27,979)

7. FINANCIAL INSTRUMENTS

The carrying amounts of financial instruments including cash and cash equivalents, accounts receivable, accounts payable and short-term debt approximated fair value as of December 31, 2008 and 2007, because of the relatively short maturity of these instruments.

The carrying value of long-term debt, including the current portion, was $1,524.3 million as of December 31, 2008, compared with a fair value of $1,595.0 million based on quoted market prices for the same or similar debt issues. The carrying value of long-term debt, including the current portion, was $1,286.1 million as of December 31, 2007 compared with a fair value of $1,331.1 million.

Foreign Exchange Forward Contracts

For information on the objectives, strategies and accounting polices related to our use of foreign exchange forward contracts, see Note 5, Derivative Instruments and Hedging Activities.

The following table summarizes our foreign exchange activity:

December 31,	2008		2007	
In millions of dollars	Contract Amount	Primary Currencies	Contract Amount	Primary Currencies
Foreign exchange forward contracts to purchase foreign currencies	**$0.8**	Euros Swiss francs Mexican pesos	$13.8	British pounds Australian dollars Euros
Foreign exchange forward contracts to sell foreign currencies	**$68.1**	Canadian dollars Australian dollars	$86.7	Canadian dollars Brazilian reais Mexican pesos

The fair value of foreign exchange forward contracts is included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities, as appropriate.

We define the fair value of foreign exchange forward contracts as the amount of the difference between contracted and current market foreign currency exchange rates at the end of the period. On a quarterly basis, we estimate the fair value of foreign exchange forward contracts by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

The combined fair value of our foreign exchange forward contracts included in prepaid expenses and other current assets, other non-current assets, accrued liabilities or other long-term liabilities on the Consolidated Balance Sheets was as follows:

December 31, In millions of dollars	2008	2007
Fair value of foreign exchange forward contracts, net—asset (liability)	**$10.3**	$(2.1)

8. FAIR VALUE ACCOUNTING

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157"). SFAS No. 157 applies a consistent definition to fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements.

SFAS No. 157 establishes a fair value measurement hierarchy to price a particular asset or liability. The fair value of the asset or liability is determined based on inputs or assumptions that market participants would use in pricing the asset or liability. These assumptions consist of (1) observable inputs—market data obtained from independent sources, or (2) unobservable inputs—market data determined using the company's own assumptions about valuation.

SFAS No. 157 establishes a fair value hierarchy to prioritize the inputs to valuation techniques, with the highest priority being given to Level 1 inputs and the lowest priority to Level 3 inputs, as defined below:

- Level 1 Inputs—quoted prices in active markets for identical assets or liabilities;
- Level 2 Inputs—quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar instruments in markets that are not active; inputs other than quoted prices that are observable; and inputs that are derived from or corroborated by observable market data by correlation; and
- Level 3 Inputs—unobservable inputs used to the extent that observable inputs are not available. These reflect the entity's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

In addition, SFAS No. 157 requires disclosures about the use of fair value to measure assets and liabilities to enable the assessment of inputs used to develop fair value measures, and for unobservable inputs, to determine the effects of the measurements on earnings.

Effective January 1, 2008, we partially adopted SFAS No. 157 and have applied its provisions to financial assets and liabilities that are recognized or disclosed at fair value on a recurring basis (at least annually). We have not yet adopted SFAS No. 157 for nonfinancial assets and liabilities, in accordance with FASB Staff Position 157-2, *Effective Date of FASB Statement No. 157* ("FSP 157-2"). FSP 157-2 defers the effective date of SFAS No. 157 to January 1, 2009, for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed on a recurring basis.

We use certain derivative instruments, from time to time, to manage interest rate, foreign currency exchange rate and commodity market price risk exposures, all of which are recorded at fair value based on quoted market prices or rates.

A summary of our cash flow hedging derivative assets and liabilities measured at fair value on a recurring basis as of December 31, 2008, is as follows:

Description	Fair Value as of December 31, 2008	Quoted Prices in Active Markets of Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
In thousands of dollars				
Assets				
Cash flow hedging derivatives ...	**$31,087**	**$20,027**	**$11,060**	**$—**
Liabilities				
Cash flow hedging derivatives ...	**$ 763**	**$ —**	**$ 763**	**$—**

As of December 31, 2008, cash flow hedging derivative Level 1 assets were related to cash transfers receivable on commodities futures contracts reflecting the change in quoted market prices on the last trading day for the period. We account for commodities futures contracts in accordance with SFAS No. 133. We make or receive cash transfers to or from commodity futures brokers on a daily basis reflecting changes in the value of futures contracts on the IntercontinentalExchange or various other exchanges. These changes in value represent unrealized gains and losses.

As of December 31, 2008, cash flow hedging derivative Level 2 assets and liabilities were principally related to the fair value of foreign exchange forward contracts. We define the fair value of foreign exchange forward contracts as the amount of the difference between the contracted and current market foreign currency exchange rates at the end of the period. We estimate the fair value of foreign exchange forward contracts on a quarterly basis by obtaining market quotes of spot and forward rates for contracts with similar terms, adjusted where necessary for maturity differences.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, *The Fair Value Option for Financial Assets and Financial Liabilities—Including an amendment of FASB Statement No. 115* ("SFAS No. 159"). SFAS No. 159 permits entities to choose to measure many financial instruments and other items at fair value. The objective of SFAS No. 159 is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions.

As of January 1, 2008, we elected not to adopt the fair value option under SFAS No. 159 for any financial instruments or other items.

9. INTEREST EXPENSE

Net interest expense consisted of the following:

For the years ended December 31,	2008	2007	2006
In thousands of dollars			
Long-term debt and lease obligations	**$88,726**	$ 80,351	$ 71,546
Short-term debt	**16,731**	43,485	46,269
Capitalized interest	**(5,779)**	(2,770)	(77)
Interest expense, gross	**99,678**	121,066	117,738
Interest income	**(1,802)**	(2,481)	(1,682)
Interest expense, net	**$97,876**	$118,585	$116,056

10. SHORT-TERM DEBT

As a source of short-term financing, we utilize commercial paper, or bank loans with an original maturity of three months or less. Credit agreements entered into over the last three years were as follows:

Date of Agreement	Type of Agreement	Purpose	Credit Limit
August 2007 (terminated June 2008)	Unsecured revolving credit agreement	General corporate purposes	$300 million
December 2006 (term extended in 2007, now expires December 2012)	Unsecured revolving credit agreement	General corporate purposes	$1.1 billion Option to borrow $400 million more
September 2006 (expired December 2006)	Letter amendment	Extend terms of March 2006 agreement	$200 million
March 2006 (expired September 2006)	Unsecured revolving credit agreement	Seasonal working capital Share repurchases Other business activities	$400 million

The December 2006 unsecured committed revolving credit agreement contains a financial covenant whereby the ratio of (a) pre-tax income from operations from the most recent four fiscal quarters to (b) consolidated interest expense for the most recent four fiscal quarters may not be less than 2.0 to 1 at the end of each fiscal quarter. The credit agreement contains customary representations and warranties and events of default. Payment of outstanding advances may be accelerated, at the option of the lenders, should we default in our obligation under the credit agreement. As of December 31, 2008, we complied with all customary affirmative and negative covenants and the financial covenant pertaining to our credit agreement. There were no significant compensating balance agreements that legally restricted these funds.

In addition to the revolving credit facility, we maintain lines of credit with domestic and international commercial banks. Our credit limit in various currencies was $67.1 million in 2008 and $57.0 million in 2007. These lines permit us to borrow at the banks' prime commercial interest rates, or lower. We had short-term foreign bank loans against these lines of credit for $28.1 million in 2008 and $22.5 million in 2007.

The maximum amount of our short-term borrowings during 2008 was $767.1 million. The weighted-average interest rate on short-term borrowings outstanding was 1.2% as of December 31, 2008 and 4.5% as of December 31, 2007.

We pay commitment fees to maintain our lines of credit. The average fee during 2008 was less than .1% per annum of the commitment.

We maintain a consolidated cash management system that includes overdraft positions in certain accounts at several banks. We have the contractual right of offset for the accounts with overdrafts. These offsets reduced cash and cash equivalents by $3.3 million as of December 31, 2008 and $5.9 million as of December 31, 2007.

11. LONG-TERM DEBT

Long-term debt consisted of the following:

December 31, In thousands of dollars	2008	2007
5.30% Notes due 2011	**$ 250,000**	$ 250,000
6.95% Notes due 2012	**150,000**	150,000
5.00% Notes due 2013	**250,000**	—
4.85% Notes due 2015	**250,000**	250,000
5.45% Notes due 2016	**250,000**	250,000
8.8% Debentures due 2021	**100,000**	100,000
7.2% Debentures due 2027	**250,000**	250,000
Other obligations, net of unamortized debt discount	**24,338**	36,069
Total long-term debt	**1,524,338**	1,286,069
Less—current portion	**18,384**	6,104
Long-term portion	**$1,505,954**	$1,279,965

Aggregate annual maturities during the next five years are as follows:

- 2009—$18.4 million
- 2010—$3.0 million
- 2011—$253.3 million
- 2012—$151.8 million
- 2013—$250.0 million

Our debt is principally unsecured and of equal priority. None of our debt is convertible into our Common Stock.

12. INCOME TAXES

Our income (loss) before income taxes was as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Domestic	**$568,282**	$ 456,856	$860,655
Foreign	**(76,260)**	(116,614)	15,847
Income before income taxes	**$492,022**	$ 340,242	$876,502

The 2008 and 2007 foreign losses before income taxes were due primarily to the business realignment and impairment charges recorded during each year.

Our provision for income taxes was as follows:

For the years ended December 31, In thousands of dollars	2008	2007	2006
Current:			
Federal	**$181,611**	$ 208,754	$279,017
State	**13,839**	26,082	20,569
Foreign	**2,292**	15,528	13,682
Current provision for income taxes	**197,742**	250,364	313,268
Deferred:			
Federal	**(11,855)**	(74,658)	(381)
State	**1,843**	(10,324)	11,018
Foreign	**(7,113)**	(39,294)	(6,464)
Deferred income tax (benefit) provision	**(17,125)**	(124,276)	4,173
Total provision for income taxes	**$180,617**	$ 126,088	$317,441

The income tax benefits associated with the exercise of non-qualified stock options reduced accrued income taxes on the Consolidated Balance Sheets by $1.4 million as of December 31, 2008 and by $9.9 million as of December 31, 2007. We credited additional paid-in capital to reflect these income tax benefits. The deferred income tax benefit in 2008 and 2007 primarily reflected the tax effect of the charges for the global supply chain transformation program recorded during the year.

Deferred taxes reflect temporary differences between the tax basis and financial statement carrying value of assets and liabilities. The tax effects of the significant temporary differences that comprised the deferred tax assets and liabilities were as follows:

December 31, In thousands of dollars	2008	2007
Deferred tax assets:		
Post-retirement benefit obligations	**$122,815**	$154,174
Accrued expenses and other reserves	**103,694**	126,032
Stock-based compensation	**63,122**	55,003
Accrued trade promotion reserves	**4,819**	6,107
Pension	**1,177**	—
Net operating loss carryforwards	**25,199**	26,792
Other	**25,671**	14,096
Gross deferred tax assets	**346,497**	382,204
Valuation allowance	**(30,814)**	(28,029)
Total deferred tax assets	**315,683**	354,175
Deferred tax liabilities:		
Property, plant and equipment, net	**164,629**	200,478
Pension	**—**	163,461
Acquired intangibles	**33,350**	48,756
Inventories	**31,404**	34,008
Other	**5,228**	4,646
Total deferred tax liabilities	**234,611**	451,349
Net deferred tax (assets) liabilities	**$(81,072)**	$ 97,174
Included in:		
Current deferred tax assets, net	**(70,903)**	(83,668)
Non-current deferred tax assets, net	**(13,815)**	—
Non-current deferred tax liabilities, net	**3,646**	180,842
Net deferred tax (assets) liabilities	**$(81,072)**	$ 97,174

The change from a position of a net deferred tax liability as of December 31, 2007 to a position of a net deferred tax asset as of December 31, 2008, resulted primarily from the significant pension plan asset losses in 2008 as noted in the change in plan assets in Note 13, Pension and Other Post-Retirement Benefit Plans.

We believe that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets. The valuation allowances as of December 31, 2008 and 2007 were primarily related to tax loss carryforwards from operations in various foreign tax jurisdictions. Additional information on income tax benefits and expenses related to components of accumulated other comprehensive income (loss) is provided in Note 6, Comprehensive Income.

The following table reconciles the Federal statutory income tax rate with our effective income tax rate:

For the years ended December 31,	2008	2007	2006
Federal statutory income tax rate	**35.0%**	35.0%	35.0%
Increase (reduction) resulting from:			
State income taxes, net of Federal income tax benefits	**2.2**	2.2	2.8
Qualified production income deduction	**(1.7)**	(1.7)	(.9)
Business realignment initiatives	**.7**	1.1	—
Other, net	**.5**	.5	(.7)
Effective income tax rate	**36.7%**	37.1%	36.2%

The effective income tax rate for 2008 was higher by 0.7 percentage points and the effective income tax rate for 2007 was higher by 1.1 percentage points resulting from the impact of tax rates associated with business realignment and impairment charges.

In June 2006, the FASB issued FASB Interpretation No. 48, *Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109* ("FIN No. 48"). FIN No. 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with Statement of Financial Accounting Standards No. 109, *Accounting for Income Taxes*. FIN No. 48 describes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition.

We adopted the provisions of FIN No. 48 as of January 1, 2007. The adoption of FIN No. 48 did not result in a significant change to the liability for unrecognized tax benefits, less offsetting long-term tax assets.

A reconciliation of the beginning and ending amount of unrecognized tax benefits is as follows:

December 31, In thousands of dollars	2008	2007
Balance at beginning of year	**$74,724**	$79,040
Additions for tax positions taken during prior years	**1,436**	4,385
Reductions for tax positions taken during prior years	**(7,150)**	(7,819)
Additions for tax positions taken during the current year	**7,885**	10,388
Settlements	**(9,295)**	(5,900)
Expiration of statutes of limitations	**(9,600)**	(5,370)
Balance at end of year	**$58,000**	$74,724

The total amount of unrecognized tax benefits that, if recognized, would affect the effective tax rate was $39.2 million as of December 31, 2008, and $49.5 million as of December 31, 2007.

We report accrued interest and penalties related to unrecognized tax benefits in income tax expense. We recognized interest (net of federal benefit) and penalties of $4.7 million during 2008, $.4 million during 2007 and $1.4 million during 2006. Accrued interest and penalties were $27.1 million as of December 31, 2008 and $20.8 million as of December 31, 2007.

We file income tax returns in the U.S. federal jurisdiction and various state and foreign jurisdictions. A number of years may elapse before an uncertain tax position, for which we have unrecognized tax benefits, is audited and finally resolved. While it is often difficult to predict the final outcome or the timing of resolution of any particular uncertain tax position, we believe that our unrecognized tax benefits reflect the most likely outcome. We adjust these unrecognized tax benefits, as well as the related interest, in light of changing facts and circumstances. Settlement of any particular position could require the use of cash. Favorable resolution would be recognized as a reduction to our effective income tax rate in the period of resolution.

The number of years with open tax audits varies depending on the tax jurisdiction. Our major taxing jurisdictions include the United States (federal and state) and Canada. During the first quarter of 2008, the U.S. Internal Revenue Service ("IRS") commenced its audit of our U.S. income tax returns for 2005 and 2006. It is our understanding that the IRS does not intend to audit 2004. We are no longer subject to U.S. federal examinations by the IRS for years before 2004 and various tax examinations by state taxing authorities could be conducted for years beginning in 2002. We are no longer subject to Canadian federal income tax examinations by the Canada Revenue Agency ("CRA") for years before 1999. U.S. and Canadian federal audit issues typically involve the timing of deductions and transfer pricing adjustments. We work with the IRS and the CRA to resolve proposed audit adjustments and to minimize the amount of adjustments. We do not anticipate that any potential tax adjustments will have a significant impact on our financial position or results of operations.

We reasonably expect reductions in the liability for unrecognized tax benefits of approximately $16.0 million within the next twelve months because of the expiration of statutes of limitations and settlements of tax audits.

13. PENSION AND OTHER POST-RETIREMENT BENEFIT PLANS

We sponsor a number of defined benefit pension plans. Our policy is to fund domestic pension liabilities in accordance with the minimum and maximum limits imposed by the Employee Retirement Income Security Act of 1974 ("ERISA") and Federal income tax laws. We fund non-domestic pension liabilities in accordance with laws and regulations applicable to those plans.

We have two post-retirement benefit plans: health care and life insurance. The health care plan is contributory, with participants' contributions adjusted annually. The life insurance plan is non-contributory.

Effective December 31, 2006, we adopted SFAS No. 158. The provisions of SFAS No. 158 required that the funded status of our pension plans and the benefit obligations of our post-retirement benefit plans be recognized in our balance sheet. The provisions of SFAS No. 158 also revised employers' disclosures about pension and other post-retirement benefit plans. SFAS No. 158 did not change the measurement or recognition of these plans, although it did require that plan assets and benefit obligations be measured as of the balance sheet date. We have historically measured the plan assets and benefit obligations as of our balance sheet date.

Obligations and Funded Status

A summary of the changes in benefit obligations and plan assets is as follows:

December 31, In thousands of dollars	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Change in benefit obligation				
Projected benefits obligation at beginning of year	**$1,033,322**	$1,065,342	**$ 362,916**	$ 345,116
Service cost	**29,601**	43,462	**1,752**	3,899
Interest cost	**59,409**	59,918	**20,299**	19,762
Plan amendments	**344**	2,098	**—**	—
Actuarial loss (gain)	**10,297**	(58,905)	**(42,314)**	(25,543)
Special termination benefits	**83**	46,827	**—**	652
Curtailment	**—**	(16,687)	**—**	36,138
Settlement	**(80,381)**	(90,806)	**—**	—
Medicare drug subsidy	**—**	—	**1,488**	2,257
Currency translation and other	**(20,202)**	20,309	**(2,668)**	3,445
Benefits paid	**(68,876)**	(38,236)	**(26,073)**	(22,810)
Benefits obligation at end of year	**963,597**	1,033,322	**315,400**	362,916
Change in plan assets				
Fair value of plan assets at beginning of year	**1,387,317**	1,393,301	**—**	—
Actual (loss) return on plan assets	**(325,238)**	89,654	**—**	—
Employer contribution	**32,759**	15,836	**24,585**	20,553
Settlement	**(80,381)**	(90,806)	**—**	—
Medicare drug subsidy	**—**	—	**1,488**	2,257
Currency translation and other	**(22,774)**	17,568	**—**	—
Benefits paid	**(68,876)**	(38,236)	**(26,073)**	(22,810)
Fair value of plan assets at end of year	**922,807**	1,387,317	**—**	—
Funded status at end of year	**$ (40,790)**	$ 353,995	**$(315,400)**	$(362,916)

The accumulated benefit obligation for all defined benefit pension plans was $942.1 million as of December 31, 2008 and $1.0 billion as of December 31, 2007.

We made total contributions to the pension plans of $32.8 million during 2008. In 2007, we made total contributions of $15.8 million to the pension plans. For 2009, there will be no significant minimum funding requirements for our pension plans.

Amounts recognized in the Consolidated Balance Sheets consisted of the following:

December 31, In thousands of dollars	Pension Benefits		Other Benefits	
	2008	2007	2008	2007
Other assets	**$ 31,509**	$416,032	**$ —**	$ —
Accrued liabilities	**(11,105)**	(31,916)	**(30,399)**	(32,208)
Other long-term liabilities	**(61,194)**	(30,121)	**(285,001)**	(330,708)
Total	**$(40,790)**	$353,995	**$(315,400)**	$(362,916)

Amounts recognized in accumulated other comprehensive loss, net of tax, consisted of the following:

December 31,	Pension Benefits		Other Benefits	
In thousands of dollars	2008	2007	2008	2007
Actuarial net (loss) gain	**$(335,424)**	$(70,000)	**$16,588**	$(13,645)
Net prior service credit	**3,015**	2,374	**1,468**	1,706
Total	**$(332,409)**	$(67,626)	**$18,056**	$(11,939)

Plans with accumulated benefit obligations in excess of plan assets were as follows:

December 31, In thousands of dollars	2008	2007
Projected benefit obligation	**$421,338**	$63,014
Accumulated benefit obligation	**410,470**	55,623
Fair value of plan assets	**349,131**	977

Components of Net Periodic Benefit (Income) Cost and Other Amounts Recognized in Other Comprehensive Income

Net periodic benefit (income) cost for our pension and other post-retirement plans consisted of the following:

For the years ended December 31,	Pension Benefits			Other Benefits		
In thousands of dollars	2008	2007	2006	2008	2007	2006
Service cost	**$ 29,601**	$ 43,462	$ 55,759	**$ 1,752**	$ 3,899	$ 5,718
Interest cost	**59,409**	59,918	58,586	**20,299**	19,762	19,083
Expected return on plan assets	**(107,518)**	(115,956)	(106,066)	**—**	—	—
Amortization of prior service cost (credit)	**1,285**	1,936	3,981	**(458)**	(151)	192
Amortization of unrecognized transition balance	**—**	—	59	**—**	—	—
Amortization of net (gain) loss	**(520)**	1,095	12,128	**(3)**	1,218	3,705
Administrative expenses	**383**	563	889	**—**	—	—
Net periodic benefit (income) cost	**(17,360)**	(8,982)	25,336	**21,590**	24,728	28,698
Special termination benefits	**173**	46,827	269	**—**	652	—
Curtailment loss	**—**	8,400	49	**—**	41,653	113
Settlement loss	**15,297**	11,753	28	**—**	—	—
Total amount reflected in earnings	**$ (1,890)**	$ 57,998	$ 25,682	**$21,590**	$67,033	$28,811

The special termination benefits charges, curtailment losses and settlement losses recorded in 2008 and 2007 were primarily related to the global supply chain transformation program. The amounts recorded during 2006 were primarily associated with a Voluntary Workforce Reduction Program. We discuss both of these programs in Note 3, Business Realignment Initiatives.

Amounts recognized in other comprehensive loss (income) and net periodic benefit (income) cost before tax for our pension and other post-retirement plans consisted of the following:

For the years ended December 31,	Pension Benefits 2008	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2008	Other Benefits 2007	Other Benefits 2006
In thousands of dollars						
Actuarial net loss (gain)	**$428,276**	$(58,481)	$ —	**$(42,311)**	$(41,594)	$ —
Prior service (credit) cost	**(941)**	(4,975)	—	**458**	108	—
Minimum pension liability	**—**	—	5,395	**—**	—	—
Total recognized in other comprehensive loss (income)	**$427,335**	$(63,456)	$ 5,395	**$(41,853)**	$(41,486)	$ —
Total recognized in net periodic benefit (income) cost and other comprehensive loss (income)	**$409,975**	$(72,438)	$30,731	**$(20,263)**	$(16,758)	$28,698

The estimated amounts for the defined benefit pension plans and the post-retirement benefit plans that will be amortized from accumulated other comprehensive income (loss) into net periodic benefit (income) cost over the next fiscal year are as follows (in thousands):

	Pension Plans	Post-Retirement Benefit Plans
Amortization of net actuarial loss (gain)	$33,630	$(114)
Amortization of prior service cost (credit)	$ 1,202	$(475)

Assumptions

Certain weighted-average assumptions used in computing the benefit obligations as of December 31, 2008 were as follows:

	Pension Benefits 2008	Pension Benefits 2007	Other Benefits 2008	Other Benefits 2007
Discount rate	**6.4%**	6.2%	**6.4%**	6.2%
Rate of increase in compensation levels	**4.7%**	4.8%	**N/A**	N/A

For measurement purposes as of December 31, 2008, we assumed an 8.0% annual rate of increase in the per capita cost of covered health care benefits for 2009, grading down to 5.0% by 2012.

For measurement purposes as of December 31, 2007, we assumed a 9.0% annual rate of increase in the per capita cost of covered health care benefits for 2008, grading down to 5.0% by 2012.

Certain weighted-average assumptions used in computing net periodic benefit (income) cost are as follows:

For the years ended December 31,	Pension Benefits 2008	Pension Benefits 2007	Pension Benefits 2006	Other Benefits 2008	Other Benefits 2007	Other Benefits 2006
Discount rate	**6.3%**	5.8%	5.4%	**6.3%**	5.8%	5.4%
Expected long-term return on plan assets	**8.5%**	8.5%	8.5%	**N/A**	N/A	N/A
Rate of compensation increase	**4.7%**	4.7%	4.8%	**N/A**	N/A	N/A

We based the asset return assumption of 8.5% for 2008, 2007 and 2006 on current and expected asset allocations, as well as historical and expected returns on the plan asset categories. The historical geometric average return over the 21 years prior to December 31, 2008, was approximately 7.7%.

Assumed health care cost trend rates have a significant effect on the amounts reported for the post-retirement health care plans. A one-percentage point change in assumed health care cost trend rates would have the following effects:

Impact of assumed health care cost trend rates	One-Percentage Point Increase	One-Percentage Point (Decrease)
In thousands of dollars		
Effect on total service and interest cost components	$ 466	$ (421)
Effect on post-retirement benefit obligation	5,258	(4,840)

Plan Assets

The following table sets forth the actual asset allocation and weighted-average target asset allocation for our U.S. and non-U.S. pension plan assets:

Asset Category	Target Allocation 2009	Percentage of Plan Assets as of December 31, 2008	2007
Equity securities	58-85%	66%	71%
Debt securities	15-42%	32	27
Other	0-5%	2	2
Total		100%	100%

Investment objectives for our domestic plan assets are:

- To optimize the long-term return on plan assets at an acceptable level of risk;
- To maintain a broad diversification across asset classes;
- To maintain careful control of the risk level within each asset class; and
- To focus on a long-term return objective.

Our Company complies with ERISA rules and regulations and we prohibit investments and investment strategies not allowed by ERISA. We do not permit direct purchases of our Company's securities or the use of derivatives for the purpose of speculation. We invest the assets of non-domestic plans in compliance with laws and regulations applicable to those plans.

Cash Flows

Information about the expected cash flows for our pension and other post-retirement benefit plans is as follows:

	Expected Benefit Payments					
	2009	2010	2011	2012	2013	2014–2018
In thousands of dollars						
Pension Benefits	$191,593	$64,939	$51,325	$54,398	$56,195	$395,206
Other Benefits	30,399	32,125	32,426	31,476	30,620	131,655

The significantly higher 2009 expected cash flows from our pension plans are related to the global supply chain transformation program. These payments are primarily associated with the termination and partial termination of two Canadian pension plans, along with potential payments from a domestic pension plan which are highly dependent on the decisions of impacted hourly employees to withdraw funds.

14. EMPLOYEE STOCK OWNERSHIP TRUST AND SAVINGS PLANS

Prior to December 31, 2006, our Company's employee stock ownership trust ("ESOP") served as the primary vehicle for employer contributions to The Hershey Company 401(k) Plan (formerly known as The Hershey Company Employee Savings Stock Investment and Ownership Plan) for participating domestic salaried and hourly employees. In December 1991, we funded the ESOP by providing a 15-year, 7.75% loan of $47.9 million. The ESOP used the proceeds of the loan to purchase our Common Stock. During 2006, the ESOP received a combination of dividends on unallocated shares of our Common Stock and contributions from us. This equaled the amount required to meet principal and interest payments under the loan. Simultaneously, the ESOP allocated to participants 318,351 shares of our Common Stock in 2006. As of December 31, 2006 all shares had been allocated. We consider all ESOP shares as outstanding for income per share computations.

The following table summarizes our ESOP expense and dividends:

For the years ended December 31,	2006
In millions of dollars	
Compensation (income) related to ESOP	$(.3)
Dividends paid on unallocated ESOP shares	.3

- We recognized net compensation expense equal to the shares allocated multiplied by the original cost of $10.03 per share less dividends received by the ESOP on unallocated shares.
- We reflected dividends paid on all ESOP shares as a reduction to retained earnings.

Contributions to The Hershey Company 401(k) Plan are based on a portion of eligible pay up to a defined maximum. Beginning in 2007, the defined maximum was increased for all domestic salaried and non-union hourly employees and all matching contributions were made in cash. Beginning in 2008, the defined maximum was increased for certain union hourly employees. Some non-domestic employees are eligible to participate in similar plans. Expense associated with the defined contribution plans was $22.1 million in 2008 and $18.7 million in 2007.

15. CAPITAL STOCK AND NET INCOME PER SHARE

We had 1,055,000,000 authorized shares of capital stock as of December 31, 2008. Of this total, 900,000,000 shares were designated as Common Stock, 150,000,000 shares as Class B Common Stock ("Class B Stock") and 5,000,000 shares as Preferred Stock. Each class has a par value of one dollar per share. As of December 31, 2008, a combined total of 359,901,744 shares of both classes of common stock had been issued of which 227,035,071 shares were outstanding. No shares of the Preferred Stock were issued or outstanding during the three-year period ended December 31, 2008.

Holders of the Common Stock and the Class B Stock generally vote together without regard to class on matters submitted to stockholders, including the election of directors. The holders of Common Stock have one vote per share and the holders of Class B Stock have ten votes per share. However, the Common Stock holders, voting separately as a class, are entitled to elect one-sixth of the Board of Directors. With respect to dividend rights, the Common Stock holders are entitled to cash dividends 10% higher than those declared and paid on the Class B Stock.

Class B Stock can be converted into Common Stock on a share-for-share basis at any time. During 2008, 95,419 shares of Class B Stock were converted into Common Stock. During 2007, 9,751 shares were converted and during 2006, 2,400 shares were converted.

Changes in outstanding Common Stock for the past three years were as follows:

For the years ended December 31,	2008	2007	2006
Shares issued	**359,901,744**	359,901,744	359,901,744
Treasury shares at beginning of year	**(132,851,893)**	(129,638,183)	(119,377,690)
Stock repurchases:			
Repurchase programs and privately negotiated transactions	**—**	(2,915,665)	(10,601,482)
Stock options and benefits	**(1,609,612)**	(2,046,160)	(1,096,155)
Stock issuances:			
Stock options and benefits	**1,594,832**	1,748,115	1,437,144
Treasury shares at end of year	**(132,866,673)**	(132,851,893)	(129,638,183)
Net shares outstanding at end of year	**227,035,071**	227,049,851	230,263,561

Basic and Diluted Earnings Per Share were computed based on the weighted-average number of shares of the Common Stock and the Class B Stock outstanding as follows:

For the years ended December 31, In thousands except per share amounts	2008	2007	2006
Net income	**$311,405**	$214,154	$559,061
Weighted-average shares—Basic			
Common Stock	**166,709**	168,050	174,722
Class B Stock	**60,777**	60,813	60,817
Total weighted-average shares—Basic	**227,486**	228,863	235,539
Effect of dilutive securities:			
Employee stock options	**884**	2,058	2,784
Performance and restricted stock units	**327**	528	748
Weighted-average shares—Diluted	**228,697**	231,449	239,071
Earnings Per Share—Basic			
Common Stock	**$ 1.41**	$ .96	$ 2.44
Class B Stock	**$ 1.27**	$ .87	$ 2.19
Earnings Per Share—Diluted			
Common Stock	**$ 1.36**	$ .93	$ 2.34
Class B Stock	**$ 1.27**	$ .87	$ 2.17

For the year ended December 31, 2008, 12.7 million stock options were not included in the diluted earnings per share calculation because the exercise price was higher than the average market price of the Common Stock for the year. Therefore, the effect would have been antidilutive. In 2007, 6.8 million stock options were not included, and in 2006, 3.7 million stock options were not included in the diluted earnings per share calculation because the effect would have been antidilutive.

Milton Hershey School Trust

Hershey Trust Company, as Trustee for the benefit of Milton Hershey School, as institutional fiduciary for estates and trusts unrelated to Milton Hershey School, and as direct owner of investment shares, held 13,228,318 shares of our Common Stock as of December 31, 2008. As Trustee for the benefit of Milton Hershey School, Hershey Trust Company held 60,612,012 shares of the Class B Stock as of December 31, 2008, and was entitled to cast approximately 80% of the total votes of both classes of our common stock. The Milton Hershey School Trust must approve the issuance of shares of Common Stock or any other action that would result in the Milton Hershey School Trust not continuing to have voting control of our Company.

Stockholder Protection Rights Agreement

In December 2000, our Board of Directors unanimously adopted a Stockholder Protection Rights Agreement and declared a dividend of one right ("Right") for each outstanding share of Common Stock and Class B Stock payable to stockholders of record at the close of business on December 26, 2000. The Rights will at no time have voting power or receive dividends. The issuance of the Rights has no dilutive effect, does not affect reported earnings per share and is not taxable. The Rights will not change the manner in which our Common Stock is traded.

The Rights become exercisable only upon:

- resolution of the Board of Directors after any person (other than the Milton Hershey School Trust) has commenced a tender offer that would result in such person becoming the beneficial owner of 15% or more of the Common Stock;
- our announcement that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- a person or group (other than the Milton Hershey School Trust) becoming the beneficial owner of more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock.

When exercisable, each Right entitles its registered holder to purchase from our Company, at a pre–determined exercise price, one one-thousandth of a share of Series A Participating Preferred Stock, par value $1.00 per share. The Rights are convertible by holders of Class B Stock into Series B Participating Preferred Stock based on one one-thousandth of a share of Series B Participating Preferred Stock for every share of Class B Stock held at that time. Each one one-thousandth of a share of Series A Participating Preferred Stock has economic and voting terms similar to those of one share of Common Stock. Similarly, each one one-thousandth of a share of Series B Participating Preferred Stock has economic and voting terms similar to those of one share of Class B Stock.

Each Right will automatically become a right to buy that number of one one-thousandth of a share of Series A Participating Preferred Stock upon the earlier of:

- a public announcement by our Company that a person or group (other than the Milton Hershey School Trust) has acquired 15% or more of the outstanding shares of Common Stock; or
- such person or group (other than the Milton Hershey School Trust) acquiring more than 35% of the voting power of the Common Stock and Class B Stock.

The purchase price is pre-determined. The market value of the preferred stock would be twice the exercise price. Rights owned by the acquiring person or group are excluded. In addition, if we are acquired in a merger or other business combination, each Right will entitle a holder to purchase from the acquiring company, for the pre-determined exercise price, preferred stock of the acquiring company having an aggregate market value equal to twice the exercise price.

Further, our Board of Directors may, at its option, exchange all (but not less than all) of the outstanding Preferred Stock (other than Rights held by the acquiring person or group) for shares of Common Stock or Class B Stock, as applicable at any time after a person or group (other than the Milton Hershey School Trust) acquires:

- 15% or more (but less than 50%) of our Common Stock; or
- more than 35% of the voting power of all outstanding Common Stock and Class B Stock.

This may be done at an exchange ratio of one share of Common Stock or Class B Stock for each one one-thousandth of a share of Preferred Stock.

Solely at our option, we may amend the Rights or redeem the Rights for $.01 per Right at any time before the acquisition by a person or group (other than the Milton Hershey School Trust) of beneficial ownership of 15% or more of our Common Stock or more than 35% of the voting power of all of the outstanding Common Stock and Class B Stock. Unless redeemed earlier or extended by us, the Rights will expire on December 14, 2010.

16. STOCK COMPENSATION PLANS

At our annual meeting of stockholders, held April 17, 2007, stockholders approved The Hershey Company Equity and Incentive Compensation Plan ("EICP"). The EICP is an amendment and restatement of our former Key Employee Incentive Plan, a share-based employee incentive compensation plan, and is also a continuation of our Broad Based Stock Option Plan, Broad Based Annual Incentive Plan and Directors' Compensation Plan. Following its adoption on April 17, 2007, the EICP became the single plan under which grants using shares for compensation and incentive purposes will be made.

The following table summarizes our compensation costs:

For the years ended December 31, In millions of dollars	2008	2007	2006
Total compensation amount charged against income for stock compensation plans, including stock options, performance stock units and restricted stock units	**$36.3**	$28.5	$41.3
Total income tax benefit recognized in Consolidated Statements of Income for share-based compensation	**$13.1**	$ 9.9	$15.0

Compensation costs for stock compensation plans are primarily included in selling, marketing and administrative expense. The increase in share-based compensation expense for 2008 resulted from the impact of lowered performance expectations for the performance stock units in 2007 and the timing of the 2007 stock option grants. Our annual grant of stock options to management level employees, which customarily occurs in February of each year, was delayed in 2007 pending approval by our stockholders of the EICP. In 2008, we resumed our customary February grant schedule. The decline in compensation costs from 2006 to 2007 was primarily caused by reduced estimates for performance stock unit awards reflecting lower than expected operating results for the Company. In addition, stock option expense was lower in 2007 due to the timing of our primary stock option grant.

In 2008 and 2007, compensation cost was reduced by $.6 million and $1.1 million, respectively, related to stock option forfeitures from the global supply chain transformation program. In 2006, compensation cost included $1.2 million for the impact of accelerated vesting of stock options for employees exiting our Company. The income tax benefit amount for 2006 included $0.5 million for the accelerated vesting of stock options under this program. The accelerated vesting affected less than 100 employees exiting the company in 2006 under the Voluntary Workforce Reduction Programs described in Note 3, Business Realignment Initiatives.

The EICP provides for grants of one or more of the following stock-based compensation awards to employees, non-employee directors and certain service providers upon whom the successful conduct of our business is dependent:

- non-qualified stock options ("stock options");
- performance stock units and performance stock;
- stock appreciation rights;
- restricted stock units and restricted stock; and
- other stock-based awards.

The EICP also provides for the deferral of stock-based compensation awards by participants if approved by the Compensation and Executive Organization Committee of our Board and if in accordance with an applicable deferred compensation plan of the Company. Currently, the Compensation and Executive Organization Committee has authorized the deferral of performance stock unit and restricted stock unit awards by certain eligible employees under the Company's Deferred Compensation Plan. Our Board has authorized our non-employee directors to defer any portion of their cash retainer, committee chair fees and restricted stock units awarded after 2007 that they elect to convert into deferred stock units under our Directors' Compensation Plan. As of December 31, 2008, 52.0 million shares were authorized and approved by the Company's stockholders for grants under the EICP.

In July 2004, we announced a worldwide stock option grant under the Broad Based Stock Option Plan. This grant provided over 13,000 eligible employees with 100 non-qualified stock options. The stock options were granted at a price of $46.44 per share, have a term of ten years and will vest on July 19, 2009.

The following table sets forth information about the weighted-average fair value of options granted to employees during the year using the Black-Scholes option-pricing model and the weighted-average assumptions used for such grants:

For the years ended December 31,	2008	2007	2006
Dividend yields	**2.4%**	2.0%	1.6%
Expected volatility	**18.1%**	19.5%	23.7%
Risk-free interest rates	**3.1%**	4.6%	4.6%
Expected lives in years	**6.6**	6.6	6.6

- "Dividend yields" means the sum of dividends declared for the four most recent quarterly periods, divided by the estimated average price of our Common Stock for the comparable periods.
- "Expected volatility" means the historical volatility of our Common Stock over the expected term of each grant. We exclude the period during 2002 when unusual volatility resulted from the exploration of the possible sale of our Company.
- We base the risk-free interest rate for periods within the contractual life of the option on the U.S. Treasury yield curve in effect at the time of grant.
- "Expected lives" means the period of time that options granted are expected to be outstanding based primarily on historical data.

Stock Options

The exercise price of each option awarded under the EICP equals the closing price of the Company's Common Stock on the New York Stock Exchange on the date of grant. Prior to approval by our stockholders of the EICP on April 17, 2007, the exercise price of stock options granted under the former Key Employee Incentive Plan was determined as the closing price of our Common Stock on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted. Each option has a maximum term of ten years. Options granted to executives and key employees prior to January 1, 2000, vested at the end of the second year after grant. In 2000, we changed the terms and conditions of the grants to provide for pro-rated vesting over four years for options granted subsequent to December 31, 1999.

For the years ended December 31, In millions of dollars	2008	2007	2006
Compensation amount charged against income for stock options	**$27.2**	$26.8	$33.4

In 2008 and 2007, compensation cost was reduced by $.6 million and $1.1 million, respectively, related to stock option forfeitures from the global supply chain transformation program. The 2006 compensation amount included $1.2 million for the impact of the modification of stock option grants resulting in accelerated vesting of stock options. The modification related to employees exiting our Company in 2006 under the terms of the Voluntary Workforce Reduction Programs described in Note 3, Business Realignment Initiatives.

A summary of the status of our Company's stock options and changes during the years ending on those dates follows:

	2008		2007		2006	
Stock Options	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding at beginning of year	**13,889,116**	**$43.26**	13,855,113	$40.29	13,725,113	$37.83
Granted	**4,468,494**	**$35.95**	2,240,883	$53.72	1,777,189	$52.43
Exercised	**(1,196,417)**	**$30.92**	(1,686,448)	$29.97	(1,269,690)	$28.68
Forfeited	**(489,550)**	**$46.83**	(520,432)	$52.29	(377,499)	$47.19
Outstanding at end of year	**16,671,643**	**$42.08**	13,889,116	$43.26	13,855,113	$40.29
Options exercisable at year-end	**8,752,201**	**$40.91**	8,316,966	$37.43	8,212,209	$34.39
Weighted-average fair value of options granted during the year (per share)	**$ 6.20**		$ 12.84		$ 15.07	

For the years ended December 31, In millions of dollars	2008	2007	2006
Intrinsic value of options exercised	**$10.0**	$34.3	$32.3

The aggregate intrinsic value of options outstanding as of December 31, 2008 was $13.7 million. The aggregate intrinsic value of exercisable options as of December 31, 2008 was $13.7 million.

As of December 31, 2008, there was $35.2 million of total unrecognized compensation cost related to non-vested stock option compensation arrangements granted under the EICP. We expect to recognize that cost over a weighted-average period of 2.4 years.

The following table summarizes information about stock options outstanding as of December 31, 2008:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number Outstanding as of 12/31/08	Weighted-Average Remaining Contractual Life in Years	Weighted-Average Exercise Price	Number Exercisable as of 12/31/08	Weighted-Average Exercise Price
$ 22.50-34.66	**3,908,873**	**3.2**	**$31.28**	**3,874,418**	**$31.26**
$ 34.85-52.26	**7,754,257**	**7.5**	**$38.31**	**2,332,635**	**$38.68**
$ 52.30-64.65	**5,008,513**	**7.2**	**$56.37**	**2,545,148**	**$57.64**
$ 22.50-64.65	**16,671,643**	**6.6**	**$42.08**	**8,752,201**	**$40.91**

Performance Stock Units and Restricted Stock Units

Under the EICP, our Company grants performance stock units to selected executives and other key employees. Vesting is contingent upon the achievement of certain performance objectives. If our Company meets targets for financial measures at the end of the applicable three-year performance cycle, we award the full number of shares to the participants. The performance scores for 2008 grants of performance stock units can range from 0% to 250% of the targeted amounts. There were also additional grants of 2008 performance stock units ("2008 supplemental grants") which were supplements to the 2007 grants. The performance scores for the 2008 supplemental grants can range from 0% to 150%. Participants will receive the greater of an award for the 2008 supplemental grants or the 2007 grants.

In 2008, 2007 and 2006, we awarded restricted stock units to certain executive officers and other key employees under the EICP. We also awarded restricted stock units quarterly to non-employee directors.

Our Company recognizes the compensation cost associated with performance stock units ratably over the three-year term, except for the 2003 grants and 2008 supplemental grants. An additional three-year vesting term was imposed for the 2003 grants with accelerated vesting for retirement, disability or death. The compensation cost for the 2003 grants was recognized over a period from three to six years. The compensation cost for the 2008 supplemental grants is being recognized over two years. Compensation cost is based on the grant date fair value for the 2003, 2006, 2007 and 2008 grants because those grants can only be settled in shares of our Common Stock. Compensation cost for the 2004 and 2005 grants was based on the year-end market value of the stock because those grants could be settled in cash or in shares of our Common Stock.

We recognize the compensation cost associated with employee restricted stock units over a specified restriction period based on the year-end market value of the stock. We recognize expense for employee restricted stock units based on the straight-line method. We recognize the compensation cost associated with non-employee director restricted stock units at the grant date.

For the years ended December 31,	2008	2007	2006
In millions of dollars			
Compensation amount charged against income for performance and restricted stock units	**$9.1**	$1.7	$7.9

The increase in compensation expense for 2008 resulted from the impact of lowered performance expectations for the performance stock units in 2007.

Performance stock units and restricted stock units granted for potential future distribution were as follows:

For the years ended December 31,	2008	2007	2006
Units granted	**541,623**	387,143	247,340
Weighted-average fair value at date of grant	**$ 37.78**	$ 49.83	$ 55.24

A summary of the status of our Company's performance stock units and restricted stock units as of December 31, 2008 and the change during 2008 follows:

Performance Stock Units and Restricted Stock Units	2008	Weighted-average grant date fair value for equity awards or market value for liability awards
Outstanding at beginning of year	**691,032**	**$38.14**
Granted	**541,623**	**$37.78**
Performance assumption change	**(99,355)**	**$45.89**
Vested	**(333,980)**	**$35.41**
Forfeited	**(33,111)**	**$40.45**
Outstanding at end of year	**766,209**	**$36.13**

As of December 31, 2008, there was $16.4 million of unrecognized compensation cost relating to non-vested performance stock units and restricted stock units. We expect to recognize that cost over a weighted-average period of 2.1 years.

For the years ended December 31, In millions of dollars	2008	2007	2006
Intrinsic value of share-based liabilities paid, combined with the fair value of shares vested	**$10.3**	$22.4	$4.7

The higher 2007 amount was due to the payment of awards earned for the 2004-2006 performance stock unit cycle. In 2008, no payment was made for the 2005-2007 performance stock unit cycle based on the Company's performance against the two financial objectives which fell below the threshold levels required to earn an award. The 2006 amount was lower due to the additional three-year vesting term for the 2003 performance stock unit grants which reduced the number of shares that vested in 2006.

Deferred performance stock units, deferred restricted stock units, deferred directors' fees and accumulated dividend amounts totaled 446,845 units as of December 31, 2008.

We did not have any stock appreciation rights that were outstanding as of December 31, 2008.

17. SUPPLEMENTAL BALANCE SHEET INFORMATION

Accounts Receivable—Trade

In the normal course of business, our Company extends credit to customers that satisfy pre-defined credit criteria, based upon the results of our recurring financial account reviews and our evaluation of the current and projected economic conditions. Our primary concentration of credit risk is associated with McLane Company, Inc., one of the largest wholesale distributors to convenience stores, drug stores, wholesale clubs and mass merchandisers. As of December 31, 2008, McLane Company, Inc. accounted for approximately 27.3% of our total accounts receivable. No other customer accounted for more than 10% of our year-end accounts receivable.

We believe that we have little concentration of credit risk associated with the remainder of our customer base. Accounts Receivable-Trade, as shown on the Consolidated Balance Sheets, were net of allowances and anticipated discounts of $16.7 million as of December 31, 2008. Allowances and discounts were $17.8 million as of December 31, 2007.

Prepaid Expenses and Other Current Assets

As of December 31, 2008, prepaid expenses and other current assets included a receivable of approximately $14.5 million related to the recovery of damages from a product recall and temporary plant closure in Canada. A receivable of $17.7 million was included as of December 31, 2007. The decrease resulted primarily from currency exchange rate fluctuations. The product recall during the fourth quarter of 2006 was caused by a contaminated ingredient purchased from an outside supplier with whom we have filed a claim for damages and are currently in litigation.

Inventories

We value the majority of our inventories under the last-in, first-out ("LIFO") method and the remaining inventories at the lower of first-in, first-out ("FIFO") cost or market. Inventories include material, labor and overhead. LIFO cost of inventories valued using the LIFO method was $363.7 million as of December 31, 2008 and $369.9 million as of December 31, 2007. We stated inventories at amounts that did not exceed realizable values. Total inventories were as follows:

December 31, In thousands of dollars	2008	2007
Raw materials	**$ 215,309**	$199,460
Goods in process	**95,986**	80,282
Finished goods	**419,016**	407,058
Inventories at FIFO	**730,311**	686,800
Adjustment to LIFO	**(137,781)**	(86,615)
Total inventories	**$ 592,530**	$600,185

Property, Plant and Equipment

The property, plant and equipment balance included construction in progress of $131.4 million as of December 31, 2008 and $142.6 million as of December 31, 2007. Major classes of property, plant and equipment were as follows:

December 31, In thousands of dollars	2008	2007
Land	**$ 70,226**	$ 86,596
Buildings	**805,736**	788,267
Machinery and equipment	**2,561,458**	2,731,580
Property, plant and equipment, gross	**3,437,420**	3,606,443
Accumulated depreciation	**(1,978,471)**	(2,066,728)
Property, plant and equipment, net	**$ 1,458,949**	$ 1,539,715

During 2008, we recorded accelerated depreciation of property, plant and equipment of $60.6 million associated with our 2007 business realignment initiatives. As of December 31, 2008, certain real estate with a carrying value or fair value less cost to sell, if lower, of $15.8 million was being held for sale. These assets were associated with the closure of facilities as part of the 2007 business realignment initiatives.

Goodwill and Other Intangible Assets

Goodwill and intangible assets were as follows:

December 31, In thousands of dollars	2008	2007
Unamortized intangible assets:		
Goodwill balance at beginning of year	**$584,713**	$501,955
Goodwill acquired during year and other adjustments	**4,442**	79,932
Effect of foreign currency translation	**(34,478)**	15,086
Impairment charge	**—**	(12,260)
Goodwill balance at end of year	**$554,677**	$584,713
Trademarks	**$127,204**	$127,204
Impairment charge	**(45,739)**	—
Amortized intangible assets, gross:		
Customer-related	**30,116**	30,116
Intangible asset associated with cooperative agreement with Bauducco	**13,683**	—
Patents	**8,317**	8,317
Effect of foreign currency translation	**(7,958)**	1,613
Total other intangible assets, gross	**125,623**	167,250
Accumulated amortization	**(14,851)**	(11,388)
Other intangibles	**$110,772**	$155,862

The decrease in goodwill was primarily associated with the impact of foreign currency translation adjustments, partially offset by certain adjustments made to reflect the final fair value of assets acquired through business acquisitions in 2007. The 2007 impairment charge of $12.3 million resulted from our annual goodwill impairment evaluation for our business in Brazil. Despite a relatively high investment level, our Brazilian business had not gained profitable scale or adequate market distribution. This resulted in reduced expectations for future cash flows and a lower estimated fair value for this reporting unit.

In January 2008, Hershey do Brasil entered into a cooperative agreement with Bauducco. In the first quarter of 2008, we received approximately $2.0 million in cash and recorded an other intangible asset of $13.7 million associated with the cooperation agreement with Bauducco in exchange for our conveying to Bauducco a 49% interest in Hershey do Brasil.

The Company performs annual impairment tests of other intangible assets with indefinite lives in the fourth quarter of each year or when circumstances arise that indicate a possible impairment might exist. Due to reduced expectations for future sales and cash flows compared with the valuations at the acquisition dates, we determined that the carrying amounts of certain trademarks, primarily the *Mauna Loa* brand, exceeded their estimated fair value and recorded total non-cash impairment charges of $45.7 million in December 2008. Based on our annual impairment evaluations, we determined that no goodwill or any intangible assets other than those trademarks were impaired as of December 31, 2008.

The useful lives of trademarks were determined to be indefinite and, therefore, we are not amortizing these assets. We amortize customer-related intangible assets over their estimated useful lives of approximately ten years. We amortize patents over their remaining legal lives of approximately twelve years. Total amortization expense for other intangible assets was $4.1 million in 2008, $3.0 million in 2007 and $3.4 million in 2006.

The estimated amortization expense over the next five years is as follows:

In millions of dollars	2009	2010	2011	2012	2013
Estimated amortization expense	$4.2	$3.9	$3.9	$3.9	$3.9

Accrued Liabilities

Accrued liabilities were as follows:

December 31, In thousands of dollars	2008	2007
Payroll, compensation and benefits	**$198,710**	$187,605
Advertising and promotion	**182,227**	196,598
Other	**123,128**	154,783
Total accrued liabilities	**$504,065**	$538,986

Other Long-term Liabilities

Other long-term liabilities were as follows:

December 31, In thousands of dollars	2008	2007
Accrued post-retirement benefits	**$285,001**	$330,708
Other	**219,962**	213,308
Total other long-term liabilities	**$504,963**	$544,016

18. SEGMENT INFORMATION

We operate as a single reportable segment in manufacturing, marketing, selling and distributing various package types of chocolate candy, sugar confectionery, refreshment, and food and beverage enhancers under more than 80 brand names. Our five operating segments comprise geographic regions including the United States, Canada, Mexico, Brazil and other international locations, such as India, the Philippines, Korea, Japan, and China. We market confectionery products in approximately 50 countries worldwide.

For segment reporting purposes, we aggregate our operations in the Americas, which comprise the United States, Canada, Mexico and Brazil in accordance with the criteria of Statement of Financial Accounting Standards No. 131, *Disclosures about Segments of an Enterprise and Related Information*. We base this aggregation on similar economic characteristics, and similar products and services, production processes, types or classes of customers, distribution methods, and the similar nature of the regulatory environment in each location. We aggregate our other international operations with the Americas to form one reportable segment. When combined, our other international operations share most of the aggregation criteria and represent less than 10% of consolidated revenues, operating profits and assets.

The percentage of total consolidated net sales for businesses outside of the United States was 14.4% for 2008, 13.8% for 2007 and 10.9% for 2006. The percentage of total consolidated assets outside of the United States as of December 31, 2008 was 16.0%, and 16.2% as of December 31, 2007.

Sales to McLane Company, Inc., one of the largest wholesale distributors in the United States to convenience stores, drug stores, wholesale clubs and mass merchandisers, exceeded 10% of total net sales in each of the last three years, totaling $1.3 billion in 2008, $1.3 billion in 2007 and $1.2 billion in 2006. McLane Company, Inc. is the primary distributor of our products to Wal-Mart Stores, Inc.

19. QUARTERLY DATA (Unaudited)

Summary quarterly results were as follows:

Year 2008 In thousands of dollars except per share amounts	First	Second	Third	Fourth
Net sales	**$1,160,342**	**$1,105,437**	**$1,489,609**	**$1,377,380**
Gross profit	**376,452**	**382,511**	**501,229**	**497,526**
Net income	**63,245**	**41,467**	**124,538**	**82,155**
Per share—Basic—Class B Common Stock	**.26**	**.17**	**.51**	**.33**
Per share—Diluted—Class B Common Stock	**.26**	**.17**	**.51**	**.33**
Per share—Basic—Common Stock	**.29**	**.19**	**.56**	**.37**
Per share—Diluted—Common Stock	**.28**	**.18**	**.54**	**.36**

Year 2007 In thousands of dollars except per share amounts	First	Second	Third	Fourth
Net sales	$1,153,109	$1,051,916	$1,399,469	$1,342,222
Gross profit	414,031	329,438	470,623	417,477
Net income	93,473	3,554	62,784	54,343
Per share—Basic—Class B Common Stock[(a)]	.37	.01	.26	.22
Per share—Diluted—Class B Common Stock	.37	.02	.26	.22
Per share—Basic—Common Stock	.42	.02	.28	.24
Per share—Diluted—Common Stock[(a)]	.40	.01	.27	.24

(a) Quarterly income per share amounts do not total to the annual amounts due to changes in weighted-average shares outstanding during the year.

Item 9. ***CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE***

None.

Item 9A. ***CONTROLS AND PROCEDURES***

As required by Rule 13a-15 under the Securities Exchange Act of 1934 (the "Exchange Act"), the Company conducted an evaluation of the effectiveness of the design and operation of the Company's disclosure controls and procedures as of December 31, 2008. This evaluation was carried out under the supervision and with the participation of the Company's management, including the Company's Chief Executive Officer and Chief Financial Officer. Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the Company's disclosure controls and procedures are effective. There has been no change during the most recent fiscal quarter in the Company's internal control over financial reporting identified in connection with the evaluation that has materially affected, or is likely to materially affect, the Company's internal control over financial reporting.

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed in the Company's reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed in the Company's reports filed under the Exchange Act is accumulated and communicated to management, including the Company's Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

The Company's Common Stock is listed on the New York Stock Exchange ("NYSE") under the ticker symbol "HSY." On June 23, 2008, the Company's Chief Executive Officer, David J. West, certified to the NYSE pursuant to Rule 303A.12(a) that, as of the date of that certification, he was not aware of any violation by the Company of the NYSE's Corporate Governance listing standards.

MANAGEMENT REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The management of The Hershey Company is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rule 13a-15(f). The Company's internal control system was designed to provide reasonable assurance to the Company's management and Board of Directors regarding the preparation and fair presentation of published financial statements.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

The Company's management, including the Company's Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008. In making this assessment, the Company's management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control—Integrated Framework. Based on this assessment, management believes that, as of December 31, 2008, the Company's internal control over financial reporting was effective based on those criteria.

David J. West
Chief Executive Officer

Humberto P. Alfonso
Chief Financial Officer

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

We have audited The Hershey Company and subsidiaries (the "Company") internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying management report on internal control over financial reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of The Hershey Company as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2008, and our report dated February 19, 2009 expressed an unqualified opinion on those consolidated financial statements.

KPMG LLP

New York, New York
February 19, 2009

Item 9B. ***OTHER INFORMATION***

None.

PART III

Item 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The names, ages, positions held with our Company, periods of service as a director, principal occupations, business experience and other directorships of nominees for director of our Company are set forth in the Proxy Statement in the section entitled "Proposal No. 1—Election of Directors," following the question "Who are the nominees?," which information is incorporated herein by reference.

Our Executive Officers as of February 11, 2009

Name	Age	Positions Held During the Last Five Years
David J. West	45	President and Chief Executive Officer (December 2007); President (October 2007); Executive Vice President, Chief Operating Officer (and Chief Financial Officer until July 2007, when his successor to that position was elected) (January 2007); Senior Vice President, Chief Financial Officer (January 2005); Senior Vice President, Chief Customer Officer (June 2004); Senior Vice President, Sales (December 2002)
Humberto P. Alfonso (1)	51	Senior Vice President, Chief Financial Officer (July 2007); Vice President, Finance and Planning, North American Commercial Group (October 2006); Vice President, Finance and Planning, U.S. Commercial Group (July 2006)
John P. Bilbrey	52	Senior Vice President, President Hershey North America (December 2007); Senior Vice President, President International Commercial Group (November 2005); Senior Vice President, President Hershey International (November 2003)
Charlene H. Binder (2)	48	Senior Vice President, Chief People Officer (March 2008)
Michele G. Buck (3)	47	Senior Vice President, Global Chief Marketing Officer (December 2007); Senior Vice President, Chief Marketing Officer, U.S. Commercial Group (November 2005); Senior Vice President, President U.S. Snacks (April 2005)
George F. Davis	60	Senior Vice President, Chief Information Officer (June 2008); Vice President, Chief Information Officer (December 2000)
Javier H. Idrovo (4)	41	Senior Vice President, Strategy and Business Development (December 2008)
Thaddeus Jastrzebski (5)	47	Senior Vice President, President Hershey International (December 2007); Vice President, International Finance and Planning (September 2004)
Terence L. O'Day (6)	59	Senior Vice President, Global Operations (December 2008)
Burton H. Snyder	61	Senior Vice President, General Counsel and Secretary (November 2003)
C. Daniel Azzara	54	Vice President, Global Research and Development (April 2007); Vice President, Global Innovation and Quality (October 2005); Vice President, Global Research and Development (June 2004)
David W. Tacka	55	Vice President, Chief Accounting Officer (February 2004)

There are no family relationships among any of the above-named officers of our Company.

(1) Mr. Alfonso was elected Vice President, Finance and Planning, U.S. Commercial Group effective July 17, 2006. Prior to joining our Company he was Executive Vice President Finance, Chief Financial Officer, Americas Beverages, Cadbury Schweppes (March 2005); Vice President Finance, Global Supply Chain, Cadbury Schweppes (May 2003).

(2) Ms. Binder was elected Senior Vice President, Chief People Officer effective April 21, 2008. Prior to joining our Company, Ms. Binder was Vice President, Human Resources for North America, The Dannon Company (January 2006); Senior Vice President, Global Human Resources, Unilever Cosmetics International (January 2001).

(3) Ms. Buck was elected Senior Vice President, President U.S. Snacks effective April 19, 2005. Prior to joining our Company, Ms. Buck was Senior Vice President and General Manager, Kraft Confections (October 2001).

(4) Mr. Idrovo was elected Senior Vice President, Strategy and Business Development effective December 2, 2008. Prior to joining our Company he was President, Dole Packaged Foods, LLC (January 2006); Vice President and Chief Financial Officer, Dole Packaged Foods (April 2005); Senior Vice President, Strategy, Dole Food Company, Inc. (September 2004); Vice President, Strategy, Dole Food Company, Inc. (April 2001).

(5) Mr. Jastrzebski was elected Vice President, International Finance and Planning effective September 29, 2004. Prior to joining our Company he was Senior Vice President, Finance, IT and Administration, and Chief Financial Officer for CARE, U.S.A. (July 2002).

(6) Mr. O'Day was elected Senior Vice President, Global Operations effective December 2, 2008. Prior to joining our Company he was Executive Vice President and Chief Operating Officer of Mannatech, Inc. (June 2006); Executive Vice President Operations, Refrigerated Foods, Conagra Refrigerated Foods Companies (January 2001).

Our Executive Officers are generally elected each year at the organization meeting of the Board in April.

Information regarding the identification of the Audit Committee as a separately-designated standing committee of the Board and information regarding the status of one or more members of the Audit Committee being an "audit committee financial expert" is set forth in the Proxy Statement in the section entitled "Governance of the Company," following the question "What are the committees of the Board and what are their functions?," which information is incorporated herein by reference.

Reporting of any inadvertent late filings under Section 16(a) of the Securities Exchange Act of 1934, as amended, is set forth in the section of the Proxy Statement entitled "Section 16(a) Beneficial Ownership Reporting Compliance." This information is incorporated herein by reference.

Information regarding our Code of Ethical Business Conduct applicable to our directors, officers and employees is set forth in Part I of this Annual Report on Form 10-K, under the heading "Available Information."

Item 11. *EXECUTIVE COMPENSATION*

Information regarding compensation of each of the named executive officers, including our Chief Executive Officer, and the Compensation Committee Report are set forth in the section of the Proxy Statement entitled "Executive Compensation," which information is incorporated herein by reference. Information regarding compensation of our directors is set forth in the section of the Proxy Statement entitled "Director Compensation," which information is incorporated herein by reference.

Item 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

(a) Information concerning ownership of our voting securities by certain beneficial owners, individual nominees for director, the named executive officers, including persons serving as our Chief Executive Officer and executive officers as a group, is set forth in the section entitled "Ownership of the Company's Securities" in the Proxy Statement, which information is incorporated herein by reference.

(b) The following table provides information about all of the Company's equity compensation plans as of December 31, 2008:

Equity Compensation Plan Information

Plan Category	(a) Number of securities to be issued upon exercise of outstanding options, warrants and rights	(b) Weighted-average exercise price of outstanding options, warrants and rights	(c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders (1)	15,779,743	$41.83	12,878,813
Equity compensation plans not approved by security holders (2)	891,900	$46.44	1,201,884
Total	16,671,643	$42.08	14,080,697

(1) Column (a) includes stock options granted under the stockholder-approved EICP. The securities available for future issuances in column (c) are not allocated to any specific type of award under the EICP, but are available generally for future awards of stock options, performance stock units, performance stock, restricted stock units, restricted stock and other stock-based awards.

(2) Column (a) includes 891,900 stock options outstanding that were granted under the Broad Based Stock Option Plan. In July 2004, the Company announced a worldwide stock option grant under the Broad Based Stock Option Plan, which provided over 13,000 eligible employees with a grant of 100 non-qualified stock options each. The stock options were granted at a price of $46.44 per share which equates to 100% of the fair market value of our Common Stock on the date of grant (determined as the closing price on the New York Stock Exchange on the trading day immediately preceding the date the stock options were granted), have a term of ten years and will vest on July 19, 2009. Column (c) includes 1,078,100 stock options under the Broad Based Stock Option Plan remaining available for future issuances as of December 31, 2008.

Column (c) also includes 123,784 shares remaining available for future issuances under the Directors' Compensation Plan as of December 31, 2008.

Item 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE*

Information regarding transactions with related persons is set forth in the section of the Proxy Statement entitled "Certain Transactions and Relationships" and information regarding director independence is set forth in the section of the Proxy Statement entitled "Governance of the Company" following the question, "Which directors are independent, and how does the Board make that determination?," which information is incorporated herein by reference.

Item 14. *PRINCIPAL ACCOUNTANT FEES AND SERVICES*

Information regarding "Principal Accountant Fees and Services," including the policy regarding pre-approval of audit and non-audit services performed by our Company's independent auditors, is set forth in the section entitled "Information About our Independent Auditors" in the Proxy Statement, which information is incorporated herein by reference.

PART IV

Item 15. *EXHIBITS AND FINANCIAL STATEMENT SCHEDULES*

Item 15(a)(1): Financial Statements

The audited consolidated financial statements of the Company and its subsidiaries and the Report of the Independent Registered Public Accounting Firm thereon, as required to be filed with this report, are set forth under Item 8 of this report.

Item 15(a)(2): Financial Statement Schedule

The following consolidated financial statement schedule of the Company and its subsidiaries for the years ended December 31, 2008, 2007 and 2006 is filed herewith on the indicated page in response to Item 15(c):

Schedule II—Valuation and Qualifying Accounts (Page 113)

Other schedules have been omitted as not applicable or required, or because information required is shown in the consolidated financial statements or notes thereto.

Financial statements of the parent company only are omitted because the Company is primarily an operating company and there are no significant restricted net assets of consolidated and unconsolidated subsidiaries.

Item 15(a)(3): Exhibits

The following items are attached or incorporated by reference in response to Item 15(c):

Articles of Incorporation and By-laws

3.1 The Company's Restated Certificate of Incorporation, as amended, is incorporated by reference from Exhibit 3 to the Company's Quarterly Report on Form 10-Q for the quarter ended April 3, 2005. The By-laws, as amended and restated as of December 4, 2007, are incorporated by reference from Exhibit 3.1 to the Company's Current Report on Form 8-K, filed December 7, 2007.

Instruments defining the Rights of security holders, including indentures

4.1 Stockholder Protection Rights Agreement between the Company and Mellon Investor Services LLC, as Rights Agent, dated December 14, 2000, is incorporated by reference from Exhibit 4.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2000.

4.2 The Company has issued certain long-term debt instruments, no one class of which creates indebtedness exceeding 10% of the total assets of the Company and its subsidiaries on a consolidated basis. These classes consist of the following:

1) 5.300% Notes due 2011
2) 6.95% Notes due 2012
3) 5.00% Notes due 2013
4) 4.850% Notes due 2015
5) 5.450% Notes due 2016
6) 8.8% Debentures due 2021
7) 7.2% Debentures due 2027
8) Other Obligations

The Company will furnish copies of the above debt instruments to the Commission upon request.

Material contracts

10.1 Kit Kat and Rolo License Agreement (the "License Agreement") between the Company and Rowntree Mackintosh Confectionery Limited is incorporated by reference from Exhibit 10(a) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1980. The License Agreement was amended in 1988 and the Amendment Agreement is incorporated by reference from Exhibit 19 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 3, 1988. The License Agreement was assigned by Rowntree Mackintosh Confectionery Limited to Societe des Produits Nestle SA as of January 1, 1990. The Assignment Agreement is incorporated by reference from Exhibit 19 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1990.

10.2 Peter Paul/York Domestic Trademark & Technology License Agreement between the Company and Cadbury Schweppes Inc. (now Cadbury Ireland Limited) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.3 Cadbury Trademark & Technology License Agreement between the Company and Cadbury Limited (now Cadbury Ireland Limited) dated August 25, 1988, is incorporated by reference from Exhibit 2(a) to the Company's Current Report on Form 8-K dated September 8, 1988. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation.

10.4 Trademark and Technology License Agreement between Huhtamaki and the Company dated December 30, 1996, is incorporated by reference from Exhibit 10 to the Company's Current Report on Form 8-K dated February 26, 1997. This agreement was assigned by the Company to its wholly-owned subsidiary, Hershey Chocolate & Confectionery Corporation. The agreement was amended and restated in 1999 and the Amended and Restated Trademark and Technology License Agreement is incorporated by reference from Exhibit 10.2 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1999.

10.5 Five Year Credit Agreement dated as of December 8, 2006 among the Company and the banks, financial institutions and other institutional lenders listed on the respective signature pages thereof ("Lenders"), Citibank, N.A., as administrative agent for the Lenders (as defined therein), Bank of America, N.A., as syndication agent, UBS Loan Finance LLC, as documentation agent, and Citigroup Global Markets, Inc. and Banc of America Securities LLC, as joint lead arrangers and joint book managers is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed December 11, 2006.

10.6 Master Innovation and Supply Agreement between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed July 19, 2007.

10.7 Supply Agreement for Monterrey, Mexico, between the Company and Barry Callebaut, AG, dated July 13, 2007, is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K, filed July 19, 2007.

10.8 The Company's Short-Term Credit Agreement dated August 24, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K, filed August 30, 2007.

Executive Compensation Plans and Management Contracts

10.9 The Long-Term Incentive Program Participation Agreement is incorporated by reference from Exhibit 10.2 to the Company's Current Report on Form 8-K filed February 18, 2005.

10.10 The Company's Equity and Incentive Compensation Plan, as approved by our stockholders on April 17, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed April 20, 2007.

10.11 Terms and Conditions of Nonqualified Stock Option Awards under the Equity and Incentive Compensation Plan is incorporated by reference from Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 1, 2007.

10.12 Terms and Conditions of Nonqualified Stock Option Awards under the Equity and Incentive Compensation Plan is incorporated by reference from Exhibit 10.1 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.13 The Retirement Agreement and General Release between the Company and Marcella K. Arline dated October 1, 2007, is incorporated by reference from Exhibit 10.1 to the Company's Current Report on Form 8-K filed November 16, 2007.

10.14 The Confidential Agreement and General Release between the Company and Thomas K. Hernquist is incorporated by reference from Exhibit 10.3 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.15 A summary of certain compensation matters previously contained in the Company's Current Report on Form 8-K filed February 19, 2009, is attached hereto and filed as Exhibit 10.1.

10.16 The Company's Executive Benefits Protection Plan (Group 3A), Amended and Restated as of January 1, 2009, is attached hereto and filed as Exhibit 10.2.

10.17 The Company's Deferred Compensation Plan, Amended and Restated as of October 1, 2007, is incorporated by reference from Exhibit 10.5 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.18 First Amendment to The Hershey Company Deferred Compensation Plan (Amended and Restated as of October 1, 2007) is incorporated by reference from Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008.

10.19 Second Amendment to The Hershey Company Deferred Compensation Plan (Amended and Restated as of October 1, 2007) is attached hereto and filed as Exhibit 10.3.

10.20 Executive Confidentiality and Restrictive Covenant Agreement is incorporated by reference from Exhibit 10.4 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.

10.21 Executive Confidentiality and Restrictive Covenant Agreement adopted as of February 16, 2009, is attached hereto and filed as Exhibit 10.4.

10.22 The Company's Supplemental Executive Retirement Plan, Amended and Restated as of October 2, 2007, is incorporated by reference from Exhibit 10.6 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.23 First Amendment to The Hershey Company Supplemental Executive Retirement Plan, effective as of January 1, 2009, is attached hereto and filed as Exhibit 10.5.

10.24 The Company's Compensation Limit Replacement Plan, Amended and Restated as of January 1, 2009, is attached hereto and filed as Exhibit 10.6.

10.25 The Amended and Restated Executive Employment Agreement between the Company and David J. West, dated as of October 2, 2007, is incorporated by reference from Exhibit 10.9 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2007.

10.26 First Amendment to Amended and Restated Executive Employment Agreement between the Company and David J. West, effective as of February 13, 2008, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended March 30, 2008.

10.27 Second Amendment to Amended and Restated Executive Employment Agreement between the Company and David J. West, effective as of December 29, 2008, is attached hereto and filed as Exhibit 10.7.

10.28 Letter confirming changes to compensation of Burton H. Snyder, dated June 16, 2008, is incorporated by reference from Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended June 29, 2008.

10.29 The Company's Directors' Compensation Plan, Amended and Restated as of December 2, 2008, is attached hereto and filed as Exhibit 10.8.

Broad Based Equity Compensation Plans

10.30 The Company's Broad Based Stock Option Plan, as amended, is incorporated by reference from Exhibit 10.4 to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2002.

Other Exhibits

12.1 Computation of ratio of earnings to fixed charges statement

A computation of ratio of earnings to fixed charges for the fiscal years ended December 31, 2008, 2007, 2006, 2005 and 2004 is attached hereto and filed as Exhibit 12.1.

21.1 Subsidiaries of the Registrant

A list setting forth subsidiaries of the Company is attached hereto and filed as Exhibit 21.1.

23.1 Independent Auditors' Consent

The consent dated February 20, 2009 to the incorporation of reports of the Company's Independent Auditors is attached hereto and filed as Exhibit 23.1.

31.1 Certification of David J. West, Chief Executive Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.1.

31.2 Certification of Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, is attached hereto and filed as Exhibit 31.2.

32.1 * Certification of David J. West, Chief Executive Officer, and Humberto P. Alfonso, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 is attached hereto and furnished as Exhibit 32.1.

---

* Pursuant to Securities and Exchange Commission Release No. 33-8212, this certification will be treated as "accompanying" this Annual Report on Form 10-K and not "filed" as part of such report for purposes of Section 18 of the Exchange Act, or otherwise subject to the liability of Section 18 of the Exchange Act, and this certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Company specifically incorporates it by reference.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Company has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, this 20th day of February, 2009.

THE HERSHEY COMPANY
(Registrant)

By: /s/ HUMBERTO P. ALFONSO
Humberto P. Alfonso
Senior Vice President, Chief Financial Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Company and in the capacities and on the date indicated.

Signature	Title	Date
/s/ DAVID J. WEST **(David J. West)**	Chief Executive Officer and Director	February 20, 2009
/s/ HUMBERTO P. ALFONSO **(Humberto P. Alfonso)**	Chief Financial Officer	February 20, 2009
/s/ DAVID W. TACKA **(David W. Tacka)**	Chief Accounting Officer	February 20, 2009
/s/ ROBERT F. CAVANAUGH **(Robert F. Cavanaugh)**	Director	February 20, 2009
/s/ CHARLES A. DAVIS **(Charles A. Davis)**	Director	February 20, 2009
/s/ ARNOLD G. LANGBO **(Arnold G. Langbo)**	Director	February 20, 2009
/s/ JAMES E. NEVELS **(James E. Nevels)**	Director	February 20, 2009
/s/ THOMAS J. RIDGE **(Thomas J. Ridge)**	Director	February 20, 2009
/s/ DAVID L. SHEDLARZ **(David L. Shedlarz)**	Director	February 20, 2009
/s/ CHARLES B. STRAUSS **(Charles B. Strauss)**	Director	February 20, 2009
/s/ LEROY S. ZIMMERMAN **(LeRoy S. Zimmerman)**	Director	February 20, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
The Hershey Company:

Under date of February 19, 2009, we reported on the consolidated balance sheets of The Hershey Company and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, cash flows and stockholders' equity for each of the years in the three-year period ended December 31, 2008, which are included in The Hershey Company's Annual Report on Form 10-K. In connection with our audits of the aforementioned consolidated financial statements, we also audited the related financial statement schedule. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits.

In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 158, *Employers' Accounting for Defined Benefit Pensions and Other Postretirement Plans,* at December 31, 2006.

/s/ KPMG LLP

New York, New York
February 19, 2009

THE HERSHEY COMPANY AND SUBSIDIARIES

SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2008, 2007 and 2006

Description In thousands of dollars	Balance at Beginning of Period	Additions: Charged to Costs and Expenses	Additions: Charged to Other Accounts(a)	Deductions from Reserves	Balance at End of Period
Year Ended December 31, 2008:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$17,807	$3,968	$—	$(5,181)	$16,594
Year Ended December 31, 2007:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$18,665	$2,840	$427	$(4,125)	$17,807
Year Ended December 31, 2006:					
Reserves deducted in the consolidated balance sheet from the assets to which they apply					
Accounts Receivable—Trade	$19,433	$2,669	$—	$(3,437)	$18,665

(a) Includes recoveries of amounts previously written off and amounts related to acquired businesses.

CERTIFICATION

I, David J. West, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):

   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

David J. West
Chief Executive Officer
February 20, 2009

CERTIFICATION

I, Humberto P. Alfonso, certify that:

1. I have reviewed this Annual Report on Form 10-K of The Hershey Company;
2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;
3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;
4. The registrant's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:
   (a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;
   (b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;
   (c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and
   (d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and
5. The registrant's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors (or persons performing the equivalent functions):
   (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and
   (b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.



Humberto P. Alfonso
Chief Financial Officer
February 20, 2009

[THIS PAGE INTENTIONALLY LEFT BLANK]

DIRECTORS AND HERSHEY EXECUTIVE TEAM

As of March 16, 2009

Directors

James E. Nevels
Chairman of the Board of Directors
The Hershey Company
Chairman
The Swarthmore Group
Philadelphia, PA

Robert F. Cavanaugh
Managing Director
DLJ Real Estate Capital Partners
Los Angeles, CA

Charles A. Davis
Chief Executive Officer
Stone Point Capital LLC
Greenwich, CT

Arnold G. Langbo
Retired Chairman
Kellogg Company
Battle Creek, MI

Thomas J. Ridge
President and Chief Executive Officer
Ridge Global, LLC
Washington, DC

David L. Shedlarz
Retired Vice Chairman
Pfizer Inc.
New York, NY

Charles B. Strauss
Retired President and Chief Executive Officer
Unilever United States
Englewood Cliffs, NJ

David J. West
President and Chief Executive Officer
The Hershey Company

LeRoy S. Zimmerman
Senior Counsel
Eckert Seamans Cherin & Mellott, LLC
Pittsburgh, PA

Audit Committee

Charles B. Strauss, Chair
Robert F. Cavanaugh
Charles A. Davis
David L. Shedlarz

Compensation and Executive Organization Committee

Arnold G. Langbo, Chair
Robert F. Cavanaugh
James E. Nevels
Charles B. Strauss

Governance Committee

James E. Nevels, Chair
Thomas J. Ridge
LeRoy S. Zimmerman

Executive Committee

James E. Nevels, Chair
Arnold G. Langbo
Charles B. Strauss
LeRoy S. Zimmerman

Hershey Executive Team

David J. West
President and Chief Executive Officer

Humberto P. Alfonso
Senior Vice President
Chief Financial Officer

C. Daniel Azzara
Vice President
Global Research and Development

John P. Bilbrey
Senior Vice President
President Hershey North America

Charlene H. Binder
Senior Vice President
Chief People Officer

Michele G. Buck
Senior Vice President
Global Chief Marketing Officer

George F. Davis
Senior Vice President
Chief Information Officer

Javier H. Idrovo
Senior Vice President
Strategy and Business Development

Thaddeus J. Jastrzebski
Senior Vice President
President Hershey International

Terence L. O'Day
Senior Vice President
Global Operations

Burton H. Snyder
Senior Vice President
General Counsel and Secretary

DIRECTIONS TO GIANT CENTER


Scranton
Wilkes-Barre
Hershey, PA
Allentown
78
Reading
Harrisburg
Lancaster
76
322
NJ
Gettysburg
Philadelphia
83
Wilmington
MD
95
Baltimore
Washington, DC
DE

- **Traveling South on I-81**
  Take exit 80 and follow Route 743 South to Hershey. Follow Route 743 South / Hersheypark Drive to GIANT Center. Follow signs for parking.
- **Traveling North on I-81**
  Take exit 77 and follow Route 39 East to Hershey. Continue to GIANT Center. Follow signs for parking.
- **Traveling West on the PA Turnpike (I-76)**
  Take exit 266. Turn left on Route 72 North. Follow Route 72 North to Route 322 West. Follow Route 322 West into Hershey. Stay straight as Route 322 West becomes Hersheypark Drive / Route 39 West. Continue to GIANT Center. Follow signs for parking.
- **Traveling East on PA Turnpike (I-76)**
  Take exit 247. Take I-283 North to exit 3 and follow Route 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.
- **Traveling North on I-83**
  Approaching Harrisburg, follow signs to continue on I-83 North. Follow I-83 North to Route 322 East to Hershey. Take the Hersheypark Drive / Route 39 West exit. Follow Route 39 to GIANT Center. Follow signs for parking.